Exhibit (a)(1)(A)

2 May 2013

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other appropriate independent financial adviser who, if you are resident in Ireland, is authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations (Nos 1 to 3) 2007 of Ireland (as amended), or the Investment Intermediaries Act 1995 of Ireland (as amended) or, who, if you are resident in the United Kingdom, is authorised under the Financial Services and Markets Act 2000 of the United Kingdom, or from another appropriately authorised independent financial adviser if you are resident in a territory outside Ireland or the United Kingdom.

If you sell or have sold or otherwise transferred all of your Elan Stock, please immediately send this document and the accompanying Acceptance Documents (other than any personalised Form of Acceptance) to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. However, these documents should not be forwarded or transmitted in, into or from any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction. If you have sold or otherwise transferred only part of your holding of Elan Stock, you should retain these documents and consult your stockbroker, bank or other agent through whom the sale or transfer was effected.

This document should be read in conjunction with the accompanying Acceptance Documents. Appendix V contains the definitions of certain terms used in this document and in the Acceptance Documents.

CASH OFFER

by

ECHO PHARMA ACQUISITION LIMITED

for

ELAN CORPORATION, PLC

The distribution of this document and the accompanying Acceptance Documents in, into, or from, certain jurisdictions other than Ireland, the United Kingdom and the United States may be restricted or affected by the laws of those jurisdictions. Accordingly, copies of this document and the accompanying Acceptance Documents are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Persons who receive this document and the accompanying Acceptance Documents (including without limitation nominees, trustees and custodians) and are subject to the laws of any jurisdiction other than Ireland, the United Kingdom or the United States, or who are not resident in Ireland, the United Kingdom or the United States, will need to inform themselves about, and observe any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction.

The procedure for acceptance of the Offer is set out on pages 11 to 13 of this document (Action to be taken to accept the Offer), in Parts C, D, and E of Appendix I and in the accompanying Acceptance Documents.

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Echo Pharma Acquisition Limited (“Royalty Pharma”) and RP Management, LLC (“RP Management”) in connection with the Offer and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in relation to the Offer or any other matters referred to in this document.

BofA Merrill Lynch, together with its affiliate Merrill Lynch International (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the Offer and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of BofA Merrill Lynch or its affiliates or for providing advice in relation to the Offer or any other matters referred to in this document.

Groton Partners is acting exclusively for Royalty Pharma and RP Management in connection with the Offer and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to its clients or for providing advice in relation to the Offer or any other matters referred to in this document.

The Offer has not been approved or disapproved by the US Securities Exchange Commission (“SEC”) or any securities commission of any state of the United States, nor has the SEC or any state securities commission passed any determination upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Frequently asked questions

The following are some of the questions you, as a holder of Elan Shares and/or holder of Elan ADSs, may have and answers to those questions. You are advised to read carefully the remainder of this document and all of the Appendices referred to herein, plus the accompanying Form of Acceptance (in relation to Elan Shares) or Letter of Transmittal (in relation to Elan ADSs).

1.	Who is making the Offer?

The Offer is being made by Echo Pharma Acquisition Limited (“Royalty Pharma”), a private limited company incorporated under the laws of Ireland with registration number 525315, having its registered office at 70 Sir John Rogerson’s Quay, Dublin 2, Ireland. Royalty Pharma has been newly incorporated under the laws of Ireland and established specifically for the purpose of making the Offer. Further details in relation to the shareholding structure of Royalty Pharma and the financing of the Offer are described in paragraphs 2 (Directors and company information), 3 (Shareholders and ownership structure of Royalty Pharma and RP Management) and 4 (Financing arrangements) of Appendix III.

2.	What are the classes of Elan securities sought in the Offer?

Royalty Pharma is seeking to acquire all of the issued and to be issued Elan Shares, including those Elan Shares represented by Elan ADSs.

3.	What is the offer price?

Given the amount of cash on Elan’s balance sheet relative to the rest of Elan’s assets, as a condition to the payment of 100% of the consideration in cash, Royalty Pharma requires certainty as to the amount of Elan Net Cash. Therefore, Royalty Pharma is asking Elan to confirm the Elan Net Cash position through the Elan Balance Sheet Confirmation Requirement, which is described in detail in paragraph 5 (The Elan Balance Sheet Confirmation Requirement) of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in this document, as at a date (the Cash Testing Date) falling not earlier than 31 May 2013 and not later than 17 June 2013.

There are three alternatives as to the offer price based on whether the Elan Balance Sheet Confirmation Requirement is satisfied and whether the Elan Net Cash equals or exceeds the Elan Net Cash Threshold.

The three alternatives are:

Alternative 1: If Elan does not satisfy the Elan Balance Sheet Confirmation Requirement by 5:00 p.m. (Irish time) / 12:00 noon (New York City time) on 17 June 2013 (the Relevant Date), then:

•	the cash component of the consideration will be US$10.25 per Elan Share (including each Elan Share represented by an Elan ADS); and

•

Elan Stockholders who accept the Offer will also receive Net Cash Rights entitling them to receive a potential further payment of up to US$1.00 per Elan Share (including each Elan Share represented by an Elan ADS) no later than 60 days following the Unconditional Date, dependent on the actual amount of Elan Net Cash. Further details of the Net Cash Rights are set out in paragraph 6 (Net Cash Rights) of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in this document and in paragraph 8 (Net Cash Rights) of Appendix III.

In the event that the Net Cash Rights are issued, each Net Cash Right will have a minimum value of US$0.00 and a maximum value of US$1.00, and Royalty Pharma can provide no assurance as to its actual value. Even if the Elan Net Cash exceeds the Elan Net Cash Threshold, the maximum value of each Net Cash Right will be US$1.00. As a result, if Elan has not satisfied the Elan Balance Sheet Confirmation Requirement by the date you tender your shares in acceptance of the Offer, you should not tender unless you are willing to accept an offer price of US$10.25.

Alternative 2: If Elan satisfies the Elan Balance Sheet Confirmation Requirement and announces or confirms that the Elan Net Cash equals or exceeds the Elan Net Cash Threshold, then the offer price will be:

•	US$11.25 in cash for each Elan Share (including each Elan Share represented by an Elan ADS) and no Net Cash Rights will be issued as they are not required.

Alternative 3: If Elan satisfies the Elan Balance Sheet Confirmation Requirement and announces or confirms that the Elan Net Cash is less than the Elan Net Cash Threshold, then, for each Elan Share (including each Elan Share represented by an Elan ADS), Elan Stockholders who accept the Offer will receive the offer price of US$11.25, reduced by the Elan Balance Sheet Confirmation Adjustment, which is described in detail in paragraph 5 (The Elan Balance Sheet Confirmation Requirement) of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in this document (and which adjustment is up to a maximum of US$1.00), in cash.

Not later than 10:00 p.m. (Irish time) / 5:00 p.m. (New York City time) on 17 June 2013, we will confirm the offer price and whether Net Cash Rights will be issued (based on whether the Elan Balance Sheet Confirmation Requirement is met and the Elan Net Cash position) by issuing an announcement. Such confirmation will also be despatched by mail to Elan Stockholders as soon as practicable thereafter.

For the avoidance of doubt, in the event that Offer becomes or is declared unconditional in all respects prior to the satisfaction of the Elan Balance Sheet Confirmation Requirement, Elan Stockholders who accept the Offer will receive US$10.25 per Elan Share (including each Elan Share represented by an Elan ADS) and Net Cash Rights entitling them to receive a further payment of up to US$1.00 per Elan Share (including each Elan Share represented by an Elan ADS) no later than 60 days following the Unconditional Date, dependent on the actual amount of Elan Net Cash.

4.	If I accept the Offer, will I receive the offer price in cash?

If the Elan Balance Sheet Confirmation Requirement is not satisfied by 5:00 p.m. (Irish time) / 12:00 noon (New York City time) on the Relevant Date, then, for each Elan Share (including each Elan Share represented by an Elan ADS) you hold, you will receive US$10.25 in cash and one Net Cash Right representing your right to receive a cash amount no later than 60 days following the Unconditional Date (following the determination by an independent accounting firm appointed by Royalty Pharma of the Elan Net Cash as of the Relevant Date determined in accordance with the procedures set forth in this document). In the event that the Net Cash Rights are issued, each Net Cash Right will have a minimum value of US$0.00 and a maximum value of US$1.00, and Royalty Pharma can provide no assurance as to its actual value.

Please be aware that, even if the Elan Net Cash exceeds the Elan Net Cash Threshold, the maximum value of each Net Cash Right will be US$1.00. As a result, if Elan has not satisfied the Elan Balance Sheet Confirmation Requirement by the date you tender your shares in acceptance of the Offer, you should not tender unless you are willing to accept an offer price of US$10.25.

If the Elan Balance Sheet Confirmation Requirement is satisfied by 5:00 p.m. (Irish time) / 12:00 noon (New York City time) on the Relevant Date and Elan announces or confirms that the Elan Net Cash equals or exceeds the Elan Net Cash Threshold then, for each Elan Share (including each Elan Share represented by an Elan ADS), Elan Stockholders who accept the Offer will receive the entire offer price of US$11.25 in cash. If Elan announces or confirms that the Elan Net Cash is less than the Elan Net Cash Threshold then, for each Elan Share (including each Elan Share represented by an Elan ADS), Elan Stockholders who accept the Offer will receive the offer price of US$11.25, reduced by the Elan Balance Sheet Confirmation Adjustment, which is described in detail in paragraph 5 (The Elan Balance Sheet Confirmation Requirement) of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in this document (and which adjustment is up to a maximum of US$1.00), in cash.

For more information regarding the calculation of the Elan Net Cash and the Net Cash Rights, please refer to paragraph 5 (The Elan Balance Sheet Confirmation Requirement) and paragraph 6 (Net Cash Rights) of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in this document, together with paragraph 8 (Net Cash Rights) of Appendix III.

5.	What is the Elan Balance Sheet Confirmation Requirement?

The Elan Balance Sheet Confirmation Requirement shall be considered to have been satisfied if, by 5:00 p.m. (Irish time) / 12:00 noon (New York City time) on the Relevant Date, Elan makes a

Public Balance Sheet Confirmation Announcement or issues a Private Balance Sheet Confirmation Letter stating the amount of Elan Net Cash as at the Cash Testing Date and confirming that the Board of Elan has no reason to believe that there has been any material reduction in the Elan Net Cash since the Cash Testing Date and that it has no reason to believe that there will be any material reduction in the Elan Net Cash in the 20 Business Days following the Relevant Date.

If the Elan Net Cash as so announced or confirmed equals or exceeds the Elan Net Cash Threshold then Elan Stockholders will receive the offer price of US$11.25 for each Elan Share (including each Elan Share represented by an Elan ADS) held by them in cash. If Elan announces or confirms that the Elan Net Cash is less than the Elan Net Cash Threshold then, for each Elan Share (including each Elan Share represented by an Elan ADS), Elan Stockholders will receive the offer price of US$11.25, reduced by the Elan Balance Sheet Confirmation Adjustment, which is described in detail in paragraph 5 (The Elan Balance Sheet Confirmation Requirement) of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in this document (and which adjustment is up to a maximum of US$1.00), in cash.

A form of the Public Balance Sheet Confirmation Announcement and a form of the Private Balance Sheet Confirmation Letter are set out at Appendix IX of this document.

6.	How does the Offer compare with recent trading prices of Elan Shares?

In the event that the Elan Balance Sheet Confirmation Requirement is not satisfied and the Net Cash Rights have a value of US$0.00, or the Elan Balance Sheet Confirmation Requirement is satisfied and the Elan Balance Sheet Confirmation Adjustment is US$1.00 (the maximum amount of such adjustment), the offer price of US$10.25[1] represents:

•	a premium of 25% to the Undisturbed Elan Enterprise Value;

•	14x 2015E Broker Projected EBITDA;

•	26x2 2015E Broker Projected Earnings Per Share; and

•	a discount of 3% to the US Closing Price of US$10.60 for Elan ADSs on the New York Stock Exchange on 22 February 2013, being the last trading day prior to commencement of the Offer Period.

In the event that Elan satisfies the Elan Balance Sheet Confirmation Requirement and announces or confirms that the Elan Net Cash equals or exceeds the Elan Net Cash Threshold, the US$11.25 offer price represents:

•	a premium of 25% to the Undisturbed Elan Enterprise Value;

•	14 x 2015E Broker Projected EBITDA;

•	29x3 2015E Broker Projected Earnings Per Share; and

•	a premium of 6% to the US Closing Price of US$10.60 for Elan ADSs on the New York Stock Exchange on 22 February 2013, being the last trading day prior to commencement of the Offer Period.

7.	Has Royalty Pharma discussed the Offer with the Elan Board?

To date, the members of Elan’s Board have refused to engage in discussions with Royalty Pharma regarding the Offer and have not allowed Royalty Pharma to conduct any due diligence review.

Please refer to paragraph 3 (Background to the Offer) of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in this document, for additional information.

8.	What are the most significant conditions to the Offer?

[1] Based on the calculation of Offer Enterprise Value as set out in Appendix VIII.

[2] 2015E Broker Projected Earnings Per Share adjusted as follows: 2015E Broker Projected Earnings Per Share of US$0.33 multiplied by the Fully Diluted Elan Stock Number (Pre-Dutch Auction) of 604 million divided by the Fully Diluted Elan Stock Number of 515 million.

[3] 2015E Broker Projected Earnings Per Share adjusted as follows: 2015E Broker Projected Earnings Per Share of US$0.33 multiplied by the Fully Diluted Elan Stock Number (Pre-Dutch Auction) of 604 million divided by the Fully Diluted Elan Stock Number of 516 million.

The Offer is conditional on Royalty Pharma receiving valid acceptances of the Offer, that have not been validly withdrawn, in respect of not less than 90% (or such lower percentage as Royalty Pharma may decide) of the maximum number of Elan Shares (including Elan Shares represented by Elan ADSs) in issue (but excluding any such Elan Shares which are cancelled after the date of this document or which are held, or become held, in treasury) or which may be issued pursuant to the exercise of outstanding subscription, conversion or other rights, which carry, or if allotted and issued, or re-issued from treasury, would carry, not less than 90% (or such lower percentage as Royalty Pharma may decide) of the voting rights attaching to such shares. This percentage may be reduced at the discretion of Royalty Pharma, subject to certain limitations.

In addition, there are anti-trust/competition law conditions, conditions related to the Tysabri Royalty and a condition that Elan takes no frustrating actions (within the meaning of Rule 21 of the Irish Takeover Rules), among others. The Irish Takeover Rules require us to obtain the consent of the Irish Takeover Panel before we can invoke any condition to the Offer involving a criterion of materiality. In practice, the Irish Takeover Panel is unlikely to give such consent unless the circumstances underlying the failure of the condition are of material significance to Royalty Pharma in the context of the Offer.

The full text of all of the conditions to the Offer is set out in Part A of Appendix I.

9.	What is the Acceptance Condition?

The Acceptance Condition requires that Royalty Pharma receives valid acceptances of the Offer, that have not been validly withdrawn, in respect of not less than 90% (or such lower percentage as Royalty Pharma may decide) of the maximum number of Elan Shares (including Elan Shares represented by Elan ADSs) in issue (but excluding any such Elan Shares which are cancelled after the date of this document or which are held, or become held, in treasury) or which may be issued pursuant to the exercise of outstanding subscription, conversion or other rights, which carry, or if allotted and issued, or re- issued from treasury would carry, not less than 90% (or such lower percentage as Royalty Pharma may decide) of the voting rights attaching to such shares.

This percentage may be reduced at the discretion of Royalty Pharma, to such number of Elan Shares (including Elan Shares represented by Elan ADSs) in issue or unconditionally allotted pursuant to the exercise of outstanding subscription, conversion or other rights, carrying in aggregate more than 50% of the voting rights then exercisable at a general meeting of Elan, subject to certain requirements of the Irish Takeover Rules and US tender offer rules (subject to certain exemptive relief which has been granted in respect of the Offer by the SEC).

At least five US Business Days prior to any reduction in the Acceptance Condition, Royalty Pharma will announce that it is reserving its right to so reduce the Acceptance Condition. Any such reduction in the Acceptance Condition will not occur until after the expiration of 20 US Business Days from commencement of this Offer. Upon Royalty Pharma’s announcement that it may reduce the Acceptance Condition, the Offer shall not be capable of becoming unconditional until at least five US Business Days have elapsed. After the Offer becomes unconditional, the Initial Offer Period will have ended and the Subsequent Offer Period will begin.

After a reduction in the Acceptance Condition, Elan Stockholders will be able to accept the Offer for at least five US Business Days during the Subsequent Offer Period.

10.	What does it mean for the Offer to become or be declared “unconditional?”

The Offer will become or be declared unconditional when all of the conditions of the Offer described in Part A of Appendix I have been satisfied, fulfilled or, to the extent permitted, waived by Royalty Pharma. The Acceptance Condition cannot become or be declared satisfied until all of the other conditions have been satisfied, fulfilled or, to the extent permitted, waived. Royalty Pharma cannot acquire your Elan Shares, including those represented by Elan ADSs, pursuant to the Offer until the Offer becomes or is declared unconditional. You will not have withdrawal rights after the Offer becomes or is declared unconditional except in certain limited circumstances (for example, if Royalty Pharma fails to make certain announcements required by the Irish Takeover Rules or if Royalty Pharma withdraws an announcement that the Offer will not be increased or further extended after a particular date). These circumstances are described in paragraph 4 (Rights of withdrawal) of Part B of Appendix I.

11.	What is the last day the Offer could become or be declared wholly unconditional?

If all conditions of the Offer have not been satisfied, fulfilled or, to the extent permitted, waived by Royalty Pharma by 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013 (in the case of all conditions other than the Acceptance Condition) or 5:00 p.m. (Irish time) / 12:00 noon (New York City time) on 31 May 2013 (in the case of the Acceptance Condition) or by any later time(s) and/or date(s) to which the Initial Offer Period has been extended, the Offer will lapse. Unless the Irish Takeover Panel agrees otherwise (and subject to Royalty Pharma complying with the applicable US tender offer rules), the last date to which the Initial Offer Period may be extended is 1 July 2013. If Royalty Pharma does not complete the Offer, it will not purchase your Elan Shares, including those represented by Elan ADSs.

12.	Is the Offer subject to a financing condition?

No. The Offer is not subject to a financing condition. The Offer will be financed by facilities made available by Bank of America, N.A. and JPMorgan Chase Bank, N.A. and existing resources available to RPIFT, as described in paragraph 4 (Financing arrangements) of Appendix III.

13.	How do I accept the Offer?

Please refer to the section entitled “Action to be taken to accept the Offer” on pages 11 to 13 of this document.

14.	How long do I have to accept the Offer?

You will have until 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013, to accept the Offer or withdraw your acceptance, unless this initial offer period is extended. We refer to this period, including any extensions prior to the Offer becoming wholly unconditional, as the “Initial Offer Period.” Once all of the conditions to the Offer have been satisfied, fulfilled or, to the extent permitted, waived by Royalty Pharma, the Offer will be declared wholly unconditional and the Offer will be extended for a subsequent period of at least 14 calendar days, but it may be extended beyond that time by Royalty Pharma until a further specified date or until further notice. We refer to this subsequent period as the “Subsequent Offer Period.” You may accept the Offer, but generally you may not withdraw your acceptance, during the Subsequent Offer Period.

The processing office of the ADS Tender Agent will not be open overnight. Therefore, all physical deliveries of documents required to tender Elan ADSs in acceptance of the Offer must be completed prior to the close of business on the US Business Day prior to the Initial Closing Date.

The Book-Entry Transfer Facility will cease processing tenders of Elan ADSs at its close of business on the US Business Day prior to the Initial Closing Date. In addition, each participant in the Book-Entry Transfer Facility and other securities intermediary will establish its own cut-off date and time to receive instructions to tender Elan ADSs in acceptance of the Offer, which will be earlier than the Initial Closing Date. You should contact the broker or other securities intermediary through which you hold Elan ADSs to determine the cut-off date and time applicable to you.

There will be no guaranteed delivery procedure in the Offer. That means if you settle a trade to acquire Elan ADSs after the Offer closes, you will not be able to tender those Elan ADSs.

15.	Can the Offer be extended and under what circumstances?

If all of the conditions to the Offer have not been satisfied, fulfilled or, to the extent permitted, waived by Royalty Pharma by 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013 (in the case of all conditions other than the Acceptance Condition) or 5:00 p.m. (Irish time) / 12:00 noon (New York City time) on 31 May 2013 (in the case of the Acceptance Condition), Royalty Pharma may choose to extend the Initial Offer Period. Royalty Pharma may also be required to extend the Initial Offer Period under applicable securities laws if it changes the Offer in any material respect.

The minimum period during which the Offer must remain open following material changes in the terms of the Offer will depend upon the facts and circumstances then existing, including the materiality of the changes.

Once all the conditions to the Offer have been satisfied, fulfilled or, to the extent permitted, waived by Royalty Pharma, the Offer will be extended for a Subsequent Offer Period of at least 14 calendar days.

The Initial Offer Period for acceptances and withdrawals cannot be extended beyond 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time), on 1 July 2013, without the consent of the Irish Takeover Panel.

Please refer to paragraph 1 (Acceptance period) of Part B of Appendix I for more information.

16.	How will I be notified if the Offer is extended?

If Royalty Pharma extends the Initial Offer Period, it will make a public announcement of the extension not later than 8:00 a.m. (Irish time) / 3:00 a.m. (New York City time) on the next Business Day following the date on which the Offer was scheduled to expire.

Please refer to paragraph 3 (Announcements) of Part B of Appendix I for more information.

17.	If I accept the Offer, may I change my mind and withdraw my acceptance?

To withdraw an acceptance, you must deliver a written notice of withdrawal with the required information to Capita Registrars (Ireland) Limited, the Irish Receiving Agent, or The Bank of New York Mellon, the ADS Tender Agent, as applicable, at any time during the Initial Offer Period. You may not withdraw your acceptance once the Offer has been declared unconditional (which begins the Subsequent Offer Period) except in limited circumstances.

At least five US Business Days prior to any reduction in the Acceptance Condition, Royalty Pharma will announce that it is reserving its right to so reduce the Acceptance Condition. Any such reduction in the Acceptance Condition will not occur until after the expiration of 20 US Business Days from commencement of this Offer. Upon Royalty Pharma’s announcement that it may reduce the Acceptance Condition, the Offer shall not be capable of becoming unconditional until at least five US Business Days have elapsed, and withdrawal rights will be available during that time. After the Offer becomes unconditional, the Initial Offer Period will have ended and the Subsequent Offer Period will begin. Withdrawal rights of Elan Stockholders will cease at the time the Offer becomes unconditional.

Please refer to paragraph 4 (Rights of withdrawal) of Part B of Appendix I for more information.

18.	Will the Offer be followed by compulsory acquisition and/or de-listing?

If the Offer becomes or is declared unconditional in all respects and sufficient acceptances have been received, Royalty Pharma intends to apply the provisions of Regulation 23 of the Irish Takeover Regulations to acquire compulsorily any outstanding Elan Shares (including Elan Shares represented by Elan ADSs) not acquired or agreed to be acquired pursuant to the Offer or otherwise.

As soon as it is appropriate and possible to do so, and subject to the Offer becoming or being declared unconditional in all respects, Royalty Pharma intends to cause Elan to apply for cancellation of the listing of the Elan Shares on the Irish Stock Exchange and the Elan ADSs on the NYSE, and to propose a resolution to re-register Elan as a private company under the relevant provisions of the Companies (Amendment) Act 1983 of Ireland. De-listing is likely to reduce significantly the liquidity and marketability of any Elan Stock in respect of which the Offer has not been accepted. Following the delisting of the Elan ADSs from the NYSE, Royalty Pharma intends to procure that Elan files with the SEC a request that Elan’s obligations under the US Exchange Act be terminated if and when Elan is eligible to do so. While the Elan ADSs may continue to trade in the over-the-counter market in the United States, the liquidity, if any, of that market is likely to be significantly less than the current liquidity on the NYSE.

19.	Can I choose the currency of the cash that I receive?

The cash consideration payable under the Offer will be settled in US dollars.

Capita Registrars Limited, the parent company of Capita Registrars (Ireland) Limited, the Irish Receiving Agent, is offering a service directly to holders of Elan Shares who accept the Offer and who wish to convert their consideration in US dollars into euro or pounds sterling. Any holder of Elan Shares wishing to avail of this service should complete an International Payment Service instruction form, and return it via the Irish Receiving Agent with his duly completed

Form of Acceptance. Capita Registrars Limited will then make arrangements for such conversion at the prevailing market rates available to it at the time of conversion. Further details are set out in the accompanying letter from the Irish Receiving Agent, Capita Registrars (Ireland) Limited.

20.	Will I have to pay any fees or commissions?

If you are the registered owner of your Elan Stock and you accept the Offer, you will not have to pay brokerage fees or similar expenses in connection with your acceptance of the Offer. If you own your Elan Stock through a broker or other securities intermediary, and your securities intermediary accepts the Offer on your behalf, your securities intermediary may charge you a fee for doing so. You should consult your broker or securities intermediary to determine whether any charges will apply.

If you tender your Elan ADSs in the Offer, Royalty Pharma will withhold up to US$0.05 per Elan ADS from the consideration payable to you to pay the fees of the ADS Depositary for the surrender of the Elan ADSs and delivery of the Elan Shares represented thereby if such surrender and delivery is requested by Royalty Pharma. That money will be paid to the ADS Depositary at the time the tendered and purchased ADSs are surrendered by or at the discretion of Royalty Pharma for the purposes of the withdrawal of the Elan Shares represented thereby.

21.	Will I be taxed on the consideration that I receive in respect of the Offer?

For Irish tax purposes, Irish Holders (as defined in paragraph 7(a) (Irish taxation) of Appendix III) who elect, under the Offer, to dispose of their Elan Shares for cash may be subject to Irish capital gains tax (in the case of individuals) or Irish corporation tax (in the case of companies) to the extent that the proceeds realised from such disposition exceed the indexed base cost of their Elan Shares plus incidental selling expenses. See paragraph 7(a) (Irish taxation) of Appendix III.

For US federal income tax purposes, a US Shareholder (as defined in paragraph 7(b) (US Taxation) of Appendix III) who elects, pursuant to the Offer, to dispose of some portion or all of its Elan Shares will generally recognize gain or loss in an amount equal to the difference, if any, between the amount realized from the disposition of such Elan Shares and such US Shareholder’s adjusted tax basis (for US tax purposes) in such Elan Shares. Subject to the discussion set forth in paragraph 7(b) (US taxation) of Appendix III, such gain or loss generally will be capital gain or loss. Capital gains of certain non- corporate US Shareholders derived with respect to Elan Shares held for more than one year at the time of the disposition generally will be subject to reduced rates of US federal income taxation. The deductibility of capital losses may be subject to certain limitations. See paragraph 7(b) (US taxation) of Appendix III.

It is recommended that you consult an appropriate independent adviser in respect of your tax treatment in relation to the Offer.

22.	Who can I speak with if I have questions about the Offer?

If you have questions concerning the Offer or the acceptance process, please contact:

(If you hold Elan Shares either in certificated form or in CREST)	(If you hold Elan ADSs)
Capita Registrars (Ireland) Limited Call on: +353 1 553 0090 (operates 9:00 a.m. to 5:00 p.m. (Irish time) Mon-Fri (other than public holidays))

MacKenzie Partners, Inc.
If calling from within the US:
Call toll-free on: (800) 322-2885; or
Call collect on: (212) 929-5500
If calling from outside the US:
Call on: +1 212 929-5500
(operates 8:00 a.m. to 9:00 p.m. (New York
City time) Mon-Fri (other than public holidays))

Important Notices

Notice to US Holders of Elan Stock

The Offer is being made in accordance with the requirements of the Irish Takeover Rules and pursuant to the US Exchange Act, subject to certain exemptive relief which has been granted in respect of the Offer by the SEC. Accordingly, the Offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that may be different from those typically applicable under US domestic tender offer procedures and law. In addition, this document, the Acceptance Documents and any other documents relating to the Offer have been or will be prepared in accordance with the Irish Takeover Rules and Irish disclosure requirements, format and style, all of which may differ from those in the United States.

In addition, US Holders of Elan Stock should be aware that, if Royalty Pharma elects to proceed pursuant to a scheme of arrangement (as described below), the federal securities laws of the United States may not be applicable.

Other Overseas Jurisdictions

The Offer is not being made, directly or indirectly, in or into or by the use of mails, or by any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce, or of any facility of a national securities exchange, of any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction and, subject to certain exceptions, the Offer cannot be accepted by any such use, means, instrumentality or facility or from within any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, copies of this document, the Acceptance Documents and any other accompanying documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent, into or from any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction and persons receiving this document, the Acceptance Documents and any other accompanying documents (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions, as doing so may invalidate any purported acceptance of the Offer.

Any person (including, without limitation, any custodian, nominee or trustee) who intends to, or who may be under a contractual or legal obligation to, forward this document, the Acceptance Documents and/or any other related documentation to any jurisdiction outside Ireland, the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirement of such jurisdictions. Further details in this regard are contained in paragraph 7 (Overseas Stockholders) of Part B of Appendix I.

Forward-looking statements

This document may include certain “forward looking statements” with respect to the business, strategy and plans of Royalty Pharma and its expectations relating to the Offer and Elan’s future financial condition and performance. Statements that are not historical facts, including statements about Elan or Royalty Pharma or Royalty Pharma’s belief and expectation, are forward looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the Offer; projections or expectations of profit attributable to shareholders; anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Elan, the Elan Group, RP Management or Royalty Pharma following the Offer; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Elan, the Elan Group, RP Management or Royalty Pharma following the Offer; statements concerning any future Irish, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological or regulatory developments; and statements of assumptions underlying such statements.

Forward looking statements only speak as of the date on which they are made, and the events discussed in this document may not occur. Subject to compliance with applicable law and regulation, Royalty Pharma is not under any obligation to update publicly or revise forward looking statements, whether as a result of new information, future events or otherwise.

Rule 8 - Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Elan, all “dealings” in any “relevant securities” of Elan (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 p.m. (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn or on which the Offer Period otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Elan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Elan by Elan or Royalty Pharma, or by any of their respective “associates” must also be disclosed by no later than 12:00 noon (Irish time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this document constitutes a profit forecast for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Royalty Pharma, RP Management or Elan as appropriate. No statement in this document constitutes an asset valuation.

Action to be taken to accept the Offer

If you are a holder of Elan Shares

Complete and sign the Form of Acceptance in accordance with the instructions set out in this document, including, in particular, Parts D and E of Appendix I, and in the Form of Acceptance.

(i)	If you hold your Elan Shares in certificated form (that is, not in CREST)

Return the completed and signed Form of Acceptance together with your share certificate(s) and/or other document(s) of title (using the enclosed reply-paid envelope) to Capita Registrars (Ireland) Limited, the Irish receiving agent for the Offer, as soon as possible, but in any event so as to arrive by no later than 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time), on 31 May 2013 (or such later time(s) and/or date(s) to which the Offer may be extended) to one of the following addresses (as appropriate):

By post	By hand
Capita Registrars (Ireland) Limited PO Box 7117 Dublin 2 Ireland	Capita Registrars (Ireland) Limited 2 Grand Canal Square Dublin 2 Ireland

(ii)	If you hold your Elan Shares in uncertificated form (that is, in CREST)

Return the completed and signed Form of Acceptance (using the enclosed reply-paid envelope) to Capita Registrars (Ireland) Limited, the Irish receiving agent for the Offer, as soon as possible, but in any event so as to arrive by no later than 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time), on 31 May 2013 (or such later time(s) and/or date(s) to which the Offer may be extended) to one of the following addresses (as appropriate):

By post	By hand
Capita Registrars (Ireland) Limited PO Box 7117 Dublin 2 Ireland	Capita Registrars (Ireland) Limited 2 Grand Canal Square Dublin 2 Ireland

Additionally, if you hold Elan Shares in uncertificated form, carefully follow the instructions set out in paragraph 1(d) (Additional procedures for Elan Shares in uncertificated form (that is, in CREST) of Part D of Appendix I.

If your Elan Shares are registered in the name of a nominee, you should contact your broker, investment dealer, bank, trust company or other nominee for assistance in accepting the Offer.

If you are a holder of Elan ADSs

(i)	If you are a registered holder of Elan ADSs in certificated form and you have Elan ADRs evidencing those Elan ADSs

Complete and sign the Letter of Transmittal in accordance with the instructions set out in this document, including, in particular, paragraph 1(a) (Elan Shares in certificated form represented by Elan ADRs not held through the Book Entry Transfer Facility) of Part C of Appendix I, and in the Letter of Transmittal.

Return the completed and signed Letter of Transmittal and the Elan ADRs evidencing your Elan ADSs to The Bank of New York Mellon, the ADS Tender Agent, as soon as possible, but in any event so as to arrive by no later than 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time), on 31 May 2013 (or such later time(s) and/or date(s) to which the Offer may be extended) to one of the following addresses (as appropriate):

By registered, certified or express mail	By overnight courier
The Bank of New York Mellon Voluntary Corporate Actions P.O. Box 43031 Providence, Rhode Island 02940-3031 United States of America	The Bank of New York Mellon Voluntary Corporate Actions 250 Royall Street Canton, Massachusetts 02021 United States of America

(ii)

If you hold your Elan ADSs through a broker or other securities intermediary in book-entry form through the Book-Entry Transfer Facility (that is, you hold your Elan ADSs in a brokerage or custodian account and through a clearing system)

Carefully follow the instructions set out in paragraph 1(b) (Elan ADSs held through a broker or other securities intermediary in book-entry form through the Book Entry Transfer Facility) of Part C of Appendix I.

(iii)

If you hold you hold your Elan ADSs through direct registration on the books and records of the ADS Depositary (that is, you hold your Elan ADSs in uncertificated form in an ADS holder account at the ADS Depositary), including holdings in the Elan International Direct Investment Plan

Return the completed and signed Letter of Transmittal to The Bank of New York Mellon, the ADS Tender Agent for the Offer, as soon as possible, but in any event so as to arrive by no later than 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time), on 31 May 2013 (or such later time(s) and/or date(s) to which the Offer may be extended) to one of the addresses set forth under (i) above (as appropriate).

In all cases your acceptance of the Offer must be received by 1:00 p.m. (Irish Time) / 8:00 a.m. (New York City time) on 31 May 2013 (or such later time(s) and/or date(s) to which the Offer may be extended). The processing office of the ADS Tender Agent will not be open overnight. Therefore, all physical deliveries of documents required to tender Elan ADSs must be completed prior to the close of business on the US Business Day prior to the Initial Closing Date.

The Book-Entry Transfer Facility will cease processing tenders of Elan ADSs at its close of business on the US Business Day prior to the Initial Closing Date. In addition, each participant in the Book-Entry Transfer Facility and other securities intermediary will establish its own cut-off date and time to receive instructions to tender Elan ADSs in the Offer, which will be earlier than the Initial Closing Date. You should contact the broker or other securities intermediary through which you hold Elan ADSs to determine the cut-off date and time applicable to you.

There will be no guaranteed delivery procedure in the Offer. That means if you settle a trade to acquire Elan ADSs after the Offer closes, you will not be able to tender those Elan ADSs.

If you have questions concerning the Offer or the acceptance process, please contact:

(If you hold Elan Shares in certificated form or in CREST)	(If you hold Elan ADSs)
Capita Registrars (Ireland) Limited	MacKenzie Partners, Inc.
Call on: +353 1 553 0090 (operates 9:00 a.m. to 5:00 p.m. (Irish time) Mon-Fri (other than public holidays))

If calling from within the US:
Call toll-free on: (800) 322-2885; or
Call collect on: (212) 929-5500
If calling from outside the US:
Call on: + 1 212 929-5500
(operates 8:00 a.m. to 9:00 p.m. (New York City time) Mon-Fri (other than public holidays))

For legal reasons, the contact numbers listed above will only be available to assist you with information contained in this document. Advice on the merits of the Offer cannot be provided nor may any financial advice be given. Calls may be monitored for quality control purposes.

Settlement

Subject to the Offer becoming or being declared unconditional in all respects (except as provided in paragraph 7 (Overseas Stockholders) of Part B of Appendix I in the case of certain Overseas Stockholders (other than those resident in, or otherwise subject to the jurisdiction of, Ireland, the United Kingdom or the United States) and save to the extent that the Irish Takeover Panel permits any extension of such period), settlement of the consideration to which accepting Elan Stockholders are entitled under the Offer will be effected:

(a)	in the case of acceptances of the Offer received, complete in all respects, by the Unconditional Date, within 14 calendar days of such date; and

(b)	in the case of acceptances of the Offer received, complete in all respects, after the Unconditional Date, but while the Offer remains open for acceptance, within 14 calendar days of such receipt.

In the event that accepting Elan Stockholders also receive Net Cash Rights as part of the consideration under the Offer, settlement of such Net Cash Rights will be effected by the entry of their names into a register of Net Cash Rights and the issue by Royalty Pharma of written confirmations acknowledging such entry:

(a)	in the case of acceptances of the Offer received, complete in all respects, by the Unconditional Date, within 14 calendar days of such date; and

(b)	in the case of acceptances of the Offer received, complete in all respects, after the Unconditional Date, but while the Offer remains open for acceptance, within 14 calendar days of such receipt.

All amounts of cash consideration under the Offer will be paid in US dollars.

All amounts due in respect of Net Cash Rights that accepting Elan Stockholders receive (if any) will be paid not later than 60 days following the Unconditional Date. All amounts paid to Elan Stockholders in respect of the Net Cash Rights will be paid in US dollars.

Capita Registrars Limited, the parent company of Capita Registrars (Ireland) Limited, the Irish Receiving Agent, is offering a service directly to holders of Elan Shares who accept the Offer and who wish to convert their consideration in US dollars into euro or pounds sterling. Any holder of Elan Shares wishing to avail of this service should complete an International Payment Service instruction form, and return it via the Irish Receiving Agent with his duly completed Form of Acceptance. Capita Registrars Limited will then make arrangements for such conversion at the prevailing market rates available to it at the time of conversion. Further details are set out in the accompanying letter from the Irish Receiving Agent, Capita Registrars (Ireland) Limited.

Important dates and times

The dates and times set forth in the table below in connection with the Offer may change in accordance with the terms and conditions of the Offer, as described in this document.

References to a time are to Irish time (unless otherwise stated).

Event	Time and/or date
Publication of this document; beginning of the Initial Offer Period	2 May 2013
Latest time and date for holders of Elan Stock to accept the Offer and end of the Initial Offer Period (unless extended) as at the date of this document	1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013
Cash Testing Date	Not earlier than 31 May 2013 and not later than 17 June 2013
Relevant Date (for the purposes of the Elan Balance Sheet Confirmation Requirement)	by 5:00 p.m. (Irish time) / 12:00 noon (New York City time) on 17 June 2013
Last date on which the Offer may be revised	17 June 2013
Last date on which Royalty Pharma can announce that it is reserving its right to waive down the Acceptance Condition	24 June 2013
Last date on which the Acceptance Condition can be waived down	1 July 2013
Latest possible time and date to which the Initial Offer Period may be extended and for holders of Elan Stock to accept the Offer	1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 1 July 2013
If extended, latest date on which the Offer may become, or be declared, unconditional in all respects (i.e. the latest Unconditional Date)	5:00 p.m. (Irish time) / 12:00 noon (New York City time) on 1 July 2013
Payment of consideration to holders of Elan Stock who accept during the Initial Offer Period	Not later than 14 days after the Unconditional Date

US tender offer rules (subject to certain exemptive relief which has been granted in respect of the Offer by the SEC) require that acceptances of the Offer remain subject to withdrawal rights until such time as the Offer becomes, or is declared, unconditional in all respects. Accordingly, it is a term of the Offer that, unless Royalty Pharma otherwise determines, the Acceptance Condition shall be capable of being satisfied, or being treated as satisfied, only at the time when all of the other conditions to the Offer shall have been satisfied, fulfilled or, to the extent permitted, waived. As a result, unless Royalty Pharma otherwise determines, the Offer will lapse unless all conditions have been been satisfied, fulfilled or, to the extent permitted, waived, at the latest by 1 July 2013.

The Irish Takeover Panel has granted a waiver of Rule 10.6 of the Irish Takeover Rules so that the Offer is only required to be declared unconditional as to acceptances when the Offer can also be declared unconditional in all respects.

Letter from the Chairman of Royalty Pharma

Echo Pharma Acquisition Limited 70 Sir John Rogerson’s Quay Dublin 2 Ireland
Directors Pablo Legorreta (Chairman) Susannah Gray George Lloyd	Registered in Ireland No. 525315

2 May 2013

To holders of Elan Stock and, for information only, to Elan Optionholders

Dear Stockholder

CASH OFFER FOR ELAN CORPORATION, PLC

1.	Introduction

On 15 April 2013, Royalty Pharma announced its firm intention to make an offer for the entire issued and to be issued share capital of Elan. I am writing to you to explain the terms of the Offer, the background to and reasons for making the Offer and the procedures by which you can accept it.

2.	The Offer

Royalty Pharma offers to acquire the entire issued and to be issued share capital of Elan on the terms, and subject to the conditions, set out in this document and in the Acceptance Documents.

Given the amount of cash on Elan’s balance sheet relative to the rest of Elan’s assets, as a condition to the payment of 100% of the consideration in cash, Royalty Pharma requires certainty as to the amount of Elan Net Cash. Therefore, Royalty Pharma is asking Elan to confirm the Elan Net Cash position through the Elan Balance Sheet Confirmation Requirement, which is described in detail in paragraph 5 (The Elan Balance Sheet Confirmation Requirement) of this letter, as at a date (the Cash Testing Date) falling not earlier than 31 May 2013 and not later than 17 June 2013.

There are three alternatives as to the offer price based on whether the Elan Balance Sheet Confirmation Requirement is satisfied and whether the Elan Net Cash equals or exceeds the Elan Net Cash Threshold.

The three alternatives are:

Alternative 1: If Elan does not satisfy the Elan Balance Sheet Confirmation Requirement by 5:00 p.m. (Irish time) / 12:00 noon (New York City time) on 17 June 2013 (the Relevant Date), then:

•	the cash component of the consideration will be US$10.25 per Elan Share (including each Elan Share represented by an Elan ADS); and

•

Elan Stockholders who accept the Offer will also receive Net Cash Rights entitling them to receive a potential further payment of up to US$1.00 per Elan Share (including each Elan Share represented by an Elan ADS) no later than 60 days following the Unconditional Date, dependent on the actual amount of Elan Net Cash. Further details of the Net Cash Rights are set out in paragraph 6 (Net Cash Rights) of this letter and in paragraph 8 (Net Cash Rights) of Appendix III.

In the event that the Net Cash Rights are issued, each Net Cash Right will have a minimum value of US$0.00 and a maximum value of US$1.00, and Royalty Pharma can provide no assurance as to its actual value. Even if the Elan Net Cash exceeds the Elan Net Cash Threshold, the maximum value of each Net Cash Right will be US$1.00. As a result, if Elan has not satisfied the Elan Balance Sheet Confirmation Requirement by the date you tender your shares in acceptance of the Offer, you should not tender unless you are willing to accept an offer price of US$10.25.

Alternative 2: If Elan satisfies the Elan Balance Sheet Confirmation Requirement and announces or confirms that the Elan Net Cash equals or exceeds the Elan Net Cash Threshold, then the offer price will be:

•	US$11.25 in cash for each Elan Share (including each Elan Share represented by an Elan ADS) and no Net Cash Rights will be issued as they are not required.

Alternative 3: If Elan satisfies the Elan Balance Sheet Confirmation Requirement and announces or confirms that the Elan Net Cash is less than the Elan Net Cash Threshold then, for each Elan Share (including each Elan Share represented by an Elan ADS), Elan Stockholders who accept the Offer will receive the offer price of US$11.25, reduced by the Elan Balance Sheet Confirmation Adjustment, which is described in detail in paragraph 5 (The Elan Balance Sheet Confirmation Requirement) of this letter (and which adjustment is up to a maximum of US$1.00), in cash.

Not later than 10:00 p.m. (Irish time) / 5:00 p.m. (New York City time) on 17 June 2013, we will confirm the offer price and whether Net Cash Rights will be issued (based on whether the Elan Balance Sheet Confirmation Requirement is met and the Elan Net Cash position) by issuing an announcement. Such confirmation will also be despatched by mail to Elan Stockholders as soon as practicable thereafter.

For the avoidance of doubt, in the event that Offer becomes or is declared unconditional in all respects prior to the satisfaction of the Elan Balance Sheet Confirmation Requirement, Elan Stockholders who accept the Offer will receive US$10.25 per Elan Share (including each Elan Share represented by an Elan ADS) and Net Cash Rights entitling them to receive a further payment of up to US$1.00 per Elan Share (including each Elan Share represented by an Elan ADS) no later than 60 days following the Unconditional Date, dependent on the actual amount of Elan Net Cash.

The cash consideration paid to tendering holders of Elan ADSs will be net of a cancellation fee of up to US$0.05 per Elan ADS to pay the fees of the ADS Depositary for the surrender of the Elan ADSs and delivery of the Elan Shares represented thereby if such surrender and delivery is requested by Royalty Pharma.

The Offer allows Elan Stockholders to receive what Royalty Pharma believes is a full and fair value for all of their Elan Stock in cash today.

The Offer is subject to the terms and conditions set out in Appendix I and in the Acceptance Documents.

The Elan Shares (including Elan Shares represented by Elan ADSs) are to be acquired pursuant to the Offer fully paid and free from all Encumbrances and together with all rights now or hereafter attaching thereto including without limitation voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid, or any other return of capital (whether by reduction of share capital or share premium account or otherwise) made on or after the date of the Firm Announcement. Accordingly Royalty Pharma reserves the right to reduce (subject to the consent of the Irish Takeover Panel, if required, and in accordance with US tender offer rules) the consideration, through an appropriate mechanism, in the event that any such dividends or distributions are declared.

The Offer will not extend to any Elan Shares (including Elan Shares represented by Elan ADSs) which are acquired by Elan pursuant to the Dutch Auction, which are cancelled after the date of this document or which are held, or become held as treasury shares.

The Offer values the entire issued and to be issued share capital of Elan at approximately US$5.8 billion (assuming satisfaction of the Elan Balance Sheet Confirmation Requirement and that Elan Net Cash equals or exceeds the Elan Net Cash Threshold).

3.	Background to the Offer

Representatives of RP Management and Elan have met on numerous occasions over the past few years. In those meetings, the parties have from time to time discussed ways in which they might work together, including potential joint acquisitions and transactions in which RP Management might acquire certain assets Elan was disposing of.

In August 2012, following the failure of bapineuzumab, Kelly Martin, the Chief Executive Officer of Elan, contacted Pablo Legorreta, the Chief Executive Officer of RP Management, to arrange a meeting. At a meeting held on 6 September 2012 between Mr. Martin and Mr Legorreta the parties discussed more specifically ways in which they might be able to work together, including possibly combining their two businesses. One topic that was discussed was RP Management’s potential interest in becoming a public company. The parties noted that an acquisition of RP Management by Elan represented a potential means to that end. At the conclusion of that meeting, the two parties agreed to conduct further analysis of potential business combination strategies and meet again.

On 11 October 2012, Messrs. Martin, Legorreta and other representatives of both parties including Robert Ingram, the Chairman of Elan, and Rory Riggs, RP Management’s Chairman, met again. At that meeting, Mr. Legorreta made a presentation to Messrs. Martin and Ingram that detailed RP Management’s business, size and financial capabilities. During this presentation, RP Management noted its expertise in the multiple sclerosis market in general and its familiarity with and admiration for and interest in Tysabri in particular. Mr. Legorreta also noted that Elan’s interest in Tysabri was very similar to a royalty, and as such was very attractive to RP Management. Messrs. Ingram and Martin expressed admiration for RP Management’s business model. At that meeting, Mr. Legorreta indicated that taking RP Management public had become a lower priority and that, based on his analysis, he believed RP Management’s market value was substantially larger than Elan’s. Accordingly, Mr. Legorreta indicated that he would like to discuss a potential acquisition of Elan by RP Management. Messrs. Martin and Ingram agreed to give the possibility some thought and respond in due course.

In November 2012, Messrs. Martin and Legorreta, met and spoke on the telephone on multiple occasions. During these meetings and telephone conversations, the parties discussed numerous topics relating to an acquisition of Elan by RP Management, including potential management roles.

In late November 2012, Mr. Martin indicated to Mr. Legorreta that RP Management’s interest in acquiring Elan would be discussed at a meeting of the Elan Board in early December 2012.

On 9 December 2012, Mr. Martin indicated to Mr. Legorreta that the Elan Board had decided that it wished to pursue other strategic opportunities and did not wish to pursue a potential acquisition of Elan by RP Management at that time. Mr. Martin also expressed his interest in re-opening a discussion around the possibility of Elan acquiring RP Management.

On 17 December 2012, Messrs. Martin and Legorreta met again. At that meeting, Mr. Legorreta expressed his continuing interest in acquiring Elan, and Mr. Martin indicated that Elan was instead focused on potential acquisitions.

On 6 February 2013, Elan and Biogen announced the Tysabri Transaction, in which Elan and Biogen restructured their interests in Tysabri. Royalty Pharma believes that Elan sold approximately 50% of its interest in Tysabri to Biogen in the Tysabri Transaction for US$3.25 billion. This would imply a residual value of US$3.25 billion for the retained Tysabri Royalty.

Despite Mr. Legorreta’s repeated efforts dating back to October 2012 to engage with Messrs. Martin and Ingram regarding RP Management’s interest in acquiring Elan, at no time in the period prior to the 6 February 2013 announcement of the Tysabri Transaction did Messrs. Ingram or Martin, or representatives of Citibank and Ondra Partners, Elan’s financial advisers in the Tysabri Transaction, notify RP Management that they were considering selling a portion of Elan’s interest in Tysabri or solicit an offer from RP Management in order to determine what RP Management might be willing to pay for all or a portion of Elan’s interest in Tysabri, or for Elan itself.

On 18 February 2013, Mr. Legorreta called Mr. Ingram to inform him that RP Management wished to make an offer to acquire Elan and to request an in-person meeting. Mr. Ingram indicated that he could meet for breakfast on 20 February 2013 in California where he would be for another meeting.

Mr. Legorreta and other representatives of RP Management flew to California to meet with Mr. Ingram and John Given, Elan’s general counsel, on the morning of Wednesday, 20 February 2013. At that meeting, Mr. Legorreta outlined the terms of Royalty Pharma’s indicative offer to acquire Elan for US$11.00 per share and delivered a letter describing that indicative offer. Mr. Ingram indicated that he would need at least 10 days to consider the proposal. Mr. Legorreta indicated that the Irish Takeover Panel was requiring a public announcement of RP Management’s indicative offer by no later than Monday, 25 February 2013 and asked whether Mr. Ingram would consider making a joint announcement that the parties were engaged in discussions regarding a possible acquisition of Elan by RP Management. Mr. Ingram took the request and the indicative offer letter under advisement. Following the meeting, a representative of RP Management sent Mr. Given an electronic copy of the indicative offer letter and offered to have a call to discuss any questions.

Since the 20 February 2013 meeting, none of Messrs. Ingram, Martin or have replied to Mr. Legorreta’s calls or emails or otherwise contacted Mr. Legorreta or other representatives of RP Management by any means.

On Friday 22 February 2013, two days after the 20 February 2013 meeting and one Business Day before the day Mr. Legorreta had indicated RP Management would be required to make a public announcement of its indicative offer, Elan made a public announcement reiterating its acquisition strategy and announcing that it would repurchase part of its issued shares for US$1 billion.

On 25 February 2013, RP Management publicly announced that it had made an indicative offer to acquire the entire issued and to be issued share capital of Elan at a price of US$11.00 per Elan Share (including Elan Shares represented by Elan ADSs). Prior to the announcement, Mr. Legorreta called and emailed Mr. Ingram to let him know that the announcement was coming. Mr. Ingram did not take or return his call or email. The Elan Board made a public statement characterizing the RP Management indicative offer as “heavily conditional” and, despite the discussions dating back to October 2012, noting, in its view, the “highly opportunistic timing of the announcement by Royalty Pharma”. Mr. Martin was later quoted as saying “we don’t see Royalty Pharma as a credible counterparty to have any strategic discussions with. We’re not looking for any price”.

On 4 March 2013, Elan announced that it would pay a dividend of 20% of the cash flow from the Tysabri Royalty. The payment of any such dividend is subject to the approval of the Elan Board in each instance.

On 11 March 2013, Elan announced the terms of its US$1 billion share repurchase program, structured as a Dutch Auction, subject to Elan Stockholder approval at a meeting to be held on 12 April 2013.

On 2 April 2013, the Tysabri Transaction closed.

On 12 April 2013, Elan Stockholders approved the Dutch Auction.

On 15 April 2013, Royalty Pharma made the Firm Announcement indicating that it was commencing a firm, fully-financed offer (a) at US$12.00 per share if the Dutch Auction cleared at US$11.75 or US$12.00 per share, (b) at the Dutch Auction clearing price if the Dutch Auction cleared at US$11.25 or US$11.50, and (c) at US$11.00 per share if the Dutch Auction cleared at more than US$12.00 per share. Prior to the announcement, Mr. Legorreta called and emailed Mr. Ingram to let him know that the announcement was coming. Mr. Ingram did not take or return his call or email. Under the terms of the offer as so announced, the consideration would be payable wholly in cash in the event that the Elan Balance Sheet Confirmation Requirement was satisfied, and in the event it was not, by the reduction of the cash element by US$1.00 per share and the issue of Net Cash Rights in place thereof.

As a result of the Elan Board’s refusal to engage with Royalty Pharma or to allow it to conduct a limited and customary due diligence review, Royalty Pharma was forced to announce its Offer solely on the basis of publicly available information. Given no access to due diligence and the uncertainties introduced by the Dutch Auction, Royalty Pharma structured its Offer such that the offer price was dependent on the outcome of the Dutch Auction and the Elan Balance Sheet Confirmation Requirement.

On 18 April 2013, Elan announced the results of the Dutch Auction, including that the Dutch Auction had cleared at US$11.25 per share.

Accordingly, as per the terms of the Firm Announcement, Royalty Pharma’s offer price per Elan Share (including each Elan Share represented by an Elan ADS), is as set out in paragraph 2 (The Offer) of this letter.

The offer price reflects Elan’s US$1 billion Dutch Auction clearing price of US$11.25 per Elan Share, the lowest possible price in the range set by the Elan Board. Royalty Pharma believes this clearing price validates Royalty Pharma’s earlier statement that the Dutch Auction price range was set artificially high. Of the 22 share repurchases by companies (listed on NYSE or NASDAQ with a market cap above US$500 million) that used a Dutch auction process in the last two years, only Elan’s Dutch Auction and one other cleared at the bottom of the range. Eleven of these cleared at the highest price of their respective ranges, eight others cleared at or above the mid-point, and one below the mid-point of their respective ranges.

Notably, Johnson & Johnson (“J&J”), a highly respected pharmaceutical company and Elan’s largest shareholder, tendered all its Elan Shares into the Dutch Auction and sold at US$11.25, the lowest possible price in the range set by the Elan Board. Though some may wish to disregard J&J’s sale of its Elan Shares as a benchmark for the value of Elan and the royalty on Tysabri held by Elan, Royalty Pharma considers this transaction to be extremely relevant in this regard, particularly given that J&J’s investment, at US$11.25 per share, was worth US$1.2bn. J&J’s actions speak volumes.

In the past three months, three knowledgeable pharmaceutical companies (Elan, Biogen and J&J) have taken a view on the value of Tysabri, Elan’s key asset, in transactions worth billions of dollars. Royalty Pharma believes that Elan sold approximately half of its economics as well as complete operational control of Tysabri to Biogen for US$3.25 billion. Royalty Pharma presumes Elan’s management and board concluded that the US$3.25 billion price was fair to Elan’s shareholders. Elan’s remaining interest in Tysabri, now in the form of a royalty, is Elan’s only important asset other than cash. J&J was clearly willing to accept US$11.25, the lowest price in the Dutch Auction, for its Elan Shares and, by implication, the Tysabri Royalty. Royalty Pharma believes that the implied value of the Tysabri Royalty at US$11.25 per Elan Share is approximately US$3.9 billion. Royalty Pharma further believes these transactions provide essential valuation benchmarks for the Tysabri Royalty that cannot be ignored.

Royalty Pharma also believes that:

•	the Dutch Auction was an attempt to frustrate Royalty Pharma’s Offer – but in the end, all it achieved was to return 92% of the US$1 billion Dutch Auction proceeds to a single shareholder;

•	Elan shareholders should welcome Royalty Pharma’s Offer, which fairly reflects the underlying value of the Tysabri royalty;

•	the alternative to Royalty Pharma’s Offer is for Elan shareholders to accept the risks of Elan management’s “blind pool” acquisition strategy; and

•	absent Royalty Pharma’s Offer, the Elan Stock Price will trade well below the Dutch Auction strike price.

Royalty Pharma has offered on several occasions to have constructive dialogue with Elan on the Proposal. Elan has refused to respond to those offers. Royalty Pharma is disappointed that the Elan Board has not engaged with it or allowed it to conduct a limited and customary due diligence review.

4.	Compelling reasons for acceptance

In the event that the Elan Balance Sheet Confirmation Requirement is not satisfied and the Net Cash Rights have a value of US$0.00 or if the Elan Balance Sheet Confirmation Requirement is satisfied and the Elan Balance Sheet Confirmation Adjustment is US$1.00 (the maximum amount of such adjustment) Royalty Pharma believes that the Offer is compelling given that:

•	the offer price of US$10.25[4] represents a premium of 25% to the Undisturbed Elan Enterprise Value;

•	Royalty Pharma believes that a US$10.25 offer price[5] ascribes a US$3.9 billion value to the Tysabri Royalty, which represents a US$0.4 billion or 11% increase from the Proposal Enterprise Value; and

•

Royalty Pharma believes that a US$10.25 offer price[6] attributes a value to the Tysabri Royalty at a premium of approximately 21% to the valuation implied by the terms of the Tysabri Transaction (assuming minimal net value ascribed to Elan’s assets and liabilities other than the Tysabri Royalty and its net cash position).

In the event that Elan satisfies the Elan Balance Sheet Confirmation Requirement and announces or confirms that the Elan Net Cash equals or exceeds the Elan Net Cash Threshold, Royalty Pharma believes that the Offer at a US$11.25 offer price is compelling given that:

•	a US$11.25 offer price represents a premium of 25% to the Undisturbed Elan Enterprise Value;

•	Royalty Pharma believes that a US$11.25 offer price ascribes a US$3.9 billion value to the Tysabri Royalty, which represents a US$0.4 billion or 11% increase from the Proposal Enterprise Value;

•

Royalty Pharma believes that a US$11.25 offer price attributes a value to the Tysabri Royalty at a premium of approximately 21% to the valuation implied by the terms of the Tysabri Transaction (assuming minimal net value ascribed to Elan’s assets and liabilities other than the Tysabri Royalty and its net cash position);

Regardless of the final offer price:

•	Royalty Pharma believes that the Offer provides the opportunity for 100% liquidity allowing Elan Stockholders to receive a full and fair value for all of their Elan Stock in cash today; and

•	the Offer is fully financed, cash confirmed and is not conditional on due diligence.

Royalty Pharma believes that, absent the Offer, the Elan Stock Price is likely to trade below the Undisturbed Elan Stock Price.

Royalty Pharma’s Proposal delivers a full and fair value for all Elan Stock today

Royalty Pharma believes that the Offer provides Elan Stockholders with a compelling opportunity to realise full value for their Elan Stock in cash today. In the event that the Offer completes, the uncertainty for Elan Stockholders associated with Elan’s acquisition strategy and a senior management team without a successful track record of making acquisitions or in-licensing late stage products at Elan, would be eliminated.

In the event that the Offer lapses or is unsuccessful, Elan Stockholders will have very little certainty around capital returns other than through Elan’s announced dividend policy which will only return a modest value over the long term of 20% of the annual cash flows accruing from the Tysabri Royalty to Elan Stockholders, and which the Elan Board may elect to discontinue at any time.

[4] Based on the calculation of the Offer Enterprise Value as set out in Appendix VIII.
[5] Based on the calculation of the Offer Enterprise Value as set out in Appendix VIII.
[6] Based on the calculation of the Offer Enterprise Value as set out in Appendix VIII.

Higher value apportioned to the Tysabri Royalty than that implied by the Tysabri Transaction

Royalty Pharma believes that it is offering Elan Stockholders a value for the Tysabri Royalty that is substantially higher than the value implied by the Tysabri Transaction, which completed recently. In the event that the Elan Balance Sheet Confirmation Requirement is not satisfied and the Net Cash Rights have a value of US$0.00 or if the Elan Balance Sheet Confirmation Requirement is satisfied and the Elan Balance Sheet Confirmation Adjustment is US$1.00 (the maximum amount of such adjustment), the offer price of US$10.25 ascribes a US$3.9 billion value to the Tysabri Royalty (assuming minimal net value ascribed to Elan’s assets and liabilities other than the Tysabri Royalty and its net cash position). At a US$11.25 offer price, the Offer also ascribes a US$3.9 billion value to the Tysabri Royalty (assuming minimal net value ascribed to Elan’s assets and liabilities other than the Tysabri Royalty and its net cash position).

Royalty Pharma believes that Elan sold approximately 50% of its interest in Tysabri to Biogen in the Tysabri Transaction. This would imply a residual value of US$3.25 billion for the retained Tysabri Royalty7.

Royalty Pharma therefore believes that its Offer Enterprise Value is at a premium of approximately 21% to the valuation implied by the terms of the Tysabri Transaction.

This is despite the fact that after the first anniversary of the agreement with Biogen, the tiered Tysabri Royalty structure allocates more value to Biogen on the lower risk cash flows accruing from Tysabri (the first US$2 billion of annual sales from the drug) and makes the value accruing to Elan more dependent on the higher risk cash flows (the incremental annual sales from the drug above US$2 billion).

Royalty Pharma believes that the Tysabri Transaction broke the Elan investment thesis for some investors.

Offer is at a compelling valuation

In the event that the Elan Balance Sheet Confirmation Requirement is not met and the Net Cash Rights have a value of US$0.00 or if the Elan Balance Sheet Confirmation Requirement is satisfied and the Elan Balance Sheet Confirmation Adjustment is US$1.00 (the maximum amount of such adjustment), the offer price of US$10.258 represents:

•	a premium of 25% to the Undisturbed Elan Enterprise Value;

•	14x 2015E Broker Projected EBITDA;

•	26x9 2015E Broker Projected Earnings Per Share; and

•	a discount of 3% to the US Closing Price of US$10.60 for Elan ADSs on the New York Stock Exchange on 22 February 2013, being the last trading day prior to commencement of the Offer Period.

In the event that Elan satisfies the Elan Balance Sheet Confirmation Requirement and announces or confirms that the Elan Net Cash equals or exceeds the Elan Net Cash Threshold, the US$11.25 offer price represents:

•	a premium of 25% to the Undisturbed Elan Enterprise Value;

[7] Details of calculation methodology set out in RP Management’s Rule 2.4 announcement of 6 March 2013.
[8] Based on the calculation of the Offer Enterprise Value as set out in Appendix VIII

[9] 2015E Broker Projected Earnings Per Share adjusted as follows: 2015E Broker Projected Earnings Per Share of US$0.33 multiplied by the Fully Diluted Elan Stock Number (Pre-Dutch Auction) of 604 million divided by the Fully Diluted Elan Stock Number of 515 million.

•	14x 2015E Broker Projected EBITDA;

•	29x10 2015E Broker Projected Earnings Per Share; and

•	a premium of 6% to the US Closing Price of US$10.60 for Elan ADSs on the New York Stock Exchange on 22 February 2013, being the last trading day prior to commencement of the Offer Period.

Elan management’s high risk strategy

In contrast to the certainty available to Elan Stockholders through the Offer, Royalty Pharma believes that Elan’s standalone strategy is high risk given that:

•	Elan’s management team is asking for free rein to spend a potential US$4.4[11] billion war chest on an unknown mix of companies and products;

•	Elan has no operating assets that would enable Elan to derive synergies through transactions;

•	Elan’s current senior management team lacks a successful track record in making acquisitions or in-licensing late stage products at Elan; and

•	Royalty Pharma believes that Elan will face significant difficulty in acquiring companies/products at valuations that support an Elan Stock Price in excess of US$11.25.

Elan unlikely to be of strategic interest to potential acquirers following the Tysabri Transaction

Following the completion of the Tysabri Transaction, Royalty Pharma believes that the field of likely acquirers of Elan will narrow sharply and it is likely that the only investors that will be interested in acquiring Elan would be financial buyers, such as Royalty Pharma. Royalty Pharma believes that there are a limited number of such buyers, with an interest and expertise in acquiring drug royalties and the ability to finance a transaction of this size.

As the world’s largest investor in pharmaceutical royalties, Royalty Pharma believes that it may be the only potential buyer capable of acquiring the whole of Elan.

5.	The Elan Balance Sheet Confirmation Requirement

Given the amount of cash on Elan’s balance sheet relative to the rest of Elan’s assets, Royalty Pharma requires certainty as to the level of the Elan Net Cash. Given Royalty Pharma has not been provided with due diligence material to enable it to verify the Elan Net Cash position, Royalty Pharma is asking Elan to confirm the Elan Net Cash position through the Elan Balance Sheet Confirmation Requirement (described below).

Elan management is best placed to respond on behalf of Elan Stockholders to what Royalty Pharma believes is a straightforward request. If this requirement is satisfied, the consideration will be satisfied wholly in cash.

Background

As a result of the Board of Elan’s continuing refusal to provide Royalty Pharma with access to due diligence, Royalty Pharma has been forced to make the Offer solely on the basis of publicly

[10] 2015E Broker Projected Earnings Per Share adjusted as follows: 2015E Broker Projected Earnings Per Share of US$0.33 multiplied by the Fully Diluted Elan Stock Number (Pre-Dutch Auction) of 604 million divided by the Fully Diluted Elan Stock Number of 516 million.

[11] The amount of funds that Elan has not said will be returned to Elan Stockholders, calculated as 80% of the Undisturbed Elan Enterprise Value (with 20% of the Undisturbed Elan Enterprise Value assumed to reflect the current Tysabri-related dividend structure, based on the assumption that the Undisturbed Elan Enterprise Value represents the value of the Tysabri Royalty) plus Elan net cash of US$1.9 billion (taking into account that the Dutch Auction was subscribed in full).

available information. Consequently, Royalty Pharma has not been able to confirm the actual level of Elan Net Cash and the nature of certain liabilities of Elan that may result in a material reduction in the level of Elan Net Cash.

Following the completion of the Tysabri Transaction, Elan announced on 2 April 2013 that it had received US$3.25 billion in cash from Biogen (constituting 52% of the Undisturbed Elan Equity Value). The Elan Net Cash position is therefore of material significance in the context of Elan, and Royalty Pharma requires a reasonable level of certainty around the Elan Net Cash position. Without this certainty, a portion of the consideration under the Offer will be satisfied in Net Cash Rights as described in paragraph 6 (Net Cash Rights) of this letter.

The Elan Balance Sheet Confirmation Requirement

The Offer provides that Elan Stockholders will receive the entire offer price in cash if the Elan Balance Sheet Confirmation Requirement is satisfied. The Elan Balance Sheet Confirmation Requirement shall be considered to have been satisfied if by 5:00 p.m. (Irish time) / 12:00 noon (New York City time) on the Relevant Date, Elan makes a Public Balance Sheet Confirmation Announcement or issues a Private Balance Sheet Confirmation Letter stating the amount of Elan Net Cash as at the Cash Testing Date and confirming that the Board of Elan has no reason to believe that there has been any material reduction in the Elan Net Cash since the Cash Testing Date and that it has no reason to believe that there will be any material reduction in the Elan Net Cash in the 20 Business Days following the Relevant Date.

If the Elan Net Cash as so announced or confirmed is greater than or equal to the Elan Net Cash Threshold, Elan Stockholders will receive $11.25 for each Elan Share (including each Elan Share represented by an Elan ADS) held by them.

If Elan announces or confirms that the Elan Net Cash is less than the Elan Net Cash Threshold, Elan Stockholders will receive US$11.25 less the Elan Balance Sheet Confirmation Adjustment for each Elan Share (including each Elan Share represented by an Elan ADS) held by them. The Elan Balance Sheet Confirmation Adjustment will be the lesser of (1) US$1.00 and (2) the difference between the Elan Net Cash Threshold and the Elan Net Cash, as so announced or confirmed, divided by the Fully Diluted Elan Stock Number.

A form of the Public Balance Sheet Confirmation Announcement and a form of the Private Balance Sheet Confirmation Letter are set out at Appendix IX.

6.	Net Cash Rights

In the event that the Elan Balance Sheet Confirmation Requirement is not satisfied by 5:00 p.m. (Irish time) / 12:00 noon (New York City time) on the Relevant Date, Elan Stockholders will receive a combination of cash consideration together with Net Cash Rights on the following basis:

•	the cash component of the consideration will be US$10.25 per Elan Share (including each Elan Share represented by an Elan ADS); and

•

Elan Stockholders who accept the Offer will also receive Net Cash Rights entitling them to receive a potential further payment of up to US$1.00 per Elan Share (including each Elan Share represented by an Elan ADS) no later than 60 days following the Unconditional Date, dependent on the actual amount of Elan Net Cash. Please be aware that, even if the Elan Net Cash exceeds the Elan Net Cash Threshold, the maximum value of each Net Cash Right will be US$1.00.

The amount payable in respect of each Net Cash Right will be US$1.00 less the Elan Net Cash Per Share Adjustment. The “Elan Net Cash Per Share Adjustment” will be calculated as follows:

•	in the event that Elan Net Cash equals or exceeds the Elan Net Cash Threshold, the Elan Net Cash Per Share Adjustment will be zero (i.e. the value of each Net Cash Right will be US$1.00); or

•	in the event that Elan Net Cash is less than the Elan Net Cash Threshold, the Elan Net Cash Per Share Adjustment will be the lesser of (1) US$1.00 and (2) the difference between the Elan Net Cash Threshold and Elan Net Cash, divided by the Fully Diluted Elan Stock Number.

In the event that the Net Cash Rights are issued, each Net Cash Right will have a minimum value of zero and a maximum value of US$1.00. Even if the Elan Net Cash exceeds the Elan Net Cash Threshold, the maximum value of each Net Cash Right will be US$1.00. As a result, if Elan has not satisfied the Elan Balance Sheet Confirmation Requirement by the date you tender your shares in acceptance of the Offer, you should not tender unless you are willing to accept an offer price of US$10.25.

The Net Cash Rights will be issued only in the event that the Elan Balance Sheet Confirmation Requirement is not satisfied by 5:00p.m. (Irish time) / 12:00 noon (New York City time) on the Relevant Date and will be subject to the further terms set out in paragraph 8 (Net Cash Rights) of Appendix III. Not later than 10:00 p.m. (Irish time) / 5:00 p.m. (New York City time) on 17 June 2013 we will confirm the offer price and whether Net Cash Rights will be issued (based on whether the Elan Balance Sheet Confirmation Requirement is met and the Elan Net Cash position) by issuing an announcement. Such confirmation will also be despatched by mail to Elan Stockholders as soon as practicable thereafter.

For the avoidance of doubt, in the event that Offer becomes or is declared unconditional in all respects prior to the satisfaction of the Elan Balance Sheet Confirmation Requirement, Elan Stockholders who accept the Offer will receive US$10.25 per Elan Share (including each Elan Share represented by an Elan ADS) and Net Cash Rights entitling them to receive a further payment of up to US$1.00 per Elan Share (including each Elan Share represented by an Elan ADS) no later than 60 days following the Unconditional Date, dependent on the actual amount of Elan Net Cash.

The Elan Net Cash as of the Relevant Date will be determined by an independent accounting firm not associated with either Elan or Royalty Pharma in accordance with the terms set out in paragraph 8 (Net Cash Rights) of Appendix III. Absent manifest error or fraud, the determination of Elan Net Cash by such independent accounting firm will be binding.

All amounts due to Elan Stockholders who accept the Offer in respect of the Net Cash Rights will be paid no later than 60 days following the Unconditional Date.

All amounts paid to Elan Stockholders in respect of the Net Cash Rights will be paid in US Dollars.

The Net Cash Rights will not bear any interest and will not be transferable save in the limited circumstances described in paragraph 8 (Net Cash Rights) of Appendix III and will not be convertible into other securities of Royalty Pharma. No application will be made for the Net Cash Rights to be listed on, or dealt on, any stock exchange or other trading facility. Holders of Net Cash Rights will not have any redemption rights, although all amounts due to Elan Stockholders who accept the Offer in respect of the Net Cash Rights will be paid no later than 60 days following the Unconditional Date.

The Net Cash Rights will not be registered under the US Securities Act, or the US Exchange Act, nor will they be issued under an indenture qualified under the US Trust Indenture Act of 1939, as amended.

7.	Information on Royalty Pharma

RP Management is an investment manager to entities investing in royalty interests in marketed and late stage biopharmaceutical products, with a portfolio of royalty interests in 38 approved and marketed products (including Abbott’s Humira®, Johnson and Johnson’s Remicade®, Merck’s Januvia®, Gilead’s Atripla®, Truvada®, and Emtriva®, Pfizer’s Lyrica®, Amgen’s Neupogen® and Neulasta®, and Genentech’s Rituxan®) and three products pending approval. Such product portfolio is well-diversified across biopharmaceutical products and treatment areas and consists of stable and long-dated assets and includes royalties on 8 of the top 20 selling pharmaceutical and biotech drugs by expected worldwide 2016 sales12, and 9 products with over US$1 billion in annual sales.

[12] Based on Evaluate Pharma estimates for 2016.

These entities have a longer than fifteen year history of providing value to holders of royalty interests, including a US$400 million purchase of 80% of Memorial Sloan-Kettering Cancer Center’s Neupogen®/ Neulasta® royalty, a US$525 million joint acquisition with Gilead Sciences of Emory University’s emtricitabine royalty interest, a US$650 million purchase of New York University’s Remicade® royalty, a US$700 million acquisition of AstraZeneca’s Humira® royalty, a US$700 million purchase of a portion of Northwestern University’s Lyrica® royalty, a US$609 million acquisition of Astellas Pharma’s patent estate and associated royalty stream relating to the use of dipeptidyl peptidase IV (DPP-IV) inhibitors for the treatment of type 2 diabetes including Januvia® and Janumet®, and most recently a US$761 million purchase of a portion of an interest in Biogen’s recently approved Tecfidera (formerly BG-12) for the treatment of multiple sclerosis held by the former shareholders of Fumapharm AG. These entities are well diversified across biopharmaceutical products and treatment areas. Royalty Pharma is an Irish registered private limited company which has been incorporated to make the Offer. The ultimate, indirect, owners of Royalty Pharma are RPI US Partners, LP, RPI US Partners II, LP, RPI International Partners, LP and RPI International Partners II, LP (together the “Feeder Funds”). The Feeder Funds are limited partnerships established in the State of Delaware and the Cayman Islands. RP Management acts as investment manager to the Funds.

The directors of Royalty Pharma are Pablo Legorreta, Susannah Gray and George Lloyd, and the managing member (and Chief Executive Officer) of RP Management is Pablo Legorreta.

Over the years, RP Management has followed a simple and consistent strategy—invest in leading therapeutics, typically billion dollar blockbuster products, addressing critical care indications or serious medical conditions and marketed by leading companies. By following this strategy, RP Management has assembled a well-diversified and well-balanced portfolio of royalties in leading biopharmaceutical products achieving rapid and profitable growth with a managed risk profile and has become the global leader in the acquisition of royalty interests. This strategy has delivered, and RP Management is confident that it will continue to deliver, superior value to the entities on whose behalf it manages investments.

Further information on Royalty Pharma is set out in paragraph 2 (Directors and company information) of Appendix III and paragraph 3 (Shareholders and ownership structure of Royalty Pharma and RP Management) of Appendix III.

8.	Information on Elan

Elan is an Irish registered public limited company which is quoted on the Irish Stock Exchange and the NYSE, headquartered in Dublin, Ireland.

On 20 December 2012, Elan announced that it had completed the separation of a substantial portion of its drug discovery business platform (the Prothena Business) into a new, publicly traded company named Prothena Corporation, plc.

On 6 February 2013, Elan announced that it had entered into an asset purchase agreement with Biogen International, pursuant to which Elan agreed to transfer to Biogen International all of its interest in the intellectual property and other assets related to the development, manufacturing and commercialisation of Tysabri and other products licensed under Elan’s existing collaboration agreement with Biogen Idec and its affiliates (the “Tysabri Transaction”). On 2 April 2013, Elan announced the closing of the Tysabri Transaction and receipt of US$3.25 billion in cash and that Elan’s existing collaboration agreement with Biogen had terminated. As a result, Biogen International and its affiliates have sole authority over, and exclusive worldwide rights to, the development, manufacturing and commercialisation of Tysabri. According to an announcement on 6 February 2013, Elan will receive, during the first 12 months following the closing, a royalty of 12% on all global net sales of Tysabri and thereafter a royalty of 18% on annual global net sales up to and including US$2.0 billion and a royalty of 25% on annual global net sales above US$2.0 billion.

The principal business address of Elan is Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, and its business telephone number is +353 1 709 4000. Further information on Elan is set out in Appendix II.

9.	Financing of the Offer

The Offer will be financed by a combination of existing resources available to RPIFT and new credit facilities arranged by Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities. Further information on the financing of the consideration payable under the Offer is set out in paragraph 4 (Financing arrangements) of Appendix III.

J.P. Morgan Cazenove and Merrill Lynch International, as financial advisers to Royalty Pharma, are satisfied that sufficient resources are available to Royalty Pharma to satisfy full acceptance of the Offer.

10.	Future intentions regarding Elan, its management, employees and assets

Royalty Pharma believes that its managers and employees are one of its most important assets and expects to treat the management and employees of Elan with the same respect and attention afforded to its own managers and employees. As Elan has refused to communicate with Royalty Pharma since RP Management made its indicative proposal on 20 February 2013, including refusing to grant Royalty Pharma access to any due diligence, Royalty Pharma has limited information about Elan’s assets other than cash and the Tysabri Royalty and who Elan’s employees are and what they do. As such, Royalty Pharma has limited information with which to formulate a plan with respect to the operations of Elan following the Offer becoming wholly unconditional.

Following the Offer becoming wholly unconditional, Royalty Pharma intends to carry out a review of the combined group’s operations. Until such review occurs, Royalty Pharma cannot be certain what repercussions there will be on the management and employees of the combined group, or the location of Elan’s places of business or any redeployment of Elan’s assets.

However, Royalty Pharma is not a pharmaceutical company and does not itself conduct research or sell products. It is Royalty Pharma’s understanding that Elan currently does not manufacture or sell any products and that its sole business activity (other than those related to the Tysabri Royalty) is research and development relating to early or mid-stage compounds. The goal of Royalty Pharma’s review of the combined group’s operations following the Offer becoming wholly unconditional will be to determine how best to develop the value that may exist in all of Elan’s assets, including its drug development pipeline. Royalty Pharma’s policy with regard to non-royalty assets is to seek partners (e.g. pharmaceutical companies and venture capitalists) who have an interest and expertise in taking responsibility for conducting (and possibly financing) further research and development relating to those products. Based on publicly available information, Royalty Pharma does not believe that Elan’s lead product candidate, ELND0005, has any material value.

Royalty Pharma can confirm that:

•	nominees of Royalty Pharma will be appointed to the Elan Board upon the Offer becoming wholly unconditional and accordingly there will be a rationalisation of the Elan Board at that time;

•	it is Royalty Pharma’s expectation that its review may result in a reduction in employee headcount at Elan over time; and

•	following completion of the transaction, the existing employment rights (including pension rights) of all employees of Elan will be observed at least to the extent required by law.

Subject to the delisting of Elan, Royalty Pharma will also seek, where appropriate, to reduce costs which have historically been related to Elan’s status as a listed company.

11.	Elan Optionholders

The Offer is being extended to any Elan Shares which are issued or unconditionally allotted and fully paid (or credited as fully paid) while the Offer remains open for acceptance (or, subject to the Irish Takeover Rules, by such earlier date as Royalty Pharma may decide), including, without limitation, any Elan Shares issued pursuant to the exercise of options granted pursuant to the Employee Share Plans.

Royalty Pharma will make appropriate proposals to Elan Optionholders. These proposals will be despatched as soon as practicable following the date of this document and will be made subject to the Offer becoming or being declared unconditional in all respects.

12.	Compulsory acquisition, de-listing, and re-registration

If the Offer becomes or is declared unconditional in all respects and sufficient acceptances have been received, Royalty Pharma intends to apply the provisions of Regulation 23 of the Irish Takeover Regulations to acquire compulsorily any outstanding Elan Shares (including those represented by Elan ADSs) not acquired or agreed to be acquired pursuant to the Offer or otherwise.

As soon as it is appropriate and possible to do so, and subject to the Offer becoming or being declared unconditional in all respects, Royalty Pharma intends to cause Elan to apply for the cancellation of the listing and trading of the Elan Shares on the Irish Stock Exchange and of the Elan ADSs on the NYSE. Such cancellation of the listing and trading of Elan Stock is likely to reduce significantly the liquidity and marketability of any Elan Stock with respect to which the Offer has not been accepted. Royalty Pharma anticipates that, subject to any applicable requirements of the Irish Stock Exchange or the NYSE, cancellation of the listing and trading of the Elan Shares on the Irish Stock Exchange and of the Elan ADSs on the NYSE will take effect no earlier than 20 Business Days after either: (i) the date on which Royalty Pharma has, by virtue of shareholdings and valid acceptances of the Offer, acquired or unconditionally agreed to acquire issued share capital carrying 75% of the voting rights of Elan in circumstances where the Offer has become unconditional in all respects; or (ii) the first date of issue of compulsory acquisition notices under Regulation 23 of the Irish Takeover Regulations, as applicable.

Royalty Pharma intends to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable law to cause the deregistration of the Elan ADSs under the US Exchange Act as soon as practicable after such delisting. While the Elan ADSs may continue to trade in the over-the-counter market in the United States, the liquidity, if any, of that market is likely to be significantly less than the current liquidity on the NYSE.

Following cancellation of the listing and trading of Elan Shares on the Irish Stock Exchange and of Elan ADSs on the NYSE, Royalty Pharma intends to procure that Elan is re-registered as a private company under the relevant provisions of the Companies (Amendment) Act 1983 of Ireland.

13.	Irish and US federal income taxation

The attention of Elan Stockholders is drawn to paragraph 7 (Taxation) of Appendix III, which contains a summary, as a general guide only, of certain limited aspects of the Irish and US federal income taxation treatment of acceptance of the Offer. These summaries are not intended to be, and should not be construed to be, legal or taxation advice to any particular Elan Stockholder. Any Elan Stockholder who, or which, is in doubt as to his, her, or its position or who is subject to taxation in any jurisdiction other than Ireland or the United States is strongly recommended to consult his, her or its own independent professional advisers.

14.	Procedures for acceptance of the Offer

The procedure for acceptance of the Offer by holders of Elan Shares is set out on pages 11 to 13 of this document in the section entitled “Action to be taken to accept the Offer”, in Parts D and E of Appendix I and in the Form of Acceptance.

The procedure for acceptance of the Offer by holders of Elan ADSs is set out on pages 11 to 13 of this document in the section entitled “Action to be taken to accept the Offer”, Part C of Appendix I and in the Letter of Transmittal.

15.	Acceptance Condition and rights of withdrawal

Any person that tenders Elan Shares (including Elan Shares represented by Elan ADSs) will have the right to withdraw such Elan Shares or Elan ADSs at any time until expiration of the Initial Offer Period (which shall not expire prior to 20 US Business Days from commencement of this Offer). At least five US Business Days prior to any reduction in the Acceptance Condition,

Royalty Pharma will announce that it is reserving its right to so reduce the Acceptance Condition. Any such reduction in the Acceptance Condition will not occur until after the expiration of 20 US Business Days from commencement of this Offer. Upon Royalty Pharma’s announcement that it may reduce the Acceptance Condition, the Offer shall not be capable of becoming unconditional until at least five US Business Days have elapsed, and withdrawal rights will be available during that time. After the Offer becomes unconditional, the Initial Offer Period will have ended and the Subsequent Offer Period will begin. Withdrawal rights of Elan Stockholders will cease at the time the Offer becomes unconditional.

It is a term of the Offer that, unless Royalty Pharma otherwise determines, the Acceptance Condition shall be capable of being satisfied, or being treated as satisfied, only at the time when all of the other conditions to the Offer shall have been satisfied, fulfilled or, to the extent permitted, waived. As a result, unless Royalty Pharma otherwise determines, the Offer will lapse unless all conditions have been satisfied, fulfilled or, to the extent permitted, waived, at the latest by 1 July 2013.

The Irish Takeover Panel has granted a waiver of Rule 10.6 of the Irish Takeover Rules so that the Offer is only required to be declared unconditional as to acceptances when the Offer can also be declared unconditional in all respects.

Under the terms of the Offer, Elan Stockholders will be able to withdraw their acceptances at any time during the Initial Closing Period (which shall not expire prior to 20 US Business Days from commencement of this Offer). The Offer will not be deemed to have been accepted in respect of any Elan Stock which has been validly withdrawn.

This right of withdrawal is equally available to all Elan Stockholders.

Further details of this right of withdrawal and the procedure for effecting withdrawals are set out in paragraph 4 (Rights of withdrawal) of Part B of Appendix I.

16.	Settlement

Subject to the Offer becoming or being declared unconditional in all respects (except as provided in paragraph 7 (Overseas Stockholders) of Part B of Appendix I in the case of certain Overseas Stockholders (other than those resident in, or otherwise subject to the jurisdiction of, Ireland, the United Kingdom or the United States) and save to the extent that the Irish Takeover Panel permits any extension of such period) settlement of the consideration to which accepting Elan Stockholders are entitled under the Offer will be effected: (a) in the case of acceptances of the Offer received, complete in all respects, by the Unconditional Date, within 14 calendar days of such date; and (b) in the case of acceptances of the Offer received, complete in all respects, after the Unconditional Date, but while the Offer remains open for acceptance, within 14 calendar days of such receipt, in the following manner:

(i)	Elan Shares in certificated form

Where an acceptance relates to Elan Shares in certificated form, settlement of any cash consideration due will be despatched by post (or such other method as may be approved by the Irish Takeover Panel) to the accepting holder or his, her or its appointed agent(s) whose name and address (outside a Restricted Jurisdiction) is set out in the relevant box in the Form of Acceptance or, if none is set out, to the first named holder at his or her registered address (outside of a Restricted Jurisdiction). The cash consideration due will be paid in US dollars and will be effected by the issue of cheques.

(ii)	Elan Shares in uncertificated form

Where an acceptance relates to Elan Shares in uncertificated form, the cash consideration to which the accepting holder is entitled will be paid in US dollars and will be effected by means of a CREST payment in favour of the accepting holder’s payment bank, in accordance with CREST assured payment arrangements. Royalty Pharma reserves the right to settle all or any part of the consideration in the manner referred to in sub-paragraph (i), above, if, for any reason, it wishes to do so.

(iii)	Elan ADSs registered in the names of tendering holders and not held through the Book-Entry Transfer Facility

Where an acceptance relates to Elan ADSs registered in the names of tendering holders and not held through the Book-Entry Transfer Facility, settlement of any cash consideration due will be despatched by post (or such other method as may be approved by the Irish Takeover Panel) to the accepting holder or his, her or its appointed agent(s) whose name and address (outside a Restricted Jurisdiction) is set out in the relevant box in the Letter of Transmittal or, if none is set out, to the first named holder at his or her registered address (outside of a Restricted Jurisdiction). The cash consideration due will be paid in US dollars and will be effected by the issue of cheques.

(iv)	Elan ADSs in book-entry form held through the Book-Entry Transfer Facility

Where an acceptance relates to Elan ADSs in book-entry form held through the Book-Entry Transfer Facility, the cash consideration to which the accepting holder is entitled will be paid in US dollars and will be effected by means of a payment by the ADS Tender Agent to the Book-Entry Transfer Facility for credit to the account of the participant in the Book-Entry Transfer Facility that tendered the Elan ADS for further credit to the account of the accepting holder.

In the event that accepting Elan Stockholders also receive Net Cash Rights as part of the consideration under the Offer, settlement of such Net Cash Rights will be effected by the entry of their names into a register of Net Cash Rights and the issue by Royalty Pharma of written confirmations acknowledging such entry within the time periods set out above for the settlement of consideration. All amounts due in respect of Net Cash Rights that accepting Elan Stockholders receive (if any) will be paid not later than 60 days following the Unconditional Date. Payment will be made or effected in the same manner as the cash payment to Elan Stockholders set out above. All amounts paid to Elan Stockholders in respect of the Net Cash Rights will be paid in US dollars.

17.	Lapse or withdrawal of the Offer

If the Offer lapses or is withdrawn:

(i)	Elan Shares in certificated form

In the case of Elan Shares held in certificated form, completed Forms of Acceptance, the relevant share certificate(s) and/or other document(s) of title will be returned by post (or such other method as may be approved by the Irish Takeover Panel) within 14 days of the Offer lapsing or being withdrawn, at the risk of the Elan Stockholder in question, to the person or agent whose name and address (outside of a Restricted Jurisdiction) is set out in the relevant box in the Form of Acceptance or, if none is set out, to the first named holder at his or her registered address (outside of a Restricted Jurisdiction).

(ii)	Elan Shares in uncertificated form

In the case of Elan Shares held in uncertificated form, the Irish Receiving Agent will, immediately after the lapsing or withdrawal of the Offer (or within such longer period, not exceeding 14 days after the Offer has lapsed or been withdrawn, as the Irish Takeover Panel may approve) give TFE instructions to Euroclear to transfer all relevant Elan Shares held in escrow balances and in relation to which it is the escrow agent for the purposes of the Offer to the original available balances of the holders of the Elan Shares concerned.

(iii)	Elan ADSs registered in the names of tendering holders and not held through the Book-Entry Transfer Facility

In the case of Elan ADSs registered in the names of tendering holders and not held through the Book-Entry Transfer Facility, completed Letters of Transmittal and the relevant Elan ADRs, if any, will be returned by post (or such other method as may be approved by the Irish Takeover Panel) within 14 days of the Offer lapsing or being withdrawn, at the risk of the Elan Stockholder in question, to the person or agent whose name and address (outside of a Restricted Jurisdiction) is set out in the relevant box in the Letter of Transmittal or, if none is set out, to the first named holder at his or her registered address (outside of a Restricted Jurisdiction).

(iv)	Elan ADSs in book-entry form held through the Book-Entry Transfer Facility

In the case of Elan ADSs held in book-entry form held through the Book-Entry Transfer Facility, the ADS Tender Agent will, as soon as practicable after the Offer lapses (or within such longer period as the Irish Takeover Panel may permit, not exceeding 14 calendar days of the Offer lapsing) credit such Elan ADSs delivered by book-entry transfer into the ADS Tender Agent’s account at the Book-Entry Transfer Facility to the original accounts at the Book-Entry Transfer Facility from which they were tendered.

18.	Action to be taken

If you wish to accept the Offer, please follow the instructions in the section entitled “Action to be taken to accept the Offer” on pages 11 to 13 of this document, in Parts C, D and E of Appendix I and in the Acceptance Documents.

19.	Further information

Your attention is drawn to the information set out in the rest of this document, including the appendices.

Yours faithfully

Pablo Legorreta
Chairman
Echo Pharma Acquisition Limited

Appendix I

Conditions and further terms of the Offer

Part A: Conditions of the Offer

The Offer complies with the Irish Takeover Rules and applicable US tender offer rules (subject to certain exemptive relief which has been granted in respect of the Offer by the SEC) and is subject to the terms and conditions set out in this document and the Acceptance Documents. The Offer is governed by the laws of Ireland and is subject to the jurisdiction of the courts of Ireland and the United States.

The Offer will be subject to the following conditions:

Acceptance Condition

(a)

valid acceptances being received (and not, where permitted, withdrawn) by not later than 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013 (or such later time(s) and/or date(s) as Royalty Pharma may: (i) with the consent of the Irish Takeover Panel (to the extent required) or in accordance with the Irish Takeover Rules; and (ii) subject to the US tender offer rules (subject to certain exemptive relief which has been granted in respect of the Offer by the SEC), determine) in respect of Elan Shares Affected representing not less than 90% (or such lower percentage as Royalty Pharma may decide) in nominal value of the Maximum Elan Shares Affected, which carry, or if allotted and issued, or re-issued from treasury would carry, not less than 90% (or such lower percentage as Royalty Pharma may decide) of the voting rights attaching to the Maximum Elan Shares Affected, provided that this condition shall not be satisfied unless Royalty Pharma shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Elan Shares (including Elan Shares represented by Elan ADSs) carrying in aggregate more than 50% of the voting rights then exercisable at a general meeting of Elan, including for this purpose (except to the extent otherwise agreed with the Irish Takeover Panel) any such voting rights attaching to Elan Shares (including Elan Shares represented by Elan ADSs) that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, and provided that unless Royalty Pharma otherwise determines, this condition (a) shall be capable of being satisfied, or being treated as satisfied, only at the time when all of the other conditions (b) to (w) inclusive, shall have been satisfied, fulfilled or, to the extent permitted, waived;

For the purposes of the conditions in this Part A of Appendix I:

(i)	Elan Shares (including Elan Shares represented by Elan ADSs) which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon issue; and

(ii)	the expression “Elan Shares Affected” shall mean:

(A)

Elan Shares (including Elan Shares represented by Elan ADSs) which have been issued or unconditionally allotted on, or before, the date the Offer is made, but excluding any such Elan Shares which are cancelled after the date on which the Offer is made or which are held, or become held, as treasury shares; and

(B)

Elan Shares (including Elan Shares represented by Elan ADSs) which have been issued or unconditionally allotted after the date on which the Offer is made but before the time at which the Offer closes, or such earlier date as Royalty Pharma may, subject to the Irish Takeover Rules, decide (not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the Initial Closing Date), but excluding any such Elan Shares which are cancelled after the date on which the Offer is made or which are held, or become held, as treasury shares; and

(C)

Elan Shares which have been re-issued from treasury after the date on which the Offer is made but before the time at which the Offer closes, or such earlier date as Royalty Pharma may, subject to the Irish Takeover Rules, decide (not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the Initial Closing Date),

other than Elan Shares in the beneficial ownership of Royalty Pharma on the date of this document;

(iii)	the expression “Maximum Elan Shares Affected” shall mean, at a relevant date of determination, the aggregate of:

(A)	the total number of Elan Shares Affected; and

(B)

the maximum number (or such lesser number as Royalty Pharma may decide) of Elan Shares (including Elan Shares represented by Elan ADSs) which are required, or may be required, to be allotted and/or issued and/or re-issued from treasury pursuant to the exercise of outstanding subscription, conversion or other rights (including rights granted under the Employee Share Plans), disregarding the terms on which any such rights may be exercised (including any restrictions thereon), and irrespective of whether such rights have been granted on, before, or after, the date on which the Offer is made.

Tysabri, Tysabri Royalty and the Tysabri Transaction

(b)

no member of the Elan Group having implemented, authorised, proposed or announced its intention to implement, authorise or propose (i) any sale or disposal of an interest in the Tysabri Royalty, (ii) the creation of any Encumbrance over or in respect of the Tysabri Royalty or (iii) any amendment of the terms of the Tysabri Royalty;

(c)

no breach or alleged breach of the terms of the Tysabri Transaction Agreement (including without limitation the Tysabri Royalty) by any of the parties to the Tysabri Transaction Agreement having occurred, and no termination or notice of an intention to terminate or threat to terminate the Tysabri Transaction Agreement (including without limitation the Tysabri Royalty) having occurred or been served or received by a member of the Elan Group;

(d)

Elan’s deferred tax assets continuing to be available to offset in full any taxable income arising in connection with the receipt of the Tysabri Consideration (as detailed and confirmed in the Form 20-F issued by Elan on 12 February 2013);

(e)

all Regulatory Approvals remaining in place and no revocation, withdrawal, suspension, cancellation, limitation, termination or material modification of any Regulatory Approval having occurred which, in any case, results or could result in the financial trading position or prospects of a member of the Elan Group being materially prejudiced or adversely affected;

The Offer is being made on the basis that, as and when the Offer becomes unconditional in all respects, the principal assets of the Elan Group will be the Elan Cash Assets and the Tysabri Royalty. Royalty Pharma regards any breach of conditions (b), (c) and (e) to be material in the context of the Offer.

Without prejudice to the terms hereof or its rights under Rule 21 of the Irish Takeover Rules, Royalty Pharma considers any breach of condition (d) to be material in the context of the Offer if the consequence is that any member of the Elan Group may incur liabilities or otherwise be required to make aggregate payments after the date of the Firm Announcement of more than US$10,000,000 (ten million dollars).

Share Buyback, the Dutch Auction, Reduction, Redemption, Dividends etc

(f)

except pursuant to the Dutch Auction (and then only on the terms contained in the Dutch Auction Circular save to the extent amended or varied by Permitted Amendments), no member of the Elan Group having, after the date of the Firm Announcement, purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its shares or other securities (or the equivalent) or any shares or other securities (or the equivalent) of Elan or any other member of the Elan Group or reduced or made any other change to any part of its share capital;

(g)	no member of the Elan Group having, after the date of the Firm Announcement, recommended, declared, paid, or made, or proposed to recommend, declare, pay or make, any bonus issue,

dividend or other distribution (whether in cash or otherwise) other than bonus issues of shares, dividends or other distributions lawfully paid or made to another member of the Elan Group;

Royalty Pharma considers any breach of conditions (f) and (g) to be material in the context of the Offer if the consequence is that any member of the Elan Group may be required to make aggregate payments after the date of the Firm Announcement of more than US$10,000,000 (ten million dollars).

(h)

(i) there being no amendments made, announced or proposed to the terms and conditions of the Dutch Auction as set out in the Dutch Auction Circular (and, in particular, that the date on which completion of the Dutch Auction is to occur is not extended to a date which is more than 25 days after the despatch of this document), save for Permitted Amendments, and (ii) Elan redeeming, in full, the 2019 Notes on, or before, 3 May 2013. “Permitted Amendments” are: (1) amendments to the Price Range (as that term is defined and used in the Dutch Auction Circular); and/or (2) amendments to increase the number of Elan Shares (including those represented by Elan ADSs) which may be acquired under the terms of the Dutch Auction, provided that such amendments, or any of them do not, and will not result, in the aggregate maximum amount to be paid by, or on behalf of, the Elan Group in connection with the Dutch Auction (including expenses) exceeding US$3,000,000,000 (three billion dollars).

Save for Permitted Amendments, it is a fundamental term and condition of the Offer that there are no amendments or variations to the terms of the Dutch Auction after the date of the Firm Announcement and that the 2019 Notes are redeemed, in full, on, or before, 3 May 2013.

Acquisitions, Disposals, Joint Ventures, Mergers and Similar Transactions

(i)

save for (i) transactions between two or more members of the Elan Group and (ii) the Tysabri Transaction, since 12 February 2013, no member of the Elan Group having implemented, authorised, proposed or announced its intention to implement, authorise or propose any merger, demerger, joint venture, partnership, collaboration, reconstruction, amalgamation, consolidation, scheme, acquisition or disposal of any operations, assets, undertaking, body corporate or partnership (or any interest therein) or the creation of any Encumbrance over any operations or assets;

The Offer is being made on the basis that, as and when the Offer becomes unconditional in all respects, the principal assets of the Elan Group will be the Elan Cash Assets and the Tysabri Royalty. Royalty Pharma regards any breach of condition (i) to be material in the context of the Offer.

Frustrating Actions (within the meaning of Rule 21 of the Irish Takeover Rules)

(j)

no passing of any resolution at a shareholder meeting of Elan to approve any action, possible action, contract, sale, disposal, or acquisition for the purposes of Rules 21(a)(i) or (iii) of the Irish Takeover Rules;

(k)

no member of the Elan Group having taken, committed to take or announced that it intends to take or may take any action or commit to take any action which the Irish Takeover Panel determines is or would be frustrating action for the purposes of, or within the meaning of, Rule 21 of the Irish Takeover Rules;

The Offer is being made on the basis that, as and when the Offer becomes unconditional in all respects, the principal assets of the Elan Group will be the Elan Cash Assets and the Tysabri Royalty. Royalty Pharma regards any breach of conditions (j) and (k) to be material in the context of the Offer.

European Merger Regulation

(l)

to the extent that the Offer or its implementation would give rise to a concentration with a Community dimension within the scope of Council Regulation (EC) No 139/2004 (the “Regulation”) or otherwise would give rise to a concentration that is subject to the Regulation, the European Commission deciding that the concentration is compatible with the common market pursuant to Article 6(1)(b) of the Regulation before the latest time the Offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules and the terms or conditions to which any such decision is or may be subject being acceptable to Royalty Pharma in its sole discretion;

Irish Competition Act

(m)	to the extent that Part 3 of the Competition Act is applicable to the Offer or its implementation:

(i)	the Competition Authority, in accordance with Section 21(2)(a) of the Competition Act, having informed Royalty Pharma that the Offer may be put into effect; or

(ii)

the period specified in Section 21(2) of the Competition Act having elapsed without the Competition Authority having informed Royalty Pharma of the determination (if any) which it has made under Section 21(2) of the Competition Act; or

(iii)

the Competition Authority, in accordance with Section 22(4) of the Competition Act, having furnished to Royalty Pharma a copy of its determination (if any), in accordance with Section 22(3)(a) of the Competition Act, that the Offer may be put into effect; or

(iv)

the Competition Authority, in accordance with Section 22(4) of the Competition Act, having furnished to Royalty Pharma a copy of its determination (if any), in accordance with Section 22(3)(c) of the Competition Act, that the Offer may be put into effect subject to conditions specified by the Competition Authority being complied with, and such conditions being acceptable to Royalty Pharma; or

(v)

the period of four months after the appropriate date (as defined in Section 19(6)) of the Competition Act) having elapsed without the Competition Authority having made a determination under Section 22(3) of the Competition Act in relation to the Offer, in each case prior to the latest time the Offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules;

US Hart-Scott-Rodino Clearance

(n)

to the extent applicable to the Offer or its implementation, all notifications and filings, where necessary, having been made and all applicable waiting periods (including any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States and the rules and regulations thereunder having been terminated or having expired (in each case in connection with the Offer) prior to the latest time the Offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules;

General Regulatory and Anti-trust/Competition

(o)

no central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative or fiscal body, court, agency, association, institution, department or bureau including any anti-trust or merger control authorities, regulatory body, court, tribunal, environmental body, employee representative body, any analogous body whatsoever or tribunal in any jurisdiction or any person including, without limitation, a member of the Elan Group (each a “Third Party”) having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or having made, proposed or enacted any statute, regulation, decision, order or change to published practice or having done or decided to do anything, in each case which would or would reasonably be expected to:

(i)

make the Offer or its implementation, or the acquisition or the proposed acquisition by Royalty Pharma of the Elan Shares Affected, or control of Elan or any of the assets of the Elan Group (including without limitation the Tysabri Royalty) by Royalty Pharma void, illegal or unenforceable under the laws of any relevant jurisdiction or otherwise, directly or indirectly, restrain, revoke, prohibit, materially restrict or materially delay the same or impose additional or different conditions or obligations with respect thereto, or otherwise challenge or interfere therewith or require amendment of the Offer;

(ii)

result in a material delay in the ability of Royalty Pharma, or render Royalty Pharma unable, to acquire some or all of the Elan Shares Affected or require a divestiture by Royalty Pharma of any Elan Stock;

(iii)

require the divestiture by any member of the Wider Elan Group of all or any portion of their respective businesses, assets (including, without limitation, the shares or securities of any other member of the Elan Group and/or any interest in the Tysabri Royalty) or property or impose any material limitation on the ability of any of them to conduct their respective businesses (or any of them) or own, control or manage their respective assets or properties or any part thereof;

(iv)

impose any limitation on or result in a delay in the ability of Royalty Pharma to acquire, or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of the Elan Shares Affected, or to exercise voting or management control over Elan or any subsidiary or subsidiary undertaking of Elan which is material in the context of the Elan Group taken as a whole (a “Material Subsidiary”) or on the ability of any member of the Elan Group to hold or exercise effectively, directly or indirectly, any rights of ownership of shares or other securities (or the equivalent) in, or to exercise rights of voting or management control over, any member of the Elan Group to the extent that Elan has such ownership, voting or management control rights;

(v)

require Royalty Pharma or any member of the Elan Group to acquire or offer to acquire any shares or other securities (or the equivalent) in, or any interest in any asset owned by, any member of the Elan Group or any third party;

(vi)

impose any limitation on the ability of any member of the Elan Group to integrate or co-ordinate its business or assets (including without limitation in respect of the Tysabri Royalty), or any part of it, with all or any part of the businesses of any member of the Elan Group;

(vii)	cause any member of the Wider Elan Group to cease to be entitled to any Authorisation (as defined in condition (p) below) used by it in the carrying on of its business; or

(viii)

otherwise adversely affect the business, profits, assets (including without limitation the interest in Tysabri and/or the Tysabri Royalty), liabilities, financial or trading position of any member of the Elan Group;

Notifications, waiting periods and Authorisations

(p)

all necessary or appropriate notifications and filings having been made and all necessary or appropriate waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or having been terminated (as appropriate) and all statutory or regulatory obligations in any jurisdiction having being complied with in each case in connection with the Offer or its implementation and all necessary, desirable or appropriate Regulatory Approvals, authorisations, orders, recognitions, grants, consents, clearances, confirmations, licences, permissions and approvals in any jurisdiction (“Authorisations”) having been obtained on terms and in a form reasonably satisfactory to Royalty Pharma from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider Elan Group has entered into contractual arrangements and, all such necessary, desirable or appropriate Authorisations remaining in full force and effect at the time at which the Offer becomes otherwise wholly unconditional and there being no notice or intimation of an intention to revoke, suspend, restrict or vary or not to renew the same at the time at which the Offer becomes otherwise unconditional and all necessary statutory or regulatory obligations in any such jurisdiction having been complied with;

(q)

all applicable waiting periods and any other time periods (including any extension thereof) during which any Third Party could, in respect of the Offer or the acquisition or proposed acquisition of any Elan Shares Affected by Royalty Pharma, institute, implement or threaten any action, proceedings, suit, investigation, enquiry or reference or take any other step under the laws of any jurisdiction having expired, lapsed or been terminated;

Certain matters arising as a result of any arrangement, agreement etc

(r)

save as publicly announced by Elan prior to the date of the Firm Announcement, there being no provision of any arrangement, agreement, licence, permit, franchise, facility, lease or other instrument to which any member of the Wider Elan Group is a party or by or to which any such member or any of its respective assets may be bound, entitled or be subject and which, in consequence of the Offer or the acquisition or proposed acquisition by Royalty Pharma of the Elan Shares Affected or because of a change in the control of Elan or otherwise, would or would be reasonably expected to result in (except where, in any of the following cases, the consequences thereof would not be material (in value terms or otherwise) in the context of the Elan Group taken as whole):

(i)

any monies borrowed by, or any indebtedness or liability (actual or contingent) of, or any grant available to any member of the Elan Group becoming, or becoming capable of being declared, repayable immediately or prior to their or its stated maturity or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited under any existing facility or loan agreement;

(ii)

the creation or enforcement of any mortgage, charge or other security interest wherever existing or having arisen over the whole or any part of the business, property or assets of any member of the Elan Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

(iii)

any such arrangement, agreement, licence, permit, franchise, facility, lease or other instrument or the rights, liabilities, obligations or interests of any member of the Elan Group thereunder or the business of any such member with, any persons, firms or body (or any agreement or arrangement relating to any such arrangement or bonus) being or becoming capable of being terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

(iv)

any assets or interests of, or any asset the use of which is enjoyed by, any member of the Elan Group being or falling to be disposed of or charged, or ceasing to be available to any member of the Elan Group or any right arising under which any such asset or interest would be required to be disposed of or charged or would cease to be available to any member of the Elan Group;

(v)	the value of, or financial or trading position of any member of the Elan Group being prejudiced or adversely affected;

(vi)	the creation or acceleration of any liability or liabilities (actual or contingent) by any member of the Elan Group; or

(vii)	any liability of any member of the Elan Group to make any severance, termination, bonus or other payment to any of its directors or other officers or advisers,

and no event having occurred which might result in any events or circumstances as are referred to in this condition (r) (i)-(vii);

Certain Events occurring since 12 February 2013

(s)	save as publicly announced by Elan prior to the date of the Firm Announcement, no member of the Elan Group having, since 12 February 2013:

(i)

issued or agreed to issue, or authorized or proposed the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible or exchangeable securities or issued or transferred, or agreed, authorized or proposed the re-issue of any shares from treasury;

(ii)

save for transactions between two or more members of the Elan Group made or proposed, or announced an intention to propose or make, any change or amendment in its loan capital or any loan notes issued by a member of the Elan Group to a person who is not a member of the Elan Group;

(iii)

except in the ordinary and usual course of business, entered into or materially improved, or made any offer (which remains open for acceptance) to enter into or materially improve, the terms of any employment contract, commitment or arrangement with any director of Elan or any person occupying one of the senior executive positions in the Elan Group;

(iv)

issued, authorised or proposed to make, or made, any change or amendment to any loan capital or debentures or (save in the ordinary course of business and save for transactions between two or more members of the Elan Group) incurred any indebtedness or contingent liability or (save in respect of the 2019 Notes) repaid, repurchased or redeemed any indebtedness, loan capital, debenture or other liability or obligation;

(v)

entered into or varied or authorised, proposed or announced its intention to enter into or vary the terms of any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the business of any member of the Elan Group;

(vi)

entered into or varied or authorised, proposed or announced its intention to enter into or vary the terms of any contract, transaction or arrangement (including without limitation any contract, transaction or arrangement with a member of the Biogen Group) otherwise than in the ordinary and usual course of business;

(vii)	waived or compromised any claim which would be material (in value terms or otherwise) in the context of the Elan Group taken as a whole;

(viii)

been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased to carry on all or a substantial part of any business;

(ix)

taken or proposed any steps, any corporate action or had any legal proceedings instituted or threatened against it in respect of its winding-up, dissolution, examination or reorganisation or for the appointment of a receiver, examiner, administrator, administrative receiver, trustee or similar officer of all or any part of its assets or revenues, or any analogous proceedings in any jurisdiction;

(x)

proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any employee of the Wider Elan Group;

(xi)	made any alteration to its memorandum or articles of association or other incorporation documents;

(xii)

made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification therefore or accrual or entitlement to such benefits or pensions are calculated or determined, or made or agreed or consented to any change to the trustees involving the appointment of a trust corporation; or

(xiii)

entered into any agreement, contract, scheme, arrangement or commitment or passed any resolution or made any offer with respect to, or announced an intention to, or to propose to effect any of the transactions, matters or events set out in this condition;

No adverse change, litigation, regulatory enquiry or similar

(t)	since 12 February 2013:

(i)

there not having arisen any adverse change or deterioration, or circumstances which could result, in the business, assets, financial or trading position or profits of Elan or any member of the Elan Group;

(ii)	there not having arisen any adverse change or deterioration in the business, assets, financial or trading position or profits of Biogen or any member of the Biogen Group which in any case results or could result in the financial, trading position or projects of the Elan Group being adversely affected;

(iii)	there not having occurred any event, change, fact, condition, circumstance or occurrence that has had or would reasonably be expected to have a material adverse effect on the Tysabri Royalty;

(iv)

no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Elan Group is or would reasonably be expected to become a party (whether as plaintiff or defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider Elan Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Elan Group;

(v)

no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence, consent, permit or authorisation held by any member of the Wider Elan Group which is necessary for the proper carrying on of its business; and

(vi)	no contingent or other liability existing or having arisen or being apparent to Royalty Pharma which would reasonably be expected to affect adversely any member of the Elan Group;

No discovery of certain matters regarding information, liabilities and environmental matters

(u)

Royalty Pharma not having discovered that any financial, business or other publicly disclosed information concerning the Elan Group, the Tysabri Transaction or the Tysabri Royalty is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading;

(v)	Royalty Pharma not having discovered that any member of the Elan Group is subject to any liability, contingent or otherwise, which is not disclosed in the Elan Annual Report and Accounts; and

(w)	save as publicly announced by Elan, since 12 February 2013, Royalty Pharma not having discovered:

(i)

in relation to any release, storage, carriage, leak, emission, discharge or disposal of any waste or hazardous substance or any other substance reasonably likely to impact the environment or any other fact or circumstance which has caused or would reasonably be expected to impair the environment or harm human health, that any past or present member of the Elan Group or, in connection with Tysabri any member of the Biogen Group, has acted in violation of any laws, statutes, regulation, notices or other legal or regulatory requirements of any Third Party;

(ii)

that there is, or would reasonably be expected to be, any liability, whether actual or contingent, or requirement to make good, remediate, repair, reinstate or clean up any property or asset now or previously owned, occupied or made use of by any past or present member of the Elan Group (or on its behalf) or any other property or asset under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority (whether by formal notice or order or not) or Third Party or otherwise; and

(iii)

that circumstances exist (whether as a result of the making of the Offer or otherwise) which would reasonably be expected to result in any actual or contingent liability (as a result of an environmental audit or otherwise) to any member of the Elan Group under any applicable legislation referred to in sub- paragraph t(i) and t(ii) and (n)(ii) above to improve or modify existing or install new plant, machinery or equipment or to carry out any changes in the processes currently carried out.

For the purposes of the conditions set out above in this Part A of Appendix I:

“Biogen” means Biogen Idec Inc.;

“Biogen Group” means Biogen and its subsidiaries and subsidiary undertakings and Biogen International, and “member of the Biogen Group” means any one of them;

“Biogen International” means Biogen Idec International Holdings Ltd, an affiliate of Biogen;

“Competition Act” means the Competition Act 2002 of Ireland, as amended by the Competition (Amendment) Act 2006 of Ireland and the Competition (Amendment) Act 2012 of Ireland;

“Competition Authority” means the Irish Competition Authority as referred to in section 29 of the Competition Act;

“Elan Group” means Elan and its subsidiaries and subsidiary undertakings, and “member of the Elan Group” means any one of them;

“Initial Closing Date” means 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013, being the date fixed by Royalty Pharma as the first closing date of the Offer (or such later time(s) and/or date(s) as Royalty Pharma may: (i) with the consent of the Irish Takeover Panel (to the extent required) or in accordance with the Irish Takeover Rules; and (ii) subject to the US tender offer rules (subject to certain exemptive relief which has been granted in respect of the Offer by the SEC), determine as the closing date for acceptance of the Offer, in which case the term “Initial Closing Date” shall mean the latest time and date which the Offer, as extended by Royalty Pharma, may be accepted or, if earlier, the date on which the Offer becomes or is declared unconditional in all respects);

“Initial Offer Period” means the period from the date of the Offer Document to and including the Initial Closing Date;

“parent undertaking”, “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meanings given by the European Communities (Companies: Group Accounts) Regulations 1992 of Ireland;

“subsidiary” and “holding company” have the meaning given by Section 155 of the Companies Act 1963 of Ireland, as amended; and

“Wider Elan Group” means Elan, any member of the Elan Group and associated companies (including any joint venture, partnership, firm or company or undertaking in which any member of the Elan Group (aggregating their interests) is interested) or any company in which any such member has a substantial interest and any member of the Biogen Group.

Additional terms defined in Appendix III shall have the same meaning where used in this Part A of Appendix I.

The Offer will lapse unless all of the conditions set out above in this Part A of Appendix I have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Royalty Pharma to be or to remain satisfied by 1:00pm (Irish time) / 8:00am (New York City time) on the Initial Closing Date.

Unless Royalty Pharma otherwise determines, condition (a) shall be capable of being satisfied, or being treated as satisfied, only at the time when all of the other conditions (b) to (w) inclusive, shall have been satisfied, fulfilled or, to the extent permitted, waived. Royalty Pharma reserves the right to waive in whole or in part all or any of conditions (b) to (w) (excluding conditions (l) to (n) to the extent applicable to the Offer or its implementation). Royalty Pharma shall not be obliged to waive (if capable of waiver) or treat as satisfied any condition by a date earlier than the latest time and date for the fulfilment of all conditions referred to in the previous paragraph, notwithstanding that any other condition of the Offer may at such earlier date have been waived or fulfilled or that there are at such earlier dates no circumstances indicating that the relevant condition may not be capable of fulfilment.

To the extent that the Offer or its implementation would give rise to a concentration with a Community dimension within the scope of the Regulation or would otherwise give rise to a concentration that is subject to the Regulation, the Offer shall lapse if the European Commission notifies Royalty Pharma of its decision to initiate proceedings in respect of that concentration under Article 6(1)(c) of the Regulation or to refer that concentration to a competent authority of an EEA member state under Article 9(1) of the Regulation before the first closing date of the Offer or the date when the Offer becomes or is declared unconditional as to acceptances, whichever is the later.

In the event that the Offer lapses in any circumstances, the Offer will cease to be capable of further acceptance and Royalty Pharma and accepting Elan Stockholders will thereupon cease to be bound by prior acceptances.

If Royalty Pharma is required to make an offer for Elan Shares under the provisions of Rule 9 of the Irish Takeover Rules, Royalty Pharma may make such alterations to any of the above conditions as are necessary to comply with the provisions of that rule.

Royalty Pharma reserves the right, with the consent of the Irish Takeover Panel, to elect to implement the acquisition of the Elan Shares (including Elan Shares represented by Elan ADSs) by way of a scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland, as amended. In such event, the scheme of arrangement will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Offer. In particular, the condition at (a) will not apply and the scheme of arrangement will become effective and binding on the following:

(i)

approval at a court meeting or any separate class meeting, if applicable, which may be required by the court, (or any adjournment thereof) by a majority in number of the holders of Elan Shares present and voting, either in person or by proxy, representing 75% or more in value of the Elan Shares held by such holders;

(ii)

the resolutions required to approve and implement the scheme of arrangement and any related reduction of capital and amendments to Elan’s memorandum and articles of association, to be set out in a notice of extraordinary general meeting of the holders of the Elan Shares, being passed by the requisite majority at such extraordinary general meeting;

(iii)

the sanction of the scheme of arrangement and confirmation of any reduction of capital involved therein by the court (in both cases with or without modifications, on terms reasonably acceptable to Royalty Pharma); and

(iv)

office copies of the orders of the court sanctioning the scheme of arrangement and confirming the reduction of capital involved therein and the minute required by Section 75 of the Companies Act 1963 of Ireland, as amended in respect of the reduction of capital being delivered for registration to the Registrar of Companies in Ireland and the orders and minute confirming the reduction of capital involved in the scheme of arrangement being registered by the Registrar of Companies in Ireland.

Part B: Further terms of the Offer

Except where the context requires otherwise, any references in Parts B, C and D of this Appendix I and in the Acceptance Documents to:

“acceptances of the Offer” includes deemed acceptances of the Offer;

the Offer “becoming unconditional” or like wording, means the Offer becoming or being declared unconditional in all respects;

“Day 39” means 10 June 2013;

“Day 46” means 17 June 2013;

“Day 60” means 1 July 2013;

“Day 70” means 11 July 2013; and

an “extension of the Offer” includes an extension of the date by which the Acceptance Condition has to be fulfilled.

1.	Acceptance period

(a)

The Offer will initially be open for acceptance until 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013, such date being the first closing date. Royalty Pharma reserves the right (but will not be obliged, other than as may be required by the Irish Takeover Panel or by the US tender offer rules) at any time, or from time to time, to extend the Offer after such time and, in such event, will make a public announcement of such extension in the manner described in paragraph 3 (Announcements) of this Part B, below, and will give oral, or written, notice of such extension to the Irish Receiving Agent and the ADS Tender Agent.

(b)

Although no revision is contemplated, if Royalty Pharma revises the Offer, it will remain open for acceptance for a period of at least 14 calendar days (or such other period as may be permitted by the Irish Takeover Panel and in accordance with US tender offer rules (subject to certain exemptive relief which has been granted in respect of the Offer by the SEC)) after the date on which Royalty Pharma despatches a revised Offer Document to Elan Stockholders. Except with the consent of the Irish Takeover Panel, no revision of the Offer may be made after Day 46 or, if later, the date which is the earlier of: (i) 14 calendar days before; and (ii) 10 US Business Days before, the last date on which the Offer can become unconditional.

(c)

The Offer, whether revised or not, shall not (except with the consent of the Irish Takeover Panel) be capable of becoming unconditional, and accordingly the Initial Offer Period is not (except with the consent of the Irish Takeover Panel) capable of being extended, after 5:00 pm (Irish time) / 12:00 noon (New York City time) on Day 60 (or any other time or date beyond which Royalty Pharma has stated that the Offer will not be extended and has not, where permitted, withdrawn that statement) nor of being kept open for acceptance after that time and/or date unless the Offer has previously become unconditional. If the conditions are not satisfied, fulfilled or, to the extent permitted, waived by 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on Day 60 (in the case of all conditions other than the Acceptance Condition) or 5:00 pm (Irish time) / 12:00 noon (New York City time) on Day 60 (in the case of the Acceptance Condition), the Offer will lapse in the absence of a competing bid and/or unless the Irish Takeover Panel agrees otherwise. If the Offer lapses for any reason, the Offer shall cease to be capable of further acceptance and Royalty Pharma and Elan Stockholders shall cease to be bound by prior acceptances. Royalty Pharma reserves the right, subject to the consent of the Irish Takeover Panel, to extend the time allowed under the rules of the Irish Takeover Rules for satisfaction of the Acceptance Condition and accordingly for the satisfaction, fulfilment or, where permitted, waiver of the other conditions, and thus to extend the duration of the Initial Offer Period.

(d)

After the Offer becomes unconditional, the Initial Offer Period will end, and the Subsequent Offer Period will begin. The Subsequent Offer Period will not be less than 14 calendar days from the end of the Initial Offer Period. If the Offer becomes unconditional and it is stated by, or on behalf of, Royalty Pharma that the Offer will remain open until further notice or if the Offer will remain open for acceptance beyond Day 70, then not less than 14 calendar days’ written notice will be given by, or on behalf of, Royalty Pharma to Elan Stockholders who have not accepted the Offer prior to the closing of the Subsequent Offer Period.

(e)

If a competing offer or other competitive situation arises (as determined by the Irish Takeover Panel) after a “no increase” and/or “no extension” statement (as referred to in the Irish Takeover Rules) has been made by, or on behalf of, Royalty Pharma in relation to the Offer, Royalty Pharma may, if it specifically reserves the right to do so at the time such statement is made, or otherwise with the consent of the Irish Takeover Panel choose not to be bound by, or withdraw, the statement and, Royalty Pharma shall be free to extend and/or revise the Offer provided that it complies with the requirements of the Irish Takeover Rules and the US tender offer rules and, in particular, that:

(i)

it announces the withdrawal of such statement and that it is free to extend and/or revise the Offer (as appropriate) as soon as possible (and in any event within four Business Days after the date of the firm announcement of the relevant competing offer or other competitive situation); and

(ii)

it notifies Elan Stockholders and persons with information rights at the earliest practicable opportunity in writing (and by press release in the United States) to that effect or, in the case of Elan Stockholders with registered addresses in Restricted Jurisdictions, or whom Royalty Pharma reasonably believes to be nominees, custodians or trustees holding Elan Stock for such persons, by an announcement in Ireland.

(f)

Royalty Pharma may, if it specifically reserves the right to do so at the time the statement is made (or otherwise with the consent of the Irish Takeover Panel) choose not to be bound by the terms of a “no increase” and/or “no extension” statement and may announce and/or despatch an increased, or improved, offer if it is recommended for acceptance by the Elan Board or in any other circumstance permitted by the Irish Takeover Panel.

2.	Acceptance Condition

(a)

Except with the consent of the Irish Takeover Panel or otherwise in accordance with the Irish Takeover Rules, for the purpose of determining at any particular time whether the Acceptance Condition is satisfied, Royalty Pharma may only take into account acceptances of the Offer received (and not validly withdrawn) by the Irish Receiving Agent or the ADS Tender Agent (as the case may be):

(i)

by 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013 (or any other time and/or date beyond which Royalty Pharma has stated that it will not extend the Offer, and Royalty Pharma has not withdrawn that statement); or

(ii)	if the Offer is so extended, such later time(s) and/or date(s) as Royalty Pharma, with the consent of the Irish Takeover Panel may determine.

(b)	Subject to the Irish Takeover Rules and the US tender offer rules, and notwithstanding any other provision of this Part B, Royalty Pharma reserves the right to treat as valid in whole or in part any acceptance of the Offer not validly withdrawn if received by the Irish Receiving Agent or the ADS Tender Agent (as the case may be) or otherwise by, or on behalf of, Royalty Pharma that is not entirely in order or in correct form or which is not accompanied by (as applicable) the relevant share certificate(s) and/or other relevant document(s) or is received by it at any place or places or in any form or manner determined by either the Irish Receiving Agent or the ADS Tender Agent (as the case may be) or Royalty Pharma to be otherwise than as set out in the relevant Acceptance Documents. In that event, no payment of cash or confirmation of Net Cash Rights under the Offer will be made or sent until after the acceptance is entirely in order and (as applicable) the relevant transfer to escrow or book-entry transfer has settled or the relevant share certificate(s) and/or other document(s) of title or satisfactory indemnities have been received by the Irish Receiving Agent or the ADS Tender Agent (as the case may be).

(c)

Except as otherwise agreed by the Irish Takeover Panel and notwithstanding the right reserved by Royalty Pharma to treat an Acceptance Document as valid even though not entirely in order or not accompanied by relevant documentation:

(i)

an acceptance of the Offer will be treated as valid for the purposes of the Acceptance Condition only if the requirements of Rule 10.3, and if applicable, Rule 10.5 of the Irish Takeover Rules are satisfied in respect of it;

(ii)

a purchase of Elan Shares by Royalty Pharma or its nominee(s) will be treated as valid for the purposes of the Acceptance Condition only if the requirements of Rule 10.4 and, if applicable, Rule 10.5 of the Irish Takeover Rules are satisfied in respect of it; and

(iii)

before the Offer may become or be declared unconditional in all respects the Irish Receiving Agent must issue a certificate to Royalty Pharma or the Financial Advisers (or their respective agents) which states the number of Elan Shares Affected in respect of which acceptances have been received and the number of Elan Shares Affected otherwise acquired, whether before or during the Offer Period, which comply with the provisions of this paragraph 2(c). A copy of such certificate will be sent to the Irish Takeover Panel and Elan’s financial adviser(s) as soon as possible after it is issued.

(d)

For the purpose of determining at any particular time whether the Acceptance Condition has been satisfied, Royalty Pharma will not be bound, unless otherwise determined by the Irish Takeover Panel, to take account of any Elan Shares (including Elan Shares represented by Elan ADSs) which have been unconditionally allotted or issued or which arise as the result of the exercise of subscription, conversion or other rights before that determination takes place, unless written notice containing the details of the allotment or issue or conversion of which, containing all relevant details, has been received before that time by the Irish Receiving Agent from Elan or its agents. Notice by facsimile transmission or other electronic transmissions or copies of such notice of the allotment or issue or conversion will not be sufficient for this purpose.

(e)

At least five US Business Days prior to any reduction in the percentage in nominal value of the Maximum Elan Shares Affected required to satisfy the Acceptance Condition, Royalty Pharma will announce that it is reserving its right to so reduce the Acceptance Condition. Such announcement will state the exact percentage to which the Acceptance Condition may be reduced, will state that such a reduction is possible but that Royalty Pharma need not disclose its actual intentions until it is required to do so under the Irish Takeover Rules and will contain language advising Elan Stockholders to withdraw their acceptances if their willingness to accept the Offer would be affected by the reduction of the Acceptance Condition. Royalty Pharma will not make such an announcement unless it believes that there is a significant possibility that a sufficient number of acceptances will be received to permit the Acceptance Condition to be satisfied at such reduced level and that the other conditions will be satisfied, fulfilled or, to the extent permitted, waived at such time. Any such reduction in the Acceptance Condition will not occur until after the expiration of 20 US Business Days from commencement of this Offer. Elan

Stockholders who are not willing to accept the Offer if the Acceptance Condition percentage level is reduced to a level lower than 90% in nominal value of the Maximum Elan Shares Affected should be prepared to withdraw their acceptances promptly following Royalty Pharma’s announcement that it is reserving its right to reduce the Acceptance Condition. Upon Royalty Pharma’s announcement that it may reduce the percentage in nominal value of the Maximum Elan Shares Affected required to satisfy the Acceptance Condition, the Offer shall not be capable of becoming unconditional until at least five US Business Days have elapsed. Elan Stockholders will be able to accept the Offer for at least five US Business Days after a reduction in the Acceptance Condition during the Subsequent Offer Period.

(f)

At, or any time after, the first closing date of 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013, Royalty Pharma intends to declare the Offer unconditional as soon as possible provided all of the conditions have been satisfied, fulfilled or, to the extent permitted, waived, even if this is prior to the expiration of any extension of the Initial Closing Period. After the Offer becomes unconditional, the Initial Offer Period will end and the Subsequent Offer Period will begin. Withdrawal rights of Elan Stockholders will cease at the time the Offer becomes unconditional.

3.	Announcements

(a)

Without prejudice to paragraph 4(c) of this Part B, by 8:00 a.m. (Irish time) / 3:00 a.m. (New York City time) on the next Business Day (the “relevant day”) following the day on which the Offer is due to expire or becomes or is declared unconditional, or is revised or extended, as the case may be, (or such later time(s) or date(s) as the Irish Takeover Panel may agree and in accordance with US tender offer rules), Royalty Pharma will make an appropriate announcement in accordance with Rule 2.9 of the Irish Takeover Rules. In the announcement Royalty Pharma will state (unless otherwise permitted by the Irish Takeover Panel) the total number of Elan Shares Affected (as nearly as practicable):

(i)

for which acceptances of the Offer have been received (showing the extent, if any, to which such acceptances have been received from persons acting or deemed to be in concert (for the purposes of the Irish Takeover Rules and in relation to the Offer) with Royalty Pharma);

(ii)	acquired or agreed to be acquired by or on behalf of Royalty Pharma or any person acting or deemed to be in concert with Royalty Pharma during the Offer Period; and

(iii)	held by or on behalf of Royalty Pharma or any person acting or deemed to be acting in concert with Royalty Pharma prior to the Offer Period,

and will specify the percentage of Elan Shares Affected represented by each of these figures. The announcement will include a statement of the total number of Elan Shares Affected which Royalty Pharma may count towards the satisfaction of the Acceptance Condition and the percentage of the Maximum Elan Shares Affected represented by this figure.

The announcement will also state details of any relevant securities of Elan in which Royalty Pharma or any person acting in concert with Royalty Pharma is interested, or in respect of which it holds a short position, in each case specifying the nature of the interest or short position concerned.

(b)

In calculating the number of Elan Shares represented by acceptances and/or purchases, Royalty Pharma may include only acceptances and purchases if they could be counted towards fulfilling the acceptance condition under Rules 10.3 and 10.4 and, if appropriate, Rule 10.5 of the Irish Takeover Rules unless the Irish Takeover Panel agrees otherwise. Subject to this,

Royalty Pharma may include or exclude, for announcement purposes, acceptances and purchases not in all respects in order or which are subject to verification.

(c)

Any decision to extend the time and/or date by which the Acceptance Condition has to be satisfied may be made at any time up to, and will be announced by, 8:00 a.m. (Irish time) / 3:00 a.m. (New York City time) on the relevant day or such later time(s) and/or date(s) as the Irish Takeover Panel may agree. If the Offer is not yet unconditional (so that the Initial Offer Period has not yet expired), the announcement will state the next time and date on which the Initial Offer Period will expire and inform Elan Stockholders that they may accept the Offer or withdraw their acceptance at any time until the end of the Initial Offer Period, as extended.

(d)

If the Offer has become unconditional (with the result that the Initial Offer Period has ended), the announcement to be made by 8:00 a.m. (Irish time) / 3:00 a.m. (New York City time) on the relevant day or such later time(s) and/or date(s) as the Irish Takeover Panel may agree will state that the Offer will remain open for a Subsequent Offer Period until further notice or until a specified date not less than 14 calendar days after the end of the Initial Offer Period.

(e)

In this Appendix I, references to the making of an announcement or the giving of notice by, or on behalf of, Royalty Pharma include the release of an announcement by Royalty Pharma’s public relations consultants or Financial Advisers (in each case on behalf of Royalty Pharma) to the press and the delivery by hand or telephone or facsimile or other electronic transmission of an announcement through a Regulatory Information Service. A press release or other announcement made otherwise than through a Regulatory Information Service will be notified simultaneously through a Regulatory Information Service (unless otherwise agreed by the Irish Takeover Panel).

4.	Rights of withdrawal

(a)	Except as provided by this paragraph 4, acceptances of and elections under the Offer are irrevocable.

(b)

An accepting Elan Stockholder may withdraw his acceptance of the Offer at any time during the Initial Offer Period (and in certain other circumstances described below) by written notice or otherwise, in the case of Elan ADSs, in the manner set out in paragraph 4(g) of this Part B. Acceptances of the Offer that are not validly withdrawn during the Initial Offer Period or that are received during the Subsequent Offer Period may not be withdrawn. Elan Stockholders will not have any withdrawal rights during the Subsequent Offer Period, except in certain limited circumstances described below. The Subsequent Offer Period must remain open for at least 14 calendar days but may be extended beyond that time until a further specified date or until further notice.

(c)

Royalty Pharma will only announce that the Acceptance Condition has been satisfied if all other conditions are also satisfied, fulfilled or, to the extent permitted, waived. If Royalty Pharma fails to comply by 3:30 p.m. (Irish time) / 10:30 a.m. (New York City time) on the relevant day (as defined in paragraph 3(a) of this Part B) (or such later time(s) and/or date(s) as the Irish Takeover Panel may agree) with any of the other requirements specified in paragraph 3(a) of this Part B, an accepting Elan Stockholder may (unless the Irish Takeover Panel agrees otherwise) withdraw his acceptance of the Offer by written notice or otherwise in accordance with paragraph 4(g) of this Part B. At least five US Business Days prior to any reduction in the percentage in nominal value of the Maximum Elan Shares Affected required to satisfy the Acceptance Condition, Royalty Pharma will announce that it is reserving its right to so reduce the Acceptance Condition. Any such reduction in the Acceptance Condition will not occur until after the expiration of 20 US Business Days from commencement of this Offer.

(d)

If a “no increase” and/or “no extension” statement is withdrawn in accordance with paragraph 1(e) of this Part B, an Elan Stockholder who accepts the Offer after the date of that statement may withdraw his acceptance by written notice or otherwise in accordance with paragraph 4(g) of this Part B during the period of eight calendar days after the date on which Royalty Pharma despatches the notice of the withdrawal of that statement to Elan Stockholders.

(e)

All questions as to the validity (including time of receipt) of any notice of withdrawal will be determined by Royalty Pharma whose determination (except as required by the Irish Takeover Panel) will be final and binding. None of Royalty Pharma, RP Management, the Financial Advisers, the Irish Receiving Agent, the ADS Tender Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification or for any determination under this paragraph 4.

(f)

In this paragraph 4, “written notice” (including any letter of appointment, direction or authority) means notice in writing signed by the relevant accepting Elan Stockholder(s) (or his/their agent(s) duly appointed in writing and evidence of whose appointment satisfactory to Royalty Pharma is produced with the notice) given by post or by hand only (during normal business hours) to the Irish Receiving Agent at the addresses set out on page 11 of this document or by mail or overnight courier only to the ADS Tender Agent at the addresses set out on page 12 of this document (as the case may be). Facsimile or other electronic transmission or copies will not be sufficient. To be effective, a written notice must be received on a timely basis by the Irish Receiving Agent or the ADS Tender Agent (as the case may be) and must specify the name of the person who has tendered the Elan Shares and/or Elan ADSs, the number of Elan Shares and/or Elan ADSs to be withdrawn and the name of the registered holder of those Elan Shares and/or Elan ADSs, if different from the name of the person whose acceptance is to be withdrawn and in the case of Elan ADSs in certificated form, the additional information set out in paragraph 4(g) of this Part B. A notice which is postmarked in, or otherwise appears to Royalty Pharma or its agents to have been sent from, a Restricted Jurisdiction may not be treated as valid.

(g)

In the case of Elan ADSs registered in the names of tendering holders and not held through the Book-Entry Transfer Facility, if withdrawals are permitted pursuant to paragraphs 4(b), 4(c) or 4(d) of this Part B, a holder may withdraw his prior acceptance of the Offer and request the return of the Elan ADSs previously tendered to the ADS Tender Agent by delivery of a signed notice of withdrawal to the ADS Tender Agent at the applicable address set forth in the Letter of Transmittal. The notice of withdrawal must specify the following: name, address and tax identification number of the person who previously accepted the Offer, the serial numbers shown on the Elan ADRs previously surrendered to the ADS Tender Agent, if any, the number of the Elan ADSs to be withdrawn and the name of the registered holder of the Elan ADSs previously surrendered (if different from the name of the person who previously accepted the Offer). If the Letter of Transmittal by which the Elan ADSs were tendered required a medallion guarantee, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. In the case of Elan ADSs held through the Book-Entry Transfer Facility, if withdrawals are permitted pursuant to paragraphs 4(b), 4(c) or 4(d) of this Part B, a holder may withdraw his prior acceptance of the Offer and request the return of the Elan ADSs previously tendered to the ADS Tender Agent by instructing the applicable broker or other securities intermediary to deliver a notice of withdrawal to the ADS Tender Agent through the Book-Entry Transfer Facility’s procedures. Any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Elan ADSs. Any such withdrawal will be conditional upon the ADS Tender Agent verifying that the withdrawal request is validly made.

(h)

Royalty Pharma reserves the right, subject to the Irish Takeover Rules and applicable US tender offer rules (subject to certain exemptive relief which has been granted in respect of the Offer by the SEC) to suspend with effect from 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on the Initial Closing Date withdrawal rights in respect of acceptances of the Offer while such acceptances are being counted, provided that: (i) at the time withdrawal rights are suspended, all the conditions will have been satisfied, fulfilled or, to the extent permitted, waived (except the Acceptance Condition, which would be subject to verification during such suspension); and (ii) the withdrawal rights will be suspended only until the acceptances of the Offer are counted.

5.	Revised Offer

(a)

Although no revision is contemplated, if Royalty Pharma revises the Offer (in its original or previously revised form(s) and either in its terms and conditions or in the value or nature of the consideration offered or otherwise), the benefit of the revised Offer will, subject to this paragraph 5 and paragraph 7 (Overseas Stockholders) of this Part B, be made available to any Elan Stockholder who has accepted the Offer (in its original or any revised form(s)) and who has not validly withdrawn such acceptance (a “previous acceptor”) if any such revised Offer(s) represents, on the date on which it is announced (on such basis as the Financial Advisers may consider appropriate), an improvement (or no diminution) in the value of the consideration offered compared with the consideration or terms previously offered or in the overall value received and/or retained by a Elan Stockholder. The acceptance by or on behalf of a previous acceptor will, subject as provided in this paragraph 5 and paragraph 7 (Overseas Stockholders) of this Part B be deemed an acceptance of the revised Offer and will constitute the separate appointment of each of Royalty Pharma and any director or executive officer of, or other person authorised by Royalty Pharma as his true and lawful attorney and/or agent with authority (in the attorney’s or agent’s sole discretion):

(i)	to accept the revised Offer on behalf of such previous acceptor;

(ii)

if the revised Offer includes alternative form(s) of consideration, to make elections for and/or accept the alternative form(s) of consideration on his behalf in the proportions the attorney and/or agent in his absolute discretion thinks fit; and

(iii)	to execute on his behalf and in his name all further documents (if any) and to do all things (if any) as may be required to give effect to such acceptances and/or elections.

In making any election and/or acceptance, the attorney and/or agent will take into account the nature of any previous acceptance(s) or election(s) made by or on behalf of the previous acceptor and other facts or matters he may reasonably consider relevant. The attorney and/or agent shall not be liable to any Elan Stockholder or any other person in making such election and/or acceptance or in making any determination in respect thereof. Any such revision will be made in accordance with paragraph 5(e) of this Part B.

(b)

The deemed acceptance and/or election referred to in paragraph 5(a) of this Part B shall not apply, and the power of attorney and the authorities conferred by that paragraph shall not be exercised to the extent that a previous acceptor lodges with the Irish Receiving Agent or the ADS Tender Agent (as the case may be) within 14 calendar days of despatch of the document pursuant to which the revised Offer is made to Elan Stockholders, the relevant acceptance documents in which he validly elects to receive the consideration receivable by him under such revised Offer in some other manner.

(c)

The powers of attorney and authorities conferred by this paragraph 5 and any acceptance of a revised offer and/or any election in relation to it shall be irrevocable unless and until the previous acceptor withdraws his acceptance having been entitled to do so under paragraph 4 (Rights of withdrawal) of this Part B.

(d)	Royalty Pharma, the Irish Receiving Agent and the ADS Tender Agent reserve the right to treat an executed Acceptance Document relating to the Offer (in its original or any previously revised form(s)) which is received (or dated) after the announcement or issue of any revised Offer as a valid acceptance of the revised Offer (and where applicable a valid election for the alternative forms of consideration). That acceptance will constitute an authority in the terms of paragraph 5(a) of this Part B, mutatis mutandis, on behalf of the relevant Elan Stockholder.

(e)

If Royalty Pharma makes a material change in the terms of the Offer or it waives a material condition prior to the end of the Initial Offer Period, Royalty Pharma will make appropriate disclosure and extend the Initial Offer Period to the extent required by Rules 14(d)-4(d), 14(d)-6(c) and 14e-1 under the US Exchange Act (subject to certain exemptive relief which has been granted in respect of the Offer by the SEC). The minimum period of such extension following material changes in its terms, other than a change in the price, will depend on the facts and circumstances then existing, including the materiality of the changes. With respect to a change in price, a minimum of ten US Business Days is generally required to allow for adequate dissemination to Elan Stockholders. Any reduction of the Acceptance Condition will be effected and announced in the manner described in paragraph 2(e) of this Part B.

6.	General

(a)

Except with the consent of the Irish Takeover Panel, the Offer will lapse unless all the conditions relating to the Offer have been satisfied or (if capable of waiver) waived or, where appropriate, have been determined by Royalty Pharma in its reasonable opinion to be and remain satisfied by 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on Day 60 (in the case of all conditions other than the Acceptance Condition) or 5:00 pm (Irish time) / 12:00 noon (New York City time) on Day 60 (in the case of the Acceptance Condition) or such later time(s) and/or date(s) as Royalty Pharma, with the consent of the Irish Takeover Panel and in accordance with the US tender offer rules, may decide.

(b)	If the Offer lapses or is withdrawn for any reason:

(i)	it will not be capable of further acceptance;

(ii)

accepting Elan Stockholders and Royalty Pharma will cease to be bound by: (A) in the case of Elan Shares, Forms of Acceptance submitted; and (B) in the case of Elan ADSs, the applicable Letter of Transmittal submitted, in each case before the time the Offer lapses;

(iii)

in the case of Elan Shares held in certificated form, completed Forms of Acceptance, the relevant share certificate(s) and/or other document(s) of title will be returned by post (or such other method as may be approved by the Irish Takeover Panel) within 14 days of the Offer lapsing or being withdrawn, at the risk of the Elan Stockholder in question, to the person or agent whose name and address (outside a Restricted Jurisdiction) is set out in the relevant box in the Form of Acceptance or, if none is set out, to the first named holder at his or her registered address (outside of a Restricted Jurisdiction);

(iv)

in the case of Elan Shares held in uncertificated form, the Irish Receiving Agent will, immediately after the lapsing or withdrawal of the Offer (or within such longer period, not exceeding 14 days after the Offer has lapsed or been withdrawn, as the Irish Takeover Panel may approve) give TFE instructions to Euroclear to transfer all relevant Elan Shares held in escrow balances and in relation to which it is the escrow agent for the purposes of the Offer to the original available balances of the holders of the Elan Shares concerned;

(v)

in the case of Elan ADSs registered in the name of tendering holders and not held through the Book-Entry Transfer Facility, completed Letters of Transmittal and the relevant Elan ADRs, if any, will be returned by post (or such other method as may be approved by the Irish Takeover Panel) within 14 days of the Offer lapsing or being withdrawn, at the risk of the Elan Stockholder in question, to the person or agent whose name and address (outside a Restricted Jurisdiction) is set out in the relevant box in the Letter of Transmittal or, if none is set out, to the first named holder at his or her registered address (outside of a Restricted Jurisdiction); and

(vi)

in the case of Elan ADSs held through the Book-Entry Transfer Facility, the ADS Tender Agent will, as soon as practicable after the Offer lapses (or within such longer period as the Irish Takeover Panel may permit, not exceeding 14 calendar days of the Offer lapsing), credit such Elan ADSs delivered by book-entry transfer into the ADS Tender Agent’s account at the Book-Entry Transfer Facility to the original accounts at the Book-Entry Transfer Facility from which they were tendered.

(c)	Except with the consent of the Irish Takeover Panel:

(i)

subject to paragraph 1(e) of Part C of this Appendix I, settlement of the consideration to which any Elan Stockholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which Royalty Pharma may otherwise be, or claim to be, entitled against that Elan Stockholder;

(ii)

settlement of the consideration to which any holder of Elan Shares is entitled will be effected in the manner described in paragraph 16 (Settlement) of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in this document not later than 14 calendar days after the Unconditional Date or within 14 calendar days of the date of receipt of a valid and complete acceptance, whichever is the later; and

(iii)

settlement of the consideration to which any Elan ADS holder is entitled will be effected in the manner prescribed in paragraph 16 (Settlement) of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in this document not later than 14 calendar days after the Unconditional Date or within 14 calendar days of the date of receipt of a valid and complete acceptance, whichever is the later.

Subject to paragraph 7 (Overseas Stockholders) of this Part B, Royalty Pharma reserves the right not to send any consideration to an address in a Restricted Jurisdiction.

(d)

The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Acceptance Documents constitute part of the terms of the Offer. Words and expressions defined in this document have the same meaning when used in the Acceptance Documents unless the context requires otherwise. The provisions of this Appendix I shall be deemed to be incorporated and form part of the Acceptance Documents.

(e)

If the Offer is extended beyond 31 May 2013, a reference in this document and in the Acceptance Documents to 31 May 2013 will (except where the context requires otherwise) be deemed to refer to the date to which the Offer is so extended.

(f)

The Offer is made in respect of all Elan Shares Affected. Any omission or failure to send this document, the Acceptance Documents or any other document relating to the Offer and/or notice required to be sent under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is, or should be, made shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person. Subject to the provisions of paragraph 7 (Overseas Stockholders) of Part B of this Appendix I, the Offer is made to any Elan Stockholder to whom this document and the Acceptance Documents may not be sent or by whom such documents may not be received, and these persons may collect these documents from, Capita Registrars (Ireland) Limited, the Irish Receiving Agent at 2 Grand Canal

Square, Dublin 2, Ireland or MacKenzie Partners, Inc., the US Information Agent at 105 Madison Avenue, New York, New York 10016, United States of America.

(g)

If the Offer becomes unconditional and sufficient acceptances have been received, Royalty Pharma intends to apply the provisions of Regulation 23 of the Irish Takeover Regulations to acquire compulsorily any outstanding Elan Shares (including those represented by Elan ADSs) not acquired or agreed to be acquired by it pursuant to the Offer or otherwise. As soon as it is appropriate and possible to do so, and subject to the Offer becoming unconditional, Royalty Pharma intends to cause Elan to apply for the cancellation of the listing and trading of the Elan Shares on the Irish Stock Exchange and of the Elan ADSs on the NYSE. Royalty Pharma anticipates that, subject to any applicable requirements of the Irish Stock Exchange or the NYSE, cancellation of the listing and trading of the Elan Shares on the Irish Stock Exchange and of the Elan ADSs on the NYSE will take effect no earlier than 20 Business Days after either: (i) the date on which Royalty Pharma has, by virtue of shareholdings and valid acceptances of the Offer, acquired or unconditionally agreed to acquire issued share capital carrying 75% of the voting rights of Elan in circumstances where the Offer has become unconditional; or (ii) the first date of issue of compulsory acquisition notices under Regulation 23 of the Irish Takeover Regulations, as applicable.

(h)

All powers of attorney, appointments of agents and authorities on the terms conferred by or referred to in this Appendix I or in the Acceptance Documents are given by way of security for the performance of the obligations of accepting Elan Stockholders and are irrevocable, except in the circumstances where the donor of the power of attorney, appointment or authority validly withdraws his acceptance in accordance with paragraph 4 (Rights of withdrawal) of this Part B.

(i)

No acknowledgement of receipt of any Acceptance Document, transfer by means of CREST or through the Book-Entry Transfer Facility, communication, notice, share certificate(s) or document(s) of title will be given by or on behalf of Royalty Pharma. All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from Elan Stockholders (or their designated agents) will be delivered by or sent to or from them (or their designated agent(s)) at their own risk.

(j)	Royalty Pharma reserves the right to notify any matter, including the making of the Offer to an Elan Stockholder:

(i)	with a registered address outside Ireland, the United Kingdom or the United States; or

(ii)

whom Royalty Pharma knows to be a custodian, trustee or nominee holding Elan Shares for persons who are citizens, residents or nationals of jurisdictions outside Ireland, the United Kingdom or the United States, by announcement or by paid advertisement in a newspaper or newspapers published and circulated in Ireland and the United States. The notice will be deemed to have been sufficiently given, despite any failure by an Elan Stockholder to receive or see that notice. A reference to a notice or the provision of information in writing by or on behalf of Royalty Pharma is to be construed accordingly.

(k)

Subject to paragraph 7 (Overseas Stockholders) of this Part B, the Offer is made on 2 May 2013 and is capable of acceptance therefrom. Copies of this document, the relevant Acceptance Documents and any related documents may be collected from the Irish Receiving Agent or the US Information Agent at the addresses specified in paragraph 6(f) of this Part B. The Offer is being made by means of this document and by means of summary advertisements to be inserted in The New York Times, The Irish Examiner and The Irish Independent on 2 May 2013.

(l)	The Offer is governed by the laws of Ireland and is subject to the jurisdiction of the courts of Ireland and the United States.

(m)

The Elan Shares (including Elan Shares represented by Elan ADSs) will be acquired pursuant to the Offer fully paid and free from all Encumbrances and together with all rights now or hereafter attaching thereto including without limitation voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid, or any other return of capital (whether by reduction of share capital or share premium account or otherwise) made on or after the date of the Firm Announcement. Accordingly Royalty Pharma reserves the right to reduce (subject to the consent of the Irish Takeover Panel, if required, and in accordance with the US tender offer rules (subject to certain exemptive relief which has been granted in respect of the Offer by the SEC)) the consideration, through an appropriate mechanism, in the event that any such dividends or distributions are declared.

(n)

All references in this Appendix I to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

(o)	Any references in this Appendix I to the return or despatch of documents by post shall extend to the return or despatch by such other method as the Irish Takeover Panel may approve.

(p)

If the Irish Takeover Panel requires Royalty Pharma to make an Offer for Elan Shares under the provisions of Rule 9 of the Irish Takeover Rules, Royalty Pharma may make such alterations to the conditions of the Offer, including the Acceptance Condition, as are necessary to comply with the provisions of that Rule.

(q)

In relation to any acceptances of the Offer in respect of a holding of Elan Shares which are in uncertificated form, Royalty Pharma reserves the right to make such alterations, additions or modifications to the terms of the Offer as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the Irish Takeover Rules or are otherwise made with the consent of the Irish Takeover Panel.

7.	Overseas Stockholders

(a)

The making or acceptance of the Offer in, or to or by persons resident in or nationals or citizens of jurisdictions outside Ireland, the United Kingdom and the United States, or to persons who are, or were, custodians, nominees or trustees of, citizens, residents or nationals of such jurisdictions (“overseas persons”) may be prohibited or affected by the laws of the relevant jurisdiction. Such persons should inform themselves about and observe any applicable legal requirements. It is the responsibility of any overseas persons wishing to accept the Offer to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer, or other taxes due in such jurisdiction. Each overseas person will be responsible for any such issue, transfer or other taxes and duties due in any overseas jurisdiction in respect of his acceptance of the Offer by whomsoever they are payable and shall indemnify and hold harmless RP Management, Royalty Pharma, the Financial Advisers, the Irish Receiving Agent, the ADS Tender Agent and all persons acting on behalf of any of them in respect of such issue, transfer or other taxes and duties which they or their agents may be required to pay.

(b)	The Offer is not being made, directly or indirectly, in or into or by the use of mails, or by any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce, or of any facility of a national securities exchange, of any Restricted Jurisdiction and, subject to certain exceptions, the Offer cannot be accepted by any such use, means, instrumentality or facility or from within any Restricted Jurisdiction. Accordingly, copies of this document, the Acceptance Documents and any other accompanying documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent, into or from any Restricted Jurisdiction and persons receiving this document, the Acceptance Documents and any other accompanying documents (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from any Restricted Jurisdictions, as doing so may invalidate any purported acceptance of the Offer.

(c)

Envelopes containing Acceptance Documents, evidence of title or other documents relating to the Offer should not be postmarked in any Restricted Jurisdiction or otherwise sent from any Restricted Jurisdiction and all acceptors must provide addresses outside any such jurisdiction for the receipt of the consideration to which they are entitled under the Offer or for the return of the relevant Elan share certificates, Elan ADRs and/or other documents of title in relation to their Elan Stock.

(d)	An Elan Stockholder will, subject to paragraphs 7(e) and 7(h) of this Part B, be deemed not to have validly accepted the Offer if:

(i)

such party puts “NO” in Box 4 of the Form of Acceptance and thereby does not give the representation and warranty set out in paragraph 1(c) of Part E of this Appendix I to the effect that such party has not received or sent copies or originals of this document, the relevant Acceptance Document or any related offering documents in, into or from a Restricted Jurisdiction and has not otherwise utilised in connection with the Offer, directly or indirectly, the use of mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or email) of interstate or foreign commerce of, or any facility of a national securities exchange of any such Restricted Jurisdiction;

(ii)

if the registered address in Box 2 of the Form of Acceptance is an address in a Restricted Jurisdiction or the registered address, as modified, if applicable, in the box entitled “Description of Elan ADSs Tendered  ” in the Letter of Transmittal is in a Restricted Jurisdiction and such party does not insert in Box 5 of the Form of Acceptance or in box entitled “Special Payment Instructions” in the Letter of Transmittal the name and address of a person or agent outside a Restricted Jurisdiction to whom such party wishes the consideration to which such party is entitled under the Offer to be sent;

(iii)

such party inserts in Box 5 of the Form of Acceptance or in the box entitled “Special Payment Instructions” in the Letter of Transmittal the name and address of a person or agent in a Restricted Jurisdiction to whom such party wishes the consideration to which such party is entitled under the Offer to be sent; or

(iv)

in any case, the Acceptance Document received from such party is received in an envelope postmarked in, or which otherwise appears to Royalty Pharma or its agents to have been sent from, or otherwise evidences use of any means or instrumentality of interstate or foreign commerce of a Restricted Jurisdiction.

(e)

Royalty Pharma reserves the right, in its sole discretion, to investigate, in relation to any acceptance whether the representation and warranty set out in paragraph 1(c) of Part E of this Appendix I or paragraph 2(e) of Part C of this Appendix I could have been truthfully given by the relevant Elan Stockholder and, if such investigation is made and, as a result, Royalty Pharma cannot satisfy itself that such representation and warranty was true and correct, such acceptance shall not, subject to paragraph 7(h) of this Part B, below, be valid.

(f)

If, in connection with the making of the Offer, notwithstanding the restrictions described above, any person (including without limitation, custodians, nominees or trustees), whether pursuant to a contractual or legal obligation or otherwise, sends, forwards or otherwise distributes this document, the relevant Acceptance Document or any related offering documents, in, into or from a Restricted Jurisdiction or uses the mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or email) of interstate or foreign commerce of, or any facility of a national securities exchange of a Restricted Jurisdiction in connection with such action, such person should:

(i)	inform the recipient of such fact;

(ii)	explain to the recipient that such action may invalidate any purported acceptance by the recipient; and

(iii)	draw the attention of the recipient to this paragraph 7.

(g)

Notwithstanding the restrictions described above, Royalty Pharma will retain the right to permit the Offer to be accepted if, in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restriction in question.

(h)

Notwithstanding the foregoing, the provisions of this paragraph 7 and/or any other terms of the Offer relating to overseas security holders may be waived, varied or modified as regards specific Elan Stockholders or on a general basis by Royalty Pharma in its absolute discretion. In particular, notwithstanding the provisions of this paragraph 7, Royalty Pharma reserves the right, in its absolute discretion, to treat as valid acceptances received from persons who are unable to give the representation and warranty set out in paragraph 1(c) of Part E of this Appendix I or paragraph 2(c) of Part C of this Appendix I, as the case may be.

(i)

References in this paragraph 7 to an Elan Stockholder include references to the person or persons executing Acceptance Documents and, in the event of more than one person executing the Acceptance Documents, the provisions of this paragraph 7 shall apply to them jointly and severally. Subject as aforesaid the provisions of this paragraph 7 supersede any terms of the Offer which are inconsistent herewith. Royalty Pharma reserves the right to treat any acceptance of the Offer as invalid where such acceptance would, in the opinion of Royalty Pharma, constitute or cause a breach of the laws of the relevant jurisdiction.

(j)

None of Royalty Pharma, RP Management the Financial Advisers, the Irish Receiving Agent, the ADS Tender Agent or any director, officer, agent or other person acting on behalf of any of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer on any of the bases set out above or otherwise in connection therewith.

Overseas Stockholders should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt as to your position, you should consult your professional adviser in the relevant territory.

Part C: Procedure for acceptance of the Offer for holders of Elan ADSs

1.	Acceptance of the Offer

If you are a holder of Elan ADSs, you will have also received a Letter of Transmittal in connection with the Offer. This Part C should be read together with the instructions on the Letter of Transmittal. The provisions of this Part C shall be deemed to be incorporated in, and form a part of, the Letter of Transmittal. The instructions printed on the Letter of Transmittal shall be deemed to form part of the terms of the Offer.

(a)	Elan ADSs in certificated form represented by Elan ADRs not held through the Book-Entry Transfer Facility

If you are a registered holder of Elan ADSs in certificated form (that is, you hold an Elan ADR):

(i)

To accept the Offer, you should complete, sign and send the Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, together with your Elan ADRs and any other documents required by the Letter of Transmittal, to the ADS Tender Agent (a) by registered, certified or express mail at BNY Mellon, Voluntary Corporate Actions, P.O. Box 43031, Providence, Rhode Island 02940-3031, United States of America, or (b) by overnight courier at BNY Mellon, Voluntary Corporate Actions, 250 Royal Street, Canton, Massachusetts 02021, United States of America, as soon as possible. The ADS Tender Agent must receive these documents by 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013 (or such later time(s) and/or date(s) to which the Offer may be extended). Further details on the procedures for acceptance, including representations and warranties you are making by accepting the Offer are set out in the Letter of Transmittal and in paragraph 2 (Other requirements) of this Part C. The processing office of the ADS Tender Agent will not be open overnight. Therefore, all physical deliveries of documents required to tender Elan ADSs must be completed prior to the close of business on the US Business Day prior to the Initial Closing Date.

(ii)

In general, signatures on letters of transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Association Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program (an “Eligible Institution”). However, no signature guarantee is required on the Letter of Transmittal if: (A) the Letter of Transmittal is signed by the registered holder(s) of the Elan ADSs evidenced by Elan ADRs in respect of which the Offer is being accepted and such holder(s) has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or (B) the Offer is being accepted in respect of such Elan ADSs for the account of an Eligible Institution.

(iii)

If the Elan ADSs are registered in the name of a person other than the person who signs the Letter of Transmittal, then the tendered Elan ADRs must be endorsed or accompanied by appropriate stock powers, signed exactly as the name of the registered holder or holders appear(s) on the Elan ADRs evidencing such Elan ADSs, with the signatures on such Elan ADRs or stock powers to be guaranteed as described above.

(iv)

If you wish to tender fewer than all of the Elan ADSs evidenced by Elan ADRs delivered to the ADS Tender Agent, you must indicate this in the Letter of Transmittal by completing the box entitled “Description of Elan ADSs Tendered”. In such case, except as otherwise provided in the Letter of Transmittal, a new Elan ADR for the untendered Elan ADSs will be sent to you, unless otherwise provided in the appropriate box entitled “Special Delivery Instructions” on the Letter of Transmittal, as promptly as practicable following the date on which the Offer becomes or is declared unconditional in all respects. All Elan ADSs delivered to the ADS Tender Agent will be deemed to have been tendered unless otherwise indicated.

(v)

If any Elan ADR evidencing Elan ADSs has been lost, destroyed or stolen you should contact the ADS Depositary at (877) 248-4237, or, from outside the United States at (212) 816-6690, to obtain the proper paperwork required in order to replace your Elan ADR.

(b)	Elan ADSs held through a broker or other securities intermediary in book-entry form through the Book-Entry Transfer Facility

If you hold your Elan ADSs through a broker or other securities intermediary in book-entry form through the Book-Entry Transfer Facility (that is, you hold your Elan ADSs in a brokerage or custodian account and through a clearing system):

(i)

If you hold your Elan ADSs through a broker or other securities intermediary, you should follow the instructions sent to you by that securities intermediary. To accept the Offer, your securities intermediary should deliver your Elan ADSs by book-entry transfer made to the account maintained by the ADS Tender Agent at the Book-Entry Transfer Facility, and deliver an Agent’s Message. These steps should be completed by 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013 (or such later time(s) and/or date(s) to which the Offer may be extended). The Book-Entry Transfer Facility will cease processing tenders of Elan ADSs at its close of business on the US Business Day prior to the Initial Closing Date. In addition, each participant in the Book-Entry Transfer Facility and other securities intermediary will establish its own cut-off date and time to receive instructions to tender Elan ADSs in the Offer, which will be earlier than the Initial Closing Date. You should contact the broker or other securities intermediary through which you hold Elan ADSs to determine the cut-off date and time applicable to you.

(ii)

The ADS Tender Agent has established an account at the Book-Entry Transfer Facility with respect to Elan ADSs for the purposes of the Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Elan ADSs by causing the Book-Entry Transfer Facility to transfer such Elan ADSs into the ADS Tender Agent’s account at the Book-Entry Transfer Facility’s Automated Tender Offer Program (“ATOP”) in accordance with applicable ATOP procedures for the transfer. An “Agent’s Message” delivered in lieu of the Letter of Transmittal is a message transmitted by the Book-Entry Transfer Facility to, and received by, the ADS Tender Agent as part of a confirmation of a book-entry transfer. The message states that the Book-Entry Transfer Facility has received an express acknowledgement from the Book-Entry Transfer Facility participant tendering the Elan ADSs that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and the Offer. Further details on the procedures for acceptance, including representations and warranties you are making by accepting the Offer are set out in the Letter of Transmittal and in paragraph 2 of this Part C.

(c)	Elan ADSs held through direct registration on the books and records of the ADS Depositary

If you are a registered holder of Elan ADSs through direct registration on the books and records of the ADS Depositary (that is, you hold your Elan ADSs in uncertificated form in an ADS holder account at the ADS Depositary), including holdings in the Elan International Direct Investment Plan:

(i)

To accept the Offer, you should complete, sign and send the Letter of Transmittal (or a manually signed facsimile thereof), indicating in the box entitled “Description of Elan ADSs Tendered” the number of Elan ADSs you wish to tender or indicate “all”, with any required signature guarantees and any other documents required by the Letter of

Transmittal, to the ADS Tender Agent (a) by registered, certified or express mail at BNY Mellon, Voluntary Corporate Actions, P.O. Box 43031, Providence, Rhode Island 02940-3031, United States of America, or (b) by overnight courier at BNY Mellon, Voluntary Corporate Actions, 250 Royal Street, Canton, Massachusetts 02021, United States of America as soon as possible. The ADS Tender Agent must receive these documents by 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013 (or such later time(s) and/or date(s) to which the Offer may be extended). Further details on the procedures for acceptance, including representations and warranties you are making by accepting the Offer are set out in the Letter of Transmittal and in paragraph 2 (Other requirements) of Part C of this Appendix I. The processing office of the ADS Tender Agent will not be open overnight. Therefore, all physical deliveries of documents required to tender Elan ADSs must be completed prior to the close of business on the US Business Day prior to the Initial Closing Date.

(ii)

In general, signatures on letters of transmittal must be guaranteed by an Eligible Institution. However, no signature guarantee is required on the Letter of Transmittal if: (A) the Letter of Transmittal is signed by the registered holder(s) of the Elan ADSs in respect of which the Offer is being accepted and such holder(s) has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or (B) the Offer is being accepted in respect of such Elan ADSs for the account of an Eligible Institution.

(iii)

If the Elan ADSs are registered in the name of a person other than the person who signs the Letter of Transmittal, then a proper instruction to register a transfer of the Elan ADSs to the name of the person signing the Letter of Transmittal must be provided, signed exactly as the name of the registered holder or holders appear(s) on the ADS Depositary’s register, with the signatures on instruction to be guaranteed as described above.

(iv)	If you wish to tender fewer than all of the Elan ADSs registered to you, you must indicate this in the Letter of Transmittal by completing the box entitled “Description of Elan ADSs Tendered”.

(d)	Effects of tendering Elan ADSs

(i)

The method of delivery of Elan ADSs evidenced by Elan ADRs and all other required documents is at the option and risk of the tendering holder of Elan ADSs. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. Overnight courier is also recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

(ii)

No alternative, conditional or contingent acceptance will be accepted and no fractional Elan ADSs will be purchased. All accepting holders of Elan ADSs, by execution of the Letter of Transmittal (or a manually signed facsimile thereof) (or, in the case of a book-entry transfer, an Agent’s Message), waive any right to receive any notice of the acceptance of their Elan ADSs for payment.

(iii)

The Offer in respect of Elan ADSs shall be deemed (without any further action by the ADS Depositary or the ADS Tender Agent) accepted upon delivery of the Letter of Transmittal (or a manually signed facsimile thereof), Elan ADRs evidencing tendered Elan ADSs, if any, and any other required documents to the ADS Tender Agent, or, in the case of a book-entry holder, book-entry transfer of Elan ADSs to the account maintained by the ADS Tender Agent at the Book-Entry Transfer Facility and delivery of an Agent’s Message. The acceptance of the Offer by a tendering holder of Elan ADSs pursuant to the procedures described above, subject to the withdrawal rights described in Part B of Appendix I, will constitute a binding agreement between the tendering holder of Elan ADSs and Royalty Pharma upon the terms and subject to the conditions of the Offer. Accordingly, references in this document and in the Letter of

Transmittal to a tender of Elan ADSs shall be construed to mean acceptance of the Offer in respect of the Elan Shares underlying such Elan ADSs upon the terms and subject to the conditions of the Offer. If acceptance has been made in respect of the Elan ADSs, then a separate acceptance in respect of the Elan Shares represented by such Elan ADSs may not be made.

(e)	Surrender of Elan ADSs

If you tender your Elan ADSs in the Offer, and the Offer becomes or is declared unconditional, the ADS Tender Agent, as your representative, will, upon the request of Royalty Pharma, surrender the tendered and accepted Elan ADSs to the ADS Depositary and instruct the ADS Depositary on your behalf to withdraw the Elan Shares represented by your tendered Elan ADSs and to deliver these Elan Shares to or as instructed by Royalty Pharma.

(e)	No guaranteed delivery

There will be no guaranteed delivery procedure in the Offer. That means if you settle a trade to acquire Elan ADSs after the Offer closes, you will not be able to tender those Elan ADSs.

(f)	Additional information

If you are in any doubt as to the procedure for acceptance or if you require additional Letters of Transmittal, please call the US Information Agent toll-free at (800) 322-2885, or, from outside the United States at (212) 929-5500. Please note that, for legal reasons, the US Information Agent will be unable to give advice on the merits of the offer or to provide legal, financial or taxation advice on the contents of this document.

2.  Other requirements

Without prejudice to the terms of the Letter of Transmittal and the provisions of Parts A and B of this Appendix I, by executing the Letter of Transmittal or delivering an Agent’s Message to the ADS Tender Agent:

(a)

upon, and subject to, the conditions to and terms of the Offer, and effective on the Offer becoming unconditional (at which time Royalty Pharma will give notice thereof to the ADS Tender Agent), and if the tendering holder of Elan ADSs has not validly withdrawn his acceptance:

(i)

such tendering holder of Elan ADSs sells, assigns and transfers to, or upon the order of, Royalty Pharma all right, title and interest in and to all Elan ADSs (including all right, title and interest of the tendering holder in any Elan Shares represented by such Elan ADSs) with respect to which the Offer is accepted; and

(ii)

such tendering holder of Elan ADSs irrevocably constitutes and appoints each of Royalty Pharma and any director or executive officer of, or other person authorised by Royalty Pharma as his true and lawful attorney and/agent and with his authority with respect to such Elan ADSs, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to, in the attorney’s or agent’s sole discretion:

(A)

have the Elan ADSs re-registered in the name of or as instructed by Royalty Pharma or, if tender is by book-entry transfer, transfer the Elan ADSs to an account at the Book-Entry Transfer Facility designated by Royalty Pharma;

(B)	surrender, for the benefit of or upon the order of Royalty Pharma, such ADSs for withdrawal of the underlying Elan Shares represented by such ADSs;

(C)	instruct the ADS Depositary to transfer the Elan Shares represented by such Elan ADSs to an account or accounts designated by Royalty Pharma;

(D)

instruct the ADS Depositary to execute and deliver to the Irish Receiving Agent, a Form of Acceptance or transfer in respect of the Elan Shares represented by such Elan ADSs and to present Elan Shares represented by such Elan ADSs for transfer on the books of Elan to Royalty Pharma;

(E)

take such other actions and execute such documents as Royalty Pharma may reasonably deem necessary or desirable to give effect to such tendering holder’s acceptance of the Offer in respect of such Elan ADSs or Elan Shares represented by such ADSs; and/or

(F)	receive all benefits and otherwise exercise all rights of beneficial ownership of such Elan ADSs or Elan Shares represented by such Elan ADSs;

(b)	the tendering holder of Elan ADSs agrees that, effective from and after the date of such execution or, if later, the date on which the Offer has become or has been declared unconditional:

(i)

Royalty Pharma and any director or executive officer of, or person authorised by Royalty Pharma shall be entitled to direct the exercise of any votes attaching to Elan Shares represented by any Accepted ADSs and any other rights and privileges attaching to such Elan Shares, including any right to requisition a general meeting of Elan or of any class of its securities;

(ii)

such holder is granting the authority to Royalty Pharma or any director or executive officer of, or other person authorised by, Royalty Pharma, within the terms of paragraph 5 (Revised Offer) of Part B of this Appendix I;

(iii)

the execution of the Letter of Transmittal by a holder of Elan ADSs (together with any signature guarantees) and its delivery to the ADS Tender Agent, or, in the case of Elan ADSs in book-entry form, book-entry transfer of Elan ADSs to the account maintained by the ADS Tender Agent at the Book-Entry Transfer Facility and delivery of an Agent’s Message, shall constitute in respect of Accepted ADSs:

(A)

an authority to Elan, the ADS Depositary, the ADS Custodian and/or their respective agents from the holder of Accepted ADSs to send any notice, circular, warrant, document or other communications that may be required to be sent to him as a holder of Elan ADSs to Royalty Pharma at its registered office;

(B)

an authority to Royalty Pharma and any director or executive officer of, or other person authorised by Royalty Pharma to sign any consent to short notice of a general meeting or separate class meeting on behalf of the holder of Accepted ADSs and/or to execute a form of proxy in respect of the Accepted ADSs appointing any person nominated by Royalty Pharma to attend general meetings and separate class meetings of Elan or any adjournment thereof and to exercise the votes attaching to Elan Shares represented by such Accepted ADSs on his behalf;

(C)

the agreement of the tendering holder of Accepted ADSs not to exercise any such rights without the consent of Royalty Pharma and the irrevocable undertaking of such tendering holder of Accepted ADSs not to appoint a proxy for or to attend any such general meetings or separate class meetings; and

(iv)

in the case of Elan ADSs in book-entry form, the creation of a DTC payment obligation in favour of his payment bank in accordance with DTC payment arrangements shall discharge in full any obligation of Royalty Pharma to pay him the cash portion of the purchase price to which he is entitled pursuant to the Offer;

(c)	the tendering holder of ADSs irrevocably acknowledges that payment by Royalty Pharma for such holder’s Elan ADSs shall constitute payment for the Elan Shares represented by such

Elan ADSs and that none of such holder, the ADS Depositary or the ADS Custodian or any other person shall be entitled to receive any consideration under the Offer in connection with the execution and delivery of a Form of Acceptance with respect to the Elan Shares represented by such Elan ADSs;

(d)

the tendering holder of Elan ADSs represents and warrants that the tendering holder of Accepted ADSs has the full power and authority to accept the Offer and to tender, sell, assign and transfer such holder’s Elan ADSs tendered in the Offer and that Royalty Pharma will acquire good title thereto, free from all Encumbrances, rights of pre-emption, other third party rights and other interests of any nature whatsoever and together with all rights attaching thereto on or after the date of the Firm Announcement including, without limitation, voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid, or any other return of capital (whether by reduction of share capital or share premium account or otherwise) made, on or after that date with respect to Elan Shares represented by Elan ADSs. The tendering holder of Accepted ADSs will, upon request, execute any additional documents and take all other such necessary actions as deemed by the ADS Tender Agent or Royalty Pharma to be necessary or desirable to complete the sale, assignment and transfer of Elan ADSs in respect of which the Offer is being accepted and, for the avoidance of doubt, to perfect any of the authorities expressed to be given hereunder and/or secure the full benefit of the authorities and powers of attorney expressed to be granted by the Letter of Transmittal or this Appendix I;

(e)	the tendering holder of Elan ADSs represents and warrants to Royalty Pharma and the ADS Tender Agent that such tendering holder of Accepted ADSs:

(i)	has not received or sent copies or originals of the Offer Document or the Letter of Transmittal or any related offering documentation in, into or from any Restricted Jurisdiction;

(ii)

has not used in connection with the Offer or the execution or delivery of the Letter of Transmittal, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, email, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of any Restricted Jurisdiction;

(iii)	is accepting the Offer from outside a Restricted Jurisdiction; and

(iv)

is not an agent or fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given all instructions with respect to the Offer from outside a Restricted Jurisdiction; and

(f)	the tendering holder of Elan ADSs agrees that, if any provisions of this Appendix I shall be unenforceable or invalid or shall not operate so as to afford Royalty Pharma, the ADS Tender Agent and/or any director, executive officer, agent or other person authorised by Royalty Pharma the benefit of any authority expressed to be given therein, he shall, with all practicable speed, do all such acts and things and execute all such documents and give all such assurances that may be required or desirable to enable Royalty Pharma, the ADS Tender Agent and/or any director, executive officer, agent or any other person authorised by Royalty Pharma to secure the full benefit of this Appendix I.

Part D: Procedure for acceptance of the Offer for holders of Elan Shares

1.	Acceptance of the Offer

If you are a holder of Elan Shares, you will have also received a Form of Acceptance for use in connection with the Offer. This Part D should be read together with Part E of Appendix I and the instructions and notes set out in the Form of Acceptance. The provisions of this Part D and Part E shall be deemed to be incorporated in, and form a part of, the Form of Acceptance. The instructions and notes printed on the Form of Acceptance shall be deemed to form part of the terms of the Offer.

To accept the Offer, you must complete the Form of Acceptance in accordance with the instructions set out below and on the Form of Acceptance. The Form of Acceptance should be returned as soon as possible and must be received by the Irish Receiving Agent at the address listed in the Form of Acceptance by 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013 (or such later time(s) and/or date(s) to which the Offer may be extended).

(a)	Completion of Form of Acceptance

You should note that, if you hold Elan Shares in both certificated and uncertificated form (that is to say, in CREST), you should complete a separate Form of Acceptance for each holding. In addition, you should complete a separate Form of Acceptance for Elan Shares held in uncertificated form but under different member account IDs and a separate Form of Acceptance for Elan Shares held in certificated form but under different designations. If you require additional Forms of Acceptance please contact Capita Registrars (Ireland) Limited at +353 1 553 0090.

(i)	To accept the Offer in respect of all of your Elan Shares

To accept the Offer in respect of all of your Elan Shares, you must complete Boxes 1 and 3 and, where appropriate, Boxes 4 and/or 5 (and, if your Elan Shares are in CREST, Box 6), in each case on page 3 of the Form of Acceptance.

(ii)	To accept the Offer in respect of less than all of your Elan Shares

To accept the Offer in respect of less than all of your Elan Shares, you must insert in Box 1 on the Form of Acceptance such lesser number of Elan Shares in respect of which you wish to accept the Offer in accordance with the instructions printed thereon. You should then follow the procedure set out in paragraph (i) above in respect of such lesser number of Elan Shares. If you do not insert a number in Box 1 but you otherwise follow the procedure set out in paragraph (i) above, your acceptance will be deemed to be in respect of all of the Elan Shares held by you.

If you have any questions as to how to complete the Form of Acceptance, or you have lost your share certificates and/or other documents of title and require guidance, please contact Capita Registrars (Ireland) Limited (if calling from anywhere other than the United States) at +353 1 553 0090 or MacKenzie Partners, Inc. (if calling from within the United States) at (800) 322-2885.

(b)	Return of Form of Acceptance

(i)

To accept the Offer, the Form of Acceptance must be completed and returned (whether or not your Elan Shares are held in CREST) by post or (during normal business hours only) by hand to the Irish Receiving Agent at the relevant address set out on page 11 of this document, as soon as possible and, in any event, so as to be received by no later than 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013 (or such later time(s) and/or date(s) to which the Offer may be extended). The completed Form of Acceptance should be accompanied, if your Elan Shares are in certificated form, by the share certificate(s) for your Elan Shares and/or other documents of title. A reply-paid envelope is enclosed for your convenience. No acknowledgement of receipt of documents will be given by or on behalf of Royalty Pharma. All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from any Elan Stockholder will be delivered by or sent to or from him (or his designated agents) at his own risk.

(ii)

The availability of the Offer to persons not resident in Ireland, the United Kingdom or the United States may be affected by the laws of the relevant jurisdiction. Persons who are not resident in Ireland should obtain advice and observe any applicable requirements. The Offer is not being made, directly or indirectly, in or into any Restricted Jurisdiction or by use of the mail in whatever form, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce, or of any facility of a national securities exchange, of a Restricted Jurisdiction and the Offer should not be accepted by any such use, means, instrumentality or facility, or from within a Restricted Jurisdiction and persons receiving such documents (including, without limitation, custodians, nominees and trustees) must not distribute, forward, mail or transmit or send them in, into or from a Restricted Jurisdiction. Doing so may render invalid any purported acceptance of the Offer by persons in any such jurisdictions.

(c)	Share certificates not readily available or lost

If your Elan Shares are in certificated form, a completed and signed Form of Acceptance should be accompanied by the relevant share certificate(s) and/or other document(s) of title. If for any reason the relevant share certificate(s) and/or the other document(s) of title is/are lost or not readily available, you should nevertheless complete, sign and return the Form(s) of Acceptance in the manner set out in paragraphs 1(a) and 1(b) of this Part D, above, so as to be received by the Irish Receiving Agent, by no later than 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013 (or such later time(s) and/or date(s) to which the Offer may be extended) together with any share certificate(s) and/or other document(s) of title which you may have available and a letter stating that the balance will follow or that you have lost one or more of your share certificate(s) and/or other document(s) of title, as the case may be. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as possible. No acknowledgement of receipt of documents will be given. If you have lost your share certificate(s) and/or other document(s) of title, you should contact the registrar of Elan (Computershare Investor Services Ireland Limited) for a letter of indemnity for lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned by post or (during normal business hours only) by hand, to the Irish Receiving Agent in the manner set out in paragraph 1(b) of this Part, above. If your share certificate(s) are not in your name, you should send by post or (during normal business hours only) by hand to the Irish Receiving Agent such other documents as establish your right to become the registered holder of the relevant Elan Shares.

(d)	Additional procedures for Elan Shares in uncertificated form (that is, in CREST)

(i)

If your Elan Shares are in uncertificated form, you should insert in Box 6 of the enclosed Form of Acceptance the participant ID and member account ID under which such Elan Shares are held by you in CREST and otherwise complete and return the Form of Acceptance in the manner described in paragraphs 1(a) and (b) of this Part D, above. In addition, you should take (or procure to be taken) the action set out below in this paragraph 1(d) to transfer the Elan Shares in respect of which you wish to accept the Offer to an escrow balance (i.e., a TTE Instruction) specifying the Irish Receiving Agent (in its capacity as a CREST participant under its participant ID referred to below) as the escrow agent as soon as possible and, in any event, so that the TTE Instruction settles by no later than 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013 (or such later time(s) and/or date(s) to which the Offer may be extended).

(ii)

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Elan Shares are held. In addition, only your CREST sponsor will be able to send the TTE Instruction to Euroclear in relation to your Elan Shares.

(iii)

You must send (or, if you are a CREST sponsored member, ensure that your CREST sponsor sends) a TTE Instruction to Euroclear which is properly authenticated in accordance with Euroclear’s specifications and which must contain, in addition to the other information that is required for a TTE Instruction to settle in CREST, the following details:

(A)	the number of Elan Shares to be transferred to an escrow balance;

(B)	your member account ID. This must be the same member account ID as that inserted in Box 6 on page 3 of the Form of Acceptance;

(C)	your participant ID. This must be the same participant ID as that inserted in Box 6 on page 3 of the Form of Acceptance;

(D)	the participant ID of the Irish Receiving Agent (in its capacity as a CREST receiving agent). This is 7RA08;

(E)	the member account ID of the Irish Receiving Agent (in its capacity as CREST receiving agent). This is ECHOELAN;

(F)

the Form of Acceptance reference number. This is the reference number that appears at Box 6 on page 3 of the Form of Acceptance. This reference number should be inserted in the first eight characters of the shared note field on the TTE Instruction. Such insertion will enable the Irish Receiving Agent to match the transfer to escrow to your Form of Acceptance. You should keep a separate record of this reference number for future reference;

(G)

the intended settlement date. This should be as soon as possible and, in any event, no later than 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013 (or such later time(s) and/or date(s) to which the Offer may be extended);

(H)	the Corporate Action Number for the Offer. This is allocated by Euroclear and can be found by viewing the relevant corporate action details in CREST; and

(I)	the standard TTE instruction of priority 80.

(iv)

After settlement of the TTE Instruction, you will not be able to access the Elan Shares concerned in CREST for any transaction or charging purposes. If the Offer becomes or is declared unconditional in all respects, the Irish Receiving Agent will transfer the Elan Shares concerned to itself in accordance with paragraph 1(e) of Part E of Appendix l.

(v)

You are recommended to refer to the CREST Manual for further information on the CREST procedures outlined above. For ease of processing, you are requested, wherever possible, to ensure that each Form of Acceptance relates to only one transfer to escrow.

(vi)

If no Form of Acceptance reference number, or an incorrect Form of Acceptance reference number is included on the TTE Instruction, Royalty Pharma may treat any amount of Elan Shares transferred to an escrow balance in favour of the Irish Receiving Agent from the participant ID and member account ID identified in the TTE Instruction as relating to any Form(s) of Acceptance which relate(s) to the same participant ID and member account ID (up to the amount of Elan Shares inserted or deemed to be inserted on the Form(s) of Acceptance concerned).

(vii)

You should note that Euroclear does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE Instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE Instruction in relation to your Elan Shares to settle prior to 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013 (or such later time(s) and/or date(s) to which the Offer may be extended). In this regard, your attention is drawn, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(viii)	Royalty Pharma will make an appropriate announcement if any of the details contained in this pagraph 1(d) alter for any reason.

(e)	Deposits of Elan Shares into, and withdrawals of Elan Shares from, CREST

Normal CREST procedures (including timings) apply in relation to any Elan Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form during the course of the Offer Period (whether any such conversion arises as a result of a transfer of Elan Shares or otherwise). Holders of Elan Shares who are proposing to convert any such Elan Shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Elan Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) and/or other document(s) of title or transfer to an escrow balance in the manner referred to in paragraph 1(d) above) prior to 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013 (or such later time(s) and/or date(s) to which the Offer may be extended).

2.	Information

If, as a holder of Elan Shares, you are in any doubt as to the procedure for acceptance, please contact Capita Registrars (Ireland) Limited at +353 1 553 0090. You are reminded that if you are a CREST sponsored member you should contact your CREST sponsor before taking any action.

Part E: Form of Acceptance

1.

Without prejudice to the terms of the Form of Acceptance and the provisions of this Part E, each Elan Stockholder who executes and lodges or who has executed and has lodged on his behalf, a Form of Acceptance with the Irish Receiving Agent irrevocably (and so as to bind himself, his heirs, successors and assigns):

(a)

accepts the Offer in respect of the number of Elan Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance (the “Accepted Elan Shares”) on and subject to the terms and conditions set out or referred to in this document and the Form of Acceptance;

(b)

undertakes to execute any further documents, take any further action and give any further assurances which may be required to enable Royalty Pharma to obtain the full benefit of this Part E and/or to perfect any of the authorities expressed to be given hereunder and otherwise in connection with his acceptance of the Offer;

(c)	represents and warrants to Royalty Pharma and the Irish Receiving Agent that, unless he has written “NO” in Box 4 of the Form of Acceptance, he:

(i)	has not received or sent copies or originals of the Offer Document or the Form of Acceptance or any related offering documentation in, into or from any Restricted Jurisdiction;

(ii)

has not used in connection with the Offer or the execution or delivery of the Form of Acceptance, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, email, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of any Restricted Jurisdiction;

(iii)	is accepting the Offer from outside a Restricted Jurisdiction; and

(iv)

is not an agent or fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given all instructions with respect to the Offer from outside a Restricted Jurisdiction;

(d)

appoints, subject to the Offer becoming unconditional in accordance with its terms and to the accepting Elan Stockholder not having validly withdrawn his acceptance in accordance with the provisions of paragraph 4 (Rights of withdrawal) of Part B to Appendix I, Royalty Pharma and any director or executive officer of, or other person authorised by Royalty Pharma as his true and lawful attorney and/agent and with his authority with respect to his Accepted Elan Shares, with an irrevocable instruction and authority to the attorney and/or agent to complete and execute all or any form(s) of transfer and/or other document(s) at the attorney’s or agent’s discretion in relation to the Accepted Elan Shares in favour of Royalty Pharma or such other person or persons as Royalty Pharma or its agents may direct and to deliver such form(s) of transfer and/or other documents(s) together with the share certificate(s) and/or other document(s) of title relating to such Elan Shares for registration within nine months of the Offer becoming unconditional and to do all such other acts and things as may in the opinion of such attorney and/or agent be necessary or expedient for the purpose of, or in connection with, the acceptance of the Offer, and to vest in Royalty Pharma or its nominee(s) the Elan Shares to which such Form of Acceptance relates;

(e)

appoints the Irish Receiving Agent as such Elan Stockholder’s attorney and/or agent with an irrevocable instruction and authority to the attorney and/or agent subject to the Offer becoming unconditional in accordance with its terms and to the accepting Elan Stockholder not having validly withdrawn his acceptance, to transfer to itself (or such other person or persons as Royalty Pharma or its agents may direct) by means of CREST all or any of the Relevant Elan Shares (as defined in paragraph (f) of this Part E below) (but not exceeding the number of Elan Shares in respect of which the Offer is accepted or deemed to be accepted);

(f)	appoints the Irish Receiving Agent as such Elan Stockholder’s attorney and/or agent with an irrevocable instruction and authority to the attorney and/or agent if the Offer does not become unconditional, to give instructions to Euroclear, immediately after the lapsing of the Offer (or within such longer period as the Irish Takeover Panel may permit, not exceeding 14 days of the lapsing of the Offer), to transfer all Relevant Elan Shares to the original available balance of the accepting Elan Stockholder. “Relevant Elan Shares” means Elan Shares in uncertificated form and in respect of which a transfer or transfers to escrow has or have been effected pursuant to the procedures described in this document and where the transfer(s) to escrow was or were made in respect of Elan Shares held under the same member account ID and participant ID as the member account ID and participant ID relating to the Form of Acceptance concerned (but irrespective of whether or not any Form of Acceptance reference number, or a Form of Acceptance reference number corresponding to that appearing on the Form of Acceptance concerned, was included in the TTE Instruction concerned);

(g)	authorises and requests (subject to the Offer becoming unconditional and his not having validly withdrawn his acceptance):

(i)

Elan or its agents to procure the registration of the transfer of the Accepted Elan Shares in certificated form pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to Royalty Pharma or as it may direct;

(ii)

subject to the provisions of paragraph 6(c) of Part B of this Appendix I, if the Accepted Elan Shares are in certificated form or if either of the provisos (aa) and (bb) to paragraph (g)(iii) of this Part E below apply, Royalty Pharma or its agents to procure the despatch by post (or by such other method as the Irish Takeover Panel may approve) of the consideration to which he is entitled pursuant to his acceptance of the Offer, at his risk, to the person or agent whose name and address outside a Restricted Jurisdiction is set out in Box 6 of the Form of Acceptance or, if none is set out, to the first named holder at his registered address outside a Restricted Jurisdiction; and

(iii)

if the Accepted Elan Shares are in uncertificated form, Royalty Pharma or its agents to procure the creation of an assured payment obligation in favour of the Elan Stockholder’s payment bank in accordance with the CREST assured payment arrangements in respect of any consideration to which such shareholder is entitled under the Offer provided that (aa) Royalty Pharma may (if, for any reason, it wishes so to do) determine that all or part of any such consideration shall be paid by cheque despatched by post, and (bb) if any Elan Stockholder concerned is a CREST member whose registered address is in a Restricted Jurisdiction, any consideration to which such shareholder is entitled shall be paid by cheque despatched by post and, in each case, paragraph (ii) above shall apply;

(h)

subject to the Offer becoming unconditional (or if the Offer would become unconditional or lapse immediately upon the outcome of the resolution in question) and in all other circumstances as the Irish Takeover Panel may permit:

(i)

authorises Royalty Pharma and any director or executive officer of, or any other person authorised by Royalty Pharma, to direct the exercise of any votes and any other rights and privileges (including the right to requisition the convening of a general meeting of Elan) attaching to any Accepted Elan Shares in respect of which acceptance of the Offer has not been validly withdrawn;

(ii)

authorises the sending of any notice, circular, warrant, document or other communication which may be required to be sent to him as an Elan Stockholder in respect of such shares (including any share certificate(s) or other document(s) of title issued as a result of conversion of such Elan Shares into certificated form) to Royalty Pharma at its registered office;

(iii)

authorises any director or executive officer of, or other person authorised by, Royalty Pharma to sign any document and do such things as may in the opinion of such agent and/ or attorney seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to the Elan Shares held by him (including, without limitation, signing any consent to short notice of a general or separate class meeting as his agent and/or attorney and on his behalf and executing a form of proxy appointing any person nominated by Royalty Pharma to attend general and separate class meetings of Elan (and any adjournments thereof) and attending any such meeting and exercising the votes attaching to the Elan Shares referred to in paragraph (i) of this paragraph (h) of this Part E on his behalf, where relevant, such votes to be cast so far as possible to satisfy any outstanding condition of the Offer);

(iv)

agrees not to exercise any of such rights without the consent of Royalty Pharma and irrevocably undertakes not to appoint a proxy for or to attend such general or separate class meetings in respect of such Elan Shares;

(v)

covenants, agrees, represents and warrants that he is irrevocably and unconditionally entitled to transfer the Elan Shares in respect of which the Offer is accepted or deemed to be accepted and that the entire legal and beneficial interests in such Elan Shares will be acquired under the Offer free from all Encumbrances, rights of pre-emption and other third party rights and other interests of any kind whatsoever and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid after the date hereof; and

(vi)

undertakes that he will deliver, or procure the delivery of, to the Irish Receiving Agent, his share certificate(s) and/or other document(s) of title in respect of the Elan Shares (which are in certificated form) in respect of which the Offer has been accepted, or is deemed to have been accepted and not validly withdrawn, or an indemnity acceptable to Royalty Pharma in lieu thereof, as soon as possible and in any event within six months of the Offer becoming, or being declared unconditional in all respects;

(j)

undertakes that he will give or procure the giving, in accordance with the terms contained in this document, of an instruction to transfer those of the Elan Shares in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn which are held by him in uncertificated form in CREST to an escrow balance within the member’s account in accordance with the facilities and requirements of Euroclear, as soon as possible and, in any event, so that the transfer to escrow settles within six months of the Offer becoming, or being declared unconditional in all respects;

(k)

undertakes that in the event that, for any reason, any Elan Shares in respect of which a transfer to an escrow balance has been effected in accordance with the terms contained in this document are converted to certificated form (without prejudice to paragraph (ii) of paragraph (g) of this Part E, above) he will immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such Elan Shares as so converted to the Irish Receiving Agent at the relevant address set out on page 11 of this document;

(l)

agrees that the creation of an assured payment obligation in favour of his payment bank in accordance with the CREST assured payments arrangements as referred to in paragraph (iii) of paragraph (g) of this Part E shall, to the extent of the obligation so created, discharge in full any obligation of Royalty Pharma to pay to him the cash consideration to which he is entitled pursuant to the Offer;

(m)

agrees that without prejudice to paragraph (c) of this Part E, the execution of a Form of Acceptance constitutes an authority to Royalty Pharma or any director or executive officer of, or other person authorised by, Royalty Pharma, within the terms of paragraph 5 (Revised Offer) of Part B of this Appendix I;

(n)

agrees that the terms and conditions of the Offer contained in this document shall be deemed to be incorporated in, and form part of, the Form of Acceptance which shall be read and construed accordingly and that on execution the Form of Acceptance will take effect as a deed;

(o)

agrees that, if any provisions of this Appendix I shall be unenforceable or invalid or shall not operate so as to afford Royalty Pharma, the Irish Receiving Agent and/or any director, executive officer, agent or other person authorised by Royalty Pharma the benefit of any authority expressed to be given therein, he shall, with all practicable speed, do all such acts and things and execute all such documents and give all such assurances that may be required or desirable to enable Royalty Pharma, the Irish Receiving Agent and/or any director, executive officer, agent or any other person authorised by Royalty Pharma to secure the full benefit of this Appendix I;

(p)

undertakes, subject to the Offer becoming or being declared unconditional in all respects, to do all such acts and things and execute any further documents and to give any further assurances that may be required in connection with the effective transfer of his Elan Shares in respect of which the Offer shall have been accepted or deemed to have been accepted and authorises and requests Royalty Pharma and any director or executive officer of, or any other person authorised by Royalty Pharma to complete and execute on his behalf an instrument of transfer in favour of Royalty Pharma (or as it may direct) of any Elan Shares in respect of which the Offer is accepted or deemed to have been accepted and to do any other acts or things that may be necessary or expedient for the purpose of vesting such Elan Shares referred to in paragraph (a) of this Part E in Royalty Pharma, its nominees or such other persons as it may direct and all such acts and things as may be necessary or expedient to enable the Irish Receiving Agent to perform its obligations as the Irish Receiving Agent for the purposes of the Offer;

(q)

agrees to ratify everything which may be done or effected by Royalty Pharma, the Irish Receiving Agent and/or any director, executive officer, agent or other person authorised by Royalty Pharma in the proper exercise of any of the powers and/or authorities under this Part E and to indemnify each such person against any losses arising therefrom; and

(r)

agrees that the execution of the Form of Acceptance constitutes his submission to the jurisdiction of the courts of Ireland in relation to all matters arising in connection with the Offer and the Form of Acceptance.

2.	References in this Part E to an Elan Stockholder shall include references to the person or persons executing Forms of Acceptance and, in the event of more than one person executing Forms of Acceptance, the provisions of this Part E shall apply to them jointly and to each of them.

Appendix II

Financial information relating to Elan

The financial information contained in this Appendix II does not constitute full accounts within the meaning of Regulation 40(2) of the European Communities (Companies: Group Accounts) Regulations 1992 of Ireland. The financial information contained in this Appendix II (other than in Section 4) has been extracted without material adjustment and has been reproduced from Elan’s published audited consolidated statutory accounts for the years ended 31 December 2010, 31 December 2011 and 31 December 2012, all of which were prepared in accordance with IFRS. The financial information contained in Section 4 of this Appendix II has been extracted without material adjustment from Elan’s unaudited first quarter 2013 financial results published on its website www.elan.com on 24 April 2013.

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(1) For the last three financial years for which the information has been published, turnover, net profit or loss before and after taxation, the charge for tax, extraordinary items, minority interests, the amount absorbed by dividends, and earnings and dividends per share.

	2012 $m	2012 annual report 2011 $m	2011 annual report 2011 $m	2011 annual report 2010 $m	2010 annual report 2010 $m
Continuing operations
Product revenue	0.2	4.0	660.7	567.6	829.0
Contract revenue	—	—	—	1.0	13.7
Cost of sales	(0.2)	(0.6)	(246.0)	(212.0)	(330.1)
Gross profit	—	3.4	414.7	356.6	512.6
Selling, general and administrative expenses	(171.6)	(114.9)	(134.2)	(168.2)	(209.4)
Research and development expenses	(195.3)	(123.5)	(215.8)	(228.9)	(282.6)
Net gain on divestment of business	—	—	—	0.3	0.3
Settlement provision charge	—	—	—	(206.3)	(206.3)
Operating loss	(366.9)	(235.0)	64.7	(246.5)	(185.4)
Interest expense	(55.9)	(108.5)	(108.5)	(122.1)	(122.1)
Interest income	0.6	0.9	0.9	2.7	2.5
Investment losses/(gains)	(1.2)	2.6	2.6	12.8	12.8
Net loss on investments in associates	(235.2)	(67.7)	(75.9)	(26.0)	(26.0)
Net charge on debt retirement	(76.1)	(47.0)	(47.0)	(3.0)	(3.0)
Distribution in specie-fair value loss	(0.7)	—	—	—	—
Net interest and investment gains and losses	(368.5)	(219.7)	(227.9)	(135.6)	(135.8)
Loss before tax	(735.4)	(454.7)	(163.2)	(382.1)	(321.2)
Income tax (benfit)/expense	371.5	(13.2)	(67.1)	7.2	(1.4)
Net loss from continuing operations	(363.9)	(467.9)	(230.3)	(374.9)	(322.6)
Discontinued operations
Net income from discontinued operations (net of tax)	248.6	997.7	760.1	52.3	—
Net (loss)/income for the year	(115.3)	529.8	529.8	(322.6)	(322.6)
Basic and diluted earnings/(loss) per Ordinary Share
From continuing operations	-$0.61	-$0.80	-$0.39	-$0.64	-$0.55
From discontinued operations	$0.42	$1.70	$1.28	$0.09	n/a

(2) A statement of the assets and liabilities shown in the last published audited accounts.

2012 $m
Non-current assets
Goodwill and other intangible assets	38.0
Property, plant and equipment	12.7
Investments in associates	14.0
Available-for-sale investments	7.8
Deferred tax asset	486.5
Restricted cash and cash equivalents	13.7
Other non-current assets	32.1
Total non-current assets	604.8
Current assets
Inventory	—
Accounts receivable	193.5
Other current assets	13.2
Income tax prepayment	3.3
Available-for-sale investments	167.9
Restricted cash and cash equivalents	2.6
Cash and cash equivalents	431.3
Assets held for sale	122.0
Total current assets	933.8
Total assets	1,538.6
Non-current liabilities
Long-term debt	(588.2)
Other liabilities	(7.7)
Provisions	(9.4)
Income tax payable	(4.0)
Total non-current liabilities	(609.3)
Current liabilities
Accounts payable	(45.6)
Accrued and other liabilities	(257.7)
Provisions	(57.4)
Total current liabilities	(360.7)
Total liabilities	(970.0)

(3) A cash flow statement if provided in the last published audited accounts.

2012 $m
Net (loss)/income	(115.3)
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities
Depreciation and amortisation	26.6
Net loss/(gain) on divestment of business	17.1
Impairment of property, plant and equipment	64.3
Impairment of intangible assets	1.8
Share-based compensation expense	45.9
Net loss on investments in associates	250.7
Gain on disposal of investments in associates	(10.1)
Debt interest expense	55.0
Interest income	(0.6)
Income tax expense	(310.8)
Net charge on debt retirement	76.1
Other	(2.1)
98.6
(Increase)/decrease in accounts receivable	(25.8)
Decrease/(increase) in prepayments and other assets	7.2
(Increase)/decrease in inventory	(1.1)
Increase in accounts payable and accrued and other liabilities	41.6
Cash provided by/(used in) operations	120.5
Interest received	0.6
Interest paid	(54.0)
Income taxes paid	(0.8)
Net cash provided by/(used in) operating activities	66.3
Investing activities
Proceeds from sale of investment in associate	380.9
Funding of investment in associate in Janssen Al	(76.9)
Purchase of intangible and other assets	(12.8)
Purchase of property, plant and equipment	(10.3)
Purchase of non-current available-for-sale investments	(0.7)
Receipt of deferred consideration	12.0
Net cash provided by investing activities	292.2
Financing activities
Cash distribution to Prothena Corporation, plc	(125.0)
Proceeds from share based compensation share issuances	20.8
Repayments of loans	(682.5)
Net proceeds from debt issuances	587.9
Net cash used in financing activities	(198.8)
Effect of foreign exchange rate changes	(0.1)
Net decrease in cash and cash equivalents	159.6
Cash and cash equivalents at the beginning of the year	271.7
Cash and cash equivalents at the end of the year	431.3

(4) Details relating to items referred to in sub-paragraph (1) in respect of any interim statement or preliminary announcement made since the last published audited accounts.

	2012 Qtr ended March 31 $m	2013 Qtr ended March 31 $m
Continuing Operations
Revenue	0.2	0.2
Cost of goods sold	(0.1)	—
Gross Margin	0.1	0.2
Selling, general and administrative	(30.0)	(29.0)
Research & development	(24.9)	(19.4)
Other net charges	(2.0)	(18.7)
Total operating expenses	(56.9)	(67.1)
Operating loss	(56.8)	(66.9)
Net Interest expense	(16.8)	(9.1)
Net loss on equity method investments	(15.9)	(14.9)
Net interest and investment gains and losses	(32.7)	(24.0)
Net loss from continuing operations before tax	(89.5)	(90.9)
Benefit from income taxes	14.8	18.1
Net loss from continuing operations	(74.7)	(72.8)
Net income from discontinued operations, net of tax	42.9	136.1
Net income/(loss)	(31.8)	63.3
Basic and diluted earnings/(loss) per Ordinary Share
From continuing operations	-$0.13	-$0.12
From discontinued operations	$0.07	$0.23
From total operations	-$0.05	$0.11

(5) Significant accounting policies together with any points from the notes to the accounts which are of major relevance to an appreciation of the figures.

Significant Accounting Policies

The following accounting policies have been applied in the preparation of our Consolidated and Parent Company Financial Statements.

a—Statement of compliance

The Consolidated and Parent Company Financial Statements have been prepared in accordance with IFRS as adopted by the EU, which are effective for accounting periods ending on or before 31 December 2012, further to the International Accounting Standards (IAS) Regulation (EC 1606/2002) and with those parts of the Companies Acts, 1963 to 2012 applicable to companies reporting under IFRS.

b—Amended standards adopted by the group

The following amendments to standards that have been issued by the International Accounting Standards Board (IASB) and have been adopted by the EU, and that are effective for the first time for the financial year beginning on or after 1 January 2012 are not applicable to or do not have a material impact on the Group.

• Amendments to IAS 12, “Income Taxes”,—“Deferred Tax: Recovery of Underlying Assets”;

• Amendments to IFRS 7, “Financial instruments: Disclosures on transfers of assets”;

• Amendment to IFRS 1, “First time adoption on fixed dates and hyperinflation”.

c—Amendments to standards issued by the IASB and adopted by the EU but not effective for the financial year beginning

1 January 2012 and not early adopted IAS 19, “Employee benefits”, was amended in June 2011 to require the recognition of changes in the net defined benefit liability or asset including immediate recognition of defined benefit cost, and eliminating the corridor approach permitted by the existing IAS 19. The amendment also enhanced disclosures about defined benefit plans and modifies the accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment. The amendment is effective for financial years beginning on or after 1 January 2013. The impact on the Group will be as follows: to eliminate the corridor approach and recognise all actuarial gains and losses in other comprehensive income (OCI) as they occur and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability/asset. The elimination of the corridor approach will result in the recognition of any of the Group’s previously unrecognised unamortised net actuarial losses. Based on the amounts recorded in the balance sheet as at 31 December 2012, the recognition of these unamortised net actuarial losses will result in the elimination of the net pension asset and recognition of a net pension liability. At 31 December 2012, the net pension asset was $25.8 million and the net pension liability, including the unrecognised actuarial losses, was $39.1 million. We are currently assessing the full impact of the amendments on the Group.

IAS 1, “Presentation of Financial Statements”, was amended in June 2011 to revise the presentation of OCI by requiring entities to group items presented in OCI based on whether they are potentially reclassifiable to profit or loss subsequently and by requiring tax associated with items presented before tax to be shown separately for each of the two groups of OCI items. The amendment is effective for financial years beginning on or after 1 July 2012. We expect that the adoption of the amendment will impact upon the presentation of items in OCI only. IFRS 13, “Fair value measurement”, is effective for annual periods beginning on or after 1 January 2013. This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and U.S. GAAP, do not extend the use of fair value accounting but provide guidance on how fair value should be measured where its use is already required or permitted by other standards within IFRS. We are currently assessing the full impact of the amendments on the Group.

Amendment to IFRS 7, “Financial instruments: Disclosures on offsetting financial assets and financial liabilities”, is effective for annual periods beginning on or after 1 January 2013. This amendment reflects the joint IASB and FASB requirements to enhance current offsetting disclosures. These new disclosures are intended to facilitate consistency between those entities that prepare IFRS financial statements and those that prepare U.S. GAAP financial statements. We expect that the disclosures required by this amendment are not applicable to the group.

Amendment to IAS 32, “Financial instruments: Presentation on offsetting financial assets and financial liabilities”, is effective for annual periods beginning on or after 1 January 2014. This amendment updates the application guidance in IAS 32, “Financial instruments: Presentation”, to clarify some of the requirements for offsetting financial assets and financial liabilities. We do not expect the adoption of the amendment to this standard to impact our financial position or results from operations.

IFRS 10, “Consolidated financial statements”, is effective for annual periods beginning on or after 1 January 2014, with early adoption permitted. The standard builds on existing consolidation principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control where this is difficult to assess. We are currently assessing the full impact of the amendments on the Group.

IFRS 11, “Joint arrangements”, is effective for annual periods beginning on or after 1 January 2014, with early adoption permitted. This standard accounts for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportionate consolidation of joint ventures is no longer allowed. We are currently assessing the full impact of the amendments on the Group.

IFRS 12, “Disclosures of interests in other entities”, is effective, for annual periods beginning on or after 1 January 2014, with early adoption permitted. This standard includes the disclosure requirements for all forms of interests in other entities, including subsidiaries joint arrangements, associates and unconsolidated structured entities. We are currently assessing the full impact of the amendments on the Group.

IAS 27 (revised 2011) “Separate financial statements”, is effective for annual periods beginning on or after 1 January 2014, with early adoption permitted. This standard includes the provisions on separate financial statements that are left after the guidance on consolidated financial statements has been included in the new IFRS 10. We are currently assessing the full impact of the amendments on the Parent Company.

IAS 28 (revised 2011) “Associates and joint ventures”, is effective for annual periods beginning on or after 1 January 2014. This standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. We are currently assessing the full impact of the amendments on the Group.

d—New standards issued by the IASB not yet adopted by the EU and not effective for the financial year beginning 1 January 2012

These new standards have not yet been adopted by the EU. The adoption process could result in material changes to the requirements and effective dates of the new standards and amendments to standards or the failure by the EU to adopt them altogether. We are currently assessing the impact of the new standards and amendments to standards on the Group.

IFRS 9, “Financial instruments—classification and measurement”, is effective, subject to EU adoption, for annual periods beginning on or after 1 January 2015. This standard on classification and measurement of financial assets and financial liabilities will replace IAS 39, “Financial instruments:

Recognition and measurement”. IFRS 9 has two financial asset measurement categories: amortised cost and fair value. All financial asset equity instruments are measured at fair value. A debt instrument financial asset is measured at amortised cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. For financial liabilities, the standard retains most of the IAS 39 requirements. These include amortised-cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change for financial liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in OCI rather than the income statement, unless this creates an accounting mismatch.

“Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12)” was issued by the IASB in June 2012 to help alleviate the transitional requirements of IFRS 10 “Consolidated Financial Statements”. The amendments are intended to provide additional transition relief in IFRS 10, IFRS 11 “Joint Arrangements”, and IFRS 12 “Disclosure of Interests in Other Entities”, by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments were made to IFRS 11 and IFRS 12 to eliminate the requirement to provide comparative information for periods prior to the immediately preceding period. The effective date of these amendments, subject to EU adoption, is for annual periods beginning on or after 1 January 2013.

Annual improvements 2011 which are effective, subject to EU adoption, for annual periods beginning on or after 1 January 2013 address six issues in the 2009-2011 reporting cycle. It includes changes to:

•	IAS 1, “Financial statement presentation”;

•	IAS 16, “Property plant and equipment”;

•	IAS 32, “Financial instruments: Presentation”;

•	IAS 34, “Interim financial reporting”.

e—Basis of consolidation

The Consolidated Financial Statements include the accounts of Elan and all of our subsidiary undertakings, which are entities under our control. Control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. All intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the Consolidated Financial Statements. Our subsidiary undertakings have the same financial year-end as Elan Corporation, plc. We use the equity method to account for investments in associate undertakings.

Our collaboration with Biogen Idec for Tysabri is a jointly controlled operation in accordance with IAS 31, “Interests in Joint Ventures” (IAS 31). A jointly controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

f—Revenue

We recognise revenue from the sale of our products and royalties earned.

We recognise revenue from product sales when there is persuasive evidence that an arrangement exists, title passes, the price is fixed or determinable, and collectability is reasonably assured. Revenue is recorded net of applicable sales tax and sales discounts and allowances, which are described below.

i. The sale of products consists of the sale of pharmaceutical drugs, primarily to wholesalers and physicians.

ii. We earn royalties on licensees’ sales of our products or third-party products that incorporate our technologies. Royalties are recognised as earned in accordance with the contract terms when royalties can be reliably measured and collectability is reasonably assured.

iii. The income statement financial information relating to Tysabri for the years ended 31 December 2012 and 2011 are presented as discontinued operations in our Consolidated Financial Statements and related notes thereto. Tysabri was developed in collaboration with Biogen Idec. Until the Tysabri Transaction closes, Tysabri continues to be marketed in collaboration with Biogen Idec. The Tysabri collaboration operating profit or loss is calculated excluding research and development (R&D) expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we record our share of the collaboration operating loss within operating expenses. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, in addition to recording our directly incurred expenses within operating expenses, we recognise as revenue our share of the collaboration profit from the sale of Tysabri plus our directly incurred collaboration expenses related to these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration.

We record sales on a gross basis (except for Tysabri, for which we recognise as revenue our share of the collaboration profit plus our directly incurred expenses; for additional information on the accounting for Tysabri revenue, refer to Note 12(c)) and make various deductions to arrive at net revenue as reported in the Consolidated Income Statement. Details of the estimates and judgements involved in estimating these deductions are set out in Note 4(c), Critical Accounting Estimates and Judgements.

g—Discontinued operations and assets held for sale

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and (i) represents a separate major line of business or geographical area of operations; (ii) is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale.

Any gain or loss from disposal of a business, together with the results of these operations until the date of disposal, is reported separately in the discontinued operations reporting line of the Consolidated Income Statement and comparative information is restated accordingly. Cash flow information related to discontinued operations is disclosed separately in the foot notes to the financial statements.

Non-current assets (or disposal groups) are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

h—Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation and impairment losses. Depreciation is computed using the straight-line method based on the following estimated useful lives:

Buildings 15-40 years

Plant and equipment 3-10 years

Leasehold improvements Shorter of expected useful life or lease term

Land is not depreciated as it is deemed to have an indefinite useful life.

i—Intangible assets

Patents, licences and acquired in-process research and development (IPR&D) are stated at cost less accumulated amortisation and impairments. Patents and licences are amortised on a straight-line basis over their expected useful lives, which range between 2 to 20 years. Acquired IPR&D is capitalised and amortised on a straight-line basis over its estimated useful economic life. The useful economic life commences upon generation of economic benefits relating to the acquired IPR&D. The method of amortisation chosen best reflects the manner in which individual intangible assets are consumed. Any development costs incurred and associated with acquired licences, patents, know-how or marketing rights are expensed as incurred, unless the criteria for recognition of an internally generated intangible asset are met.

The costs of acquiring and developing computer software for internal use are capitalised as intangible assets where the software supports a significant business system and the expenditure leads to the creation of a durable asset. Computer software is amortised over four years.

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is expensed as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is expensed when incurred, unless the criteria for recognition of an internally generated intangible asset are met. Regulatory and other uncertainties generally mean that such criteria are not met. To date, we have not had any development expenditures that have met the criteria for recognition of an internally generated intangible asset.

j—Investments in associates

Janssen AI

As part of the transaction whereby Janssen Alzheimer Immunotherapy (Janssen AI), a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our Alzheimer’s Immunotherapy Programme (AIP) collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)), we received a 49.9% equity investment in Janssen AI. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialisation of the AIP to the extent the funding is required by the collaboration.

Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced.

We recorded our investment in Janssen AI as an investment in an associate on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control or joint control, over the investee. The investment was recognised initially based on the estimated fair value of the investment acquired, representing our proportionate 49.9% share of Janssen AI’s AIP assets along with the fair value of our proportionate interest in the Johnson & Johnson contingent funding commitment, and is accounted for using the equity method.

Under the equity method, investors are required to recognise their share of post-acquisition changes in the net assets of an investee. Accordingly, during the period that the funding of Janssen AI was provided exclusively by Johnson & Johnson, our proportionate interest in the Johnson & Johnson funding commitment was remeasured at each reporting date to reflect any changes in the expected cash flows and this remeasurement, along with the recognition of our proportionate share of the other changes in the net assets of Janssen AI, results in changes in the carrying amount of the investment in associate that are reflected in the Consolidated Income Statement.

During the first half of 2012, the remaining balance of the initial $500.0 million funding commitment, which amounted to $57.6 million at 31 December 2011, provided by Johnson & Johnson to Janssen AI was spent. Subsequently, Johnson & Johnson and Elan each provided funding of $76.9 million to Janssen AI.

On 6 August 2012, Johnson & Johnson issued a press release announcing the discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies. As a result of the discontinuation, we recorded a non-cash impairment charge of $117.3 million against the carrying amount of our associate investment in Janssen AI, representing the full initial estimated value of Elan’s 49.9% share of the Janssen AI AIP assets.

As a result of the investment in associate losses incurred to date, relating to our share of the losses in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment, and the impairment charge of $117.3 million recognised during 2012, there is an excess of losses over the investment made in Janssen AI at 31 December 2012 of $11.0 million. This amount has been recorded as a current liability at 31 December 2012. In addition, Elan provided further funding to Janssen AI of $29.9 million during January 2013, which will be recorded in the 2013 financial statements.

Proteostasis Therapeutics, Inc.

Our investment in Proteostasis Therapeutics, Inc. (Proteostasis) is recorded as an investment in associate on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control, over the investees. The investment was initially recognised based on the estimated fair value of the investment acquired. Investments in associates are accounted for using the equity method of accounting. Under the equity method, we recognise our share of the losses of Proteostasis in the Consolidated Income Statement with a corresponding decrease in the carrying amount of the investment on the Consolidated Balance Sheet.

Alkermes plc

Following the completion of the merger between Alkermes, Inc. and Elan Drug Technologies (EDT) on 16 September 2011, we held approximately 25% of the outstanding ordinary shares of Alkermes plc (31.9 million shares) and accounted for this investment as an investment in associate as we had the ability to exercise significant influence, but not control, over the investee. Investments in associates are accounted for using the equity method of accounting. Under the equity method, we recognised our share of the losses of Alkermes plc, adjusted for the amortisation of the basis differences, in the Consolidated Income Statement with a corresponding increase or decrease in the carrying amount of the investments on the Consolidated Balance Sheet. The investment was initially recognised based on the estimated fair value of the investment acquired.

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc. Following this sale, we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc was classified as an available-for sale investment in current assets and equity method accounting no longer applied to this investment.

On 31 January 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on 6 February 2013 and we received proceeds of $169.7 million. We will recognise a realised gain on the disposal of the Alkermes plc available-for-sale investment of $35.6 million in the 2013 Consolidated Financial Statements.

Impairment of investments in associates

Our investments in associates are reviewed for impairment whenever events or circumstances indicate the fair value of the investment has fallen below our carrying amount. The factors affecting the assessment of impairments include both general financial market conditions and factors specific to the investee. When such a decline is deemed to be significant and prolonged, an impairment charge is recorded for the difference between the investment’s carrying amount and its estimated recoverable amount at the time. In making the determination as to whether a decline is significant or prolonged, we consider such factors as the duration and extent of the decline and the investee’s financial and operating performance. Differing assumptions could affect whether an investment is impaired in any period, or the amount of the impairment.

k—Impairment of non-financial assets

Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use. For the purposes of impairment testing, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). When reviewing carrying values, we assess R&D risk, commercial risk, revenue and cost projections, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third party interest in our intangible assets and market conditions.

Impairment losses in respect of cash-generating units are allocated to reduce, on a pro rata basis, the carrying amount of the cash generating assets in the unit.

An impairment loss may be reversed to the extent that the asset’s original carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

The critical estimates and judgements relating to the impairment of certain assets are described in detail in Note 4(a).

l—Available-for-sale investments

Available-for-sale securities are those investments either designated as available-for-sale investments or not specifically categorised as held-for-trading, held-to-maturity or as loans and receivables. They are stated at fair value and changes in fair value (other than impairments) are recognised in OCI. Any interest income on debt securities is recognised in the income statement as it accrues, using the effective interest rate method. Available-for-sale securities may also include certain embedded derivatives that are not closely related to the host contract. In these cases, the embedded derivative is accounted for separately from the host contract and changes in fair value related to the embedded features are recorded in the income statement.

The fair value of investments classified as available-for-sale is their quoted market price at the balance sheet date. Where market values for investments are not readily available, a number of valuation methodologies are employed to estimate fair value. These include the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows. Investments are assessed for potential impairment at each balance sheet date. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original carrying value is considered in determining whether the securities are impaired. If any such evidence exists, an impairment loss is recognised in the income statement. Impairment losses recognised in the income statement on available-for-sale equity securities are not reversed through the income statement if there is a subsequent increase in value.

m—Derivative financial instruments

We enter into transactions in the normal course of business using certain financial instruments in order to economically hedge against exposures to fluctuating foreign exchange and interest rates. A derivative is a financial instrument or other contract whose value changes in response to a change in some underlying variable, that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes. All derivatives are recorded at fair value on the balance sheet. We entered into a number of forward foreign exchange contracts at various rates of exchange during 2012 and 2011 that required us to sell euro for U.S. dollars. At 31 December 2012, we held a net forward foreign exchange derivative liability of $0.3 million relating to outstanding forward foreign exchange contracts that expire on various dates during the first half of 2013. We did not hold any interest rate swap contracts or forward currency contracts at 31 December 2011.

n—Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities on acquisition of three months or less.

o—Inventory

Inventory is stated at the lower of cost and net realisable value.

p—Foreign currency

Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement.

The functional currency of Elan and most of our subsidiaries is U.S. dollars. For those subsidiaries with non-U.S. dollar functional currency, their assets and liabilities are translated using year-end rates and income and expenses are translated at average rates where they represent a reasonable approximation of the actual rates relating to the dates of the underlying transaction. The cumulative effect of exchange differences arising on consolidation of the net investment in foreign subsidiaries is recorded in OCI.

q—Pension and other post-employment benefit plans

We have two defined benefit pension plans covering eligible employees based in Ireland. These plans are managed externally and the related pension costs and liabilities are assessed at least annually in accordance with the advice of a professionally qualified actuary using the projected unit credit method. Obligations in respect of each plan are determined by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Pension obligations are measured as the present value of estimated future cash flows, discounted at rates reflecting the yields of high-quality corporate bonds. Plan assets are measured at fair value using bid prices at the balance sheet date.

When the benefits of a plan are increased, the portion of the increased benefit relating to past service by employees is recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised in profit or loss immediately.

We recognise actuarial gains and losses using the corridor method. Under the corridor method, to the extent that any cumulative unrecognised net actuarial gain or loss exceeds 10 percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, that portion is recognised over the expected average remaining working lives of the plan participants. Otherwise, the actuarial gain or loss is not recognised.

When the plan assets exceed liabilities at the balance sheet date, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any currently available future refunds from the plan or reductions in future contributions to the plan. The Parent Company, as legal sponsor for the plans, recognises any such asset or liabilities related to the schemes.

We recognise gains and losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs. The gains or losses on curtailment or settlement comprise any resulting change in the fair value of plan assets, any change in the present value of pension obligation, and any related actuarial gains and losses and past service cost that had not previously been recognised. All unrecognised actuarial gains and losses related to the curtailed portion of the pension obligation are allocated on the date of curtailment in determining the curtailment gain or loss to be recognised in profit or loss.

Employees based in Ireland are members of the schemes. The contribution costs of the defined benefit schemes are being borne by the relevant Group company, by way of intercompany charge.

In addition, we have a number of other defined contribution benefit plans. The cost of providing these plans is expensed as incurred.

r—Leasing

Property, plant and equipment, acquired under a lease that transfers substantially all of the risks and rewards of ownership to us are classified as finance leases and are capitalised on the balance sheet. An asset acquired by finance lease is stated at an amount equal to the lower of its fair value or the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses, and is shown as property, plant and equipment. Finance charges on finance leases are expensed over the term of the lease to give a constant periodic rate of interest charge in proportion to the capital balances outstanding.

All other leases that are not finance leases are considered operating leases. Rentals on operating leases are expensed on a straight-line basis over the term of the lease. Leased property, plant and equipment sub-let to third parties are classified according to their substance as either finance or operating leases. All such arrangements that we have entered into as lessor are operating leases. Income received as lessor is recognised on a straight-line basis over the period of the lease.

s—Share-based compensation

Share-based compensation expense for equity-settled awards made to employees and directors is measured and recognised based on their estimated grant date fair values. These awards include employee share options, restricted stock units (RSUs) and share purchases related to our employee equity purchase plan (EEPP).

Share-based compensation cost for RSUs awarded to employees and directors is measured based on the closing fair market value of the Company’s shares on the date of grant. Share-based compensation cost for share options awarded to employees and directors and shares issued under our EEPP is estimated at the grant date based on each option’s fair value as calculated using an option-pricing model. The value of awards expected to vest is recognised as an expense in profit or loss over the requisite service periods.

Share-based compensation expense for equity-settled awards to non-employees in exchange for goods or services is based on the fair value of the awards measured when services are rendered, as the fair value of the goods or services received cannot be estimated reliably.

Estimating the fair value of share-based awards as of the grant date, or when the services are rendered, using an option pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of complex variables. These variables, and the assumptions used in determining them, are described in detail in Note 4(d).

t—Provisions and contingencies

A provision is recognised in the balance sheet when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefit will be required to settle the obligation and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, where the amount of the obligation cannot be measured with reasonable reliability or it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The estimates and judgements associated with the accounting for contingencies relating to actual or potential administrative proceedings are described in detail in Note 4(e).

u—Income tax

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities at rates expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to either other comprehensive income or shareholders’ equity, in which case the deferred tax is also recorded in either other comprehensive income or shareholders’ equity, respectively. A deferred tax asset (DTA) is recognised to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilised. The carrying amounts of DTAs are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that a sufficient taxable profit will be available to allow all or part of the DTA to be realised. The critical estimates and judgements relating to the accounting for income taxes are described in detail in Note 4 (f).

v—Financing costs

Debt financing costs comprise transaction costs and original issue discount on borrowings. Debt financing costs are allocated to financial reporting periods over the term of the related debt using the effective interest rate method. The carrying amount of debt includes related unamortised debt financing costs.

w—Investments in subsidiaries

The Parent Company holds investments in Group companies, which are carried at cost less any impairments. Investments in Group companies include a contribution for share-based compensation relating to share-based payments made to employees of subsidiary undertakings.

x—Non-cash distribution to shareholders

A non-cash distribution to the company’s shareholders is recognised as a liability in the group’s financial statements in the period in which the distribution is approved by the company’s shareholders. The non cash distribution to shareholders is recognised at the fair value of the assets to be distributed. The difference between the carrying amount and the fair value of the assets distributed is recognised as a gain or loss in the income statement.

y—Reclassifications

We have reclassified $15.5 million from ‘Other accruals—current’, and $8.5 million from ‘Other liabilities—non-current’ to ‘Provisions—current’, and ‘Provisions—non-current’, respectively in our Consolidated Balance Sheet as at 31 December 2011 in order to more appropriately present onerous lease provisions in accordance with accounting standards. There has been no impact on reported net income or shareholders’ equity as a result of this reclassification.

We have reclassified the net losses on the Alkermes plc investment in associate of $8.2 million from continuing operations to the net income from discontinued operations reporting line in the 2011 Consolidated Income Statement. We have reclassified these net losses as we considered this investment in associate undertaking to be directly linked with the EDT operations that we divested in September 2011 and which are presented as discontinued operations in our Consolidated Income Statement. The reclassification of these losses from continuing operations to discontinued operations has resulted in a decrease in the 2011 basic and diluted loss per share from continuing operations from $0.81 per share to $0.80 per share and a decrease in the basic and diluted earnings per share from discontinued operations from $1.71 per share to $1.70 per share. There has been no impact on reported net income, cash flows, basic and diluted earnings per share from total operations or on shareholders’ equity as a result of this reclassification.

4. Critical Accounting Estimates and Judgements

The Consolidated Financial Statements include certain judgements and estimates based on management’s historical experience. Estimates and judgements are used in determining key items such as the carrying values of long-lived assets, estimating sales discounts and allowances, the fair value of share- based compensation, the accounting for contingencies, and the accounting for income taxes, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

(a) Impairment of intangible assets and property, plant and equipment

The total carrying amount of intangible assets amounted to $135.1 million at 31 December 2012 (2011: $141.0 million) including intangible assets related to Tysabri of $97.1 million which are classified as held for sale on the Consolidated Balance Sheet at 31 December 2012. The total carrying amount of our property, plant and equipment was $12.7 million at 31 December 2012 (2011: $83.2 million).

Intangible assets with estimable useful lives are amortised on a straight-line basis over their respective estimated useful lives to their estimated residual values and, as with other long-lived assets such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

When reviewing the carrying values of intangible assets, and property, plant and equipment for impairment, we assess R&D risk, commercial risk, revenue and cost projections, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third-party interest in our intangible assets and market conditions.

Where the carrying value of an asset or cash-generating unit exceeded its recoverable amount, the carrying values of those assets have been written down to their recoverable amounts. The results of certain impairment tests with estimable useful lives are discussed below. As the impairment analysis is principally based on discounted estimated cash flows, actual outcomes could vary significantly from such estimates. If we were to use different estimates, particularly with respect to the likelihood of R&D success, the likelihood and date of commencement of generic competition or the impact of any reorganisation or change of business focus, then an additional material impairment charge could arise. We believe that we have used reasonable estimates in assessing the carrying values of our intangible assets.

During 2012, we recorded non-cash asset impairment charges of $64.3 million relating to property, plant and equipment and $1.8 million related to computer software in the Consolidated Income Statement, which resulted from the planned closure of our facilities in South San Francisco following the separation of the Prothena Business and cessation of the remaining early stage research activities.

As part of the EDT divestment transaction on 16 September 2011, we disposed of the entire carrying value of our goodwill of $45.2 million which was allocated to the EDT business. We also disposed of other intangible assets related to EDT with a net book value of $23.4 million and property, plant and equipment with a net book value of $202.0 million related to EDT as part of this transaction.

During 2011, we recorded a property, plant and equipment asset impairment charge of $10.0 million relating to the decision to close EDT’s King of Prussia, Pennsylvania, site and the consolidation of facilities in South San Francisco. The asset impairment charge related to EDT’s King of Prussia, Pennsylvania, site of $6.4 million is reported in the net income from discontinued operations line in the income statement.

(b) Investment in Janssen AI

As part of the transaction whereby Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer), we received a 49.9% equity investment in Janssen AI. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialisation of the AIP to the extent the funding is required by the collaboration. We recorded our investment in

Janssen AI as an investment in associate on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control, over the investee. The investment was recognised at an initial carrying amount of $235.0 million based on the estimated fair value of the investment acquired, representing the fair value of our proportionate 49.9% share of Janssen’s AIP assets and our proportionate 49.9% share of the Johnson & Johnson contingent funding commitment.

Our proportionate interest in the Johnson & Johnson contingent funding commitment was remeasured at 31 December 2011 to reflect changes in the probability that the cash will be spent and thereby give rise to the expected cash flows under the commitment, and to reflect the time value of money. As at 31 December 2011, the range of assumed probabilities applied to the expected cash flows was 95%-79%. The range of discount rates applied remained at 1%-1.5%, which was also the range used for initial recognition. The remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment as at 31 December 2011 resulted in an increase in the carrying amount of our investment in associate of $42.9 million, which was offset by our share of Janssen AI’s losses of $107.9 million, resulting in a net loss of $65.0 million in the Consolidated Income Statement for the year ended 31 December 2011. During 2012, the remaining balance of the initial $500.0 million funding commitment which amounted to $57.6 million at 31 December 2011 was spent. Subsequent to the full utilisation of the initial $500.0 million funding commitment, we provided funding of $76.9 million to Janssen AI during 2012.

On 6 August 2012, Johnson & Johnson issued a press release announcing the discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies. As a result of the discontinuation, we recorded a non-cash impairment charge of $117.3 million against the carrying amount of our investment in associate in Janssen AI, representing the full initial estimated value of Elan’s 49.9% share of the Janssen AI AIP assets. Janssen AI recorded an impairment charge of $678.9 million, representing its full carrying value of the AIP assets.

As a result of the losses on the investment in associate incurred to date, relating to our share of the losses in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment, and the impairment charge of $117.3 million recognised during 2012, there is an excess of losses over the investment made in Janssen AI at 31 December 2012 of $11.0 million (2011: $Nil). This amount has been recorded as a current liability at 31 December 2012. Elan provided further funding to Janssen AI of $29.9 million during January 2013, which will be recorded in the 2013 financial statements.

As of 31 December 2011, the carrying amount of our Janssen AI investment of $144.0 million was approximately $230 million below our share of Janssen AI’s reported book value of its net assets. This difference related to the lower estimated value of Janssen AI’s AIP assets when the investment was initially recorded, as well as the probability adjustment factor that we incorporated into the carrying value of our 49.9% interest in the Johnson & Johnson contingent funding commitment. The difference in the initial estimated values of the AIP assets was eliminated during 2012 when Elan and Janssen AI recorded impairment charges of $117.3 million and $678.9 million, respectively, representing their respective initial estimated values of the AIP assets. In relation to the asset created by the Johnson & Johnson contingent funding commitment, the difference in the carrying values was eliminated during 2012 when the remaining balance of the initial $500.0 million funding commitment provided by Johnson & Johnson to Janssen AI was spent.

(c) Sales discounts and allowances

Revenue from continuing operations is presented in the Consolidated Income Statement and revenue from discontinued operations is included in net income from discontinued operations that is also presented in the Consolidated Income Statement. We recognise revenue on a gross revenue basis (except for Tysabri revenue) and make various deductions to arrive at net revenue from continuing and discontinued operations. These adjustments are referred to as sales discounts and allowances and are described in detail below. In accordance with the terms of the Tysabri Transaction, we will retain responsibility for all discounts and allowances liabilities related to U.S. Tysabri sales up to the consummation of the Tysabri Transaction.

Sales discounts and allowances include charge-backs, Medicaid rebates, managed healthcare rebates and other contract discounts, cash and other discounts, sales returns, and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgements, and we use information from both internal and external sources, including our historical experience, to generate reasonable and reliable estimates. We believe that we have used reasonable judgements in assessing our estimates, and this is borne out by our historical experience. At 31 December 2012, we had total accruals of $50.5 million (2011: $45.5 million) for sales discounts and allowances, of which approximately 97% related to Tysabri. We have almost seven years of experience for Tysabri and we ceased distributing Maxipime and Azactam in 2010, after more than 10 years experience with both products.

The table below summarises our sales discounts and allowances to adjust gross sales to net revenue for the years ended 31 December for each significant category.

	2012 $m	2011 $m
Gross sales subject to discounts and allowances (including Tysabri U.S. in-market sales)	1,151.4	936.6
Sales discounts and allowances:
Charge-backs	(178.3)	(116.4)
Medicaid rebates	(27.1)	(26.6)
Cash and other discounts	(30.5)	(25.5)
Managed healthcare rebates and other contract discounts	(14.4)	(7.4)
Sales returns	(1.5)	(0.7)
Other adjustments	(14.1)	(12.2)

Total sales discounts and allowances	(265.9)	(188.8)

Net sales subject to discounts and allowances	885.5	747.8
Tysabri U.S. net revenue adjustment	(486.7)	(407.4)
Net Tysabri rest of world (ROW) revenue	316.6	317.6
Royalties	0.7	170.7
Contract revenue	—	9.9

Net revenue from continuing and discontinued operations	716.1	838.6

The net revenue from continuing and discontinued operations is presented in the following reporting lines in the Consolidated Income Statement (in millions):

	2012 $m	2011 $m
Total revenue (continuing operations)	0.2	4.0
Net income/(loss) from discontinued operations	715.9	834.6

Net revenue from continuing and discontinued operations	716.1	838.6

Total sales discounts and allowances were 23.1% of gross revenue subject to discounts and allowances in 2012 and 20.2% in 2011, as detailed in the rollforward below and as further explained in the following paragraphs.

Charge-backs as a percentage of gross revenue subject to discounts and allowances were 15.5% in 2012 and 12.4% in 2011. The increase is due to the growth in Public Health Service (PHS) qualified provider entities during 2012 and the resulting discounts to these entities, as well as the increases in the discounts due to the changes in Tysabri’s wholesaler acquisition cost price in 2012.

The Medicaid rebates as a percentage of gross revenue subject to discounts and allowances were 2.4% in 2012 and 2.8% in 2011. The decrease in 2012 is primarily due to a change in our estimate of the managed Medicaid patient population utilising Tysabri in 2012 as compared to 2011.

Cash and other discounts as a percentage of gross revenue subject to discounts and allowances were 2.6% in 2012 and 2.7% in 2011. Cash and other discounts include cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by customers in the United States.

The managed healthcare rebates and other contract discounts as a percentage of gross revenue subject to discounts and allowances were 1.3% in 2012 and 0.8% in 2011. The increase is primarily attributable to the increase in the number of qualified patients that are eligible for the Tysabri patient co-pay assistance programme and increases in the discounts due to the changes in Tysabri’s wholesaler acquisition cost price.

Sales returns as a percentage of gross revenue subject to discounts and allowances were 0.1% in 2012 and 2011.

The following table sets forth the activities and ending balances of each significant category of adjustments for the sales discounts and allowances:

	Chargebacks $m	Medicaid Rebates $m	Cash and Other Discounts $m	Managed Healthcare Rebates and Other Contract Discounts $m	Sales Returns $m	Other Adjustments $m	Total $m
Balances at 1 January 2011	7.2	18.5	2.8	0.6	6.3	2.5	37.9
Accrual related to sales made in current period	116.4	26.6	25.5	7.4	2.4	12.2	190.5
Accrual related to sales made in prior periods	—	—	—	—	(1.7)	—	(1.7)
Returns and payments	(117.3)	(17.2)	(25.3)	(6.6)	(1.9)	(12.9)	(181.2)

Balances at 31 December 2011	6.3	27.9	3.0	1.4	5.1	1.8	45.5
Accrual related to sales made in current period	178.3	27.1	30.5	14.4	2.4	14.1	266.8
Accrual related to sales made in prior periods	—	—	—	—	(0.9)	—	(0.9)
Returns and payments	(174.9)	(30.9)	(29.0)	(12.7)	(0.5)	(12.9)	(260.9)

Balances at 31 December 2012	9.7	24.1	4.5	3.1	6.1	3.0	50.5

Charge-backs

In the United States, we participate in charge-back programmes with a number of entities, principally the PHS, the U.S. Department of Defense, the U.S. Department of Veterans Affairs, group purchasing organisations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by accruing an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and programme basis, and current contract prices under the charge-back programmes. We consider vendor payments, estimated levels of inventory in the wholesale distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

As described above, there are a number of factors involved in estimating the charge-backs accrual, but the principal factor relates to our estimate of the levels of inventory in the wholesale distribution channel. At 31 December 2012, Tysabri represented approximately 97% of the total charge-backs accrual balance of $9.7 million. If we were to increase our estimated level of inventory in the wholesale distribution channel by one month’s worth of demand for Tysabri, the accrual for charge-backs would increase by approximately $18.9 million. We believe that our estimate of the levels of inventory for Tysabri in the wholesale distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programmes, as well as certain other qualifying federal and state government programmes whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programmes are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on our estimates of Medicaid claims, Medicaid payments, claims processing lag time, inventory in the distribution channel as well as legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programmes, and any new information regarding changes in the Medicaid programmes’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We consider outstanding Medicaid claims, Medicaid payments, claims processing lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience. At 31 December 2012, Tysabri represented approximately 98% of the total Medicaid rebates accrual balance of $24.1 million.

Cash and other discounts

Cash and other discounts include cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by customers in the United States. We account for cash discounts by reducing accounts receivable by the full amount of the discounts. We consider payment performance of each customer and adjust the accrual and revenue periodically throughout each year to reflect actual experience and future estimates.

Managed healthcare rebates and other contract discounts

We offer rebates and discounts to managed healthcare organisations in the United States. We account for managed healthcare rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and programme basis and current contract prices. We consider the sales performance of products subject to managed healthcare rebates and other contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

Sales returns

We account for sales returns by reducing accounts receivable in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

Our sales returns accrual is estimated principally based on historical experience, the estimated shelf life of inventory in the distribution channel, price increases and our return goods policy (goods may only be returned six months prior to expiration date and for up to 12 months after expiration date). We also take into account product recalls and introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

In the event of a product recall, product discontinuance or introduction of a generic product, we consider a number of factors, including the estimated level of inventory in the distribution channel that could potentially be returned, historical experience, estimates of the severity of generic product impact, estimates of continuing demand and our return goods policy. We consider the reasons for, and impact of, such actions and adjust the sales returns accrual and revenue as appropriate.

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the shelf life of inventory in the distribution channel. At 31 December 2012, 90% of the total sales returns accrual balance of $6.1 million (2011: $5.1 million)

related to Tysabri. We believe, based upon both the estimated shelf life and also our historical sales returns experience, that the vast majority of this inventory will be sold prior to the expiration dates, and accordingly believe that our sales returns accrual is appropriate.

During 2012, we recorded adjustments of $0.9 million (2011: $1.7 million) to decrease the sales returns accrual related to sales made in prior periods.

Other adjustments

In addition to the sales discounts and allowances described above, we make other sales adjustments primarily related to estimated obligations for credits to be granted to wholesalers under wholesaler service agreements we have entered into with many of our pharmaceutical wholesale distributors in the United States. Under these agreements, the wholesale distributors have agreed, in return for certain fees, to comply with various contractually defined inventory management practices and to perform certain activities such as providing weekly information with respect to inventory levels of product on hand and the amount of out-movement of product. As a result, we, along with our wholesale distributors, are able to manage product flow and inventory levels in a way that more closely follows trends in prescriptions. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on contractual agreements and other relevant factors, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.

Use of information from external sources

We use information from external sources to identify prescription trends and patient demand, including inventory pipeline data from three major drug wholesalers in the United States. The inventory information received from these wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We also receive information from IMS Health, a supplier of market research to the pharmaceutical industry, which we use to project the prescription demand-based sales for our pharmaceutical products. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information is itself in the form of estimates, and reflect other limitations, including lags between the date as at which third-party information is generated and the date on which we receive such information.

(d) Share-based compensation

In 2012, we recognised total expense for share-based compensation of $45.9 million (2011: $35.3 million). The fair value of share options awarded to employees, directors and non-employees is calculated using a binomial option-pricing model and the fair value of options issued under our EEPP is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our EEPP have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for these options. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting based on the satisfaction of service conditions.

Estimating the fair value of share-based awards at grant or vest date using an option-pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and actual and projected employee exercise behaviours. If factors change and/or we employ different assumptions in estimating the fair value of share-based awards in future periods, the compensation expense that we record for future grants may differ significantly from what we have recorded in the Consolidated Financial Statements. However, we believe we have used reasonable assumptions to estimate the fair value of our share-based awards. For additional information on our share-based compensation, refer to Note 28.

(e) Provisions and contingent liabilities relating to actual or potential administrative proceedings

We are currently involved in legal and administrative proceedings, relating to securities matters, patent matters, product liability matters and other matters, some of which are described in Note 35. We assess the likelihood of any adverse outcomes to these proceedings, including legal matters, as well as probable losses. We record provisions when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount. As at 31 December 2012, we had provided for $1.0 million (2011: $0.7 million), representing our estimate of the costs for the current resolution of these matters.

In March 2011, we paid $203.5 million relating to the agreement-in-principle announced in July 2010, which was finalised with the U.S. Attorney’s Office for the District of Massachusetts in December 2010 to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran (zonisamide), an antiepileptic prescription medicine that we divested in 2004. At 31 December 2010, we held $203.7 million in an escrow account to cover the settlement amount and during 2010 we recorded a $206.3 million reserve charge for the settlement, interest and related costs. This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

We developed estimates in consultation with outside counsel handling our defence in these matters using the facts and circumstances known to us. The factors that we consider in developing our legal settlements provision include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and assessment of the science subject to the litigation, and the likelihood of settlement and state of settlement discussions, if any. We believe that the legal settlement provision that we have established is appropriate based on current facts and circumstances. However, it is possible that other people applying reasonable judgement to the same facts and circumstances could develop a different liability amount. The nature of these matters is highly uncertain and subject to change. As a result, the amount of our liability for certain of these matters could exceed or be less than the amount of our estimates, depending on the outcome of these matters.

(f) Income taxes

A DTA is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. DTAs are reduced to the extent that it is no longer probable that the related income tax benefit will be realised. Significant judgement is required in determining whether it is probable that sufficient future taxable profits will be available against which the asset can be utilised. Our judgements take into account projections of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and category of income in future years could render our current assumptions of recoverability of net DTAs inaccurate. At 31 December 2012 and 2011, we believe there is evidence to support the generation of sufficient future income to conclude that it is probable that the DTAs recognised will be realised in future years.

Significant estimates and judgements are also required in determining our income tax expense. Some of these estimates are based on management’s interpretations of jurisdiction-specific tax laws or regulations and the likelihood of settlement related to tax audit issues. Various internal and external factors may have favourable or unfavourable effects on our future effective income tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, past and future levels of R&D spending, likelihood of settlement, and changes in overall levels of income before taxes. For additional information on our income taxes, refer to Note 11.

5. Revenue

Revenue for the years ended 31 December consisted of the following:

	2012 $m	2011 $m
Product revenue
Royalties	0.7	2.7
Azactam	(0.5)	0.9
Maxipime	—	0.4

Total revenue	0.2	4.0

Royalties of $0.7 million (2011: $2.7 million) relate to legacy products previously owned by us.

We ceased distributing Azactam and Maxipime in 2010. The revenue and adjustments for these products in 2011 and 2012 relates to adjustments to discounts and allowances associated with sales prior to the cessation of distribution.

6. Operating Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM). Our CODM has been identified as Mr. G. Kelly Martin, chief executive officer (CEO). On 16 September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT. Prior to the divestment of the EDT business, our business was organised into two business units: BioNeurology and EDT, and our CEO reviewed the business from this perspective. Following the divestment of EDT, we are organised in a single operating segment structure. Segment performance is evaluated based on operating income/(loss) and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA).

The results of our continuing operations for 2012 and 2011 are set out in the Consolidated Income Statement on page 81. The results of our discontinued operations for 2012 and 2011 are set out in Note 12. A reconciliation of the Adjusted EBITDA of continuing and discontinued operations to the operating loss of continuing and discontinued operations for 2012 and 2011 is set out below.

	Continuing operations		Discontinued operations		Total
	2012 $m	2011 $m	2012 $m	2011 $m	2012 $m	2011 $m
Adjusted EBITDA	(168.1)	(174.9)	361.7	387.9	193.6	213.0
Depreciation and amortisation	(11.5)	(14.8)	(15.1)	(23.5)	(26.6)	(38.3)
Amortised fees	(0.1)	0.6	—	—	(0.1)	0.6
Share-based compensation expense(1)	(29.3)	(21.6)	(9.8)	(11.0)	(39.1)	(32.6)
Other charges	(157.9)	(24.3)	(4.2)	(18.0)	(162.1)	(42.3)
Legal settlement gains	—	—	—	84.5	—	84.5

Operating profit/(loss)	(366.9)	(235.0)	332.6	419.9	(34.3)	184.9

(1)

Share-based compensation expense excludes share-based compensation included in other charges of $6.0 million (2011: $1.1 million), and a share-based compensation expense of $0.8 million (2011: $1.6 million) included in net loss/(gain) on divestment of business.

Entity-wide disclosures

For 2012 and 2011, our revenue is presented below by geographical area. Similarly, total assets, property, plant and equipment, and intangible assets are presented below on a geographical basis at 31 December 2012 and 2011.

Revenue by region (by destination of customers):

	2012 $m	2011 $m
Region:
United States	0.2	1.2
Ireland	—	1.7
Rest of world	—	1.1

Total revenue from continuing operations	0.2	4.0

United States	399.3	459.2
Ireland	—	36.0
Rest of world	316.6	339.4

Total revenue from discontinued operations	715.9	834.6

Total revenue from continuing and discontinued operations	716.1	838.6

Non-current assets by region at 31 December 2012 were as follows:

	Property, Plant & Equipment $m	Other Intangible Assets $m	Investment in Associate $m	Other Non-Current Assets $m	Total Non-current Assets(1) $m
Region:
Country of domicile—Ireland	3.8	35.0	14.0	0.8	53.6
United States	8.9	3.0	—	5.5	17.4

Total assets	12.7	38.0	14.0	6.3	71.0

(1)	Non-current assets exclude financial instruments, DTAs and pension assets.

Non-current assets by region at 31 December 2011 were as follows:

	Property, Plant & Equipment $m	Goodwill and Other Intangible Assets $m	Investment in Associate $m	Other Non-Current Assets $m	Total Non-current Assets(1) $m
Region:
Country of domicile—Ireland	4.8	121.9	681.7	7.7	816.1
United States	78.4	4.6	—	5.7	88.7
Rest of world	—	14.5	—	—	14.5

Total assets	83.2	141.0	681.7	13.4	919.3

(1)	Non-current assets exclude financial instruments, DTAs and pension assets.

Major customers

In 2012, AmerisourceBergen Corporation accounted for 56% (2011: 40%) and Biogen Idec accounted for 44% (2011: 38%) of total continuing and discontinued operations revenue. No other customer or collaborator accounted for more than 10% of total revenue from total continuing and discontinued operations in 2012 and 2011.

7. Other Charges

The principal items classified as other charges include severance, restructuring and other costs, facilities and other asset impairment charges and the Cambridge collaboration termination charge. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analysing certain items.

Included within cost of sales, selling, general and administrative (SG&A) expenses and R&D expenses from continuing operations were total other charges of $157.9 million for 2012 and $24.3 million for 2011 consisting of the following:

	2012
	Cost of Sales $m	SG&A $m	R&D $m	Total $m
(a) Facilities and other asset impairment charges	—	39.6	67.9	107.5
(b) Severance, restructuring and other costs	—	18.0	24.4	42.4
(c) Cambridge collaboration termination charge	—	—	8.0	8.0

Total other net charges	—	57.6	100.3	157.9

	2011
	Cost of Sales $m	SG&A $m	R&D $m	Total $m
(a) Facilities and other asset impairment charges	—	2.6	12.9	15.5
(b) Severance, restructuring and other costs	(0.2)	5.2	3.8	8.8

Total other net charges	—	7.8	16.7	24.3

(a) Facilities and other asset impairment charges

During 2012, we incurred facilities and other asset impairment charges of $107.5 million, which is primarily comprised of asset impairment charges of $66.1 million and lease termination charges of $34.6 million relating to the planned closure of the South San Francisco facility following the separation of the Prothena Business and cessation of our remaining early stage research activities. We also incurred an additional onerous lease charge of $6.4 million relating to EDT’s King of Prussia, Pennsylvania site which closed in 2011, due to a reassessment of the probable sub-lease income to be achieved over the remaining term of the lease.

During 2011, we incurred facilities and other asset impairment charges of $15.5 million, which included asset impairment charges of $3.6 million and lease charges of $11.9 million relating to the consolidation of our facilities in South San Francisco and the closure of EDT’s King of Prussia, Pennsylvania site.

(b) Severance, restructuring and other costs

During 2012, we incurred severance and restructuring charges of $42.4 million, principally relating to the planned closure of the South San Francisco facility and associated reduction in headcount following the separation of the Prothena Business and cessation of our remaining early stage research activities.

During 2011, we incurred severance, restructuring and other costs of $8.8 million, principally relating to a realignment and restructuring of our R&D organisation and reduction of related support activities as well as the reduction in our general and administrative (G&A) activities following the divestment of the EDT business.

(c) Cambridge collaboration termination charge

Following the cessation of our early stage research activities, we terminated our Collaboration Agreement with the University of Cambridge and incurred a charge of $8.0 million.

8. Net Interest and Investment Gains and Losses

For the years ended 31 December net interest and investment gains and losses consisted of the following:

	2012 $m	2011 $m
Interest expense (including amortisation of deferred financing costs):
Interest on 2016 Notes issued October 2009	33.9	54.8
Interest on 2016 Notes issued August 2010	11.5	18.3
Interest on 6.25% Notes	9.6	—
Interest on 2013 Notes	—	32.9
Interest on 2013 Floating Rate Notes	—	0.5

Total debt interest expense	55.0	106.5
Net foreign exchange (gains)/losses	(0.1)	0.7
Other financial losses	1.0	1.3

Interest expense	55.9	108.5

Investment (gains)/losses:
Impairment charges	1.2	—
Gains on disposal of investments	—	(2.4)
Other	—	(0.2)

Investment (gains)/losses	1.2	(2.6)

Interest income	(0.6)	(0.9)
Net losses on investments in associates (refer to Note 9)	235.2	67.7
Net charge on debt retirement	76.1	47.0
Distribution in specie—fair value loss (refer to Note 30)	0.7	—

Net interest and investment gains and losses	368.5	219.7

Investment Gains and Losses

Net investment losses were $1.2 million in 2012, compared to a $2.6 million gain in 2011. The net investment losses in 2012 relate to an impairment of our marketable equity securities. The net investment gains in 2011 are primarily related to the disposal of investment securities.

The framework used for measuring the fair value of our investment securities is described in Note 31. For additional information on our available-for-sale investments, please refer to Note 18.

Net Charge on Debt Retirement

2012

In 2012, we redeemed the outstanding aggregate principal amount of the 8.75% Senior Notes due 2016 issued October 2009 (the 2016 Notes issued October 2009) of $472.1 million and the outstanding aggregate principal amount of the 8.75% Senior Notes due 2016 issued August 2010 (the 2016 Notes issued August 2010) of $152.4 million.

We recorded a net charge on debt retirement of $76.1 million in 2012 in connection with the redemption of this debt. This was comprised of total early redemption premiums of $58.0 million and the write-off of unamortised deferred financing costs and original issue discounts of $18.1 million.

2011

In 2011, following the divestment of EDT, we redeemed the outstanding aggregate principal amount of the 8.875% Senior Fixed Rate Notes due 2013 (the 2013 Fixed Rate Notes) of $449.5 million and the outstanding aggregate principal amount of the Senior Floating Rate Notes Due 2013 (the 2013 Floating Rate Notes) of $10.5 million. We also redeemed $152.9 million of the outstanding aggregate principal amount of the 2016 Notes issued October 2009 and $47.6 million of the outstanding aggregate principal amount of the 2016 Notes issued August 2010.

We recorded a net charge on debt retirement of $47.0 million in 2011 in connection with the redemption of this debt. This was comprised of early redemption premiums of $33.4 million, the write-off of unamortised deferred financing costs and original issue discounts of $10.2 million and transaction costs of $3.4 million.

9. Investments in Associates

The carrying amount of the investments in associates for the years ended 31 December consisted of the following:

	Janssen Al $m	Proteostasis $m	Alkermes $m	Total $m
1 January 2011	209.0	—	—	209.0
Addition	—	20.0	528.6	548.6
Share of net losses of associates—continuing operations	(65.0)	(2.7)	—	(67.7)
Share of net losses of associate—discontinued operations	—	—	(8.2)	(8.2)

31 December 2011	144.0	17.3	520.4	681.7
Share of net losses of associates—continuing operations	(114.6)	(3.3)	—	(117.9)
Impairment of investment in associate—continuing operations	(117.3)	—	—	(117.3)
Share of net losses of associate—discontinued operations	—	—	(15.5)	(15.5)
Addition	76.9	—	—	76.9
Disposal of investment in associate	—	—	(504.9)	(504.9)
Reclassification of excess of losses over investment to current liabilities	11.0	—	—	11.0

31 December 2012	—	14.0	—	14.0

Janssen AI

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. In general, Elan is entitled to a 49.9% share of all net profits generated by Janssen AI beginning from the date Janssen AI becomes net profitable and certain royalty payments upon the commercialisation of products under the AIP collaboration. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialisation of the AIP to the extent the funding is required by the collaboration. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson or a third party elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced. We recorded our investment in Janssen AI as an investment in associate and this investment was initially recognised based on the estimated fair value of the investment acquired, representing the fair value of our proportionate 49.9% share of Janssen AI’s AIP assets and our proportionate 49.9% interest in the Johnson & Johnson contingent funding commitment. The carrying value of $144.0 million at 31 December 2011 was comprised of our share of the Janssen AI AIP assets of $117.3 million and our proportionate 49.9% interest in the Johnson & Johnson contingent funding commitment of $26.7 million.

Our proportionate interest in the Johnson & Johnson contingent funding commitment was remeasured at 31 December 2011 to reflect changes in the probability that the cash will be spent and thereby give rise to the expected cash flows under the commitment, and to reflect the time value of money. As at 31 December 2011, the range of assumed probabilities applied to the expected cash flows was 95%-79%. The range of discount rates applied remained at 1%-1.5%, which was also the range used for initial recognition. The remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment as at 31 December 2011 resulted in an increase in the carrying value of our investment in associate of $42.9 million, which was offset by our share of Janssen AI’s losses of $107.9 million, resulting in a net loss of $65.0 million in the Consolidated Income Statement for the year ended 31 December 2011. During 2012, the remaining balance of the initial $500.0 million funding commitment, which amounted to $57.6 million at 31 December 2011, was spent. Subsequent to the full utilisation of the initial $500.0 million funding commitment, we provided funding of $76.9 million to Janssen AI during 2012.

On 6 August 2012, Johnson & Johnson issued a press release announcing the discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies. As a result of the discontinuation, we recorded a non-cash impairment charge of $117.3 million on our Janssen AI investment in associate, representing the full initial estimated value of Elan’s 49.9% share of the Janssen AI AIP assets. Janssen AI recorded an impairment charge of $678.9 million representing its full carrying value of the AIP assets.

As a result of the losses on the investment in associate incurred to date, relating to our share of the losses in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment, and the impairment charge of $117.3 million recognised during 2012, there is an excess of losses over the investment made in Janssen AI at 31 December 2012 of $11.0 million (2011: $Nil). This amount has been recorded as a current liability at 31 December 2012. In addition, Elan provided further funding to Janssen AI of $29.9 million during January 2013, which will be recorded in the 2013 financial statements.

As of 31 December 2011, the carrying amount of our Janssen AI investment of $144.0 million was approximately $230 million below our share of Janssen AI’s reported book value of its net assets. This difference related to the lower estimated value of Janssen AI’s AIP assets when the investment was initially recorded, as well as the probability adjustment factor that we incorporated into the carrying value of our 49.9% interest in the Johnson & Johnson contingent funding commitment. The difference in the initial estimated values of the AIP assets was eliminated during 2012 when Elan and Janssen AI recorded impairment charges of $117.3 million and $678.9 million, respectively, representing their respective initial estimated values of the AIP assets. In relation to the asset created by the Johnson & Johnson contingent funding commitment, the difference in the carrying amounts was eliminated during 2012 when the remaining balance of the initial $500.0 million funding commitment provided by Johnson & Johnson to Janssen AI was spent.

Summarised financial information of Janssen AI is presented below. The balance sheet amounts are presented as at 31 December of each year. The income statement amounts are for the years to 31 December 2012 and 2011.

	2012 $m	2011 $m
Current assets	41.9	12.9
Non-current assets	9.3	688.6
Current liabilities	60.6	60.2
Non-current liabilities	0.9	8.9
R&D expenses for the year	188.7	185.3
Asset impairment charge	678.9	—
Net loss for the year	913.7	216.3

Proteostasis

In May 2011, we invested $20.0 million into equity capital of Proteostasis and became a 24% shareholder. Our $20.0 million equity interest in Proteostasis has been recorded as an investment in associate on the Consolidated Balance Sheet. The net loss recorded on the investment in associate in 2012 was $3.3 million (2011: $2.7 million), representing our share of the net losses of Proteostasis. At 31 December 2012, we held approximately 21% of the total issued share capital of Proteostasis.

Alkermes plc

In connection with the divestment of our EDT business on 16 September 2011, we received 31.9 million ordinary shares of Alkermes plc, which represented approximately 25% of the equity of Alkermes plc at the close of the transaction. Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at a carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction. The carrying amount was approximately $300 million higher than our share of the book value of the net assets of Alkermes plc. Based on our assessment of the fair value of the net assets of Alkermes plc on the date of the transaction, this difference principally related to identifiable intangible assets and goodwill attributable to the Alkermes, Inc. Business prior to its acquisition of EDT.

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc. Following the sale, our remaining equity interest of approximately 6%, (7.75 million ordinary shares of Alkermes plc), was classified as an available for- sale investment with an initial carrying value of $134.1 million and equity method accounting no longer applied to this investment. See Note 12 for additional information on the disposal of shares in Alkermes plc.

During 2012, we recorded a net loss on the investment in associate of $12.5 million (2011: $4.3 million) related to our share of the losses of Alkermes plc in the period prior to the disposal of the 24.15 million ordinary shares of Alkermes plc. We also recorded an expense of $3.0 million (2011: $3.9 million) related to the amortisation of a basis difference between the carrying amount of our investment in the associate and our share of the book value of the assets of Alkermes plc.

On 31 January 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on 6 February 2013 and we received proceeds of $169.7 million. We will recognise a realised gain on the disposal of the Alkermes plc available-for-sale investment of $35.6 million in the 2013 Consolidated Financial Statements.

For additional information on the EDT transaction with Alkermes, Inc. refer to Note 12.

10. Loss Before Tax

The loss before tax from continuing and discontinued operations has been arrived at after charging the following items:

	2012 $m	2011 $m
Auditor’s remuneration:
The following fees were payable to KPMG Ireland:
Audit and assurance services(1)(2)	1.8	1.8
Tax advisory services(3)	0.8	0.8

	2.6	2.6
The following fees were payable to other KPMG firms outside of Ireland:
Audit and assurance services	0.4	0.2
Tax advisory services	0.9	0.4

	1.3	0.6

Total fees	3.9	3.2

Directors’ emoluments:
Share-based compensation expense	8.5	6.2
Fees	1.0	1.1
Other emoluments and benefits in kind	2.3	3.3
Pension contributions	—	0.1
Payments to retired directors	0.1	—

Total directors’ emoluments	11.9	10.7

Amortisation of intangible and other assets	16.4	18.4
Depreciation of property, plant and equipment	10.2	19.9
Gain on disposal of property, plant and equipment	—	(0.2)
Impairment of property, plant and equipment	64.3	10.0
Impairment of intangible assets	1.8	0.3
Loss/(gain) on divestment of business	17.9	(644.0)
Operating lease rentals:
Premises	19.0	23.4
Plant and equipment	0.2	0.4
Sublease income	(2.8)	(2.8)

(1)

Audit and assurance services include fees related to the audit of our Consolidated Financial Statements of $1.1 million (2011: $1.1 million). Other assurance services are for assurance and related services that are traditionally performed by the independent auditor, including comfort letters, statutory audits, interim reviews, due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

(2)	In 2012, $0.1 million (2011: $0.1 million) of audit services fees relates to the Parent Company.

(3)	Tax fees consist of fees for professional services for tax compliance and various tax advice.

For additional information regarding directors’ shareholdings, share options and compensation, please refer to the Report of the Leadership, Development and Compensation Committee (LDCC) on pages 66 to 76 which forms part of the Directors’ Report.

11. Income Tax

The components of the income tax (benefit)/expense for the years ended 31 December from continuing and discontinued operations were as follows:

	2012 $m	2011 $m
Continuing Operations
Current tax expense/(benefit)	0.1	(7.2)
Deferred tax (benefit)/expense—origination and reversal of timing differences	(371.6)	20.4

Income tax (benefit)/expense—continuing operations	(371.5)	13.2

Discontinued Operations
Current tax expense	—	—
Deferred tax expense	60.7	57.9

Income tax expense—discontinued operations	60.7	57.9

Total Operations
Current tax expense/(benefit)	0.1	(7.2)
Deferred tax (benefit)/expense—origination and reversal of timing differences	(310.9)	78.3

Total income tax (benefit)/expense	(310.8)	71.1

The 2012 income tax benefit for continuing and discontinued operations of $310.8 million reflects federal and state income taxes at standard rates in the jurisdictions in which we operate and includes a deferred tax benefit of $310.9 million.

The 2011 income tax expense for continuing and discontinued operations of $71.1 million reflects federal and state income taxes at standard rates in the jurisdictions in which we operate, foreign withholding tax and includes a deferred tax expense of $78.3 million.

The 2012 deferred tax benefit for continuing and discontinued operations of $310.9 million includes an Irish deferred tax benefit of $335.0 million and U.S. deferred tax expense of $24.1 million. The Irish deferred tax benefit of $335.0 million relates primarily to the recognition of DTAs, the benefits of which will more likely than not be recognised by offsetting Irish taxable income arising from the Tysabri divestment announced on 6 February 2013. The U.S. deferred tax expense of $24.1 million relates primarily to changes in the expected recoverability of our U.S. federal and state DTAs given the reduced recurring U.S. income going forward, following the proposed Tysabri divestment.

The 2011 deferred tax expense from continuing and discontinued operations of $78.3 million includes one-time non-cash charges of $60.8 million. Of the $60.8 million one-time charges, $17.9 million is due to changes in the expected recoverability of our federal tax credits following the sale of EDT and $42.9 million arises due to the application of new state tax income attribution rules. Following the introduction of these new state tax income attribution rules, we no longer expected to benefit from certain state tax loss and credit carry forwards and therefore reduced our state DTAs by this amount.

A reconciliation of the expected tax (benefit)/expense for continuing operations is computed by applying the standard Irish tax rate to the loss before tax and the reconciliation to the actual tax expense is as follows:

	2012 $m	2011 $m
Net loss before tax from continuing operations	(735.4)	(454.7)
Irish standard tax rate	12.5%	12.5%
Taxes at the Irish standard rate	(91.9)	(56 8)
Irish income at rates other than the standard rate	0.1	0.6
Foreign income at rates other than the Irish standard rate	(50.5)	(43.1)
Impact of new state tax rules	—	42.9
Current year losses surrendered against profits arising in discontinued operations	34.0	37.0
Change in expected recovery of DTAs	(285.8)	17.9
Expenses/losses creating no income tax benefit	2.6	9.2
Impairment of carrying value of Janssen Al investment	16.3	—
Other	3.7	5.5

Income tax (benefit)/expense on net loss	(371.5)	13.2

The foreign rate differential reconciling item of $50.5 million for 2012 was comprised primarily of a $32.3 million tax reduction related to Bermudian income, a $1.1 million tax reduction related to ROW income and a $17.1 million benefit related to U.S. losses. The foreign rate differential reconciling item of $43.1 million for 2011 was comprised primarily of a $33.2 million tax reduction related to the Bermudian income, a $11.3 million benefit related to U.S. losses partially offset by an increase of $1.4 million related to ROW income.

The change in expected recovery of DTAs reconciling item of $285.8 million for 2012 relates primarily to the recognition of Irish DTAs expected to be utilised in 2013 as a result of the Tysabri divestment. This is partially offset by a U.S. deferred tax expense arising from changes in the expected recoverability of our U.S. federal and state DTAs given the reduced recurring U.S. income going forward, following the Tysabri divestment.

Our net deferred taxation asset at 31 December was as follows:

	2012 $m	2011 $m
Deferred taxation liabilities:
Property, plant and equipment	—	(0.3)

Total deferred taxation liabilities	—	(0.3)

Deferred taxation assets:
Reserves/provisions, tax credits and capitalised items	43.2	85.0
Deferred interest	38.5	5.1
Net operating losses	309.0	6.1
Share-based compensation—net operating losses	95.8	165.7
Share-based compensation—outstanding awards	—	18.2

Total deferred taxation assets	486.5	280.1

Net deferred taxation asset	486.5	279.8

The movement in deferred tax balances during the year were as follows:

	Balance 1 January 2012 $m	Recognised in Profit or Loss $m	Recognised in Equity $m	Balance 31 December 2012 $m
Deferred taxation liabilities:
Property, plant and equipment	(0.3)	0.3	—	—

Total deferred taxation liabilities	(0.3)	0.3	—	—

Deferred taxation assets:
Reserves/provisions, tax credits and capitalised items	85.0	(41.8)	—	43.2
Deferred interest	5.1	33.4	—	38.5
Net operating losses	6.1	302.9	—	309.0
Share-based compensation—net operating losses	165.7	16.1	(86.0)	95.8
Share-based compensation—outstanding awards	18.2	—	(18.2)	—

Total deferred taxation asset	280.1	310.6	(104.2)	486.5

Net deferred taxation asset	279.8	310.9	(104.2)	486.5

	Balance 1 January 2011 $m	Recognised in Profit or Loss $m	Recognised in Equity $m	Balance 31 December 2011 $m
Deferred taxation liabilities:
Property, plant and equipment	(4.4)	4.1	—	(0.3)

Total deferred taxation liabilities	(4.4)	4.1	—	(0.3)

Deferred taxation assets:
Reserves/provisions, tax credits and capitalised items	140.4	(55.4)	—	85.0
Deferred interest	3.2	1.9	—	5.1
Net operating losses	35.2	(29.1)	—	6.1
Share-based compensation—net operating losses	157.5	0.2	8.0	165.7
Share-based compensation—outstanding awards	4.8	—	13.4	18.2

Total deferred taxation asset	341.1	(82.4)	21.4	280.1

Net deferred taxation asset	336.7	(78.3)	21.4	279.8

The 2012 net increase in DTAs of $206.7 million includes a reduction of $104.2 million in share-based compensation DTAs recognised in shareholders’ equity, within the share-based compensation reserve. This reduction arises primarily as a result of changes in the expected recoverability of these DTAs given the reduced recurring U.S. income going forward, following the Tysabri divestment.

The 2011 net decrease in DTAs of $56.9 million includes an increase of $21.4 million in share-based compensation DTAs recognised in shareholders’ equity, within the share-based compensation reserve. This increase is due primarily to additional equity Net Operating Losses (NOLs) arising during 2011 and a higher value attributable to outstanding equity awards as result of a higher closing share price as at 31 December 2011.

The following DTAs have not been recognised in the balance sheet as it is not probable that the assets will be realised in the future:

	2012 $m	2011 $m
Net operating losses	45.3	317.5
Share based compensation	85.6	—
Tax credits	82.5	52.2
Reserves/provision and capitalised items	7.5	10.6
Deferred interest	224.6	231.3
Other	27.0	13.0

Total	472.5	624.6

The gross amount of unused tax loss carry forwards with their expiry dates is as follows:

	Ireland 2012 $m	U.S. State 2012 $m	U.S. Federal 2012 $m	Rest of World 2012 $m	Total 2012 $m
One year	—	—	—	5.0	5.0
Two years	—	—	—	—	—
Three years	—	41.0	—	—	41.0
Four years	—	83.3	—	1.1	84.4
Five years	—	18.9	—	0.9	19.8
More than five years	2,615.5	79.4	523.4	—	3,218.3

Total	2,615.5	222.6	523.4	7.0	3,368.5

	Ireland 2011 $m	U.S. State 2011 $m	U.S. Federal 2011 $m	Rest of World 2011 $m	Total 2011 $m
One year	—	2.3	—	8.6	10.9
Two years	—	—	—	5.5	5.5
Three years	—	—	—	—	—
Four years	—	41.0	—	—	41.0
Five years	—	83.3	—	—	83.3
More than five years	2,477.0	74.8	494.6	0.7	3,047.1

Total	2,477.0	201.4	494.6	14.8	3,187.8

At 31 December 2012, certain of our Irish subsidiaries had net operating loss carryovers for income tax purposes of $2,615.5 million. These can be carried forward indefinitely but are limited to the same trade/trades.

At 31 December 2012, certain U.S. subsidiaries had net operating loss carryovers for federal income tax purposes of approximately $523.4 million and for state income tax purposes of approximately $222.6 million. These net operating losses include share option deductions. The federal net operating losses expire from 2018 to 2032. The state net operating losses expire from 2015 to 2032. In addition, at 31 December 2012, certain U.S. subsidiaries had federal research credit carryovers of $40.0 million; orphan drug credit carryovers of $9.7 million and alternative minimum tax (AMT) credits of $6.0 million. The $40.0 million of research credits will expire from 2018 through 2031 and the $9.7 million of orphan drug credits will expire from 2018 through 2020. The AMT credits will not expire. It is more likely than not that the $40.0 million of research credits and the $9.7 million of orphan drug credits will not be utilised before they expire, therefore, we have not recognised a DTA in respect of these credits. Certain U.S. subsidiaries also had state credit carryovers of $50.3 million ($32.7 million net of federal tax benefit), mostly related to state research credits, which can be carried to subsequent tax years indefinitely. However due to the reduced recurring U.S. income going forward following the Tysabri divestment, in addition to the availability of net operating loss carryovers, it is more likely than not that the U.S. subsidiaries will not benefit from these state research credit carryovers. On that basis, we have not recognised a DTA in respect of these credits.

The remaining loss carryovers of $7.0 million have arisen in The Netherlands and are subject to time limits and other local rules.

We have not had “changes in ownership” as described in the U.S. Internal Revenue Code Section 382 in 2012 or 2011.

No taxes have been provided for the unremitted earnings of our overseas subsidiaries as any tax basis differences relating to investments in these overseas subsidiaries are considered to be permanent in duration. No taxable remittances have occurred during the last three years. Cumulative unremitted earnings of overseas subsidiaries totalled approximately $3,235.9 million at 31 December 2012 (2011: $2,973.9 million). Unremitted earnings may be liable to Irish taxation (potentially at a rate of 12.5%) if they were to be distributed as dividends.

Our tax balance at 31 December was as follows:

	2012 $m	2011 $m
Income tax prepayments	(3.3)	(3.2)
Income tax payable—non-current	4.0	5.5
Income tax payable—current	1.0	0.1

Total	1.7	2.4

12. Discontinued Operations

Tysabri

On 6 February 2013, we announced that we had entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialisation of Tysabri. In accordance with the terms of the transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. We will recognise a gain on the disposal of the Tysabri business of approximately $3 billion in the 2013 Consolidated Financial Statements. On 8 March 2013, we provided an update on the Tysabri Transaction. Two material closing conditions in connection with the Tysabri Transaction were the review process under the Hart-Scott-Rodino Antitrust Improvements Act in the United States and the review by the Spanish Competition Authority in Europe. The waiting period for the U.S. antitrust review under HSR expired on 8 March 2013. This followed the clearance on 6 March 2013, of the Tysabri Transaction by the Spanish Competition Authority. Consequently, in accordance with the terms of the Asset Purchase Agreement, and assuming satisfaction of the other closing conditions, closing is expected to occur during the second quarter of 2013.

As a result of the decision to dispose of the Tysabri asset rights, the results of Tysabri for the year ended 31 December 2012 are presented as a discontinued operation in the Consolidated Income Statement and the comparative amounts have been restated to reflect this classification. The assets of the Tysabri business have been presented as held for sale as of 31 December 2012. Refer to Note 23 for additional information on these assets held for sale.

Prothena

On 20 December 2012, we completed the separation of the Prothena Business into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on 21 December 2012. Prothena focuses on the discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion. The separation of the Prothena Business from Elan was completed through a demerger under Irish law. The demerger was effected by Elan transferring our wholly-owned subsidiaries comprising the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. Prothena’s issuance of its outstanding shares constituted a deemed in specie distribution by Elan to Elan shareholders. Each Elan shareholder received one Prothena ordinary share for every 41 Elan ordinary shares or Elan ADSs held. For additional information on the Prothena distribution in specie, refer to Note 30.

Immediately following the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment was recorded as an available for sale investment on the Consolidated Balance Sheet at an initial fair value of $22.9 million.

The financial results of the Prothena Business for the period up to 20 December 2012, the effective date of the separation, have been presented as a discontinued operation in the 2012 Consolidated Income Statement and comparative amounts have been restated to reflect this classification.

EDT

On 16 September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT following the approval of the merger by Alkermes, Inc. shareholders on 8 September 2011. Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc common shares. At the close of the transaction, we held approximately 25% of the equity of Alkermes plc, with the existing shareholders of Alkermes, Inc. holding the remaining 75% of the equity. Alkermes plc shares are registered in the United States and trade on the NASDAQ stock market. Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

The results of EDT were presented as a discontinued operation in the 2011 Consolidated Income Statement and the comparative amounts have been restated to reflect this classification.

(a) Income statement

The income statement financial information relating to Tysabri for the years ended 31 December 2012 and 2011; the Prothena Business for the period up to 20 December 2012 and the year ended 31 December 2011; and the EDT business for the years ended 31 December 2012 and 2011, are set out below (in millions):

	Tysabri	Prothena	EDT	Total
	2012 $m	2012 $m	2012 $m	2012 $m
Revenue	715.9	—	—	715.9
Cost of sales	272.9	—	—	272.9

Gross profit	443.0	—	—	443.0
Selling, general and administrative expenses	14.4	2.0	—	16.4
Research and development expenses	62.7	31.3	—	94.0

Operating profit	365.9	(33.3)	—	332.6
Net interest and investment gains and losses:
Net gain on disposal of investment in associate	—	—	(10.1)	(10.1)
Net loss on investments in associates	—	—	15.5	15.5

Net interest and investment gains and losses	—	—	5.4	5.4

Net income/(loss) before tax from discontinued operations	365.9	(33.3)	(5.4)	327.2
Income tax expense/(benefit)	65.7	(5.0)	—	60.7

Net income/(loss) before net gain on divestment from discontinued operations	300.2	(28.3)	(5.4)	266.5
Net loss on divestment of business	—	(17.9)	—	(17.9)

Net income/(loss) from discontinued operations (net of tax)	300.2	(46.2)	(5.4)	248.6

	Tysabri	Prothena	EDT	Total
	2011 $m	2011 $m	2011 $m	2011 $m
Revenue	656.7	—	177.9	834.6
Cost of sales	245.4	—	67.2	312.6

Gross profit	411.3	—	110.7	522.0
Selling, general and administrative expenses	17.7	1.6	26.1	45.4
Research and development expenses	68.6	23.7	48.9	141.2
Legal settlement gains	—	—	(84.5)	(84.5)

Operating profit	325.0	(25.3)	120.2	419.9
Net interest and investment gains and losses:
Net interest expense	—	—	0.1	0.1
Net loss on investment in associate	—	—	8.2	8.2

Net interest expense	—	—	8.3	8.3

Net income/(loss) before tax from discontinued operations	325.0	(25.3)	111.9	411.6
Income tax expense/(benefit)	56.4	(2.5)	4.0	57.9

Net income/(loss) before net gain on divestment from discontinued operations	268.6	(22.8)	107.9	353.7
Net gain on divestment of EDT business	—	—	644.0	644.0

Net income from discontinued operations (net of tax)	268.6	(22.8)	751.9	997.7

(b) Cash flows

The cash flows attributable to discontinued operations for the years ended 31 December 2012 and 2011 are set out below (in millions):

	Tysabri	Prothena	EDT	Total
	2012 $m	2012 $m	2012 $m	2012 $m
Net cash provided by/(used in) operating activities	383.0	(53.0)	—	330.0
Net cash used in financing activities	—	(125.0)	—	(125.0)
Net cash (used in)/provided by investing activities	—	(1.3)	380.9	379.6

Net cash provided by/(used in) discontinued operation	383.0	(179.3)	380.9	584.6

	Tysabri	Prothena	EDT	Total
	2011 $m	2011 $m	2011 $m	2011 $m
Net cash provided by/(used in) operating activities	338.8	(19.7)	114.4	433.5
Net cash (used in)/provided by investing activities	—	(0.6)	492.2	491.6

Net cash provided by/(used in) discontinued operation	338.8	(20.3)	606.6	925.1

(c) Revenue

Tysabri Revenue:

Until the Tysabri Transaction closes, Tysabri continues to be marketed by Elan in collaboration with Biogen Idec. The Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture (as defined by IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

The Tysabri collaboration operating profit is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from the sale of Tysabri plus our directly incurred collaboration expenses on these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration. Our actual operating profit on Tysabri differs from our share of the collaboration operating profit because certain Tysabri-related expenses are not shared through the collaboration, and certain unique risks are retained by each party.

Global in-market net sales of Tysabri were as follows:

	2012 $m	2011 $m
United States	886.0	746.5
ROW	745.1	764.1

Total Tysabri global in-market net sales	1,631.1	1,510.6

For 2012, we recorded net Tysabri revenue of $715.9 million, which was calculated as follows:

	U.S. 2012 $m	ROW 2012 $m	Total 2012 $m
Tysabri in-market sales	886.0	745.1	1,631.1
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(410.0)	(316.3)	(726.3)

Tysabri collaboration operating profit	476.0	428.8	904.8

Elan’s 50% share of Tysabri collaboration operating profit	238.0	214.4	452.4
Elan’s directly incurred costs	161.3	102.2	263.5

Net Tysabri revenue	399.3	316.6	715.9

For 2011, we recorded net Tysabri revenue of $656.7 million, which was calculated as follows:

	U.S. 2011 $m	ROW 2011 $m	Total 2011 $m
Tysabri in-market sales	746.5	764.1	1,510.6
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(336.0)	(349.3)	(685.3)

Tysabri collaboration operating profit	410.5	414.8	825.3

Elan’s 50% share of Tysabri collaboration operating profit	205.2	207.4	412.6
Elan’s directly incurred costs	133.9	110.2	244.1

Net Tysabri revenue	339.1	317.6	656.7

EDT Revenue:

Revenue from the EDT business for the period up to 16 September 2011, the date of divestment of the EDT business, consisted of the following:

2011 $m
Product revenue:
Manufacturing revenue and royalties:
TriCor® 145	35.5
Focalin® XR/Ritalin® LA	25.9
Ampyra®	22.6
Verelan®	18.1
Naprelan	5.9
Other	60.0

Total manufacturing revenue and royalties	168.0

Contract revenue:
Research revenue	6.0
Milestone payments	3.9

Total contract revenue	9.9

Total revenue from the EDT business	177.9

(d) Other charges

Prothena did not incur any other gains and charges in the period to 20 December 2012, or for the year ended 31 December 2011. Other net gains and charges from Tysabri for the years ended 31 December 2012 and 2011 and the EDT business for the period up to 16 September 2011, the date of divestment of the EDT business, consisted of the following:

	2012
	Cost of Sales $m	SG&A $m	R&D $m	Total $m
Severance, restructuring and other costs	0.5	3.0	0.7	4.2

Total other charges from discontinued operations	0.5	3.0	0.7	4.2

	2011
	Cost of Sales $m	SG&A $m	R&D $m	Total $m
Severance, restructuring and other costs	0.2	2.3	9.1	11.6
Asset impairment charges	—	—	6.4	6.4

Total other charges from discontinued operations	0.2	2.3	15.5	18.0

During 2012, we incurred severance restructuring and other costs of $4.2 million related to the Tysabri business resulting from the closure of the South San Francisco facility and associated reduction in headcount.

During 2011, severance restructuring and other costs of $11.6 million were incurred related to discontinued operations, including $1.6 million related to the Tysabri business and $10.0 million related to the closure of EDT’s King of Prussia, Pennsylvania site.

During 2011, EDT incurred asset impairment charges of $6.4 million, principally relating to the closure of EDT’s King of Prussia, Pennsylvania site.

(e) Legal settlement gains

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis Biosciences, Inc. (Abraxis, since acquired by Celgene Corporation) had infringed a patent owned by EDT in relation to the application of NanoCrystal® technology to Abraxane®. EDT was awarded $55 million, applying a royalty rate of 6% to sales of Abraxane from 1 January 2005 through 13 June 2008 (the date of the verdict), though the judge had yet to rule on post-trial motions or enter the final order. This award and damages associated with the continuing sales of the Abraxane product were subject to interest. In February 2011, EDT entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, EDT received $78.0 million in full and final settlement in March 2011 and recorded a gain of this amount.

During 2011, EDT entered into an agreement with Alcon Laboratories, Inc. (Alcon) to settle litigation in relation to the application of NanoCrystal technology. As part of the settlement agreement with Alcon, EDT received $6.5 million in full and final settlement.

(f) Net gain on divestment of business

Disposal of the Prothena business

The net loss recorded on the divestment of the Prothena Business during 2012 was $17.9 million primarily comprised of divestment transaction costs and other costs of $17.1 million and a share-based compensation charge of $0.8 million.

Disposal of the EDT business

The net gain recorded on divestment of the EDT business during 2011 amounted to $644.0 million, principally reflecting the carrying amount of our investment in Alkermes plc at the close of the transaction and the $500.0 million in total cash consideration less the carrying amount of the divested net assets of the EDT business along with transaction and other costs.

The net gain of $644.0 million recorded in 2011 was calculated as follows:

$m
Cash consideration	500.0
Investment in Alkermes plc	528.6

Total consideration	1,028.6

Property, plant and equipment	(202.0)
Goodwill and other intangible assets	(68.6)
Working capital and other net assets	(73.4)
Pension plan curtailment gain	6.3
Foreign currency translation reserve	(11.1)
Transaction and other costs	(35.8)

Net gain on divestment of business	644.0

(g) Net gain on disposal of investment in associate

Following the completion of the merger between Alkermes, Inc. and EDT in September 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares) at the close of the transaction. Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc and received net proceeds of $380.9 million, after deduction of underwriter and other fees.

The net gain on disposal of $10.1 million was calculated as follows:

2012 $m
Proceeds from sale of shares	398.5
Fair value of available-for-sale investment retained	134.1
Carrying value of investment in associate disposed	(504.9)
Transaction costs	(17.6)

Gain on disposal of investment in associate	10.1

The initial fair value of the available-for-sale investment in Alkermes plc was based on the closing Alkermes plc share price on the date significant influence ended of $17.30 per share. The carrying value of this available-for-sale investment at 31 December 2012 was $143.5 million.

On 31 January 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on 6 February 2013 and we received proceeds of $169.7 million. We will recognise a realised gain on the disposal of the Alkermes plc available-for-sale investment of $35.6 million in the 2013 Consolidated Financial Statements.

(h) Net loss on investments in associates

For the year ended 31 December 2012, we recorded a net loss on investments in associates of $15.5 million (2011: $8.2 million) related to our share of the losses of Alkermes plc in the period prior to the disposal of the 24.15 million ordinary shares of Alkermes plc.

For additional information relating to our investments in associates, refer to Note 9 to the Consolidated Financial Statements. For additional information relating to our available for sale investments, refer to Note 18.

(i) Provision for income tax

The net tax charge attributable to discontinued operations for the year ended 31 December 2012 reflects Irish and U.S. income taxes on Tysabri profits and an Irish and U.S. tax benefit on Prothena losses.

The net tax charge attributable to discontinued operations for the year ended 31 December 2011 reflects Irish and U.S. income taxes on Tysabri profits, an overall tax benefit on Prothena Business losses and an overall tax charge on EDT profits.

The net tax charges for the years ended 31 December 2012 and 2011 have been classified as deferred as the net profits attributed to discontinued operations were offset by losses arising in continuing operations. A corresponding net tax benefit reflecting this offset has been included in the deferred taxes attributable to continuing operations in the Consolidated Income Statement for each of the two years ended 31 December 2012 and 2011.

13. Net Loss per Share

Basic earnings/(loss) per share is computed by dividing the net income/(loss) for the period available to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the period. Diluted earnings/(loss) per share is computed by dividing the net income/(loss) for the period by the weighted average number of Ordinary Shares outstanding and, when dilutive, adjusted for the effect of all potentially dilutive shares, including share options and Restricted Stock Units (RSUs).

The following table sets forth the computation for basic and diluted net loss per share for the years ended 31 December:

	2012	2011
Numerator (amounts in $m):
Basic and diluted net loss from continuing operations	$(363.9)	$(467.9)
Basic and diluted net income from discontinued operations	$248.6	$997.7
Basic and diluted net income/(loss) for the period available to ordinary shareholders	$(115.3)	$529.8
Basic and diluted earnings/(loss) per share
Denominator (amounts in millions):
Basic and diluted weighted-average shares outstanding (in millions)—continuing, discontinued and total operations	592.4	587.6
Basic and diluted earnings/(loss) per share:
From continuing operations	$(0.61)	$(0.80)
From discontinued operations(1)	$0.42	$1.70
Total attributable to the ordinary equity holders of the Parent Company	$(0.19)	$0.90

(1)	As net losses from continuing operations were recorded in 2012 and 2011, the dilutive potential shares are anti-dilutive for the earnings per share from discontinued operations.

As at 31 December 2012, there were 21.6 million (2011: 23.4 million) share options and RSUs outstanding that could potentially have had a dilutive impact but were anti-dilutive in 2012 and 2011.

On 22 February 2013, we announced that, upon the closing of the Tysabri Transaction, we would institute a share repurchase programme by utilising $1 billion of the upfront proceeds from the Tysabri Transaction (the “Share Repurchase”). As announced on 8 March 2013, the Share Repurchase will be effected through a tender offer, which commenced on 11 March 2013, by way of a Dutch Auction. The price range is $11.25 to $13.00. Pursuant to the tender offer, J&E Davy will purchase tendered shares at the lowest price possible that will enable them to purchase up to the aggregate repurchase amount of $1.0 billion. All shares purchased in the tender offer will be purchased at the same price, even if the shareholder tendered at a lower price. In the event that the Share Repurchase is over-subscribed, J&E Davy will purchase less than all of the shares that are tendered at or below the purchase price on a pro rata basis. We will subsequently purchase from J&E Davy all of the shares purchased by them pursuant to the tender offer.

14. Payroll and Related Benefits

The aggregate payroll costs of employees from continuing and discontinued operations were as follows:

	2012 $m	2011 $m
Wages and salaries	70.0	126.5
Social security costs	5.4	9.6
Pension costs of defined contribution plans	2.2	3.6
Share-based compensation	45.9	35.3
Charge in respect of defined benefit plans	3.1	4.5
Pension plan curtailment gain	—	(6.3)

Total payroll costs	126.6	173.2

The average number of employees was as follows:

	2012	2011
R&D	191	341
Sales and administration	166	217
Manufacturing	7	344

Average number of persons employed	364	902

15. Pension and Other Employee Benefit Plans

Pensions

(i) Defined benefit schemes

We fund the pensions of certain employees based in Ireland through two defined benefit plans. These plans were closed to new entrants from 31 March 2009 and a defined contribution plan was established for employees in Ireland hired after this date. In general, on retirement, eligible employees in the staff scheme are entitled to a pension calculated at 1/60th (1/52nd for the executive scheme) of their final salary for each year of service, subject to a maximum of 40 years. These plans are managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a qualified professional actuary. The investments of the plans at 31 December 2012 consisted of units held in independently administered funds.

The principal actuarial assumptions used for the purpose of the actuarial valuations were as follows:

	31 December 2012	31 December 2011
Discount rate	3.3%	4.3%
Return on plan assets	4.3%	5.5%
Inflation rate	2.0%	2.0%
Pension increases in payment (where applicable)(1)	2.0%	2.0%
Future salary increases	3.4%	3.4%

(1)	Pension increases in payment are in line with inflation (capped at 5%) for certain members and nil for other members.

The discount rate of 3.3% at 31 December 2012 was determined by reference to yields on high-quality fixed-income investments, having regard to the duration of the plans’ liabilities. The average duration of both defined benefit plans is greater than 20 years. Since no significant market exists for high-quality fixed income investments in Ireland and, following the crisis in the credit markets, the number of AA-rated corporate bonds with long durations is limited, the assumed discount rate of 3.3% per annum at 31 December 2012, was determined based on a yield curve derived by reference to government bonds with an added corporate bond spread derived from the Merrill Lynch 10+ AA corporate bond index.

As at 31 December 2012, the expected long-term rate of return on assets of 4.3% (2011: 5.5%) was calculated based on the assumptions of the following returns for each asset class:

	31 December 2012	31 December 2011
Equities	6.5%	7.0%
Property	5.5%	6.0%
Bonds	3.0%	3.5%
Cash	2.0%	2.0%
Absolute return fund	4.5%	6.0%

As at 31 December 2012, the assumed return on equities has been derived as the assumed return on bonds plus an assumed equity risk premium of 3.5% (2011: 3.5%).

As at 31 December 2012, the expected return on property has been chosen by allowing for a property risk premium of 2.5% (2011: 2.5%) above the expected return on bonds.

The expected government bond returns are set equal to the yield on the government bonds of appropriate duration as at the date of measurement.

The investment in an absolute return fund aims to provide an absolute return with a lower volatility than the target returns.

In Ireland, post-retirement mortality rates are calculated using 62% of the mortality rates of the PNML00 mortality tables for males and 70% of the mortality rates of the PNFL00 mortality tables for females. To make an allowance for expected future increases in average life expectancy, plan benefit obligations for each plan member are increased by 0.39% per annum to retirement age. This approach to post-retirement mortality is used in the standard transfer value basis set out in Actuarial Standard of Practice ASP Pen-2, issued by the Society of Actuaries in Ireland.

The average life expectancy of a current pensioner retiring at the age of 65:

	2012	2011
Females	23.5	23.4
Males	21.8	21.7

The average life expectancy in years of a pensioner retiring at the age of 65 in 10 years:

	2012	2011
Females	24.5	24.4
Males	22.7	22.6

The average life expectancy in years of a pensioner retiring at the age of 65 in 20 years:

	2012	2011
Females	25.4	25.3
Males	23.6	23.5

The amount recognised in the Consolidated Balance Sheet in respect of our defined benefit plans is as follows:

	2012 $m	2011 $m
Present value of defined benefit obligations	(140.4)	(99.7)
Fair value of plan assets	101.3	87.5

Present value of unfunded status	(39.1)	(12.2)
Unamortised net actuarial losses	64.9	39.2

Net asset (refer to Note 19)	25.8	27.0

Amounts recognised in the Consolidated Income Statement in respect of our defined benefit plans:

	2012 $m	2011 $m
Service cost	1.1	3.4
Interest cost	4.3	4.6
Expected return on plan assets	(4.3)	(5.0)
Amortisation of net actuarial loss	2.0	1.5
Curtailment gain	—	(6.3)

Net periodic pension (benefit)/cost	3.1	(1.8)

Changes in the present value of the defined benefit obligations of the plans are as follows:

	2012 $m	2011 $m
Defined benefit obligation at 1 January	99.7	97.3
Service cost	1.1	3.4
Interest cost	4.3	4.6
Plan participants’ contributions	0.3	1.5
Actuarial loss	33.5	6.7
Benefits paid and other disbursements	(1.3)	(1.6)
Curtailment gain	—	(8.8)
Foreign currency exchange rate changes	2.8	(3.4)

Defined benefit obligation at 31 December	140.4	99.7

Changes in the fair value of the plans’ assets are as follows:

	2012 $m	2011 $m
Fair value of the plan assets at 1 January	87.5	77.4
Expected return on plan assets	4.3	5.0
Actuarial (loss)/gain on plan assets	7.1	(7.7)
Employer contribution	1.4	16.2
Plan participants’ contributions	0.3	1.5
Benefits paid and other disbursements	(1.3)	(1.6)
Foreign currency exchange rate changes	2.0	(3.3)

Fair value of plan assets at 31 December	101.3	87.5

Following the divestment of the EDT business on 16 September 2011, the pension accrual ceased for EDT active members of the defined benefit pension plans. This resulted in a curtailment gain of $6.3 million, comprised of an $8.8 million reduction in the defined benefit obligation offset by $2.2 million related to the allocation of unrecognised actuarial losses associated with the curtailed portion of the pension obligation and $0.3 million related to foreign exchange. This curtailment gain has been reported as part of the net gain on divestment of the EDT business and is included in the net income from discontinued operation line item in the 2011 Consolidated Income Statement. For additional information on the divestment of the EDT business, please refer to Note 12.

The fair value of the plans’ assets at 31 December is analysed as follows:

	2012 $m	2011 $m
Equities	48.7	41.2
Bonds	19.7	16.2
Absolute return fund	20.8	17.9
Cash	11.5	11.6
Property	0.6	0.6

Total fair value of plan assets	101.3	87.5

The plans’ assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.

A portion of the assets are allocated to low-risk investments, which are expected to move in a manner consistent with that of the liabilities. The balances of the assets are allocated to performance-seeking investments designed to provide returns in excess of the growth in liabilities over the long term. The key risks relating to the plan assets are as follows:

•

Interest rate risk—the risk that changes in interest rates result in a change in value of the liabilities not reflected in the changes in the asset values. This risk is managed by allocating a portion of the trusts’ assets to assets that are expected to behave in a manner similar to the liabilities.

•

Inflation risk—the risk that the inflation-linked liabilities of salary growth and pension increases increase at a faster rate than the assets held. This risk is managed by allocating a portion of the plans’ to investments with returns that are expected to exceed inflation.

•

Market risk—the risk that the return from assets is not sufficient to meet liabilities. This risk is managed by monitoring the performance of the assets and requesting regular valuations of the liabilities. A professionally qualified actuary performs regular valuations of the plans and the progress of the assets is examined against the plans’ funding target. Further, the assets of the plans are invested in a range of asset classes in order to limit exposure to any particular asset class or security.

•

Manager risk—the risk that the chosen manager does not meet its investment objectives, or deviates from its intended risk profile. This risk is managed by regularly monitoring the managers responsible for the investment of the assets relative to the agreed objectives and risk profile.

•

Cash flow risk—the risk that the cash flow needs of the plan requires a disinvestment of assets at an inopportune time. As part of the asset allocation strategy, the proportion of assets held by the plans in liability matching assets will explicitly consider the cash flows expected to arise in the near term.

The history of the plans for the current and prior periods is as follows:

	2012 $m	2011 $m	2010 $m	2009 $m	2008 $m
Present value of the defined benefit obligation	(140.4)	(99.7)	(97.3)	(87.5)	(64.3)
Fair value of plan assets	101.3	87.5	77.4	71.3	50.9

Unfunded status	(39.1)	(12.2)	(19.9)	(16.2)	(13.4)

Experience adjustments on plan assets	7.1	(7.7)	2.5	11.9	(33.0)

Experience adjustments on plan liabilities	1.6	0.5	1.8	3.7	(1.4)

In January 2013, the Company ceased the future accrual of benefits to the active members of the defined benefit pension plans. Active members became deferred members of the defined benefit plans on 31 January 2013 and became members of the Irish defined contribution plan on 1 February 2013. In connection with the cessation of the future accrual of benefits, we made a lump sum contribution to the defined benefit plans of $19.8 million. We expect to contribute approximately $22.0 million to our defined benefit plans in 2013, including the lump sum contribution of $19.8 million.

At 31 December 2012, the impact of certain changes in the principal assumptions on the projected benefit obligation, service cost and net periodic pension cost is as follows:

	Increase/ (Decrease) in Defined Benefit Obligation $m	Increase/ (Decrease) in Service Cost $m	Increase/ (Decrease) in Net Periodic Pension Cost $m
Increase of 0.25% in discount rate	(9.8)	(0.2)	(0.8)
Decrease of 0.25% in discount rate	10.6	0.2	0.8
Increase of 0.25% in salary and inflation rates	10.2	0.2	1.1
Decrease of 0.25% in salary and inflation rates	(9.4)	(0.2)	(1.1)
Increase of one year in life expectancy	4.5	0.1	0.5
Decrease of one year in life expectancy	(4.5)	(0.1)	(0.5)
Increase of 0.25% in pension increase assumption	4.6	0.1	0.5
Decrease of 0.25% in pension increase assumption	(3.8)	(0.1)	(0.5)

(ii) Defined contribution schemes

We operate a number of defined contribution retirement plans. The costs of these plans are charged to the income statement in the period they are incurred. In 2012, total expense related to the defined contribution plans was $2.2 million (2011: $3.6 million).

Employee Savings and Retirement Plan 401(k)

We maintain a 401(k) retirement savings plan for our employees based in the United States. Participants in the 401(k) plan may contribute up to 80% of their annual compensation (prior to 1 January 2010, participants could contribute up to a maximum of 100% of their annual compensation), limited by the maximum amount allowed by the IRC. We match 3% of each participating employee’s annual compensation on a quarterly basis and may contribute additional discretionary matching up to another 3% of the employee’s annual qualified compensation. Our matching contributions are vested immediately. In 2012, we recorded $1.9 million (2011: $3.2 million) of expense in connection with the matching contributions under the 401(k) plan.

Irish Defined Contribution Plan

On 1 April 2009, we introduced a defined contribution plan for employees based in Ireland who joined the Company on or after that date. Under the plan, we will match up to 18% of each participating employee’s annual eligible income on a monthly basis. For 2012, we recorded $0.3 million (2011: $0.4 million) of expense in connection with the matching contributions under the Irish defined contribution plan.

16. Goodwill and Other Intangible Assets

	Patents, Licences & Other $m	Acquired IPR&D $m	Goodwill $m	Total $m
Cost:
At 1 January 2011	391.9	98.0	45.2	535.1
Additions	2.6	—	—	2.6
Impairment	(0.3)	—	—	(0.3)
Disposals	(127.4)	(41.6)	(45.2)	(214.2)

At 31 December 2011	266.8	56.4	—	323.2

Additions	1.9	11.0	—	12.9
Disposals	(4.4)	—	—	(4.4)
Transfer to Assets Held For Sale	(159.2)	(32.4)	—	(191.6)

At 31 December 2012	105.1	35.0	—	140.1

Accumulated amortisation:
At 1 January 2011	(272.5)	(36.9)	—	(309.4)
Amortised in year	(15.9)	(2.5)	—	(18.4)
Disposals	124.1	21.5	—	145.6

At 31 December 2011	(164.3)	(17.9)	—	(182.2)

Amortised in year	(14.6)	(1.8)	—	(16.4)
Impairment	(1.8)	–	—	(1.8)
Disposals	3.8	–	—	3.8
Transfer to Assets Held For Sale	74.8	19.7	—	94.5

At 31 December 2012	(102.1)	–	—	(102.1)

Net book value: 31 December 2012	3.0	35.0	—	38.0
Net book value: 31 December 2011	102.5	38.5	—	141.0

At 31 December 2012, the components of the carrying value of patents, licences and acquired IPR&D, which have remaining useful lives between 1 and 10 years, were as follows:

	2012 $m	2011 $m
Tysabri	—	111.4
ELND005	35.0	24.0
Other intangible assets	3.0	5.6

Total patents, licences and acquired IPR&D	38.0	141.0

The assets of the Tysabri business, which have been classified as held for sale as of 31 December 2012, include acquired IPR&D of $12.7 million and patents, licenses and other intangible assets of $84.4 million. For further information on the assets of the Tysabri business, which have been classified as held for sale as of 31 December 2012, refer to Note 23.

In 2012, we recorded an impairment charge of $1.8 million in respect of computer software and other intangible assets which will no longer be utilised as a result of separation of the Prothena Business and cessation of the remaining early stage research activities.

On 16 September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT. As part of this transaction, we disposed of patents, licenses, IP and other intangible assets related to EDT with a net book value of $23.4 million. We also disposed of goodwill of $45.2 million which was allocated to the EDT business. For additional information on this transaction, refer to refer to Note 12.

During 2012, we commenced a Phase 2 study of oral ELND005 (Scyllo-inositol) as an adjunctive maintenance treatment in patients with Bipolar I Disorder. On the commencement of this trial, we incurred an IPR&D charge of $11.0 million, which has been capitalised in acquired IPR&D, related to a milestone payment to Transition Therapeutics Inc. (Transition) in accordance with the terms of the modification to the Collaboration Agreement agreed with Transition in December 2010. For further information on our Collaboration Agreement with Transition, please refer to Note 34 of the Consolidated Financial Statements.

We have acquired and have entered into collaboration agreements with companies engaged in R&D activities as we expect the IP created through those companies’ R&D processes to result in a future earnings stream. Acquired IPR&D represents a portion of the acquisition purchase price or collaboration licence fee that we attribute to the value of the R&D activity undertaken by those companies prior to the acquisition or collaboration, as applicable. It is not a payment for R&D activity but rather for the value created through previous R&D activity. Acquired IPR&D is capitalised as an intangible asset and is amortised over its useful economic life. The useful economic life is the period over which we expect to derive economic benefits. The useful economic life of acquired IPR&D generally commences upon the generation of product revenue from the acquired IPR&D. Pharmaceutical products cannot be marketed until the successful completion of R&D and the receipt of regulatory approval to market.

The amortisation expense for total intangible assets is recognised in the following line items in the Consolidated Income Statement:

	2012 $m	2011 $m
Selling, general and administrative expenses	1.0	2.0
Research and development expenses	1.1	1.1

Amortisation expense—continuing operations	2.1	3.1
Amortisation expense—discontinued operations	14.3	15.3

Total amortisation expense for intangible assets	16.4	18.4

17. Property, Plant and Equipment

	Land &(1) Buildings $m	Plant & Equipment $m	Total $m
Cost:
At 1 January 2011	375.9	319.9	695.8
Additions	19.4	9.4	28.8
Impairment	(29.8)	(14.6)	(44.4)
Disposals	(283.3)	(250.8)	(534.1)

At 31 December 2011	82.2	63.9	146.1

Additions	2.7	6.0	8.7
Disposals	(3.4)	(13.4)	(16.8)

At 31 December 2012	81.5	56.5	138.0

Accumulated depreciation:
At 1 January 2011	(167.2)	(241.1)	(408.3)
Charged in year	(8.6)	(11.3)	(19.9)
Impairment	21.5	12.9	34.4
Disposals	132.6	198.3	330.9

At 31 December 2011	(21.7)	(41.2)	(62.9)

Charged in year	(5.9)	(4.3)	(10.2)
Impairment	(50.1)	(14.2)	(64.3)
Disposals	0.7	11.4	12.1

At 31 December 2012	(77.0)	(48.3)	(125.3)

Net book value: 31 December 2012	4.5	8.2	12.7

Net book value: 31 December 2011	60.5	22.7	83.2

(1)	Land and buildings include leasehold improvement assets.

During 2012, we recorded an asset impairment charge of $64.3 million in the Consolidated Income Statement relating to the planned closure of our facilities in South San Francisco following the separation of the Prothena Business and cessation of the remaining early stage research activities. $23.8 million of this impairment charge has been recognised in the SG&A expenses reporting line and $40.5 million has been included in the R&D expenses reporting line in continuing operations in the 2012 Consolidated Income Statement. For additional information on this transaction, refer to Note 12.

On 16 September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT. In connection with this transaction, we disposed of land and buildings with a net book value of $150.7 million and plant and equipment with a net book value of $51.3 million related to EDT. For additional information on this transaction, refer to Note 12.

During 2011, we recorded an asset impairment charge of $10.0 million in the Consolidated Income Statement relating to a consolidation of facilities in South San Francisco and the closure of EDT’s King of Prussia, Pennsylvania site.

We had no assets acquired under capital leases as of 31 December 2012 or 2011.

The depreciation expense for property, plant and equipment is recognised in the following line items in the Consolidated Income Statement:

	2012 $m	2011 $m
Cost of sales	—	—
Selling, general and administrative expenses	6.8	7.8
Research and development expenses	2.6	3.9

Depreciation expense—continuing operations	9.4	11.7
Depreciation expense—discontinued operations	0.8	8.2

Total depreciation expense for property, plant and equipment	10.2	19.9

18. Available-for-Sale Investments

Non-current available-for-sale investments of $7.8 million as of 31 December 2012 (2011: $8.4 million) were comprised of the fair value of investments in privately held biotechnology companies. For an analysis of the movement in non-current available-for-sale investments for the year ended 31 December 2012, please refer to Note 31.

Current available-for-sale investments at 31 December 2012 of $167.9 million (2011: $0.3 million) were comprised of quoted equity securities. The following table sets forth the movement in current available-for-sale investments for the year ended 31 December 2012:

Total $m
At 1 January 2012	0.3
Additions	158.8
Net gain recognised in other comprehensive income	10.0
Impairment charges	(1.2)

At 31 December 2012	167.9

At 31 December 2012, current available-for-sale securities consisted primarily of an equity investment in Alkermes plc with a fair value of $143.5 million on 31 December 2012. Following the completion of the merger between Alkermes, Inc. and EDT on 16 September 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares). Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at an initial carrying value of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction. In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc for net proceeds of $380.9 million after deduction of underwriter and other fees. Following this sale, we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest in Alkermes plc. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc ceased to qualify as an investment in associate and was recorded as an available-for-sale investment with an initial carrying value of $134.1 million. The initial fair value of the available-for-sale investment was based on the closing Alkermes plc share price on the date significant influence ended of $17.30 per share. For additional information relating to our net loss on disposal of the Alkermes plc investment in associate during 2012, refer to Note 12 to the Consolidated Financial Statements.

On 31 January 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on 6 February 2013 and we received proceeds of $169.7 million. We will recognise a realised gain on the disposal of the Alkermes plc available-for-sale investment of $35.6 million in the 2013 Consolidated Financial Statements.

Current available-for-sale securities also include an equity investment in Prothena with a fair market value of $23.3 million at 31 December 2012. On 20 December 2012, we completed the separation of the Prothena Business into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on 21 December 2012. In connection with the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment was recorded as an available for sale investment on the Consolidated Balance Sheet at an initial carrying value of $22.9 million. For additional information refer to Note 30 to the Consolidated Financial Statements.

Current available-for-sale securities also include investments in emerging pharmaceutical and biotechnology companies. During 2012, we transferred an investment with a carrying value of $1.8 million from non-current to current available-for-sale investments. The fair market value of these securities was $1.1 million at 31 December 2012 (2011: $0.3 million).

During 2012, we recorded an impairment of our quoted equity securities of $1.2 million (2011: $Nil).

Movements on available-for-sale investments in equity were as follows:

	2012 $m	2011 $m
Net gain/(loss) recorded in other comprehensive income	9.4	(2.4)
Net loss transferred from other comprehensive income to the income statement	1.2	—

Total	10.6	(2.4)

19. Other Assets

	2012 $m	2011 $m
Other non-current assets:
Pension assets (Note 15)	25.8	27.0
Other non-current assets	6.3	13.4

Total other non-current assets	32.1	40.4

	2012 $m	2011 $m
Other current assets:
Prepayments	10.5	10.8
Deferred consideration	—	11.4
Other receivables	2.7	3.5

Total other current assets	13.2	25.7

The deferred consideration balance at 31 December 2011 related to the present value of deferred non-contingent consideration receivable from Azur Pharma Limited (which has since been acquired by Jazz Pharmaceuticals Inc.) in respect of the divestment of the Prialt assets and rights in May 2010. During 2012, we received the deferred consideration of $12.0 million.

20. Inventory

The inventory balance at 31 December 2012 of $24.9 million consisted of Tysabri finished goods and has been presented as part of the assets held for sale. For information on the assets of the Tysabri business that have been presented as held for sale as of 31 December 2012, refer to Note 23.

Product inventories at 31 December 2011 of $23.8 million also consisted of Tysabri finished goods inventory.

21. Accounts Receivable

The accounts receivable balance as of 31 December 2012 was $193.5 million (2011: $167.7 million). No allowances for doubtful accounts were required as of 31 December 2012 and 2011.

The following customer or collaborator accounts for more than 10% of our accounts receivable at 31 December 2012 and 2011:

	2012	2011
AmerisourceBergen Corp.	68%	65%
Biogen Idec	32%	35%

No other customer or collaborator accounted for more than 10% of our accounts receivable balance at either 31 December 2012 or 2011.

As at 31 December 2012 and 2011 there were no trade receivables past due but not impaired.

22. Restricted Cash and Cash Equivalents

We had total restricted cash (current and non-current) of $16.3 million at 31 December 2012 (2011: $16.3 million), which relates to amounts pledged to secure certain letters of credit.

23. Assets Held For Sale

On 6 February 2013, we announced that we had entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialisation of Tysabri. In accordance with the terms of the transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. On 8 March 2013, we provided an update on the Tysabri Transaction. Two material closing conditions in connection with the Tysabri Transaction were the review process under the Hart-Scott-Rodino Antitrust Improvements Act in the United States and the review by the Spanish Competition Authority in Europe. The waiting period for the U.S. antitrust review under HSR expired on 8 March 2013. This followed the clearance on 6 March 2013, of the Tysabri Transaction by the Spanish Competition Authority. Consequently, in accordance with the terms of the Asset Purchase Agreement, and assuming satisfaction of the other closing conditions, closing is expected to occur during the second quarter of 2013.

The assets of the Tysabri business have been presented as held for sale as of 31 December 2012. The major classes of assets of the Tysabri business presented as held for sale are as follows:

2012 $m
Intangible assets	97.1
Inventory	24.9

Total	122.0

Refer to Note 12 for information on the results of Tysabri for the years ended 31 December 2012 and 2011, which are presented as a discontinued operation in the Consolidated Income Statement.

24. Long-Term Debt

Our long-term debt is carried at amortised cost and consisted of the following at 31 December:

	Original Maturity	2012 $m	2011 $m
6.25% Notes	October 2019	588.2	—
2016 Notes issued October 2009	October 2016	—	459.7
2016 Notes issued August 2010	October 2016	—	144.2

Total long-term debt		588.2	603.9

6.25% Notes

In October 2012, we completed the offering and sale of $600.0 million in aggregate principal amount of the 6.25% Notes, issued by Elan Finance plc and guaranteed by Elan Corporation, plc and certain of our subsidiaries.

At any time, or from time to time, prior to 15 October 2015, we may redeem the 6.25% Notes, in whole but not in part, at a price equal to 100% of their principal amount plus a make whole premium plus accrued and unpaid interest. We may redeem the 6.25% Notes, in whole or in part, beginning on 15 October 2015 at an initial redemption price of 104.688% of their principal amount plus accrued and unpaid interest. In addition, at any time, or from time to time, on or prior to 15 October 2015, we may redeem up to 35% of the 6.25% Notes using the proceeds of certain equity offerings at a redemption price of 106.25% of the principal, plus accrued and unpaid interest.

Interest is paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2012 amounted to $9.6 million (2011: $Nil). At 31 December 2012, interest accrued was $9.3 million (2011: $Nil).

The outstanding principal amount of the 2019 Notes was $588.2 million at 31 December 2012 (2011: $Nil), and has been recorded net of the unamortised financing costs of $11.8 million (2011: $Nil).

2016 Notes issued October 2009 and August 2010

In October 2009, we completed the offering and sale of $625.0 million in aggregate principal amount of the 2016 Notes issued October 2009, issued by Elan Finance plc and guaranteed by Elan Corporation, plc and certain of our subsidiaries. In August 2010, we completed the offering and sale of $200.0 million in aggregate principal amount of the 2016 Notes issued August 2010, issued by Elan Finance plc and guaranteed by Elan Corporation, plc and certain of our subsidiaries. The 2016 Notes issued August 2010 and the 2016 Notes issued October 2009 bear interest at a rate of 8.75%.

On 16 September 2011, we issued an offer (the Asset Sale Offer) to purchase up to $721.2 million in aggregate principal amount of the Senior Notes consisting of the 2013 Fixed Rate Notes, the 2013 Floating Rate Notes, the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010, in accordance with the terms of the indenture governing these notes, at a purchase price of 100% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of payment. The Asset Sale Offer expired on 14 October 2011 and holders of $0.5 million of the 2016 Notes issued October 2009 tendered their notes. On 20 October 2011, we repurchased $152.4 million and $47.6 million in aggregate principal amounts of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010, respectively, in a separate private transaction.

In September 2012, we announced a cash tender offer (the Tender Offer) for the outstanding 2016 Notes issued October 2009 and the outstanding 2016 Notes issued August 2010. The total consideration for the Tender Offer was $1,053.34 per $1,000 of principal amount, plus accrued and unpaid interest to the date of payment. An additional consent payment of $40 per $1,000 principal amount was paid to holders of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010 who tendered their notes on or before 5 October 2012. The Tender Offer expired on 22 October 2012 and holders of $439.5 million and the $141.3 million in aggregate principal amounts of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010, respectively, tendered their notes. In October 2012, we also announced the election to redeem all of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010 not purchased in the Tender Offer. Pursuant to this redemption, $32.6 million and $11.1 million of the outstanding aggregate principal amounts of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010, respectively, were redeemed at a redemption price of 108.75% of the aggregate principal amount thereof, plus accrued but unpaid interest thereon to the date of payment.

Interest was paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2012 amounted to $45.4 million (2011: $73.1 million). At 31 December 2012, interest accrued was Nil (2011: $11.4 million).

The outstanding principal amount of the 2016 Notes issued October 2009 was $472.1 million at 31 December 2011, and was recorded net of unamortised financing costs of $12.4 million.

The outstanding principal amount of the 2016 Notes issued August 2010 was $152.4 million at 31 December 2011, and has been recorded net of the unamortised financing costs of $8.2 million.

Covenants

The agreement governing our outstanding long-term indebtedness contains various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratios, however, they do restrict within certain limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into certain transactions with affiliates, except on an arm’s-length basis;

•	Enter into certain types of investment transactions;

•	Engage in certain asset sales or sale and leaseback transactions;

•	Pay dividends; and

•	Consolidate, merge with, or sell all or substantially all of its assets to another entity.

The breach of any of these covenants may result in a default under the agreement, which could result in the indebtedness under the agreement becoming immediately due and payable and may result in a default under our other indebtedness subject to cross acceleration provisions.

On 22 February 2013, we announced that, upon the closing of the Tysabri Transaction, we would institute a share repurchase programme by utilising $1 billion of the upfront proceeds from the Tysabri Transaction. As stated above, the indenture governing the 6.25% Notes contains certain covenants that restrict or prohibit our ability to engage in or enter into a variety of transactions, including the consummation of the Share Repurchase. Prior to the consummation of the Share Repurchase, we intend to redeem the $600.0 million of outstanding principal amount of our 6.25% Notes. We expect to incur a net charge on debt retirement in the 2013 Consolidated Financial Statements of approximately $120 million in connection with the redemption of these notes, including an early redemption premium and the write-off of unamortised deferred financing costs. For further information on the Share Repurchase, refer to Note 38.

25. Accrued and Other Liabilities

Our accrued and other liabilities at 31 December consisted of the following:

	2012 $m	2011 $m
Non-current liabilities:
Deferred rent	0.6	17.0
Deferred compensation	4.7	3.9
Other liabilities	2.4	12.9

Non-current liabilities	7.7	33.8

	2012 $m	2011 $m
Current liabilities:
Accrued royalties payable	79.1	73.3
Accrued rebates	31.8	31.7
Sales and marketing accruals	28.1	23.4
Restructuring accrual (see below)	27.6	9.7
Payroll and related taxes	20.8	32.5
Clinical trial accruals	13.0	15.2
Accrued Prothena transaction costs	12.5	—
Janssen Al losses in excess of investment	11.0	—
Accrued interest	9.3	11.4
Cambridge Collaboration termination accrual	8.0	—
Income tax payable	1.0	0.1
Other accruals	15.5	16.4

Current liabilities	257.7	213.7

Restructuring Accrual

The following summarises activities related to the restructuring accrual:

Total $m
Balance at 1 January 2011	12.9
Restructuring and other charges	20.4
Reversal of prior year accrual	(1.0)
Cash payments	(21.5)
Share based compensation	(1.1)

Balance at 31 December 2011	9.7

Restructuring and other charges	48.7
Reversal of prior year accrual	(2.1)
Reclassification from long term accrual	0.2
Cash payments	(22.9)
Share based compensation	(6.0)

Balance at 31 December 2012	27.6

During 2012, we incurred severance, restructuring and other costs of $48.7 million (2011: $20.4 million) from continuing and discontinued operations arising principally from restructuring activities. During 2012, we also reversed a prior year accrual of $2.1 million (2011: $1.0 million). The severance and restructuring accruals held at 31 December 2012 are expected to be utilised within 12 months. For additional information, refer to Note 7 and Note 12.

26. Provisions

	2012 $m	2011 $m
Non-current provisions:
Onerous lease provision	9.4	8.5

Total non-current provisions	9.4	8.5

	2012 $m	2011 $m
Current provisions:
Onerous lease provision	56.4	15.5
Litigation provision	1.0	0.7

Total current provisions	57.4	16.2

The increase in the current and non-current onerous lease provisions at 31 December 2012 to $65.8 million from $24.0 million at 31 December 2011 is primarily related to the planned closure of the South San Francisco facility following the separation of the Prothena Business and cessation of our remaining early stage research activities.

The following tables set forth the movements in current and non-current provisions for the years ended 31 December 2011 and 2012:

Total $m
Non-current provisions:
Balance at 1 January 2011	12.4
Transfer to current provisions	(6.7)
Additional provision	2.8
Balance at 31 December 2011	8.5
Transfer to current provisions	(4.6)
Additional provision	5.5

Balance at 31 December 2012	9.4

Total $m
Current provisions:
Balance at 1 January 2011	213.1
Transfer from non-current provisions	6.7
Used during the year	(213.2)
Additional provision	9.6

Balance at 31 December 2011	16.2

Transfer from non current provisions	4.6
Used during the year	(16.1)
Additional provision	52.7

Balance at 31 December 2012	57.4

Current provisions at 1 January 2011 included a $206.3 million settlement provision relating to the Zonegran settlement, interest and related costs. Consistent with the terms of the agreement-in-principle announced in July 2010, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims in March 2011. For further information on the Zonegran matter, refer to Note 35.

27. Share Capital

Authorised Share Capital	No. of Ordinary Shares
At 31 December 2012 and 2011:
Ordinary Shares (par value 5 euro cent)	810,000,000
Executive Shares (par value 1.25 euro) (Executive Shares)	1,000
“B” Executive Shares (par value 5 euro cent) (“B” Executive Shares)	25,000

Issued and Fully Paid Share Capital	At 31 December 2012			At 31 December 2011
	Number	Percentage of Total Share Capital	$000s	Number	Percentage of Total Share Capital	$000s
Ordinary Shares	594,949,536	100%	36,496	589,346,275	100%	36,158
Executive Shares	—	—	—	1,000	—	2
“B” Executive Shares	—	—	—	21,375	—	2

In September 2012, the 1,000 outstanding Executive Shares of €1.25 each and the 21,375 outstanding “B” Executive Shares of €0.05 each were fully redeemed at par and cancelled.

28. Share-based Compensation

We currently grant equity awards from the Long Term Incentive Plan (2006 LTIP), which provides for the issuance of share options, RSUs and other equity awards. Our equity award programme is a long-term retention programme that is intended to attract, retain and motivate employees, directors and consultants of Elan and our affiliates, and to align the interests of these parties with those of shareholders. We consider our equity award programme critical to our operation and productivity. Equity awards are settled through the issuance of new shares. As of 31 December 2012, there were 1,292,215 shares available for issuance under the 2006 LTIP (2011: 6,082,810 shares).

In May 2012, our shareholders approved the Elan Corporation, plc 2012 Long Term Incentive Plan (2012 LTIP), which provides for the grant of equity up to 30,000,000 Ordinary Shares. As of 31 December 2012, 30,000,000 shares were available for future issuance under the 2012 LTIP.

Elan share options and RSUs outstanding amounts at the close of business on 20 December 2012 were subject to an adjustment in connection with the separation and distribution of the Prothena Business. In line with the terms of our employee equity plans (2006 LTIP, 1996 LTIP and 1999 Stock Option Plan), the total number of RSUs outstanding on that day was increased by 3.24165%, the number of options outstanding was also increased and the corresponding exercise prices decreased to reflect the changes in the Company’s share price across the transaction date.

Share Options

Share options are granted at the price equal to the market value at the date of grant and will expire on a date not later than 10 years after their grant. Options generally vest between one and three years from the grant date.

The following table summarises the number of options outstanding as at 31 December (in thousands):

	Outstanding
	2012	2011
1996 Plan	2,629	3,663
1998 Plan	—	123
1999 Plan	1,489	3,364
2006 LTIP	14,079	12,301

Total	18,197	19,451

The total employee and non-employee share options outstanding and exercisable are summarised as follows:

	No. of Options	WAEP(1)
	(In thousands)
Outstanding at 31 December 2010	18,208	$13.14
Exercised	(713)	6.22
Granted	4,241	7.62
Forfeited	(489)	8.84
Expired	(1,796)	32.01

Outstanding at 31 December 2011	19,451	$10.55
Exercised	(3,278)	5.65
Granted	5,182	12.23
Forfeited	(1,023)	11.24
Expired	(2,135)	17.82

Outstanding at 31 December 2012	18,197	$10.77
Exercisable at 31 December 2012	12,522	$11.06

(1)	Weighted-average exercise price.

The weighted-average share price at the date of exercise for share options exercised during the year was $12.07 (2011: $10.29).

At 31 December 2012, the range of exercise prices and weighted-average remaining contractual life of outstanding and exercisable options were as follows:

	Options Outstanding			Options Exercisable
	Options Outstanding	Weighted- Average Remaining Contractual Life	WAEP	Options Outstanding	Weighted- Average Remaining Contractual Life	WAEP
	(In thousands)	(In years)		(In thousands)	(In years)
$2.70-$10.00	8,707	6.3	$6.89	6,298	5.6	$6.78
$10.01-$24.98	9,203	6.2	13.98	5,937	4.5	14.90
$24.99-$34.68	287	3.1	25.72	287	3.1	25.72

$2.70-$34.68	18,197	6.2	$10.77	12,522	5.0	$11.06

Equity-settled share-based payments made to employees have been recognised in the financial statements based on the fair value of the awards measured at the date of grant. We use the graded-vesting attribution method for recognising share based compensation expense over the requisite service period for each separately vesting tranche of award as though the awards were, in substance, multiple awards.

Equity-settled share-based payments made to non-employees have been recognised in the financial statements based on the fair value of the awards on the vest date; which is the date at which the commitment for performance by the nonemployees to earn the awards is reached and also the date at which the non-employees’ performance is complete.

The fair value of stock options is calculated using a binomial option-pricing model and the fair value of options issued under our EEPP is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our stock options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our EEPP have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for our EEPP. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting.

We use the implied volatility for traded options on our stock with remaining maturities of at least one year to determine the expected volatility assumption required in the binomial model. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our stock option awards. The dividend yield assumption is based on the history and expectation of dividend payouts.

As share-based compensation expense recognised in the Consolidated Income Statement is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. Forfeitures were estimated based on historical experience and our estimate of future turnover.

The estimated weighted-average grant date fair values of the individual options granted during the years ended 31 December 2012 and 2011 were $6.24 and $3.53, respectively. The fair value of options granted during these years was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	2012	2011
Risk-free interest rate	0.86%	1.56%
Expected volatility	59.2%	52.4%
Expected dividend yield	—	—
Expected life(1)	—	—

(1)

The expected lives of options granted in 2012 as derived from the output of the binomial model, ranged from 4.9 years to 6.8 years (2011: 4.8 years to 7.5 years). The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

Restricted Stock Units

The RSUs generally vest between one and three years from the date of grant and shares are issued to RSU holders as soon as practicable following vesting. The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date, for directors and employees, and as services are rendered for nonemployees.

The non-vested RSUs are summarised as follows:

	No. of RSUs	Weighted Average Grant Date Fair Value
	(In thousands)
Non-vested at 31 December 2010	4,642	$9.38
Granted	3,312	6.82
Vested	(3,052)	9.47
Forfeited	(1,000)	7.45

Non-vested at 31 December 2011	3,902	$7.63
Granted	2,303	13.00
Vested	(2,145)	8.91
Forfeited	(695)	10.24

Non-vested at 31 December 2012	3,365	$9.95

Employee Equity Purchase Plan

During 2012, we operated an EEPP for eligible employees based in the United States and, from 1 January 2012 for eligible employees based in Ireland. The EEPP for U.S. based employees is a qualified plan under Sections 421 and 423 of the IRC. The EEPP allows eligible employees to purchase shares at 85% of the lower of the fair market value at the beginning of the offering period or the fair market value on the last trading day of the offering period. Purchases were limited to $25,000 (fair market value) per calendar year; 2,000 shares per six-month offering period and, for U.S. based employees, subject to certain IRC restrictions.

In May 2012, our shareholders approved the Elan Corporation, plc Employee Equity Purchase Plan (2012 Restatement), which provides for an additional 1,500,000 Ordinary Shares to be issued under the EEPP. In total, 4,500,000 shares have been made available for issuance under the EEPP. In 2012, 146,357 shares (2011: 237,631 shares) were issued under the EEPP. As of 31 December 2012, 1,497,404 shares (2011: 143,761 shares) were available for future issuance under the EEPP.

The weighted-average fair value of options granted under the EEPP during the 12 months ended 31 December 2012 was $4.46 (2011: $2.30). The estimated fair values of these options were charged to expense over the respective six-month offering periods. The estimated fair values of options granted under the EEPP in the years ended 31 December were calculated using the following inputs into the Black-Scholes option-pricing model:

	2012	2011
Weighted-average share price	$13.97	$8.00
Weighted-average exercise price	$11.88	$6.80
Expected volatility(1)	60.5%	49.7%
Expected life	6 months	6 months
Expected dividend yield	—	—
Risk-free interest rate	0.09%	0.16%

(1)	The expected volatility was determined based on the implied volatility of traded options on our shares.

Share-based Compensation Expense

As part of the Johnson & Johnson transaction in September 2009, we grant annual equity and equity-based compensation awards under the 2006 LTIP (and any successor or replacement or additional plan) to each transferred employee, once they remain as an employee of Janssen AI. Beginning in 2010, these awards are granted at the same time as such awards are granted to Elan employees; on terms and conditions, including vesting, that are no less favourable than those granted to similarly situated Elan employees; and with a grant date fair value that is equal to similarly situated Elan employees who received the same performance rating from Elan as the transferred employees received from Janssen AI. The total amount of expense in 2012 relating to equity-settled share-based awards held by former Elan employees that transferred to Janssen AI was $1.5 million (2011: $2.4 million). This expense has been recognised in the R&D expense line item in the Consolidated Income Statement.

In connection with the separation and distribution of the Prothena Business on 20 December 2012, our Leadership Development and Compensation Committee made adjustments to awards made under the Elan equity incentive plans as a result of the market value of Elan ordinary shares and Elan ADSs immediately prior to the separation and distribution being higher than the market value of Elan ordinary shares and Elan ADSs immediately after the separation and distribution. All such adjustments were applied equally to all outstanding Elan awards (including, options to purchase Elan ordinary shares or Elan ADSs held by employees of Elan who become employees of Prothena, that had vested prior to 20 December 2012, or vested upon the separation and distribution) and were in accordance with the terms of the applicable Elan equity incentive plan. These adjustments did not, and will not, have an impact on the financial statements, as there were no differences between the fair values of the adjusted awards immediately before and immediately after they were modified.

The total net expense of $45.9 million (2011: $35.3 million) relating to equity-settled share-based compensation has been recognised in the following line items in the Consolidated Income Statement at 31 December of each year (in millions):

	2012 $m	2011 $m
Selling, general and administrative expenses(1)	25.7	13.0
Research and development expenses(2)	9.6	9.2

Share based compensation expense—continuing operations	35.3	22.2

Cost of sales	0.2	1.1
Selling, general and administrative expenses(3)	1.7	4.2
Research and development expenses(4)	7.9	6.2
Net gain/(loss) on divestment of business	0.8	1.6

Share based compensation expense—discontinued operations	10.6	13.1

Total	45.9	35.3

(1)	SG&A expenses for continuing operations in 2012 included $4.5 million (2011: $0.3 million) that has been recorded in other charges.

(2)	R&D expenses for continuing operations in 2012 included $1.5 million (2011: $0.3 million) that has been recorded in other charges.

(3)	SG&A expenses for discontinued operations in 2012 included $Nil (2011: $0.3 million) that has been recorded in other charges.

(4)	R&D expenses for discontinued operations in 2012 included $Nil (2011: $0.2 million) that has been recorded in other charges.

Share-based compensation arose under the following awards:

	2012 $m	2011 $m
RSUs	22.7	20.7
Stock options	22.6	14.0
EEPP	0.6	0.6

Total	45.9	35.3

29. Retained Loss

Retained loss at 31 December consisted of the following:

	2012 $m	2011 $m
Holding company	1,757.4	(4,303.4)
Subsidiary undertakings	(1,715.0)	(1,685.7)
Goodwill written-off	(574.3)	(574.3)

Retained loss	(531.9)	(6,563.4)

For information on the $6,199.9 million reduction of the share premium account to offset retained losses to create income available for distribution, refer to note 39(h).

30. Separation and Distribution of Prothena Business

On 20 December 2012, we transferred a substantial portion of our drug discovery business platform into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on 21 December 2012. Prothena focuses on the discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion. The separation of the Prothena Business from Elan was completed through a demerger under Irish law. The demerger was effected by

Elan transferring our wholly-owned subsidiaries comprising the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. Prothena’s issuance of its outstanding shares constituted a deemed in specie distribution by Elan to Elan shareholders. Each Elan shareholder received one Prothena ordinary share for every 41 Elan ordinary shares or Elan ADSs held.

Immediately following the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment was recorded as an available-for-sale investment on the Consolidated Balance Sheet at an initial fair value of $22.9 million. See Note 18 for further details of this investment.

The carrying amount of the Prothena distribution in specie amounted to $105.1 million. The non-cash distribution to shareholders is recognised at the fair value of the assets to be distributed. The fair value of the non-cash distribution based on the closing share price of the Prothena shares on 21 December 2012, the date that the issued share capital of Prothena was admitted to trading on the NASDAQ global market, was $104.4 million. The difference of $0.7 million between the carrying amount and the fair value of the assets distributed has been recognised in the Consolidated Income Statement. The calculation of the carrying amount and the fair value of the Prothena in specie distribution is set out below:

2011 $m
Cash	125.0
Net assets	2.6

Total assets transferred	127.6
Fair value of operating lease guarantee	0.4
Less: Initial carrying value of available for sale interest in Prothena	(22.9)

Carrying value of the Prothena distribution	105.1

Fair value of the Prothena distribution	104.4

Distribution in specie—fair value loss	0.7

Prothena’s historical results of operations have been presented as a discontinued operation in the Consolidated Income Statement. See Note 12 for further details of the results of discontinued operations.

Lease Guarantee

In connection with the separation of the Prothena Business, we assigned the leases for the facilities at 650 Gateway Boulevard in South San Francisco to Prothena, which were previously used by the Prothena Business. In accordance with the terms of the lease assignment agreement, Prothena agreed to assume all of the rights, obligations and duties as the lessor of the facilities. However, should Prothena default under its lease obligations, Elan would be held liable by the landlord, and thus, Elan have in substance guaranteed the obligations under the lease agreements for the 650 Gateway facilities. As of 31 December 2012, the total lease payments for the duration of the guarantee, which runs through November 2020, were approximately $10.8 million. Elan recorded a liability of $0.4 million on the Consolidated Balance Sheet as of 31 December 2012 related to the estimated fair value of this guarantee. The fair value of this lease guarantee was included as part of the distribution in specie by Elan.

31. Financial Risk Management

We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to changes in foreign currency exchange rates and interest rates, as well as the creditworthiness of our counterparties. We manage our financial risk exposures through the use of derivative financial instruments, where appropriate. A derivative is a financial instrument or other contract whose value changes in response to a change in some underlying variable that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a later date. We do not enter into derivatives for trading or speculative purposes. All derivative contracts entered into are in liquid markets with credit-approved parties. The treasury function operates within strict terms of reference that have been approved by our board of directors. We had entered into a number of forward foreign exchange contracts at various rates of exchange during 2012 that required us to sell euro for U.S. dollars. At 31 December 2012, we held a net forward foreign exchange derivative liability of $0.3 million (2011:$Nil) relating to outstanding forward foreign exchange contracts that expire on various dates during the first half of 2013. The quantitative data shown in the table in Note 31(d) are not unrepresentative of our foreign exchange exposure during the years ended 31 December 2012 and 2011.

(a) Fair values

Fair value is the amount at which a financial instrument could be exchanged in an arm’s-length transaction between informed and willing parties, other than in a forced or liquidation sale. The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted prices used for financial assets held by us is the current bid price. The fair value of financial instruments that are not traded in an active market is determined using valuation methodologies including the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows. We make assumptions for valuation methodologies that are based on market conditions existing at each balance sheet date. Quoted market prices are used for long- term debt. The contractual amounts payable less impairment provision of trade receivables and payables are assumed to approximate their fair values.

The carrying value and fair value of financial assets by category were as follows:

	Available- for-Sale $m	Loans and Receivables $m	Total Carrying Value $m	Fair Value $m
At 31 December 2012:
Cash and cash equivalents	—	431.3	431.3	431.3
Restricted cash	—	16.3	16.3	16.3
Available-for-sale investments	175.7	—	175.7	175.7
Accounts receivable	—	193.5	193.5	193.5
Other receivables and non-current assets(1)	—	9.0	9.0	9.0

Total financial assets at 31 December 2012	175.7	650.1	825.8	825.8

At 31 December 2011:
Cash and cash equivalents	—	271.7	271.7	271.7
Restricted cash	—	16.3	16.3	16.3
Available-for-sale investments	8.7	—	8.7	8.7
Accounts receivable	—	167.7	167.7	167.7
Other receivables and non-current assets(1)	—	28.3	28.3	28.3

Total financial assets at 31 December 2011	8.7	484.0	492.7	492.7

(1)	Excludes pension asset of $25.8 million (2011: $27.0 million) and other non-financial assets of $10.5 million in 2012 (2011: $10.8 million).

The carrying value and fair value of our financial liabilities, which are all held at amortised cost, were as follows:

	Carrying Value $m	Fair Value $m
At 31 December 2012:
6.25% Notes	588.2	628.1	(1)
Accounts payable	45.6	45.6
Accrued and other financial liabilities(2)	263.5	263.5

Total financial liabilities at 31 December 2012	897.3	937.2

At 31 December 2011:
8.75% Notes issued October 2009	459.7	503.4	(1)
8.75% Notes issued August 2010	144.2	161.7	(1)
Accounts payable	46.4	46.4
Accrued and other financial liabilities(2)	203.1	203.1

Total financial liabilities at 31 December 2011	853.4	914.6

(1)	The fair values of our debt instruments were based on unadjusted quoted prices.

(2)	Excludes total deferred rent of $1.2 million (2011: $18.9 million) and other non-financial liabilities of $0.7 million (2011: $25.5 million).

We disclose our financial instruments that are measured in the balance sheet at fair value using the following fair value hierarchy for valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs use in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The following table sets forth our assets that are measured at fair value on the balance sheet as at 31 December 2012:

	Quoted Prices in Active Markets Level 1 $m	Other Observable Inputs Level 2 $m	Unobservable Inputs Level 3 $m	2012 Total $m
Available-for-sale investments	167.9	—	7.8	175.7

The following table sets forth our assets that are measured at fair value on the balance sheet as at 31 December 2011:

	Quoted Prices in Active Markets Level 1 $m	Other Observable Inputs Level 2 $m	Unobservable Inputs Level 3 $m	2011 Total $m
Available-for-sale investments	0.3	—	8.4	8.7

The following table sets forth the changes in Level 3 instruments (unquoted equity securities) for the year ended 31 December 2012:

Total $m
At 1 January 2012	8.4
Additions	0.6
Net gain recognised in other comprehensive income	0.6
Transfer to current available-for-sale investments	(1.8)

At 31 December 2012	7.8

The following table sets forth the changes in Level 3 instruments for the year ended 31 December 2011:

	Auction Rate Securities $m	Unquoted Equity Securities $m	Total $m
At 1 January 2011	0.2	8.7	8.9
Additions	—	0.6	0.6
Net losses recognised in other comprehensive income	—	(0.9)	(0.9)
Disposals	(0.2)	—	(0.2)

At 31 December 2011	—	8.4	8.4

We have employed a number of valuation methodologies to estimate the fair value of our Level 3 instruments. These include the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows. The impact of all reasonably possible changes to the significant inputs into each of these valuation methodologies does not have a significant impact on the fair value.

We did not hold any liabilities that are measured at fair value on the balance sheet at 31 December 2012 (2011: $Nil).

(b) Interest Rate Risk

Interest Rate Risk on Financial Liabilities

Our long term debt at 31 December 2012 is at fixed rates; therefore we are not exposed to cash flow interest rate risk in relation to our debt at 31 December 2012. During 2012, we redeemed the outstanding aggregate principal amount of the 2016 Notes issued October 2009 of $472.1 million and the outstanding aggregate principal amount of the 2016 Notes issued August 2010 of $152.4 million. Also during 2012, we completed the offering and sale of $600.0 million in aggregate principal amount of the 6.25% Notes.

During 2011, following the divestment of EDT, we redeemed the outstanding aggregate principal amount of the 2013 Fixed Rate Notes of $449.5 million and the outstanding aggregate principal amount of the 2013 Floating Rate Notes of $10.5 million. We also redeemed $152.9 million of the outstanding aggregate principal amount of the 2016 Notes issued October 2009 and $47.6 million of the 2016 Notes issued August 2010. The following table summarises the maturities and interest rate associated with our interest-bearing financial liabilities outstanding at 31 December 2012:

2019 $m
Total aggregate principal amount of debt	600.0
Weighted-average interest rate	6.25%

The following table summarises the maturities and market risks associated with our interest-bearing financial liabilities outstanding at 31 December 2011:

2016 $m
Total aggregate principal amount of debt	624.5
Weighted-average interest rate	8.75%

Interest Rate Risk on Investments

Our liquid funds are invested primarily in U.S. dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate changes affect the returns on our investment funds. Our exposure to interest rate risk on liquid funds is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, we can more readily monitor and hedge these risks. Duration analysis recognises the time value of money and in particular, prevailing interest rates by discounting future cash flows.

The interest rate risk profile of our investments at 31 December 2012 was as follows:

	Fixed $m	Floating $m	No Interest $m	Total $m
Cash and cash equivalents	—	431.3	—	431.3
Restricted cash—current	—	2.6		2.6
Restricted cash—non-current	—	13.7		13.7
Available-for-sale investments—current	—	—	167.9	167.9
Available-for-sale investments—non-current	—	—	7.8	7.8

The interest rate risk profile of our investments at 31 December 2011 was as follows:

	Fixed $m	Floating $m	No Interest $m	Total $m
Cash and cash equivalents	—	271.7	—	271.7
Restricted cash—current	—	2.6	—	2.6
Restricted cash—non-current	—	13.7	—	13.7
Available-for-sale investments—current	—	—	0.3	0.3
Available-for-sale investments—non-current	—	—	8.4	8.4

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, LIBOR or bank rates dependent on principal amounts on deposit.

A 10% increase in market rates of interest relating to our investments and variable rate debt would have decreased the net loss by less than $0.1 million in 2012 (2011: $0.1 million). A 10% decrease in market rates of interest would have had the equal but opposite effect on the net income/(loss) in 2012 and 2011.

(c) Credit Risk

Our treasury function transacts business with counterparties that are considered to be low investment risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet, as shown in the table in Note 31(a).

At 31 December 2012, our cash and cash equivalents balance was $431.3 million (2011: $271.7 million). We transact with a variety of high credit quality financial institutions for the purpose of placing deposits. We actively monitor our credit exposure to ensure compliance with the counterparty risk limits of the treasury policy approved by the Audit Committee of the board. As at 31 December 2012, $231.2 million (2011: $132.1 million) of the cash and cash equivalents balance is invested in U.S. Treasuries funds and we consider the associated sovereign risk to be remote. In addition, as at 31 December

2012, we hold $200.1 million (2011: $139.6 million) on deposit with board approved counterparty banks and financial institutions. These deposits have maturities of one month or less. Our restricted cash balances are all on deposit with banks and financial institutions with minimum independent credit ratings of “A”.

For customers, we have a credit policy in place that involves credit evaluation and ongoing account monitoring.

At the balance sheet date, we have a significant concentration of credit risk given that our main customer and collaborator, Amerisource Bergen and Biogen Idec account for 100% of our accounts receivable balance at 31 December 2012 (2011: 100%). However, we do not believe our credit risk in relation to this customer and collaborator is significant, as they each have an investment grade credit rating.

The maximum exposure to credit risk for accounts receivable at 31 December by geographic region was as follows:

	2012 $m	2011 $m
United States	193.3	167.5
Ireland	0.2	0.2

Total	193.5	167.7

At 31 December 2012 and 2011, there were no trade receivables past due but not impaired. At 31 December 2012 and 2011, we had no provisions for doubtful debts.

(d) Foreign currency risk

We are a multinational business operating in a number of countries and the U.S. dollar is the primary currency in which we conduct business. The U.S. dollar is used for planning and budgetary purposes and is the functional currency for financial reporting. We do, however, have revenues, costs, assets and liabilities denominated in currencies other than U.S. dollars.

We have no material subsidiaries with a functional currency other than the U.S. dollar. Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement.

We actively manage our foreign exchange exposures to reduce the exchange rate volatility on our results of operations. The principal foreign currency risk to which we are exposed relates to movements in the exchange rate of the U.S. dollar against the euro. The main exposure is revenue received in euro arising from sales of Tysabri in the European Union and expenses denominated in euro from our corporate office in Dublin. We closely monitor expected euro cash flows to identify exposures and, if considered appropriate, enter into forward foreign exchange contracts or other derivative instruments to further reduce our foreign currency risk.

During 2012, average exchange rates were $1.286 = €1.00. We entered into a number of forward foreign exchange contracts during 2012 at various rates of exchange that required us to sell U.S. dollars for euro and sell euro for U.S. dollars. At 31 December 2012, we held a net forward foreign exchange derivative liability of $0.3 million (2011:$Nil) relating to outstanding forward foreign exchange contracts that expire on various dates during the first half of 2013. We recorded a net gain of $0.5 million (2011: $0.7 million) on the forward exchange contracts during the year.

The table below shows our currency exposure. Such exposure comprises the monetary assets and monetary liabilities that are not denominated in the functional currency of the operating unit involved. At 31 December these exposures were as follows:

Net Foreign Currency	Functional Currency of Group Operation
Monetary Assets/(Liabilities)	2012 $m	2011 $m
Sterling	0.1	—
Euro	9.9	(2.1)

Total	10.0	(2.1)

A 10% strengthening of the U.S. dollar against the following currencies at 31 December would have increased/(decreased) shareholders’ equity and net loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	At 31 December 2012		At 31 December 2011
	Equity $m	Net Loss $m	Equity $m	Net Loss $m
Euro	—	1.0	—	(0.2)

A 10% weakening of the U.S. dollar against the above currencies would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(e) Equity Price Risk

At 31 December 2012, our primary equity securities price risk related our shareholdings in Alkermes plc and in Prothena. At 31 December 2012, the fair value of our available-for-sale investment in Alkermes plc was $143.5 million (2011: $Nil) and the fair value of our available-for-sale investment in Prothena was $23.3 million (2011: $Nil).

Following the completion of the merger between Alkermes, Inc. and EDT on 16 September 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares). Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at an initial carrying value of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction. In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc for net proceeds of $380.9 million after deduction of underwriter and other fees. Following this sale, we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest in Alkermes plc. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc ceased to qualify as an investment in associate and was recorded as an available-for-sale investment with an initial carrying value of $134.1 million. The initial fair value of the available-for-sale investment was based on the closing Alkermes plc share price on the date significant influence ended of $17.30 per share.

On 31 January 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on 6 February 2013 and we received proceeds of $169.7 million. We will record a realised gain on the disposal of this investment of $35.6 million in the 2013 Consolidated Financial Statements.

On 20 December 2012, we completed the separation of the Prothena Business into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on 21 December 2012. In connection with the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment was recorded as an available for sale investment on the Consolidated Balance Sheet at an initial carrying value of $22.9 million.

(f) Liquidity and Capital

We define liquid resources as the total of our cash and cash equivalents, current restricted cash and current available-for sale investment securities. We define capital as our shareholders’ equity.

Our objectives when managing our liquid resources are:

• To maintain adequate liquid resources to fund our ongoing operations and safeguard our ability to continue as a going concern, so that we can continue to provide benefits to patients and create value for investors;

• To have available the necessary financial resources to allow us to invest in areas that may deliver future benefits for patients and create value for shareholders; and

• To maintain sufficient financial resources to mitigate against risks and unforeseen events.

Liquid and capital resources are monitored on the basis of the total amount of such resources available and our anticipated requirements for the foreseeable future. Our liquid resources and shareholders’ equity at 31 December were as follows:

	2012 $m	2011 $m
Cash and cash equivalents	431.3	271.7
Restricted cash–current	2.6	2.6
Available-for-sale investments–current	167.9	0.3

Total liquid resources	601.8	274.6

Shareholders’ equity	568.6	815.2

At 31 December 2012, our total cash and cash equivalents, current restricted cash and cash equivalents, and current investment securities of $601.8 million (2011: $274.6 million) included $357.7 million (2011: $235.8 million) that was held by foreign subsidiaries in the following jurisdictions:

	2012 $m	2011 $m
United States	292.1	172.8
Bermuda	41.1	38.0
Other	24.5	25.0

Total	357.7	235.8

There are currently no restrictions that would have a material adverse impact on the parent company or consolidated liquidity of Elan in relation to the intercompany transfer of cash held by our foreign subsidiaries.

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Our primary source of funds at 31 December 2012 consisted of cash and cash equivalents of $431.3 million, which excludes current restricted cash of $2.6 million and current available-for-sale investments of $167.9 million.

For details of the banks and financial institutions in which we hold our cash and cash equivalents and restricted cash balances, refer to Note 31(c). For details of our available-for-sale investments, refer to Note 18.

In 2012, we redeemed the outstanding aggregate principal amount of the 2016 Notes issued October 2009 of $472.1 million and the outstanding aggregate principal amount of the 2016 Notes issued August 2010 of $152.4 million.

Following these debt redemptions, the principal amount of our debt has been reduced from $624.5 million at 31 December 2011 to $600.0 million at 31 December 2012.

At 31 December 2012, our shareholders’ equity was $568.6 million, compared to $815.2 million at 31 December 2011. The decrease is primarily due to the net loss incurred during the year.

We believe that we have sufficient current cash, liquid resources, realisable assets and investments to meet our liquidity requirements for the foreseeable future. Longer term liquidity requirements and debt repayments will need to be met out of available cash resources, future operating cash flows, financial and other asset realisations and future financing. However, events, including the failure to complete the Tysabri Transaction, a material deterioration in our operating performance as a result of an inability to sell significant amounts of Tysabri, material adverse legal judgements, fines, penalties or settlements arising from litigation or governmental investigations, failure to successfully develop and receive marketing approval for products under development or the occurrence of other circumstances or events described in the “Risk Factors” section on pages 185 to 195 of this Annual Report, could materially and adversely affect our ability to meet our longer term liquidity requirements.

We continually evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. We may raise additional capital; restructure or refinance outstanding debt; repurchase material amounts of outstanding debt (the 6.25% Notes) or equity; consider the sale of interests in subsidiaries, investment securities or other assets; or take a combination of such steps or other steps to increase or manage our liquidity and capital resources. Any such actions or steps, including any repurchase of outstanding debt or equity, could be material. In the normal course of business, we may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, we may consider using available cash or raising additional capital, including the issuance of additional debt.

The maturity of the contractual undiscounted cash flows (including estimated future interest payments on debt) of our financial liabilities were as follows:

	Total Carrying Value $m	Total Contractual Cash Flows $m	Less than 1 Year $m	1-3 Years $m	3-5 Years $m	More than 5 Years $m
At 31 December 2012:
6.25% Notes	588.2	854.9	37.5	75.0	75.0	667.4
Accounts payable	45.6	45.6	45.6	—	—	—
Accrued and other financial liabilities(1)	263.5	263.5	256.8	6.0	0.7	—

Total at 31 December 2012	897.3	1,164.0	339.9	81.0	75.7	667.4

At 31 December 2011:
2016 Notes issued October 2009	459.7	670.0	41.3	82.6	546.1	—
2016 Notes issued August 2010	144.2	216.3	13.3	26.7	176.3	—
Accounts payable	46.4	46.4	46.4	—	—	—
Accrued and other financial liabilities(1)	203.1	203.1	199.2	—	—	3.9

Total at 31 December 2011	853.4	1,135.8	300.2	109.3	722.4	3.9

(1)	Excludes total deferred rent of $1.2 million (2011: $18.9 million) and total other non-financial liabilities of $0.7 million (2011: $25.5 million).

32. Leases

Operating Leases

We lease certain of our facilities under non-cancellable operating lease agreements that expire at various dates through 2020. The major components of our operating leases that were in effect at 31 December 2012 are as described below.

We have lease agreements for 260,000 square feet of space in South San Francisco which has been utilised for R&D, administration and other corporate functions. The lease term for 55,000 square feet of this space expires in November 2014, with the lease term for the remainder of the leased space expiring between March 2019 and January 2020, with an option to renew for one additional five-year period. We have sub-leased 55,000 square feet of this space which was no longer being utilised by R&D, sales and administrative functions to Janssen AI. As a result of the planned closure of our facilities in South San Francisco during the first half of 2013, following the separation of the Prothena Business and cessation of the remaining early stage research activities, we will no longer utilise the remaining 205,000 square feet of space in South San Francisco.

We also leased approximately 26,000 square feet of space in South San Francisco which was utilised for our Prothena R&D function. As part of the separation of the Prothena Business, we assigned this lease to Prothena. We agreed to indemnify the landlord for all matters related to the leases through the expiry of the lease in 2020. For further information on the fair value of this operating lease guarantee, refer to Note 30.

We have lease agreements for 41,000 square feet of space for our corporate headquarters located in the Treasury Building, Dublin, Ireland. This lease expires in July 2014, with an option to renew for two additional 10-year periods. We have subleased a portion of this space that we no longer utilise to Janssen AI. This sub-lease expires in July 2014.

We closed the New York office in March 2009 and have entered into sub-lease agreements for this space. The lease period expires in February 2015.

During 2012, we entered into a lease agreement for 11,830 square feet of space in Cambridge, Massachusetts which is being utilised by our R&D, sales and administrative functions. The lease period expires in 2017.

In December 2011, we closed the 113,000 square feet EDT facility located in King of Prussia, Pennsylvania. The two leases expire between April 2019 and May 2020. The future rental commitments relating to the leases are included in the table below. Approximately 50,000 square feet of this space was sublet by 31 December 2012.

In addition, we also have various operating leases for equipment and vehicles, with lease terms that range from three to five years.

We recorded an expense under operating leases of $19.2 million in 2012 (2011: $23.8 million). We recorded income under our operating subleasing agreement of $2.8 million in 2012 (2011: $2.8 million).

As of 31 December 2012, our future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows (in millions):

	2012 $m		2011 $m
Less than one year	21.3		32.4
Between one and five years	63.5		71.7
More than five years	24.4		112.6

Total	109.2	(1)	216.7

(1)

The future minimum rental commitments include the commitments in respect of lease contracts where the future lease commitments exceeds the future expected economic benefit that we expect to derive from the leased asset which has resulted in the recognition of an onerous lease provision.

The total amount of future minimum sublease payments expected to be received at 31 December 2012 is $10.4 million (2011: $6.4 million).

Finance Leases

There were no finance leases in place at 31 December 2012 or 2011. The depreciation expense related to assets under finance leases for 2012 was $Nil (2011: 0.3 million).

33. Commitments and Contingencies

The following capital commitments for the purchase of property, plant and equipment had been authorised by the directors at 31 December:

	2012 $m	2011 $m
Contracted for	0.1	3.0
Not-contracted for	1.7	6.4

Total	1.8	9.4

At 31 December 2012, we had commitments to invest $2.0 million (2011: $2.6 million) in healthcare managed funds.

For information on lease commitments, refer to Note 32. For information on our contingent commitments as a result of our in-substance guarantee over Prothena’s commitments under its lease of the facilities at 650 Gateway Boulevard in South San Francisco, refer to Note 30. For litigation and administrative proceedings related to contingencies, refer to Note 35. For information on commitments in relation to our collaboration agreements, where applicable, refer to Note 34.

34. Development and Marketing Collaboration Agreements

Biogen Idec

In August 2000, we entered into a development and marketing Collaboration Agreement with Biogen Idec, successor to Biogen, Inc., to collaborate in the development and commercialisation of Tysabri for multiple sclerosis (MS) and Crohn’s disease, with Biogen Idec acting as the lead party for MS and Elan acting as the lead party for Crohn’s disease.

In November 2004, Tysabri received regulatory approval in the United States for the treatment of relapsing forms of MS. In February 2005, Elan and Biogen Idec voluntarily suspended the commercialisation and dosing in clinical trials of Tysabri. This decision was based on reports of serious adverse events involving cases of progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal, demyelinating disease of the central nervous system.

In June 2006, the Food and Drug Administration (FDA) approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the European Union commenced in July 2006. Global in-market net sales of Tysabri in 2012 were $1,631.1 million (2011: $1,510.6 million), consisting of $886.0 million (2011: $746.5 million) in the U.S. market and $745.1 million (2011: $764.1 million) in the ROW.

In January 2008, the FDA approved the supplemental Biologics License Application (sBLA) for Tysabri for the treatment of patients with Crohn’s disease, and Tysabri was launched in this indication at the end of the first quarter of 2008. In July 2008, we made an optional payment of $75.0 million to Biogen Idec in order to maintain our approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million. In addition, in December 2008, we exercised our option to pay a further $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. There are no further milestone payments required for us to retain our approximate 50% profit share.

On 6 February 2013, we announced that we have entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialisation of Tysabri. In accordance with the terms of the transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. We will recognise a gain on the disposal of the Tysabri business of approximately $3 billion in the 2013 Consolidated Financial Statements. On 8 March 2013, we provided an update on the Tysabri Transaction. Two material closing conditions in connection with the Tysabri Transaction were the review process under the Hart-Scott-Rodino Antitrust Improvements Act (HSR) in the United States and the review by the Spanish Competition Authority in Europe. The waiting period for the U.S. antitrust review under HSR expired on 8 March 2013. This followed the clearance on 6 March 2013, of the Tysabri Transaction by the Spanish Competition Authority. Consequently, in accordance with the terms of the Asset Purchase Agreement, and assuming satisfaction of the other closing conditions, closing is expected to occur during the second quarter of 2013.

Tysabri was developed in collaboration with Biogen Idec. Until the Tysabri Transaction closes, Tysabri continues to be marketed in collaboration with Biogen Idec and, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs. Upon consummation of the Tysabri Transaction, Biogen Idec will be responsible for all development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Outside the United States, Biogen Idec. is responsible for distribution.

The Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture (as defined in IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finances, which represent its own obligations.

Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration and certain unique risks are retained by each party.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from sales of Tysabri, plus our directly incurred collaboration expenses on these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration.

If the Tysabri Transaction is not consummated, the Collaboration Agreement will expire in November 2019, but may be extended by mutual agreement of the parties. If the agreement is not extended, then each of Biogen Idec and Elan has the option to buy the other party’s rights to Tysabri upon expiration of the term. Each party has a similar option to buy the other party’s rights to Tysabri if the other party undergoes a change of control (as defined in the Collaboration Agreement); however in some circumstances this option will terminate if the Tysabri Transaction fails to complete. In addition, each of Biogen Idec and Elan can terminate the agreement for convenience or material breach by the other party, in which case, among other things, certain licenses, regulatory approvals and other rights related to the manufacture, sale and development of Tysabri are required to be transferred to the party that is not terminating for convenience or is not in material breach of the agreement.

For additional information relating to Tysabri, refer to Note 12.

Johnson & Johnson AIP Agreements

On 17 September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to the AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of our outstanding Ordinary Shares at the time.

Under the terms of the transaction, Johnson & Johnson provided an initial $500.0 million of funding to Janssen AI for the development and commercialisation of the AIP and Elan has a 49.9% shareholding in Janssen AI. The AIP is a collaboration between Janssen AI and Pfizer, which control all operational aspects of the AIP, including bapineuzumab. Through its shareholding in Janssen AI, Elan has an approximate 25.0% economic interest in the AIP, together with certain royalty rights on any future commercialisation of the AIP. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funded by Johnson & Johnson will be required to be funded by Johnson & Johnson and Elan in proportion to their respective shareholdings in Janssen AI, up to a maximum additional funding commitment of $400.0 million in total. During 2012, we provided $76.9 million of our proportionate funding commitment and in January 2013, we provided an additional $29.9 million of our funding commitment. Following the provision of this funding in January 2013, our remaining funding commitment to Janssen AI is $93.2 million. In the event that the AIP collaboration requires expenditures in excess of the additional $400.0 million pro rata commitment, the funding for such expenditures will be on terms determined by the board of directors of Janssen AI, with Johnson & Johnson and Elan each having a right of first refusal to provide such funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced.

On 6 August 2012, Johnson & Johnson issued a press release announcing that Janssen AI and Pfizer had determined to discontinue the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies (Study 301 and 302). We subsequently recorded a non-cash impairment charge of $117.3 million on our investment in associate in Janssen AI, representing the full initial estimated value of our 49.9% share of the Janssen AI AIP assets.

Under the terms of the Johnson & Johnson Transaction, if we undergo a change of control, an affiliate of Johnson & Johnson will be entitled to purchase our 49.9% interest in Janssen AI at the then fair value.

Transition Therapeutics Collaboration Agreement

In September 2006, we entered into an exclusive, worldwide collaboration with Transition for the joint development and commercialisation of a novel therapeutic agent for Alzheimer’s disease. The small molecule, ELND005, is a beta amyloid anti-aggregation agent that has been granted fast track designation by the FDA. In December 2007, the first patient was dosed in a Phase 2 clinical study. This 18-month, randomised, double-blind, placebo-controlled, dose-ranging study was designed to evaluate the safety and efficacy of ELND005 in approximately 340 patients with mild to moderate Alzheimer’s disease. In December 2009, we announced that patients would be withdrawn from the two highest dose groups due to safety concerns. In August 2010, Elan and Transition announced the top-line summary results of the Phase 2 clinical study and in September 2011, the Phase 2 clinical study data was published in the journal Neurology. The study’s cognitive and functional co-primary endpoints did not achieve statistical significance. The 250mg twice daily dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid (CSF), in a subgroup of patients who provided CSF samples. This dose achieved targeted drug levels in the CSF and showed some effects on clinical endpoints in an exploratory analysis.

In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we paid Transition $9.0 million in 2010 and Transition received a further $11.0 million payment upon our commencement of an ELND005 Phase 2 clinical trial in 2012. Transition are no longer eligible to receive a $25.0 million milestone that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

As a consequence of Transition’s decision to exercise its opt-out right, it no longer funds the development or commercialisation of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million, along with tiered royalty payments ranging in percentage from a high single digit to the mid teens (subject to offsets) based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialisation. The term of the Collaboration Agreement runs until we are no longer developing or commercialising ELND005. We may terminate the Collaboration Agreement upon not less than 90 days notice to Transition and either party may terminate the Collaboration Agreement for material breach or because of insolvency of the other party.

In 2012, we initiated two Phase 2 clinical trials of ELND005. The first Phase 2 clinical trial is a safety and efficacy study of ELND005 as an adjunctive treatment of Bipolar Disease (Study BPD201) and the second Phase 2 trial studies ELND005 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer’s disease (Study AG201).

35. Litigation

We are involved in legal and administrative proceedings that could have a material adverse effect on us.

Zonegran matter

In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran, an antiepileptic prescription medicine that we divested to Eisai Inc. in April 2004.

In December 2010, we finalised our agreement with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran. In addition, we pleaded guilty to a misdemeanour violation of the Federal Food, Drug, and Cosmetic (FD&C) Act and entered into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programmes and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programmes or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance programme or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us.

In March 2011, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims. During 2010, we recorded a $206.3 million charge for the settlement, interest and related costs.

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Securities matters

In March 2005, we received a letter from the SEC stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the 28 February 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry but have not received any additional requests for information or interviews relating to the inquiry.

The SEC notified us in January 2009 that the SEC was conducting an informal inquiry primarily relating to the 31 July 2008 announcement concerning the initial two Tysabri-related PML cases that occurred subsequent to the resumption of marketing Tysabri in 2006. We have provided the SEC with materials in connection with the inquiry.

On 24 September 2009, we received a subpoena from the SEC’s New York Regional Office requesting records relating to an investigation captioned In the Matter of Elan Corporation, plc. The subpoena requested records and information relating to the 31 July 2008 announcement of the two Tysabri-related PML cases as well as records and information relating to the 29 July 2008 announcement at the International Conference of Alzheimer’s Disease concerning the Phase 2 trial data for bapineuzumab. In July 2011 and throughout 2012, we received supplemental requests for documents from the SEC and/or the U.S. Department of Justice (DOJ) related to this matter. We have provided the SEC and the DOJ with materials in connection with the investigation.

We and some of our officers and directors were named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases were consolidated as In Re: Elan Corporation Securities Litigation. The plaintiffs’ Consolidated Amended Complaint was filed on 17 August 2009, and alleged claims under the U.S. federal securities laws and sought damages on behalf of all purchasers of our stock during periods ranging between 21 May 2007 and 21 October 2008. The complaints alleged that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. On 23 July 2010, a securities case was filed in the U.S. District Court for the Southern District of New York. This case was accepted by the court as a “related case” to the existing 2008 matter. The 2010 case purported to be filed on behalf of all purchasers of Elan call options during the period from 17 June 2008 to 29 July 2008. On 10 August 2011, the court dismissed the class action lawsuits with prejudice. The “related case” plaintiffs appealed the dismissal to the U.S. Court of Appeals for the Second Circuit which dismissed the appeal on 1 February 2013.

Tysabri product liability lawsuits

We and our collaborator Biogen Idec are co-defendants in product liability lawsuits arising out of the occurrence of PML and other serious adverse events, including deaths, which occurred in patients taking Tysabri. We expect additional product liability lawsuits related to Tysabri to be filed. While we intend to vigorously defend these lawsuits, we cannot predict how these cases will be resolved. Adverse results in one or more of these lawsuits could result in substantial monetary judgements against us.

36. Related Parties

Subsidiaries and associate undertakings

We have a related party relationship with our subsidiary and our associate undertakings (see Note 40 for a list of these undertakings), directors and officers. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

Key management personnel

The total compensation of our key management personnel, defined as our current and former directors and officers that served during the year (2012: 17 persons; 2011: 19 persons), was as follows:

	2012 $m	2011 $m
Share-based compensation	11.6	8.1
Short-term employee benefits	7.3	7.3
Post-employment benefits	0.4	0.5

Total	19.3	15.9

The total compensation of our key management personnel during the year of $19.3 million (2011: $15.9 million) includes $1.7 million (2011: $Nil) related to termination payments, including $1.3 million of short term employee benefits and $0.4 million of share based compensation.

Janssen AI

Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to the AIP with Wyeth (which has been acquired by Pfizer) in September 2009. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI which was recorded as an investment in associate on the Consolidated Balance Sheet. For additional information relating to our investment in associate, refer to Note 9.

Following the divestment of the AIP business to Janssen AI in September 2009, we provided administrative, I.T., and R&D transition services to Janssen AI. These activities ceased in December 2010, with the exception of I.T. related services which ceased in 2011. We received sublease rental income of $2.4 million in 2012 (2011: $2.2 million) from Janssen AI in respect of lease agreements for office and laboratory space in South San Francisco and office space in Dublin. The total expense in 2012 relating to equity-settled share based awards held by former Elan employees that transferred to Janssen AI was $1.5 million (2011: $2.4 million). At 31 December 2012, we had a balance owing to us from Janssen AI of $0.5 million (2011: $Nil).

Alkermes plc

In connection with the divestment of our EDT business on 16 September 2011, we received $500.0 million in cash consideration and 31.9 million ordinary shares of Alkermes plc, which represented approximately 25% of the equity of Alkermes plc at the close of the transaction. Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at a carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

On 13 March 2011, we announced that we had sold 24.15 million of the ordinary shares that we held in Alkermes plc for net proceeds of $380.9 million after deduction of underwriter and other fees. Following this sale, we continued to own 7.75 million ordinary shares of Alkermes plc, representing approximately 6% of the ordinary shares of Alkermes plc. as an available-for-sale investment.

On 31 January 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on 6 February 2013 and we received proceeds of $169.7 million. We will recognise a realised gain on the disposal of the Alkermes plc available-for-sale investment of $35.6 million in the 2013 Consolidated Financial Statements.

Following the divestment of the EDT business to Alkermes plc, we provided administrative and I.T. transition services to Alkermes plc, and recorded fees of $0.3 million in 2012 (2011: $1.1 million) related to these transition services. At 31 December 2012, there was no balance owing to us from Alkermes plc (2011: $1.9 million).

Prothena Corporation, plc

On 20 December 2012, we completed the separation of the Prothena Business, into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on 21 December 2012. The separation of the Prothena Business from Elan was completed through a demerger under Irish law. The demerger was effected by Elan transferring our wholly-owned subsidiaries that comprised the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. Prothena’s issuance of its outstanding shares constituted a deemed in specie distribution by Elan to its shareholders. Each Elan shareholder received one Prothena ordinary share for every 41 Elan ordinary shares or Elan ADSs held.

Immediately following the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment has been recorded as an available-for-sale investment on the Consolidated Balance Sheet at an initial fair value of $22.9 million. In connection with the separation of the Prothena Business, we made a cash distribution to Prothena, which together with the consideration for 18% of Prothena’s outstanding ordinary shares, totalled $125.0 million. See Note 18 for further details of the available for sale investment.

On 20 December 2012, we entered into a Transition Services Agreement for a period of six months post separation and in no event later than 31 December 2013, with Prothena pursuant to which Prothena and we will provide each other with specified services, including Chemistry Manufacturing and Controls (CMC)/quality assurance, information services, IT services, facilities services, company secretarial services, finance services, legal services, compliance services and human relations services. We also entered a Research and Development Services Agreement with Prothena under which Prothena will provide certain research and development services to Elan for a minimum of two years and for a minimum fixed charge of $0.5 million per annum.

We did not earn or incur any fees related to the Transition Services Agreement or the Research and Development Services Agreement during 2012.

Transactions with Directors

Mr. Martin

On 7 January 2003, we and Elan Pharmaceuticals, Inc. (EPI) entered into an agreement with Mr. Martin such that Mr. Martin was appointed president and CEO effective 3 February 2003.

Effective 7 December 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continued to serve as our CEO with an initial base annual salary of

$798,000. Under the 2003 agreement, Mr. Martin was eligible to participate in our annual bonus plan, performance-based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual instalments (the 2005 Options). Mr. Martin’s employment agreement was amended on 19 December 2008 to comply with the requirements of Section 409A of the IRC.

On 2 June 2010, Elan and Mr. Martin agreed to amend his 2005 employment contract from an open-ended agreement to a fixed term agreement. Under this 2010 agreement, Mr. Martin committed to remain in his current role as CEO and director of the Company through to 1 May 2012. It was agreed that upon the completion of this fixed term Mr. Martin would then serve the board as executive adviser through to 31 January 2013. Under this amendment, Mr. Martin’s base salary was increased from $800,000 to $1,000,000 per year effective 1 June 2010, and when Mr. Martin moved to the role of executive adviser, his base salary was to be reduced to $750,000 per year, he would not be eligible for a bonus and he would resign from the board. However, as 2012 represented a significant transformational period for the Company, it was decided by the board that the Company and our shareholders would be best served by Mr. Martin continuing his leadership through this critical period and strategic inflection point. To that end, the board requested that Mr. Martin extend his tenure as the Elan CEO creating continuity and an opportunity to achieve further clarity for Elan’s strategic and financial path forward. Mr. Martin agreed to this request and the extension.

Effective 30 April 2012, we, EPI and Mr. Martin amended and restated Mr. Martin’s employment agreement. Under the amended and restated agreement, Mr.Martin’s term as CEO was extended indefinitely while his base salary remained at $1,000,000 per year, the vesting of his equity awards that were granted in February 2012 was accelerated to October 2012, the vesting of any equity awards granted in 2013 would receive partial acceleration upon termination of Mr. Martin’s employment, and Mr. Martin was awarded an option to purchase 486,000 shares (subsequently adjusted to 501,754 shares on 20 December 2012, in connection with the separation and distribution of the Prothena Business. Refer to Note 28 for additional information on the 20 December 2012, equity adjustments), with an exercise price per share of $13.79 (subsequently adjusted to $13.36 on 20 December 2012), and an RSU grant covering 81,000 shares (subsequently adjusted to 83,626 shares on 20 December 2012). The equity awards granted in April 2012 vest over a two year period.

In general, the amended and restated agreement, continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. Subject to certain conditions, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability), Mr. Martin leaves for good reason or Mr. Martin resigns on or after 2 April 2013, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus. Similarly, most options will be exercisable until the earlier of (i) two years from the date of termination or (ii) tenth anniversary of the date of grant, or in the event of a change in control, the earlier of (i) three years from the date of termination or (ii) the tenth anniversary of the date of grant of the stock option.

In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or, if earlier, the date Mr. Martin obtains other employment, continue to participate in our health and medical plans and we shall pay Mr. Martin a lump sum of $50,000 to cover other costs and expenses. Mr. Martin will also be entitled to career transition assistance and the use of an office and the services of a full-time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).

In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the IRC, or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.

The agreement also obligates us to indemnify Mr. Martin if he is sued or threatened with suit as the result of serving as our officer or director. We will be obligated to pay Mr. Martin’s attorney’s fees if he has to bring an action to enforce any of his rights under the employment agreement.

Mr. Martin is eligible to participate in the retirement, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

Mr. McLaughlin

In 2012 and 2011, Davy, an Irish based stock broking, wealth management and financial advisory firm, of which Mr. McLaughlin is deputy chairman, provided advisory services to the company. The total invoiced value of these services in 2012 was $1.3 million (2011: $0.2 million), of which $1.1 million related to services rendered in relation to the offering of the 6.25% Notes.

In November 2011, the Company engaged an adult son of Mr. McLaughlin as a consultant in relation to the Company’s investor relations programmes for a fixed period. The amount invoiced for these services in 2012 was €70,800 (2011: €11,800). Mr. McLaughlin’s son was not an executive officer of Elan and did not have a key strategic role within Elan. The consultancy arrangement terminated on 30 June 2012.

Dr. Selkoe

In July 2009, EPI entered into a consultancy agreement with Dr. Selkoe under which Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. Under the agreement we paid Dr. Selkoe a fee of $12,500 per quarter. The agreement was effective for three years unless terminated by either party upon 30 days written notice and superseded all prior consulting agreements between Dr. Selkoe and Elan. In July 2012, EPI and Dr. Selkoe agreed an amendment to the 2009 agreement which extended the term of the agreement to 1 July 2015 and increased the fee payable to $18,000 per quarter. Under the consultancy agreements, Dr. Selkoe received $61,000 in 2012 (2011: $50,000).

Dr. Selkoe serves as a Company-nominated director of Janssen AI, a subsidiary of Johnson & Johnson in which Elan holds a 49.9% equity interest. In December 2010, Dr Selkoe entered into a consulting agreement with Johnson & Johnson Pharmaceutical Research & Development LLC. This agreement was amended in November 2011 to extend it until 31 December 2012. During 2011, Dr. Selkoe received a fee of $1,600 in respect of services provided under this agreement. On 2 February 2012, this consulting agreement was terminated.

Arrangements with Former Directors

Dr. Ekman

Effective 31 December 2007, Dr. Lars Ekman resigned from his operational role as president of R&D and continued to serve as a member of the board of directors of Elan in a non-executive capacity. Dr. Ekman retired from the board on 7 December 2012 in contemplation of his appointment as chairman of Prothena Corporation plc.

As part of Dr. Ekman’s retirement from executive duties, we agreed to make payments if we achieve certain milestones in respect of our Alzheimer’s disease programme. To date none of the required milestones have been triggered and no payments have been made.

Dr. Bloom

On 17 July 2009, EPI entered into a consultancy agreement with Dr. Bloom under which Dr. Bloom agreed to provide consultant services to Elan with respect to the treatment and/or prevention of neurodegenerative diseases and to act as an advisor to the science and technology committee (the “2009 Agreement”). Effective 17 July 2011, the 2009 Agreement was extended for a further year (“the Amended Agreement”) and under which we would pay Dr. Bloom a fee of $12,500 per quarter. Effective 17 July 2012, Dr. Bloom’s Amended Agreement was renewed for a further 12 month period. As with its predecessor, this agreement can be terminated by either party upon 30 days written notice. Under the consultancy agreements, Dr. Bloom received $50,000 in 2012 (2011: $44,674).

Mr. Hasler

Effective 1 October 2012, Elan Pharmaceuticals GmbH entered into an employment agreement with Mr. Hasler under which Mr. Hasler was appointed our chief operating officer with an initial base annual salary of 600,000 CHF. Mr. Hasler is eligible to participate in our annual bonus plan. Mr. Hasler was awarded an option to purchase 375,000 shares vesting in three annual instalments. Mr. Hasler resigned from the board in October 2012 in connection with his appointment as chief operating officer.

37. Off-balance Sheet Arrangements

As at 31 December 2012 and 2011, we had no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material to investors.

The maturity of the contractual undiscounted cash flows (including estimated future interest payments on debt) of our financial liabilities is disclosed in Note 31(f). For details of our operating lease and other commitments, refer to Notes 32 and 33. Potential future contractual obligations in relation to our collaboration agreements are described in Note 34.

38. Events After the Balance Sheet Date

On 31 January 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on 6 February 2013 and we received proceeds of $169.7 million. We will recognise a realised gain on the disposal of the Alkermes plc available-for-sale investment of $35.6 million in the 2013 Consolidated Financial Statements.

On 6 February 2013, we announced that we entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialisation of Tysabri. In accordance with the terms of the Tysabri Transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. We will recognise a gain on the disposal of the Tysabri business of approximately $3 billion in the 2013 Consolidated Financial Statements.

On 8 March 2013, we provided an update on the Tysabri Transaction. Two material closing conditions in connection with the Tysabri Transaction were the review process under the Hart-Scott-Rodino Antitrust Improvements Act in the United States and the review by the Spanish Competition Authority in Europe. The waiting period for the U.S. antitrust review under HSR expired on 8 March 2013. This followed the clearance on 6 March 2013, of the Tysabri Transaction by the Spanish Competition Authority. Consequently, in accordance with the terms of the Asset Purchase Agreement, and assuming satisfaction of the other closing conditions, closing is expected to occur during the second quarter of 2013.

On 22 February 2013, we announced that, upon the closing of the Tysabri Transaction, we would institute a share repurchase programme by utilising $1 billion of the upfront proceeds from the Tysabri Transaction (the “Share Repurchase”). As announced on 8 March 2013, the Share Repurchase will be effected through a tender offer, which commenced on 11 March 2013, by way of a Dutch Auction. The price range is $11.25 to $13.00. Pursuant to the tender offer, J&E Davy will purchase tendered shares at the lowest price possible that will enable them to purchase up to the aggregate repurchase amount of $1.0 billion. All shares purchased in the tender offer will be purchased at the same price, even if the shareholder tendered at a lower price. In the event that the Share Repurchase is over-subscribed, J&E Davy will purchase less than all of the shares that are tendered at or below the purchase price on a pro rata basis. We will subsequently purchase from J&E Davy all of the shares purchased by them pursuant to the tender offer.

Pursuant to the indenture governing the 6.25% Notes, we are subject to certain covenants that restrict or prohibit our ability to engage in or enter into a variety of transactions, including the consummation of the Share Repurchase. Prior to the consummation of the Share Repurchase, we intend to redeem the $600.0 million of outstanding principal amount of our 6.25% Notes. We expect to incur a net charge on debt retirement in the 2013 Consolidated Financial Statements of approximately $120 million in connection with the redemption of these notes, including an early redemption premium and the write-off of unamortised deferred financing costs.

On 25 February 2013, Royalty Management, LLC (Royalty Pharma) announced that they had made a proposal, on an indicative basis, to make an offer for the entire share capital of the Company of $11 per share. The Elan Board of Directors acknowledged this announcement and noted that the proposal remains an indication of interest, is highly conditional and may or may not lead to an offer being made for the entire issued share capital of the Company. The Board of Directors also noted that any credible proposal which may be made by Royalty Pharma or any other party would be considered by the Company.

On 4 March 2013, we announced the approval by the Board of Directors of a cash dividend programme, whereby a percentage of the Tysabri royalty to be paid to Elan by Biogen Idec in conjunction with the Tysabri Transaction terms set out above, will be paid to shareholders as a dividend. The initial percentage of the Tysabri royalty to be paid out to shareholders as a dividend is 20% of these royalties. We expect to pay these cash dividends to our shareholders in twice-yearly instalments. The first dividend is expected to be paid in the fourth quarter of 2013, subject to the closing of the Tysabri Transaction. Payment of the dividends will be made in accordance with applicable law, including, where applicable, shareholder approval.

39. Notes to the Parent Company Financial Statements

(a) Loss before tax from continuing and discontinued operations

The loss before tax from continuing and discontinued operations has been arrived at after charging the following items (including amounts recharged from other Group companies):

	2012 $m	2011 $m
Auditor’s remuneration:
Audit services(1)	0.1	0.1

Directors’ emoluments:
Share-based compensation expense(2)	8.5	5.6
Fees	1.0	1.1
Other emoluments and benefits in kind	2.2	3.0
Payments to retired directors	—	—

Total directors’ emoluments	11.7	9.7

(1)	Auditor’s remuneration incurred by the Parent Company related solely to audit services. There were no audit service fees paid to other KPMG firms outside Ireland in 2012 or 2011.

(2)	Includes share-based compensation expense of $5.8 million attributable to the Parent Company in 2012 (2011: $4.0 million).

(b) Income tax

There was no income tax expense in respect of continuing or discontinued operations during the financial year or the preceding financial year.

At 31 December 2012, a DTA of $33.7 million (2011: $27.3 million), which relates to excess management expenses, existed but has not been recognised in the Parent Company Balance Sheet because, at this time, it is not probable that the asset will be realised in the future.

No taxes have been provided for the unremitted earnings of our overseas subsidiaries as any tax basis differences relating to investments in these overseas subsidiaries are considered to be permanent in duration. No taxable remittances have occurred during the last three years. Cumulative unremitted earnings of overseas subsidiaries totalled approximately $3,235.9 million at 31 December 2012 (2011: $2,973.9 million). Unremitted earnings may be liable to Irish taxation (potentially at a rate of 12.5%) if they were to be distributed as dividends.

(c) Discontinued operations

The net loss from discontinued operations of $17.1 million during 2012 is comprised of divestment transaction costs and other costs related to the spin-off of the Prothena Business.

In 2011, a pension plan curtailment gain of $6.3 million arose following the divestment of the EDT business arising from the cessation of the pension accrual for EDT active members of the defined benefit pension plans. The curtailment gain of $6.3 million is comprised of an $8.8 million reduction in the defined benefit obligation offset by $2.2 million related to the allocation of unrecognised actuarial losses associated with the curtailed portion of the pension obligation and $0.3 million related to foreign exchange and is recorded as part of the net income from discontinued operations. For additional information on the pension plans, please refer to Note 15.

Prothena spin-off transaction costs paid at 31 December 2012 of $5.2 million are included in the operating cash flows of the Prothena business in the Parent Company Statement of Cash Flows. There were no other cash flows from discontinued operations in 2012 or 2011.

(d) Investments at 31 December:

Investments in Subsidiaries $m
Cost:
At 1 January 2011	1,634.7
Share-based compensation	33.4
Other	(97.5)

At 1 January 2012	1,570.6
Addition	18.2
Capital contribution to Neotope Biosciences Limited	103.5
Distribution to Prothena Corporation, plc	(121.7)
Share-based compensation	43.2

At 31 December 2012	1,613.8

Share-based compensation represents additional capital contributions made to our subsidiaries to reflect the amounts expensed by these subsidiaries for share-based compensation.

The Parent Company acquired 100% of the ordinary shares of Neotope Biosciences Limited for consideration of $18.2 million from Elan Science One Limited in October 2012. The Parent Company subsequently made a capital contribution of $103.5 million to Neotope Biosciences Limited. The Parent Company divested of its shareholding in Neotope Biosciences Limited in December 2012 as part of the demerger of the wholly-owned subsidiaries comprising the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. For further information on the Prothena demerger, please refer to Note 39(i).

In December 2011, Elan International Science Limited (EIS) redeemed shares held by the parent company, which had a carrying value of $97.5 million.

(e) Other non-current assets at 31 December

Other non-current assets of $25.8 million at 31 December 2012 (2011: $27.0 million) consisted of assets related to Elan’s defined benefit pension plans. For additional information on these pension plans, refer to Note 15.

(f) Other current assets at 31 December

Other current assets of $2,633.3 million at 31 December 2012 (2011: $2,629.2 million) consisted of loans due from group undertakings.

Loans provided to Group undertakings are repayable on demand. As a result, no discounting is applied to these balances and they are carried at cost less any impairments.

(g) Current liabilities at 31 December:

	2012 $m	2011 $m
Due to group undertakings	1,433.8	1,264.7
Accrued expenses	0.1	0.1

Current liabilities	1,433.9	1,264.8

Loans received from Group undertakings are repayable on demand. As a result, no discounting is applied to these balances.

(h) Retained profits/(losses)

$m
Retained Profits/(Losses):
At 31 December 2011	(4,303.4)
Net loss for year ended 31 December 2012	(86.0)
Transfer of exercised and expired share-based awards	51.3
Distribution in specie	(104.4)
Reduction of share premium account to offset retained losses	6,199.9

At 31 December 2012	1,757.4

The transfer of exercised and expired share-based awards relates to grants to employees, directors and non-employees for services, that were previously recorded as an expense by the Group and have been reversed upon exercise or expiry of the awards.

In accordance with the provisions of Irish Company Law, we took steps to create income available for distribution during the year. At our Annual General Meeting on 24 May 2012, the shareholders resolved, subject to the approval of the High Court of Ireland, to reduce the share premium account of the Parent Company by cancelling some or all of the Parent Company’s share premium account (the final amount to be determined by the Directors). The Directors subsequently resolved to reduce the share premium account of the Parent Company by $6,199.9 million and use these reserves to set-off the retained losses of the Parent Company, with the balance to be treated as income which shall be available for distribution. On 19 July 2012, the Irish High Court approved the Directors’ resolution and this order was registered with the Irish Companies Registration Office on 23 July 2012.

For information on the $104.4 million distribution in specie, please refer to Note 39(i).

(i) Distribution in specie

On 20 December 2012, we transferred a substantial portion of our drug discovery business platform into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on 21 December 2012. The demerger was effected by Elan transferring our wholly-owned subsidiaries comprising the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. Prothena’s issuance of its outstanding shares constituted a deemed in specie distribution by Elan to Elan shareholders. Each Elan shareholder received one Prothena ordinary share for every 41 Elan ordinary shares or Elan ADSs held.

The carrying amount of the assets distributed by the Parent Company in relation to the Prothena in specie distribution amounted to $121.7 million. The non-cash distribution to shareholders is recognised at the fair value of the assets distributed. The fair value of the non-cash distribution based on the closing share price of the Prothena shares on 21 December 2012, the date that the issued share capital of Prothena was admitted to trading on the NASDAQ Global Market, was $104.4 million. The difference of $17.3 million between the fair value of the distribution and the carrying amount of the assets distributed has been recognised as an expense in the Parent Company Income Statement.

(j) Financial risk management

The Parent Company’s financial risk exposures are predominantly related to its investments in subsidiaries and intercompany receivables and payables, therefore the Parent Company’s approach to financial risk management is similar to the Group’s approach as described in Note 31.

At 31 December 2012, the fair value of the net assets of the Parent Company with a carrying value of $2.8 billion (2011: $3.0 billion) was $6.1 billion (2011: $8.1 billion), as calculated by reference to the market capitalisation of the Group on that date.

(k) Related parties

As part of its normal operating activities, the parent company enters into transactions with other Group undertakings. This includes the receipt and provision of financing in the form of loans (as set forth in Note 39 (f) and (g)). Loans received from Group undertakings and provided to Group undertakings are repayable on demand. As a result, no discounting is applied to these balances.

Directors and officers of the parent company are the same as those of the Group. For information on transactions with directors and officers, see Note 36.

(l) Commitments and contingencies

For information on guarantees and litigation proceedings, please refer to Note 35. The Parent Company has no commitments.

40. Subsidiary and Associate Undertakings

At 31 December 2012, we had the following principal subsidiary undertakings:

Company	Nature of Business	Group Share %	Registered Office & Country of Incorporation
Athena Neurosciences, Inc.	Holding company	100	180 Oyster Point, South San Francisco, CA, USA
Crimagua Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Holdings Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan International Services Limited	Financial services company	100	Juniper House, 30 Oleander Hill, Smiths, FL-08, Bermuda
Elan Pharma International Limited	R&D and distribution of pharmaceutical products, management services and financial services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Pharmaceuticals, Inc.	R&D and distribution of pharmaceutical products	100	180 Oyster Point, South San Francisco, CA, USA

Company	Nature of Business	Group Share %	Registered Office & Country of Incorporation
Elan Science One Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Three Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Keavy Finance Limited	Financial services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Monksland Holding B.V.	Holding company	100	Claude Debussylaan 24, 1082 MD, Amsterdam, The Netherlands

At 31 December 2012, we had the following associate undertakings:

Company	Nature of Business	Group Share %	Registered Office & Country of Incorporation
Janssen Alzheimer Immunotherapy	R&D	49.9	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Proteostasis Therapeutics Inc.	R&D	21	55 Cambridge Parkway, Suite 301, Cambridge, MA 02142

At 31 December 2012, we had the following non-principal subsidiary undertakings:

Company	Nature of Business	Group Share %	Registered Office & Country of Incorporation
Elan Finance Corp.	Financial services	100	180 Oyster Point, South San Francisco, CA, USA
Elan Finance plc.	Financial services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan International Insurance Limited	Captive insurance company	100	Juniper House, 30 Oleander Hill, Smiths, FL-08, Bermuda
Elan Management Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Pharmaceuticals GmbH	Management services	100	Hertenstienstrasse 51, 6004 Luzern, Switzerland
Elan Regulatory Holdings Limited	Regulatory services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Five Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Seven Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Eight Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Nine Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Ten Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan International Finance Limited	Financial services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

Company	Nature of Business	Group Share %	Registered Office & Country of Incorporation
Neuralab Limited	Dormant	100	Juniper House, 30 Oleander Hill, Smiths, FL-08, Bermuda
Orchardbrook Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
The Institute Of Biopharmaceutics Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

41. Approval of Consolidated Financial Statements

The Consolidated Financial Statements were approved by the directors on 21 March 2013.

(5) Where, because of a change in accounting policy, figures are not comparable to a material extent, this must be disclosed and the appropriate amount of the resultant variation should be stated.

Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those of the previous financial year, except as follows:

Amended standards adopted by the group

The following amendments to standards that have been issued by the International Accounting Standards Board (IASB) and have been adopted by the EU, and that are effective for the first time for the financial year beginning on or after 1 January 2012 are not applicable to or do not have a material impact on the Group.

•	Amendments to IAS 12, “Income Taxes”,—“Deferred Tax: Recovery of Underlying Assets”;

•	Amendments to IFRS 7, “Financial instruments: Disclosures on transfers of assets”;

•	Amendment to IFRS 1, “First time adoption on fixed dates and hyperinflation”.

Amendments to standards issued by the IASB and adopted by the EU but not effective for the financial year beginning 1 January 2012 and not early adopted

IAS 19, “Employee benefits”, was amended in June 2011 to require the recognition of changes in the net defined benefit liability or asset including immediate recognition of defined benefit cost, and eliminating the corridor approach permitted by the existing IAS 19. The amendment also enhanced disclosures about defined benefit plans and modifies the accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment. The amendment is effective for financial years beginning on or after 1 January 2013. The impact on the Group will be as follows: to eliminate the corridor approach and recognise all actuarial gains and losses in other comprehensive income (OCI) as they occur and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability/asset. The elimination of the corridor approach will result in the recognition of any of the Group’s previously unrecognised unamortised net actuarial losses. Based on the amounts recorded in the balance sheet as at 31 December 2012, the recognition of these unamortised net actuarial losses will result in the elimination of the net pension asset and recognition of a net pension liability. At 31 December 2012, the net pension asset was $25.8 million and the net pension liability, including the unrecognised actuarial losses, was $39.1 million. We are currently assessing the full impact of the amendments on the Group.

IAS 1, “Presentation of Financial Statements”, was amended in June 2011 to revise the presentation of OCI by requiring entities to group items presented in OCI based on whether they are potentially reclassifiable to profit or loss subsequently and by requiring tax associated with items presented before tax to be shown separately for each of the two groups of OCI items. The amendment is effective for financial years beginning on or after 1 July 2012. We expect that the adoption of the amendment will impact upon the presentation of items in OCI only.

IFRS 13, “Fair value measurement”, is effective for annual periods beginning on or after 1 January 2013. This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and U.S. GAAP, do not extend the use of fair value accounting but provide guidance on how fair value should be measured where its use is already required or permitted by other standards within IFRS. We are currently assessing the full impact of the amendments on the Group.

Amendment to IFRS 7, “Financial instruments: Disclosures on offsetting financial assets and financial liabilities”, is effective for annual periods beginning on or after 1 January 2013. This amendment reflects the joint IASB and FASB requirements to enhance current offsetting disclosures. These new disclosures are intended to facilitate consistency between those entities that prepare IFRS financial statements and those that prepare U.S. GAAP financial statements. We expect that the disclosures required by this amendment are not applicable to the group.

Amendment to IAS 32, “Financial instruments: Presentation on offsetting financial assets and financial liabilities”, is effective for annual periods beginning on or after 1 January 2014. This amendment updates the application guidance in IAS 32, “Financial instruments: Presentation”, to clarify some of the requirements for offsetting financial assets and financial liabilities. We do not expect the adoption of the amendment to this standard to impact our financial position or results from operations.

IFRS 10, “Consolidated financial statements”, is effective for annual periods beginning on or after 1 January 2014, with early adoption permitted. The standard builds on existing consolidation principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control where this is difficult to assess. We are currently assessing the full impact of the amendments on the Group.

IFRS 11, “Joint arrangements”, is effective for annual periods beginning on or after 1 January 2014, with early adoption permitted. This standard accounts for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportionate consolidation of joint ventures is no longer allowed. We are currently assessing the full impact of the amendments on the Group.

IFRS 12, “Disclosures of interests in other entities”, is effective, for annual periods beginning on or after 1 January 2014, with early adoption permitted. This standard includes the disclosure requirements for all forms of interests in other entities, including subsidiaries joint arrangements, associates and unconsolidated structured entities. We are currently assessing the full impact of the amendments on the Group.

IAS 27 (revised 2011) “Separate financial statements”, is effective for annual periods beginning on or after 1 January 2014, with early adoption permitted. This standard includes the provisions on separate financial statements that are left after the guidance on consolidated financial statements has been included in the new IFRS 10. We are currently assessing the full impact of the amendments on the Parent Company.

IAS 28 (revised 2011) “Associates and joint ventures”, is effective for annual periods beginning on or after 1 January 2014. This standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. We are currently assessing the full impact of the amendments on the Group.

New standards issued by the IASB not yet adopted by the EU and not effective for the financial year beginning 1 January 2012

These new standards have not yet been adopted by the EU. The adoption process could result in material changes to the requirements and effective dates of the new standards and amendments to standards or the failure by the EU to adopt them altogether. We are currently assessing the impact of the new standards and amendments to standards on the Group.

IFRS 9, “Financial instruments—classification and measurement”, is effective, subject to EU adoption, for annual periods beginning on or after 1 January 2015. This standard on classification and measurement of financial assets and financial liabilities will replace IAS 39, “Financial instruments: Recognition and measurement”. IFRS 9 has two financial asset measurement categories: amortised cost and fair value. All financial asset equity instruments are measured at fair value. A debt instrument financial asset is measured at amortised cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. For financial liabilities, the standard retains most of the IAS 39 requirements. These include amortised-cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change for financial liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in OCI rather than the income statement, unless this creates an accounting mismatch.

“Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12)” was issued by the IASB in June 2012 to help alleviate the transitional requirements of IFRS 10 “Consolidated Financial Statements”. The amendments are intended to provide additional transition relief in IFRS 10, IFRS 11 “Joint Arrangements”, and IFRS 12 “Disclosure of Interests in Other Entities”, by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments were made to IFRS 11 and IFRS 12 to eliminate the requirement to provide comparative information for periods prior to the immediately preceding period. The effective date of these amendments, subject to EU adoption, is for annual periods beginning on or after 1 January 2013.

Annual improvements 2011 which are effective, subject to EU adoption, for annual periods beginning on or after 1 January 2013 address six issues in the 2009-2011 reporting cycle. It includes changes to:

•	IAS 1, “Financial statement presentation”;

•	IAS 16, “Property plant and equipment”;

•	IAS 32, “Financial instruments: Presentation”;

•	IAS 34, “Interim financial reporting”.

Appendix III

Additional information

1.	Responsibility

(a)

The directors of Royalty Pharma accept responsibility for the information contained in this document, save that the only responsibility accepted by the directors of Royalty Pharma in respect of the information in this document relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Royalty Pharma to verify this information). To the best of the knowledge and belief of the directors of Royalty Pharma (having taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)

The managing member of RP Management accepts responsibility for the information contained in this document, save that the only responsibility accepted by the managing member of RP Management in respect of the information in this document relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the managing member of RP Management to verify this information). To the best of the knowledge and belief of the managing member of RP Management (having taken all reasonable care to ensure that such is the case), the information contained in this document for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors and company information

(a)	Royalty Pharma

The directors of Royalty Pharma are Pablo Legorreta, Susannah Gray and George Lloyd.

Royalty Pharma is an Irish registered private company limited by shares. Its registered office is 70 Sir John Rogerson’s Quay, Dublin 2, Ireland.

(b)	RP Management

The managing member (and Chief Executive Officer) of RP Management is Pablo Legorreta.

RP Management is a limited liability company established in the State of Delaware in the United States of America. Its principal business address is 110 East 59th Street, 33rd Floor, New York, NY 10022, United States of America.

3.	Shareholders and ownership structure of Royalty Pharma and RP Management

(a)	Structure chart

(b)	Royalty Pharma

Royalty Pharma is a wholly owned subsidiary of Echo Acquisition Lux Three Sarl (“LuxCo Three”), a Luxembourg private limited company which was formed on 28 March 2013. LuxCo Three, in turn, is a wholly owned subsidiary of Echo Acquisition Lux Two Sarl (“LuxCo Two”), which is itelf a wholly owned subsidiary of Echo Acquisition Lux One Sarl (“LuxCo One”). Both LuxCo Two and LuxCo One are Luxembourg private limited companies which were formed on 28 March 2013.

LuxCo One is wholly owned by RPI US Partners, LP, RPI US Partners II, LP, RPI International Partners, LP and RPI International Partners II, LP (together the “Feeder Funds”). RPI US Partners, LP and RPI US Partners II, LP are limited partnerships established in the State of Delaware in the United States. RPI International Partners, LP and RPI International Partners II, LP are limited partnerships established in the Cayman Islands.

(c)	RP Management

RP Management is wholly beneficially owned by Pablo Legorreta, who is the managing member of the company. RP Management acts as investment manager to the Feeder Funds as well as to Royalty Pharma Investments.

(d)	Royalty Pharma Investments, RPI Finance Trust and RP Management (Ireland) Limited

Royalty Pharma Investments (“RPI”) is a unit trust, established as a Qualifying Investor Fund under the laws of Ireland and authorised by the Central Bank of Ireland under the Unit Trusts Act 1990 of Ireland. RPI has been constituted pursuant to a Trust Deed dated 5 August 2011 between RP Management (Ireland) Limited and State Street Custodial Services (Ireland) Limited. RP Management (Ireland) Limited has appointed RP Management to act as investment manager of RPI.

RPI Finance Trust (“RPIFT”) is a Delaware statutory trust and is wholly owned by Royalty Pharma Investments.

For further information regarding Royalty Pharma and certain controlling parties, see Appendix IV.

4.	Financing arrangements

The Offer will be financed from the proceeds of the following sources:

(a)	General

(i)

an amended and restated credit agreement (the “Acquisition Credit Agreement”) between RPIFT, as borrower, Royalty Pharma Collection Trust, LuxCo Two, LuxCo Three, Royalty Pharma and the lenders party thereto and Bank of America, N.A., as administrative agent and JPMorgan Chase Bank, N.A., as syndication agent, under which an acquisition facility in an amount of up to US$3,556,000,000 is made available;

(ii)

a bridge loan credit agreement (the “Bridge Credit Agreement”) between RPI, as borrower, LuxCo Two, LuxCo Three, Royalty Pharma, the lenders party thereto and Bank of America, N.A., as administrative agent and JPMorgan Chase Bank, N.A., as syndication agent, in an amount of up to US$2,095,000,000; and

(iii)	cash on hand held by RPIFT in an amount of US$1,100,000,000.

RPIFT will use the net proceeds of the loans received by it under the Acquisition Credit Agreement and cash on hand to purchase a bond issued to it by LuxCo Three. RPI will use the net proceeds of the loans received by it under the Bridge Credit Agreement to purchase a bond issued to it by LuxCo Three (the bonds issued by LuxCo Three, being the “LuxCo Three Bonds”).

LuxCo Three will in turn, concurrently, lend the aggregate proceeds received by it from RPIFT and RPI (as consideration for its issuance of the LuxCo Three Bonds) to Royalty Pharma pursuant to a loan note issued by Royalty Pharma (the “Royalty Pharma Loan Note”).

RPIFT will provide security over all of its assets to the lenders under the Acquisition Credit Agreement, including the LuxCo Three Bonds it holds and any proceeds thereof. RPI will provide security to the lenders under the Bridge Credit Agreement over the LuxCo Three Bonds it holds and any proceeds thereof.

The Acquisition Credit Agreement and the Bridge Credit Agreement will not be cross-collateralised with each other. LuxCo Two, LuxCo Three and Royalty Pharma will guarantee the Acquisition Credit Agreement and provide security for such guarantees over all or substantially all of their respective assets. Promptly following the completion of procedures under Section 60 of the Companies Act, 1963 of Ireland, as amended, after the acquisition of all of the Elan Shares by Royalty Pharma, Elan and its subsidiaries will be required to guarantee the Acquisition Credit Agreement and to secure such guarantees with security over substantially all of their assets. Pursuant to these arrangements RPIFT will seek as promptly as practicable to use cash of Elan and its subsidiaries to prepay the loans under the Bridge Credit Agreement by prepaying the LuxCo Three Bonds held by RPI and undertake steps to cause the amounts received in respect of the Tysabri Royalty to be assigned by way of security and paid to lock boxes controlled by the collateral agent under the Acquisition Credit Agreement. Such amounts shall constitute collateral for, and shall be available to pay, debt service under the Acquisition Credit Agreement.

(b)	Acquisition Credit Agreement

Bank of America, N.A. and JPMorgan Chase Bank, N.A. have agreed to make term loans under the Acquisition Credit Agreement in an aggregate principal amount of up to US$3,556,000,000 for purposes of financing the Offer and, in addition, to make up to US$3,434,281,048 of term loans to the extent needed to refinance existing loans under the Acquisition Credit Agreement. The term loans to be made under the Acquisition Credit Agreement to finance the Offer shall amortize in quarterly instalments of US$8,890,000 and mature on the date which is six years after the date of funding. The term loans to be made under the Acquisition Credit Agreement to refinance the existing terms loans will be made in tranches that amortise in quarterly instalments aggregating US$8,752,246.45 and will mature on 9 May 2018 and 9 November 2018. RPIFT will also be required to prepay the term loans with excess cash flow and excess asset sale and debt proceeds. The term loans to be made under the Acquisition Credit Agreement to finance the Offer shall bear interest at a floating rate or rates based on LIBOR plus a margin of 3.00% per annum or Bank of America’s base rate plus a margin of 2.00% per annum. The term loans to be made under the Acquisition Credit Agreement to refinance the existing terms loans shall bear interest at a floating rate or rates based on LIBOR plus a margin ranging from 2.50% to 3.00% per annum or Bank of America’s base rate plus a margin ranging from 1.50% to 2.00% per annum. The Acquisition Credit Agreement contains customary representations and warranties, affirmative and negative covenants and events of default. Financial covenants in the Acquisition Credit Agreement will require RPIFT to not permit its consolidated leverage ratio (defined as consolidated funded debt to EBITDA less employment related expenses for the four most recent full fiscal quarters) to exceed its consolidated leverage ratio on the funding date of the term loans multiplied by 1.2 and not permit its debt service coverage ratio (defined as the ratio of consolidated EBITDA less employment related expenses and capital expenditure to the sum of consolidated interest expense for the four most recent full fiscal quarters plus the amount of principal maturities scheduled to be paid in the four fiscal quarters following the date of determination of the ratio) to be less than the debt service coverage ratio on the funding date multiplied by 0.8.

(c)	Bridge Credit Agreement

Bank of America, N.A. and JPMorgan Chase Bank, N.A. have agreed to make term loans under the Bridge Credit Agreement in an aggregate principal amount of up to US$2,095,000,000 for purposes of financing the Offer. The term loans to be made under the Bridge Credit Agreement shall mature on the date that is six months after the funding date. RPI will also be required to prepay the term loans with any prepayment of the LuxCo Three Bonds held by it. The term loans under the Bridge Credit Agreement shall bear interest at a floating rate or rates based on LIBOR or Bank of America’s base rate plus a margin of (i) during the period from and after the funding date up to and including the date occurring 30 days after the funding date, 2.00% per annum for loans that bear interest based on the base rate and 3.00% per annum for loans that bear interest based on LIBOR, (ii) during the period from and after the date occurring 31 days after the funding date up to and including the date occurring 90 days after the funding date, 4.00% per annum for loans that bear interest based on the base rate and 5.00% per annum for loans that bear interest based on LIBOR, and (iii) thereafter, 8.00% per annum for loans that bear interest based on base rate and 9.00% per annum for loans that bear interest based on LIBOR. The Bridge Credit Agreement contains customary representations and warranties, affirmative and negative covenants and events of default. Financial covenants in the Bridge Credit Agreement will require RPI to not permit its consolidated leverage ratio (defined as consolidated funded debt to EBITDA less employment related expenses for the four most recent full fiscal quarters) to exceed its consolidated leverage ratio on the funding date of the term loans multiplied by 1.2 and not permit its debt service coverage ratio (defined as the ratio of consolidated EBITDA less employment related expenses and capital expenditure to the sum of consolidated interest expense for the four most recent full fiscal quarters plus the amount of principal maturities scheduled to be paid in the four fiscal quarters following the date of determination of the ratio) to be less than the debt service coverage ratio on the funding date multiplied by 0.8.

5.	Market quotations

(a)	Closing Prices and US Closing Prices

The following table sets out the Closing Prices of Elan Shares (on the Irish Stock Exchange) and US Closing Prices of Elan ADSs (on the NYSE) on the first Business Day in each of the six months immediately prior to the date of this document, for 22 February 2013 (being the last Business Day before commencement of the Offer Period) and for 30 April 2013 (being the last practicable date before the despatch of this document):

Date	Closing Price (€)	US Closing Price (US$)
1 November 2012	8.22	10.78
3 December 2012	7.59	9.70
2 January 2013	7.99	10.75
1 February 2013	7.73	10.59
22 February 2013	7.97	10.60
1 March 2013	8.60	11.46
2 April 2013	9.05	11.75
30 April 2013	8.76	11.70

(b)	High and low trading prices

The following table sets out the highest and lowest prices at which Elan Shares traded on the Irish Stock Exchange and Elan ADSs traded on the NYSE for each quarter during the two years immediately prior to the date of this document:

Quarter	Elan Shares		Elan ADSs
	High (€)	Low (€)	High (US$)	Low (US$)
Q2 2011					8.00	4.86	11.37	6.80
Q3 2011	8.80	6.19	12.48	9.20
Q4 2011	10.72	7.33	13.85	9.87
Q1 2012	11.21	9.15	15.02	12.09
Q2 2012	11.78	9.84	15.01	12.77
Q3 2012	11.80	8.30	14.59	10.70
Q4 2012	8.75	7.57	11.30	9.76
Q1 2013	9.64	7.04	12.02	9.40

6.	Shareholdings and dealings

(a)	Definitions

For the purposes of this paragraph 6:

persons “acting in concert” means persons who co-operate on the basis of an agreement, either express or tacit, either oral or written, aimed at acquiring control of Elan or at frustrating the successful outcome of the Offer;

“arrangement” includes any indemnity or option arrangement, and any agreement or understanding, formal or informal, of whatever nature between two or more persons, relating to relevant securities which is or may be an inducement to one or more of such persons to deal or refrain from dealing in such securities;

“associate” of Royalty Pharma or RP Management means:

(i)	the holding company, a subsidiary, or a subsidiary of the holding company, of Royalty Pharma or RP Management;

(ii)	an associated company of Royalty Pharma, RP Management or of any other company described in paragraph (i) of this definition;

(iii)

a company of which Royalty Pharma, RP Management or any other company described in paragraphs (i) or (ii) of this definition, is an associated company (each of the companies described in paragraphs (i) and (ii) of this definition and in this paragraph (iii), being a “relevant RP company”);

(iv)

a bank or a financial or other professional adviser (including a stockbroker) which is acting in relation to the Offer for Royalty Pharma, RP Management or any relevant RP company (not being a bank which is engaged only in the provision to Royalty Pharma, RP Management or such relevant RP company, as the case may be, of normal commercial banking services or in such activities in connection with the Offer as confirming that cash is available, handling acceptances and other registration work) provided that, in the case of an adviser which is a partnership, only those partners and professional staff who are actively engaged in relation to the Offer or who are customarily engaged in the affairs of the relevant client or who have been engaged in those affairs within the period of two years before the commencement of the Offer Period) shall be deemed to be an associate (each a “connected adviser”);

(v)	a person controlling, controlled by or under the same control as a connected adviser;

(vi)

(A) a director of Royalty Pharma, RP Management or any relevant RP company; (B) the spouse or a parent, brother, sister or child of any such director; (C) a trustee of a trust (including a discretionary trust) of which any such director or any such member of his or her family is a beneficiary or potential beneficiary; (D) a company controlled by any one or more of such directors, such members of their families and the trustees of all such trusts;

(vii)	the trustee of any pension scheme (other than an industry-wide scheme) in which Royalty Pharma, RP Management or any relevant RP company participates;

(viii)

a collective investment scheme or other person the investments of which Royalty Pharma, RP Management or any relevant RP company manages on a discretionary basis, in respect of the relevant investment accounts;

(ix)	a person alone, or together with one or more other persons acting in concert with that person, interested in 5% or more of any class of relevant securities of Royalty Pharma or RP Management;

(x)	a person party to an arrangement with Royalty Pharma, RP Management or any relevant RP company in respect of relevant securities;

(xi)	a person that has a material business arrangement with Royalty Pharma, RP Management or any relevant RP company; or

(xii)

a person (not covered by paragraphs (i) to (xi) above) that is interested in or deals in relevant securities of Royalty Pharma or RP Management and has, in addition to his or her normal interest as an investor in securities, an interest or potential interest, whether commercial, financial or personal, in the outcome of the Offer;

a company shall be deemed to be an “associated company” of another company if that company owns or controls 20% or more of the equity share capital of the first mentioned company;

“control” means the holding, whether directly or indirectly, of securities in a company that confer in aggregate not less than 30% or more of the voting rights in that company;

“derivative” includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security;

“disclosure date” means 30 April 2013, being the latest practicable date prior to the despatch of this document;

“disclosure period” means the period commencing on 22 February 2012 (being the date 12 months prior to the commencement of the Offer Period) and ending on the disclosure date;

for the purpose of determining whether a person has an “interest in a relevant security” or is “interested in a relevant security”

(i)	that person shall be deemed to have an “interest”, or to be “interested”, in that security if and only if he or she has a “long position” in that security;

(ii)	a person who has only a “short position” in a relevant security shall be deemed not to have an interest, nor to be interested, in that security;

(iii)	a person shall be deemed to have a “long position” in a relevant security if he or she director or indirectly:

(A)	owns that security; or

(B)	has the right or option to acquire that security or to call for its delivery; or

(C)	is under an obligation to take delivery of that security; or

(D)	has the right to exercise or control the exercise of the voting rights (if any) attaching to that security; or

to the extent that none of sub-paragraphs (A) to (D) of this definition applies to that person, if he or she:

(E)	will be economically advantaged if the price of that security increases; or

(F)	will be economically disadvantaged if the price of that security decreases,

irrespective of:

(1)

having such ownership, right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to purchase, option or derivative; and

(2)	whether any such ownership, right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise;

provided that a person who has received an irrevocable commitment to accept an offer (or to procure that another person accept an offer) shall not, by virtue only of sub-paragraphs (B) or (C) of this definition, be treated as having an interest in the relevant securities that are the subject of the irrevocable commitment; and

(iv)	a person shall be deemed to have a “short position” in a relevant security if he or she directly or indirectly:

(A)	has the right or option to dispose of that security or to put it to another person; or

(B)	is under an obligation to deliver that security to another person; or

(C)

is under an obligation either to permit another person to exercise the voting rights (if any) attaching to that security or to procure that such voting rights are exercised in accordance with the directions of another person, or, to the extent that none of sub-paragraphs (A) to (C) above applies to that person, if he or she:

(E)	will be economically advantaged if the price of that security decreases; or

(F)	will be economically disadvantaged if the price of that security increases,

irrespective of:

(1)

how any such right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to sell, option or derivative; and

(2)	whether any such right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise;

references to a director being “interested” in relevant securities shall also be interpreted in the manner described in Chapter I of Part IV of the Companies Act 1990 of Ireland;

“relevant Elan securities” means:

(i)	Elan Shares, Elan ADSs and any other securities of Elan carrying voting rights;

(ii)	equity share capital of Elan; and

(iii)

any securities or any other instruments of Elan conferring on their holders rights to convert into or subscribe for any new securities of the type listed in sub-paragraphs (i) and (ii) of this definition;

“relevant RP Funds” means funds in respect of which RP Management acts as investment manager;

“relevant RP securities” means:

(i)	equity share capital of Royalty Pharma or RP Management; and

(ii)

any securities or any other instruments of Royalty Pharma or RP Management conferring on their holders rights to convert into or subscribe for any new securities of the type listed in sub-paragraph (i) of this definition; and

(iii)	securities of any holding company of Royalty Pharma or RP Management and to options (included traded options) in respect of, and derivatives referenced to, any securities of any such holding company;

“relevant securities” means relevant Elan Securities and relevant RP securities; and

A list of relevant RP companies and relevant RP Funds is set out in sub-paragraph 6(f), below.

(b)	Interests and short positions in relevant Elan securities

(i)

As at the close of business on the disclosure date, J.P. Morgan and persons controlling, controlled by or under the same control as J.P. Morgan (except in any such case, in the capacity of an exempt market maker, and excluding any exempt fund manager) were interested in 65 Elan ADSs.

(ii)

As at the close of business on the disclosure date, BofA Merrill Lynch and persons controlling, controlled by or under the same control as BofA Merrill Lynch (except in any such case, in the capacity of an exempt market maker, and excluding any exempt fund manager) were interested in 442,002 Elan ADSs and 749,900 derivatives referenced to Elan ADSs.

(iii)

As at the close of business on the disclosure date, BofA Merrill Lynch and persons controlling, controlled by or under the same control as BofA Merrill Lynch (except in any such case, in the capacity of an exempt market maker, and excluding any exempt fund manager) held short positions in 759,312 Elan ADSs.

(iv)	As at the close of business on the disclosure date, Locus Global I, LP, an entity controlled by Rory Riggs, a director of RP Management (Ireland) Limited, was interested in 772 Elan ADSs.

(c)	Dealings in relevant Elan Securities

(i)

During the disclosure period, J.P. Morgan and persons controlling, controlled by or under the same control as J.P. Morgan (except in any such case, in the capacity of an exempt market maker, and excluding any exempt fund manager) dealt in relevant Elan securities as follows:

J.P. Morgan Securities LLC

Elan ADSs
Security	Period	Transaction	No. of Securities	Price/Price Range
Elan ADSs	25/02/12–24/05/12	Acquisitions	350,650	13.02–13.98
Elan ADSs		Disposals	282,792	12.86–13.31
Elan ADSs	25/05/12–24/08/12	Acquisitions	267,945	11.25–13.96
Elan ADSs		Disposals	868,966	11.79–13.86
Elan ADSs	25/08/12–24/11/12	Acquisitions	198,799	10.27–11.54
Elan ADSs		Disposals	438,431	10.25–11.55
Elan ADSs	25/11/12–24/12/12	Acquisitions	153,084	9.74–10.55
Elan ADSs		Disposals	212,866	9.65–10.56
Elan ADSs	25/12/12–24/01/13	Acquisitions	298,196	9.85–10.93
Elan ADSs		Disposals	186,953	9.86–10.94
Elan ADSs	25/01/13–24/02/13	Acquisitions	279,941	9.68–10.80
Elan ADSs		Disposals	260,614	9.43–10.76
Elan ADSs	25/02/13–30/04/13	Acquisitions	—	N/A
Elan ADSs		Disposals	—	N/A

Elan Shares
Security	Period	Transaction	No. of Securities	Price/Price Range
Elan Shares	25/02/12–24/05/12	Acquisitions	—	N/A
Elan Shares		Disposals	—	N/A
Elan Shares	25/05/12–24/08/12	Acquisitions	6,104	11.30–11.30
Elan Shares		Disposals	—	N/A
Elan Shares	25/08/12–24/11/12	Acquisitions	20,498	8.11–9.38
Elan Shares		Disposals	2,097	8.25–8.25
Elan Shares	25/11/12–24/12/12	Acquisitions	19,425	7.64–8.10
Elan Shares		Disposals	7,981	7.81–7.97
Elan Shares	25/12/12–24/01/13	Acquisitions	2,779	7.70–8.13
Elan Shares		Disposals	—	N/A
Elan Shares	25/01/13–24/02/13	Acquisitions	49	7.73–7.73
Elan Shares		Disposals	67	7.60–7.71
Elan Shares	25/02/13–30/04/13	Acquisitions	—	N/A
Elan Shares		Disposals	—	N/A

J.P. Morgan Securities plc

Security	Period	Transaction	No. of Securities	Price/Price Range
Elan ADSs	25/02/12–24/05/12	Acquisitions	—	N/A
Elan ADSs		Disposals	—	N/A
Elan ADSs	25/05/12–24/08/12	Acquisitions	842,800	11.66–11.69
Elan ADSs		Disposals	180,000	11.61–11.61
Elan ADSs	25/08/12–24/11/12	Acquisitions	30,000	10.91–11.10
Elan ADSs		Disposals	542,800	10.29–11.42
Elan ADSs	25/11/12–24/12/12	Acquisitions	—	N/A
Elan ADSs		Disposals	150,000	10.51–10.51
Elan ADSs	25/12/12–24/01/13	Acquisitions	—	N/A
Elan ADSs		Disposals	50,000	10.14–10.14
Elan ADSs	25/01/13–24/02/13	Acquisitions	—	N/A
Elan ADSs		Disposals	100,000	9.53–9.53
Elan ADSs	25/02/13–30/04/13	Acquisitions	—	N/A
Elan ADSs		Disposals	—	N/A

J.P. Morgan Trust Company of Delaware

Security	Period	Transaction	No. of Securities	Price/Price Range
Elan ADSs	25/02/12–24/05/12	Acquisitions	14,500	12.84
Elan ADSs		Disposals	—	N/A
Elan ADSs	25/05/12–24/08/12	Acquisitions	—	N/A
Elan ADSs		Disposals	14,500	11.13
Elan ADSs	25/08/12–24/11/12	Acquisitions	—	N/A
Elan ADSs		Disposals	—	N/A
Elan ADSs	25/11/12–24/12/12	Acquisitions	—	N/A
Elan ADSs		Disposals	—	N/A
Elan ADSs	25/12/12–24/01/13	Acquisitions	—	N/A
Elan ADSs		Disposals	—	N/A
Elan ADSs	25/01/13–24/02/13	Acquisitions	—	N/A
Elan ADSs		Disposals	—	N/A
Elan ADSs	25/02/13–30/04/13	Acquisitions	—	N/A
Elan ADSs		Disposals	—	N/A

(ii)

During the disclosure period, BofA Merrill Lynch and persons controlling, controlled by or under the same control as BofA Merrill Lynch (except in any such case, in the capacity of an exempt market maker, and excluding any exempt fund manager) dealt in relevant Elan securities as follows:

Elan ADSs
Security	Period	Transaction	No. of Securities	Price/Price Range
Elan ADSs	25/02/12–24/05/12	Purchases	2,536,824	12.000–15.250
Elan ADSs		Sales	2,586,778	11.995–15.260
Elan ADSs	25/05/12-24/08/12	Purchases	3,877,278	9.860–14.901
Elan ADSs		Sales	3,984,744	9.900–14.900
Elan ADSs	25/08/12–24/11/12	Purchases	2,763,794	10.200–12.000
Elan ADSs		Sales	3,155,082	10.200–12.000
Elan ADSs	25/11/12–24/12/12	Purchases	495,070	9.650–10.650
Elan ADSs		Sales	718,869	9.650–10.660
Elan ADSs	25/12/12–24/01/13	Purchases	594,182	9.500–10.990
Elan ADSs		Sales	721,587	9.835–11.400
Elan ADSs	25/01/13–24/02/13	Purchases	862,557	9.380–11.050
Elan ADSs		Sales	1,320,675	9.380–11.060
Elan ADSs	25/02/13–30/04/13	Purchases	6,901	11.070–11.150
Elan ADSs		Sales	48,538	11.078–11.730

Options

Security	Period	Transaction	No. of Securities	Exercise Price Range	Expiry Date Range	Option Price Range
Call option	25/02/12– 24/05/12	Purchases	4,884	14.000– 16.000	19/05/12– 20/10/12	0.700– 3.200
Call option		Sales	3,189	16.000– 20.000	21/07/12– 20/10/12	0.950– 1.850
Put option		Purchases	1,800	12.000	21/07/12	1.050
Put option		Sales	2,800	12.000	21/04/12– 20/10/12	0.550– 1.850
Call option	25/05/12– 24/08/12	Purchases	8,106	16.000– 20.000	21/07/12– 19/01/13	0.090– 2.100
Call option		Sales	3,756	14.000– 23.000	16/06/12– 19/01/13	0.050– 0.850
Put option		Purchases	10,465	7.500– 13.000	21/07/12– 19/01/13	0.160– 1.880
Put option		Sales	13,777	7.500– 12.000	21/07/12– 19/01/13	0.100– 1.250
Call option	25/08/12– 24/11/12	Sales	3,000	15.000	19/01/13	0.175
Put option		Purchases	3,300	9.000– 10.000	19/01/13	0.200– 0.500

Security	Period	Transaction	No. of Securities	Exercise Price Range	Expiry Date Range	Option Price Range
Call option	25/11/12– 24/12/12	Purchases	2,000	10.000– 11.000	19/01/13	0.350– 0.800
Call option		Sales	1,000	11.000	20/04/13	0.800
Call option	25/12/12– 24/01/13	Purchases	1,000	11.000	19/01/13	0.450
Call option		Sales	1,300	10.000– 11.000	19/01/13	0.100– 0.450
Call option	25/02/13– 30/04/13	Purchases	1,000	11.000	20/04/13	0.681

OTC Swaps
Security	Period	Transaction	No. of Securities	Price/Price Range
OTC Swap	25/05/12–24/08/12	Purchases	100	11.980
OTC Swap		Sales	100	11.609
OTC Swap	25/08/12–24/11/12	Purchases	690,500	10.234–11.213
OTC Swap		Sales	1,300	10.685–11.216
OTC Swap	25/11/12–24/12/12	Purchases	61,000	10.193–10.263
OTC Swap		Sales	100	10.040
OTC Swap	25/12/12–24/01/13	Purchases	9,400	9.914–10.905
OTC Swap		Sales	9,200	9.926–10.895
OTC Swap	25/01/13–24/02/13	Purchases	20,300	9.837–10.670
OTC Swap		Sales	13,800	9.636–10.586
OTC Swap	25/02/13–30/04/13	Sales	6,900	11.400

OTC Options other than swaps

Security	Period	Transaction	No. of Securities	Exercise Price Range	Expiry Date Range	Option Price Range
Call	25/05/12– 24/08/12	Purchases	53,100	11.933– 16.000	13/08/12– 02/11/12	0.594– 1.080
Call		Sales	21,500	16.000	13/08/12	0.030
Call	25/08/12– 24/11/12	Expiry	31,600	11.933	02/11/12	N/A

(iii)

During the disclosure period, Locus Global I, LP, an entity controlled by Rory Riggs, a director of RP Management (Ireland) Limited disposed of 165 Elan ADSs on 29 June 2012 at a price of US$14.51 per share and acquired 247 ADSs on 28 September 2012 at a price of US$10.68 per share.

(d)	General

As at the close of business on the disclosure date, save as disclosed in this paragraph 6:

(i)	Royalty Pharma was not interested in, nor held any short position in, any relevant Elan securities, nor had it dealt in any relevant Elan securities during the disclosure period;

(ii)	RP Management was not interested in, nor held any short position in, any relevant Elan securities, nor had it dealt in any relevant Elan securities during the disclosure period;

(iii)

none of the directors of Royalty Pharma or RP Management was interested in, or held any short position in, any relevant Elan securities, nor had any such director dealt in any relevant Elan securities during the disclosure period;

(iv)

no person acting in concert with Royalty Pharma or RP Management was interested in, or held any short position in, any relevant Elan securities, nor had any such person dealt in any relevant Elan securities during the disclosure period;

(v)

no person who, prior to the despatch of this document, has provided Royalty Pharma, RP Management or any of their associates with an irrevocable commitment or letter of intent to accept the Offer was interested in, or held any short position in, any relevant Elan securities, nor had any such person dealt in any relevant Elan securities during the disclosure period; and

(vi)

no person with whom Royalty Pharma, RP Management or any person acting in concert with Royalty Pharma or RP Management has any arrangement was interested in, or held any short position in, any relevant Elan securities, nor had any such person dealt in any relevant Elan securities during the disclosure period.

(e)	Persons acting in concert with Royalty Pharma and RP Management

The following persons are acting in concert, or deemed to be acting in concert, with Royalty Pharma and RP Management for the purposes of the Offer:

(i)

(A) the directors of Royalty Pharma, (B) the spouse or a parent, brother, sister or child of any such director, (C) a trustee of a trust (including a discretionary trust) of which any such director or any such member of his or her family is a beneficiary or potential beneficiary and (D) a company controlled by any one or more of such director, such members of their families and the trustees of all such trusts;

(ii)

(A) the managing member of RP Management, (B) the spouse or a parent, brother, sister or child of such managing member, (C) a trustee of a trust (including a discretionary trust) of which such managing member or any such member of his or her family is a beneficiary or potential beneficiary and (D) a company controlled by such managing member, such members of his family and the trustees of all such trusts;

(iii)

(A) each of LuxCo Three, LuxCo Two and LuxCo One, (B) the managers of LuxCo Three, LuxCo Two and LuxCo One, (C) the spouse or a parent, brother, sister or child of any such manager, (D) a trustee of a trust (including a discretionary trust) of which any such manager or any such member of his or her family is a beneficiary or potential beneficiary and (E) a company controlled by any one or more of such manager, such members of their families and the trustees of all such trusts;

(v)	the Feeder Funds;

(vi)	Pharmaceutical Investors, LP, (which provides management services to RPI International Partners, LP (one of the Feeder Funds);

(vii)	Pharma Management, LLC, the general partner of Pharmaceutical Investors, LP; and

(vi)

(A) RP Management (Ireland) Limited, (B) the directors of RP Management (Ireland) Limited, (C) the spouse or a parent, brother, sister or child of any such director, (D) a trustee of a trust (including a discretionary trust) of which any such director or any such member of his or her family is a beneficiary or potential beneficiary and (E) a company controlled by any one or more of such director, such members of their families and the trustees of all such trusts; and

(vi)

(A) RPIFT, (B) the directors of RPIFT, (C) the spouse or a parent, brother, sister or child of any such director, (D) a trustee of a trust (including a discretionary trust) of which any such director or any such member of his or her family is a beneficiary or potential beneficiary and (E) a company controlled by any one or more of such director, such members of their families and the trustees of all such trusts,

(together being “Relevant RP Persons”).

In addition to the Relevant RP Persons the following connected advisers (and persons controlling, controlled by or under the same control as such connected advisers) are also acting in concert, or deemed to be acting in concert, with Royalty Pharma and RP Management for the purposes of the Offer:

Name*	Entity type	Address	Relationship with Royalty Pharma and RP Management
J.P. Morgan Limited	Private company limited by shares	25 Bank Street Canary Wharf London E14 5JP	Financial adviser
J.P. Morgan Securities LLC	Limited liability company	303 Madison Avenue New York US 10179	Financial adviser
Merrill Lynch International	Private unlimited company	2 King Edward Street, London, EC1A 1HQ, United Kingdom	Financial adviser
Merrill Lynch, Pierce, Fenner & Smith Incorporated	Delaware Corporation	1 Bryant Park New York, NY 10036 United States of America	Financial adviser
Groton Partners	US private limited liability company (LLC)	640 Fifth Avenue New York, NY 10019, United States of America	Financial adviser
Matheson	Irish partnership	70 Sir John Rogerson’s Quay, Dublin 2, Ireland	Legal and Irish tax adviser
Akin Gump Strauss Hauer & Feld, LLP	Texas limited liability partnership	One Bryant Park, Bank of America Tower New York, NY 10036- 6745, United States of America	Legal and US tax adviser
Davis Polk & Wardwell LLP	Limited liability partnership	450 Lexington Avenue, New York, NY 10017, United States of America	Legal adviser
Loyens & Loeff N.V.	Public limited company	Blaak 31, 3011 GA, Rotterdam The Netherlands	Benelux tax and legal adviser
Ernst & Young	Irish partnership	Harcourt Centre, Harcourt Street, Dublin 2, Ireland	Accounting and tax adviser
Abernathy MacGregor Group, Inc	C corporation	277 Park Avenue New York, NY 10172, United States of America	Communications adviser
Maitland	Private limited company	Orion House 5 Upper St. Martin’s Lane, London, WC2H9EA, England	Public relations adviser

Name*	Entity type	Address	Relationship with Royalty Pharma and RP Management
Mackenzie Partners	US Partnership	105 Madison Avenue, 17th Floor, New York, NY 10016, United States of America	Investor relations adviser

* In the case of those advisers which are partnerships, only those partners and professional staff who are actively engaged in relation to the Offer or who are customarily engaged in the affairs of Royalty Pharma or RP Management or who have been engaged in those affairs within the period of two years prior to commencement of the Offer Period are deemed, under the Irish Takeover Rules, to be acting concert with Royalty Pharma or RP Management.

(f)	Additional dealing disclosure

Rule 14e-5 under the US Exchange Act restricts, among other things, purchases of Elan’s ordinary shares and ADSs by certain “covered persons”, including J.P. Morgan and BofA Merrill Lynch and their respective affiliates, during the Offer. The tables below detail the trading activities engaged in by affiliates of J.P. Morgan and BofA Merrill Lynch in reliance on the exemption to Rule 14e-5 set forth in paragraph (b)(8) of Rule 14e-5 during the period spanning the first public announcement of the Offer on 25 February 2013 through 30 April 2013:

Table I–Dealings by affiliates of J.P. Morgan

	Buy			Sell
	Volume	Low price (€)	High price (€)	Volume	Low price (€)	High price (€)
Elan Ordinary Shares	750,171	8.4500	9.2078	819,307	8.517	9.2170
	Buy			Sell
	Volume	Low price (US$)	High price (US$)	Volume	Low price (US$)	High price (US$)

Elan ADS	238,497	11.6848	11.8096	133,403	11.0540	11.8448

Note: Trading was conducted by the following entities: J.P. Morgan Securities plc; JPMorgan Chase Bank, NA; J.P. Morgan Investment Management Inc.; and J.P. Morgan Asset Management (UK) Limited.

Table II–Dealings by affiliates of BofA Merrill Lynch
	Buy			Sell
	Volume	Low price (€)	High price (€)	Volume	Low price (€)	High price (€)

Elan Ordinary Shares	1,177,932	8.42	9.251	490,635	8.519	9.64
	Buy			Sell
	Volume	Low price ($)	High price ($)	Volume	Low price ($)	High price ($)

Elan ADS	7,093	11.044	11.15	48,730	11.04	11.73

	Derivative	Over total number of shares	Strike	Expiry date
Elan ADS	Call Option - Bought	100,000	11	20/04/2013
	Call Option - Sold	101,000	11	20/04/2013

Note: Trading was conducted by the following entities: Merrill Lynch International; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Bank of America, N.A. and Managed Account Advisors, LLC.

Each of J.P. Morgan and BofA Merrill Lynch believe that transactions conducted by their respective affiliates complied with paragraph (b)(8) of Rule 14e-5 because, among other things,

each of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, which are the parties to the engagement letters relating to the Offer with the applicable Royalty Pharma entities, is each registered as a broker/dealer under Section 15(a) of the US Exchange Act and none of the transactions were made to facilitate the offer.

However, each of J.P. Morgan and BofA Merrill Lynch is aware of a published interpretation of paragraph (b)(8) by the Staff of the Division of Corporation Finance of the SEC (which is publicly available on the SEC’s website at http://www.sec.gov/interps/telephone/phonesupplement3.htm; Part I (Regulation M-A); Section L (Rule 14e-5); Question 7) that expresses the Staff’s view that the availability of the exception should be limited to instances where all entities assisting the offeror (both dealer-managers and other affiliates) are registered under Section 15(a) of the US Exchange Act. J.P. Morgan Limited and Merrill Lynch International (the two non-US entities assisting Royalty Pharma) are not registered under Section 15(a) of the US Exchange Act. Notwithstanding this published interpretation, the Financial Advisers believe that all of the transactions disclosed on the table above comply with the spirit of paragraph (b)(8) of Rule 14e-5. In particular, each of the entities providing financial advisory services to Royalty Pharma maintains and enforces written policies and procedures reasonably designed to prevent the flow of information to or from the entity that might otherwise result in a violation of the U.S. federal securities laws and regulations. The UK Takeover Panel periodically reviews, among other things, the relevant policies and procedures of all members or entities within the respective groups of J.P. Morgan Chase & Co. (“Morgan”) and Bank of America Corporation (“Bank of America”) that provided financial advisory services to Royalty Pharma and that are not registered under Section 15(a) of the US Exchange Act to assess, among other things, the effectiveness of their respective information barrier arrangements and whether trading by affiliates of those group members or entities in securities of companies which are the subject of takeover transactions should be permitted to continue in accordance with the rules of the UK Takeover Code while the relevant member of the Morgan group or the Bank of America group, as the case may be, is acting as a financial adviser to a company involved in any such takeover transaction. Following the UK Takeover Panel’s periodic review, which includes an assessment of the information barriers established by such entities, the relevant members of the Morgan group and the Bank of America group continue to have, as applicable, “exempt principal trader” and “exempt fund manager” status on an ongoing basis as granted by the UK Takeover Panel and, in recognition of the foregoing, the Irish Takeover Panel has also recognized the “exempt market maker” and “exempt fund manager” status, as applicable, of each of the relevant members of the Morgan group and the Bank of America group for the purposes of the Offer. In the event of an alleged violation of Rule 14e-5, the SEC could potentially initiate litigation or other enforcement proceedings and/or a private party could potentially initiate litigation relating to such alleged violation.

7.	Taxation

(a)	Irish taxation

The following is a general summary of the significant Irish tax considerations applicable to Elan Stockholders who are resident in Ireland in respect of the disposition of Elan Shares under the Offer.

This summary is based on Irish taxation laws currently in force, regulations promulgated thereunder, proposals to amend any of the foregoing publicly announced prior to the date hereof, and the currently published administrative practices of the Irish Revenue Commissioners. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, or what impact, if any, such changes will have on the statements contained in this summary. No assurance is or can be given that legislative or judicial changes, or changes in administrative practice, will not modify or change the statements expressed herein. We have assumed for the purposes of this summary that any proposed changes to the taxation laws will be enacted in the form proposed.

This summary is of a general nature only. It does not constitute tax or legal advice and does not discuss all aspects of Irish taxation that may be relevant to a particular Irish holder of Elan Shares.

Elan Stockholders are advised to consult their own tax advisers with respect to the application of Irish taxation laws to their particular circumstances in relation to the Offer.

The summary only applies to Elan Stockholders who hold their Elan Shares as capital assets (i.e. investments) and does not address special classes of holders of Elan Shares, including, but not limited to dealers in securities, insurance companies, pension schemes, employee share ownership trusts, collective investment undertakings, charities, tax-exempt organisations, financial institutions and close companies, each of which may be subject to special rules not discussed below.

This section applies to holders of Elan Shares (“Irish Holders”) that (i) beneficially own Elan Shares; (ii) in the case of individual holders, are resident, ordinarily resident and domiciled in Ireland under Irish taxation laws; (iii) in the case of holders that are companies, are resident in Ireland under Irish taxation laws; and (iv) are not considered resident in any country other than Ireland for the purposes of any double taxation agreement entered into by Ireland.

Irish Holders who elect, under the Offer, to dispose of their Elan Shares for cash may be subject to Irish capital gains tax (in the case of individuals) or Irish corporation tax (in the case of companies) to the extent that the proceeds realised from such disposition exceed the indexed base cost of their Elan Shares plus incidental selling expenses. Indexation of the base cost for computation of the capital gain will only be allowed to be calculated up to 31 December 2002. The current rate of tax applicable to such chargeable gains is 33%. An annual exemption allows individuals to realise chargeable gains of up to €1,270 in each tax year without giving rise to capital gains tax. This exemption may not be transferred between spouses. Irish Holders that are companies may qualify for the substantial shareholdering exemption (“SSE”) where at the time of disposal the Irish Holder is a company which has held at least 5% of the shares in Elan for 12 months ending not more than two years before the date of disposal.

Irish Holders that realise a loss on the disposition of Elan Shares will generally be entitled to offset such allowable loss against chargeable gains realised from other sources in determining their capital gains tax or corporation tax liability in a year. Allowable losses that remain unrelieved in a year may generally be carried forward and applied against chargeable gains realised in future years. Irish Holders that are companies and that would qualify for the SSE on gains will generally not be entitled to offset losses against chargeable gains realised from other sources.

No Irish stamp duty will be payable by Irish Holders on the disposition of their Elan Shares under the Offer.

Unique Irish tax considerations may apply to holders of options over Elan Shares. Irish tax considerations applicable to Elan Optionholders will be set forth in a separate proposal document to be delivered to Elan Optionholders.

If you are in any doubt as to your taxation position or if you are subject to taxation in any jurisdiction other than Ireland, you should consult an appropriate professional adviser without delay.

(b)	US taxation

General Overview

IRS Circular 230 Notice Requirement. This communication is not given in the form of a covered opinion within the meaning of Circular 230 issued by the United States Secretary of the Treasury. Thus, we are required to inform you that you cannot rely upon any tax advice contained in this communication for the purpose of avoiding United States federal tax penalties. In addition, any tax advice contained in this communication may not be used to promote, market or recommend a transaction to another party.

The following is a general summary of certain significant US federal income tax considerations that may be relevant to Elan Stockholders who are US Shareholders (as defined below) in respect of the disposition of Elan Shares (including Elan Shares represented by Elan ADSs) under the Offer.

This summary addresses only certain significant US federal income tax considerations of holders that hold Elan Shares as “capital assets” for US tax purposes and does not address tax considerations applicable to holders that may be subject to special US tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, entities that are tax-exempt for US tax purposes, persons that hold Elan Shares as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for US tax purposes, persons that have a “functional currency” other than the US dollar, persons that acquired Elan Shares pursuant to the exercise of an employee stock option or otherwise as compensation, or persons that own (or are deemed to own) 10% or more of the stock of Elan.

This summary is based (i) on the US Internal Revenue Code of 1986, as amended, existing, proposed and temporary US Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect on the date hereof and (ii) in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, or what impact, if any, such changes will have on the statements contained in this summary. No assurance is or can be given that legislative or judicial changes, or changes in administrative practice, will not modify or change the statements expressed herein.

This summary is of a general nature only. It does not constitute tax or legal advice and does not discuss all aspects of US federal income taxation that may be relevant to a particular US Shareholder of Elan Shares. This summary does not address the US state, local or non-US tax consequences (or other tax consequences such as estate and gift tax consequences or alternative minimum tax consequences) of the Offer. Elan Stockholders are advised to consult their own tax advisers with respect to the application of US taxation laws to their particular circumstances in relation to the Offer.

For purposes of this summary, the term “US Shareholder” means a beneficial holder of Elan Shares who for US federal income tax purposes is (i) an individual citizen or resident of the US, (ii) a corporation or partnership organized in or under the laws of the US or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to US federal income taxation regardless of its source or (iv) a trust that has validly elected to be treated as a US person for US federal income tax purposes or a trust (A) over which a US court has primary supervisory power and (B) for which one or more US persons have the authority to control all of the substantial decisions. A “Non-US Shareholder” is a beneficial owner of Elan Shares that is not a US Shareholder. This summary does not apply to Non-US Shareholders.

If a partnership (or any entity treated as a partnership for US federal tax purposes) holds Elan Shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such partner or partnership should consult its own tax advisor as to the potential US and other tax consequences of the Offer.

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, a US Shareholder who elects, pursuant to the Offer, to dispose of some portion or all of its Elan Shares will generally recognize gain or loss for US federal income tax purposes in an amount equal to the difference, if any, between the amount realized from the disposition of such Elan Shares and such US Shareholder’s adjusted tax basis (for US tax purposes) in such Elan Shares. Such gain or loss generally will be capital gain or loss. Capital gains of certain non-corporate US Shareholders derived with respect to Elan Shares held for more than one year at the time of the disposition generally will be subject to reduced rates of US federal income taxation. The deductibility of capital losses may be subject to certain limitations.

The initial tax basis of Elan Shares to a US Shareholder generally will be the purchase price of the Elan Shares. The amount realized on a disposition of Elan Shares pursuant to the Offer generally will be equal to the US dollar value of the payment received, determined on (i) the date of receipt of payment in the case of a cash basis US Shareholder and (ii) the date of disposition in the case of an accrual basis US Shareholder. The receipt of Net Cash Rights may give rise to certain additional US tax considerations, and US Shareholders are urged to consult their own tax advisors in this regard.

Irish taxes that may be imposed on a US Shareholder upon gain realized pursuant to the Offer will generally be treated as foreign income taxes eligible for credit against such US Shareholder’s US federal income tax liability or for deduction in computing such US Shareholder’s taxable income for US federal income tax purposes. Gain or loss, if any, recognized by a US Shareholder upon a disposition of Elan Shares generally will be treated as US source income or loss for US foreign tax credit purposes. Accordingly, a US Shareholder may not be able to use the US foreign tax credit arising from any Irish tax imposed on the disposition of the Elan Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources in the appropriate income category. The calculation and availability of US foreign tax credits and, in the case of a US Shareholder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a US Shareholder’s particular circumstances. US Shareholders should consult with their own tax advisors with regard to the availability of US foreign tax credits and the application of the US foreign tax credit limitations in light of their particular situations.

Additional US federal income tax considerations may apply to Elan Optionholders. Certain US federal income tax considerations applicable to Elan Optionholders will be set forth in a separate proposal document to be delivered to Elan Optionholders.

Passive Foreign Investment Company Considerations

A non-US corporation will be classified as a “passive foreign investment company” (a “PFIC”) for US federal income tax purposes in any taxable year in which, after taking into account the income and assets of certain of its subsidiaries, either (1) at least 75 percent of its gross income is “passive income” or (2) at least 50 percent of the gross value of its assets is attributable to assets that produce “passive income” or are held for the production of passive income. Passive income for this purpose generally includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions, subject to exceptions for certain items derived in the active conduct of a trade or business and received from unrelated persons.

Elan has stated in recent public filings that it believes that it is not currently a PFIC and, based on Elan management’s current projections of Elan’s future income and assets, and the anticipated use of Elan’s cash, that Elan will not become a PFIC in the foreseeable future, including following consummation of the Tysabri Transaction (which recently completed). However, Elan’s status in any taxable year will depend on its assets and activities in each year, and because PFIC status entails a factual determination made annually after the end of each taxable year, there can be no assurance that Elan will not be considered a PFIC for the current taxable year or any future taxable year. Royalty Pharma has not had an opportunity to conduct any due diligence with respect to Elan, and expresses no position as to whether Elan is or is not a PFIC.

If, contrary to the position taken by Elan in its public filings, Elan is or has in any prior taxable year been a PFIC, certain adverse US federal income tax consequences could apply to a US Shareholder that disposes of Elan Shares pursuant to the Offer. For example, gain recognized on the sale of Elan Shares could be treated as ordinary income and subject to additional tax in the nature of interest. US Shareholders should consult their own tax advisors with respect to the potential US tax consequences that could arise if Elan were treated as a PFIC.

US Information Reporting and Backup Withholding

In general, US information reporting requirements will apply to the cash payments received pursuant to the Offer that are paid within the United States (and in certain cases, outside of the United States) to US Shareholders other than certain exempt recipients (such as corporations), and backup withholding at a rate of 28% may apply to such amounts if a US Shareholder fails to provide an accurate taxpayer identification number and make any other required certification or otherwise establish an exemption. The amount of any backup withholding from a payment made to a US Shareholder generally will be allowed as a refund or a credit against the US Shareholder’s US federal income tax liability so long as the required information is provided to the United States Internal Revenue Service.

Backup withholding and information reporting will not generally apply to the cash payments made pursuant to the tender offer that are received by a non-US Shareholder if such holder certifies under penalties of perjury that such holder is a non-US person for US federal income tax purposes.

Holders of Elan Shares or ADSs are urged to consult their tax advisors with respect to the particular tax consequences of the Offer to them, including the application and effect of the alternative minimum tax and state, local and non-US tax laws.

8.	Net Cash Rights

(a)	General

The Net Cash Rights will not:

(i)	bear any interest;

(ii)	be transferable (save as set out below); and

(iii)	be convertible into other securities of Royalty Pharma.

No application will be made for the Net Cash Rights to be listed on, or dealt on, any stock exchange or other trading facility.

Holders of Net Cash Rights will not have any redemption rights, although all amounts due to Elan Stockholders who accept the Offer in respect of the Net Cash Rights will be paid no later than 60 days following the Unconditional Date.

The Net Cash Rights will not be registered under the US Securities Act, or the US Exchange Act. The Net Cash Rights will not be issued under, constituted or governed by an indenture qualified under the US Trust Indenture Act of 1939, as amended or by a separate instrument or deed issued by or on behalf of Royalty Pharma.

The terms and conditions of the Net Cash Rights are as set out in this document.

The Net Cash Rights will be issued only in the event that the Elan Balance Sheet Confirmation Requirement is not satisfied by the Relevant Date.

Each Net Cash Right will entitle Elan Stockholders who accept the Offer to receive a potential further payment of up to US$1.00 per Elan Share (including each Elan Share represented by an Elan ADS) no later than 60 days following the Unconditional Date, dependent on the actual amount of Elan Net Cash. The amount payable in respect of each Net Cash Right will be US$1.00 less the Elan Net Cash Per Share Adjustment. The Elan Net Cash Per Share Adjustment will be calculated as follows:

(i)	in the event that Elan Net Cash is equal to or exceeds the Elan Net Cash Threshold, the Elan Net Cash Per Share Adjustment will be zero (i.e. the value of each Net Cash Right will be US$1.00); or

(ii)

in the event that Elan Net Cash is less than the Elan Net Cash Threshold, the Elan Net Cash Per Share Adjustment will be the lesser of (1) US$1.00 and (2) the difference between the Elan Net Cash Threshold and Elan Net Cash, divided by the Fully Diluted Elan Stock Number.

In the event that the Net Cash Rights are issued, each Net Cash Right will have a minimum value of US$0.00 and a maximum value of US$1.00, and Royalty Pharma can provide no assurance as to its actual value. Even if the Elan Net Cash exceeds the Elan Net Cash Threshold, the maximum value of each Net Cash Right will be US$1.00. As a result, if Elan has not satisfied the Elan Balance Sheet Confirmation Requirement by the date you tender your shares in acceptance of the Offer, you should not tender unless you are willing to accept an offer price of $10.25.

Nothing in the Offer or in this document shall be construed as conferring on the holder of a Net Cash Right (an “Elan Net Cash Right Holder”), the right to vote or to consent or to receive notice in respect of shareholder meetings of Royalty Pharma, or any rights of any kind or nature whatsoever as a shareholder of Royalty Pharma. The rights of an Elan Net Cash Right Holder are limited to those expressly set out in this document.

(b)	The Elan Balance Sheet Confirmation Requirement

The Offer provides that Elan Stockholders will receive the entire Offer Price in cash if the Elan Balance Sheet Confirmation Requirement is satisfied. The Elan Balance Sheet Confirmation Requirement shall be considered to have been satisfied if by 5:00 p.m. (Irish time) / 12:00 noon (New York City time) on the Relevant Date, Elan makes a Public Balance Sheet Confirmation Announcement or issues a Private Balance Sheet Confirmation Letter stating the amount of Elan Net Cash as at the Cash Testing Date and confirming that the Board of Elan has no reason to believe that there has been any material reduction in the Elan Net Cash since the Cash Testing Date and that it has no reason to believe that there will be any material reduction in the Elan Net Cash in the 20 Business Days following the Relevant Date.

If the Elan Net Cash as so announced or confirmed is greater than or equal to the Elan Net Cash Threhold then Elan Stockholders will receive US$11.25 for each Elan Share (including each Elan Share represented by an Elan ADS) held by them. If Elan announces or confirms that the Elan Net Cash is less than the Elan Net Cash Threshold, Elan Stockholders will receive US$11.25 less the Elan Balance Sheet Confirmation Adjustment for each Elan Share (including each Elan Share represented by an Elan ADS) held by them. The Elan Balance Sheet Confirmation Adjustment will be the lesser of (1) US$1.00 and (2) the difference between the Elan Net Cash Threshold and the Elan Net Cash, as so announced or confirmed, divided by the Fully Diluted Elan Stock Number.

(c)	Private Balance Sheet Confirmation Letter

A Private Balance Sheet Confirmation Letter shall be deemed issued for the purposes of satisfying the Elan Balance Sheet Confirmation Requirement if (a) a director or other officer of Elan, duly authorised for these purposes by the board of directors of Elan, signs the Private Balance Sheet Confirmation in the form set out at Appendix IX and (b) the signed Private Balance Sheet Confirmation Letter is delivered by hand or is received by post by 5:00 p.m. (Irish time) / 12:00 noon (New York City time) on the Relevant Date to or by (as appropriate) Royalty Pharma at 70 Sir John Rogerson’s Quay, Dublin 2, Ireland for the attention of Mr. Pablo Legorreta.

(d)	Public Balance Sheet Confirmation Announcement

A Public Balance Sheet Confirmation Announcement shall be deemed made for the purposes of satisfying the Elan Balance Sheet Confirmation Requirement if an announcement in the form contained in Appendix IX of this document is issued on a Regulatory Information Service by 5:00 p.m. (Irish time) / 12:00 noon (New York City time) on the Relevant Date.

(e)	Payment

The amount payable in respect of each Net Cash Right will be paid no later than 60 days following the Unconditional Date. All payments will be in US dollars.

(f)	Independent Accounting firm

Royalty Pharma shall, in the event that the Elan Balance Sheet Confirmation Requirement is not satisfied by the Relevant Date, appoint an accounting firm to undertake all necessary work to determine the Elan Net Cash as at the Relevant Date. The accounting firm so appointed will not be Ernst & Young (who have advised Royalty Pharma in connection with the Offer) or KPMG (who are Elan’s auditors). Absent manifest error or fraud, the determination of the Elan Net Cash by such independent accounting firm will be binding.

(g)	Net Cash Rights’ Register, Irish Receiving Agent and ADS Tender Agent

The Irish Receiving Agent has been engaged by Royalty Pharma to maintain a register in which the Irish Receiving Agent shall record the ownership of the Net Cash Rights (the “Irish Register”) for holders of Elan Shares who accept the Offer. The Irish Register shall be kept at the principal office of the Irish Receiving Agent. The Irish Register will include the name and address of each holder of Net Cash Rights (who has accepted the Offer in respect of Elan Shares) and the number of Net Cash Rights held by such person. The Irish Register shall constitute prima facie evidence of the number of Net Cash Rights held by any person, being a person who has accepted the Offer in respect of Elan Shares. Royalty Pharma and the Irish Receiving Agent may deem and treat the Elan Net Cash Right Holder as the absolute owner thereof for all purposes and neither Royalty Pharma nor the Irish Receiving Agent shall be affected by any notice to the contrary.

The ADS Tender Agent has been engaged by Royalty Pharma to maintain a register in which the ADS Tender Agent shall record the ownership of the Net Cash Rights (the “US Register”) for holders of Elan ADSs who accept the Offer. The US Register shall be kept at the principal office of the ADS Tender Agent. The US Register will include the name and address of each holder of Net Cash Rights (who has accepted the Offer in respect of Elan ADSs) and the number of Net Cash Rights held by such person. The US Register shall constitute prima facie evidence of the number of Net Cash Rights held by any person, being a person who has accepted the Offer in respect of Elan ADSs. Royalty Pharma and the ADS Tender Agent may deem and treat the Elan Net Cash Right Holder as the absolute owner thereof for all purposes and neither Royalty Pharma nor the ADS Tender Agent shall be affected by any notice to the contrary.

Any holder of Net Cash Rights may make a written request to the Irish Receiving Agent or the ADS Tender Agent (as the case may be) to change his address of record in the Irish Register or the US Register (as the case may be). Such written request must be duly executed by the relevant Elan Net Cash Right Holder. Upon receipt of such written request by the Irish Receiving Agent or the ADS Tender Agent (as the case may be), the Irish Receiving Agent or the ADS Tender Agent (as the case may be) shall promptly record the change of address in the relevant register.

Confirmations as to the number of Net Cash Rights held by an Elan Stockholder shall be issued to Elan Net Cash Holders within 14 days of the Unconditional Date but such confirmations will not constitute documents of title.

(h)	Transfers

The Net Cash Rights and any interest therein shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. A “Permitted Transfer” shall mean (a) a transfer of any or all of the Net Cash Rights on death by will or intestacy; (b) a transfer by instrument to an inter vivos or testamentary trust in which the Net Cash Rights are to be passed to beneficiaries upon death, (c) transfers made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); or (d) a transfer made by operation of law (such as a merger).

The Irish Receiving Agent shall, from time to time, register a Permitted Transfer of any outstanding Net Cash Rights in the Irish Register, upon delivery to the Irish Receiving Agent of a written instrument or instruments of transfer and other requested documentation in form satisfactory to Royalty Pharma and the Irish Receiving Agent, duly executed by the relevant Elan Net Cash Right Holder or by the duly appointed legal representative thereof or by a duly authorised attorney. A request for a transfer of a Net Cash Right shall be accompanied by such documentation establishing that the proposed transfer is a Permitted Transfer as may be reasonably requested by Royalty Pharma (including opinions of counsel, if appropriate). Upon receipt of documentation reasonably satisfactory to Royalty Pharma, Royalty Pharma shall authorise the Irish Receiving Agent to permit the registration of the transfer of the relevant Net Cash Rights. The Irish Receiving Agent shall not permit the registration of the transfer of a Net Cash Right until it is so authorised by Royalty Pharma.

The ADS Tender Agent shall, from time to time, register a Permitted Transfer of any outstanding Net Cash Rights in the US Register, upon delivery to the ADS Tender Agent of a written instrument or instruments of transfer and other requested documentation in form satisfactory to Royalty Pharma and the ADS Tender Agent, duly executed by the relevant Elan Net Cash Right Holder or by the duly appointed legal representative thereof or by a duly authorised attorney. A request for a transfer of a Net Cash Right shall be accompanied by such documentation establishing that the proposed transfer is a Permitted Transfer as may be reasonably requested by Royalty Pharma (including opinions of counsel, if appropriate). Upon receipt of documentation reasonably satisfactory to Royalty Pharma, Royalty Pharma shall authorise the ADS Tender Agent to permit the registration of the transfer of the relevant Net Cash Rights. The ADS Tender Agent shall not permit the registration of the transfer of a Net Cash Right until it is so authorised by Royalty Pharma.

No transfer of a Net Cash Right shall be valid until registered in the Irish Register or the US Register (as the case may be) and any transfer not duly registered in the Irish Register or the US Register (as the case may be) will be void ab initio. All transfers of Net Cash Rights registered in the Irish Register or the US Register shall be the valid obligations of Royalty Pharma and shall entitle the transferee to the same benefits and rights under the Net Cash Right as those which were held by the transferor. For the avoidance of doubt, the US Register will show one position for Cede & Co which represents all the Elan Stock held by DTC on behalf of the street holders of Elan ADSs and the ADS Tender Agent will have no responsibility whatsoever directly to the street holders with respect to transfer of the Net Cash Rights. The ADS Tender Agent will have no responsibilities whatsoever with regards to distribution of payments to the street holders directly.

9.	Sources of information and basis of calculations

Unless otherwise stated, in this document:

(i)

save where otherwise stated, financial and other information concerning Elan, Royalty Pharma, RP Management and Biogen has been extracted from published sources or from unaudited financial results for the year ended 31 December 2012 of entities of which RP Management acts as investment manager;

(ii)

Elan’s issued and to be issued share capital is based upon 510,033,256 Elan Shares in issue as at 30 April 2013 as disclosed by Elan in its Regulatory Information Service announcement made on 30 April 2013 in conformity with Regulation 20 of the Transparency (Directive 2004/109/EC) Regulations 2007 of Ireland and 20,492,926 Elan Shares that could be issued to satisfy the exercise and vesting of options and restricted stock units under the Employee Share Plans (assuming exercise and vesting of such options and restricted stock units) as of 18 April 2013 as disclosed by Elan on 23 April 2013 pursuant to its obligations under Rule 10.2 of the Irish Takeover Rules;

(iii)	the Closing Prices of the Elan Shares are derived from the Daily Official List of the Irish Stock Exchange for each of the relevant dates;

(iv)	the US Closing Prices of the Elan ADSs are derived from Factset for each of the relevant dates;

(v)	the high and low trading prices of Elan Shares and Elan ADSs are derived from Factsets.

(vi)

calculation of Broker Projected Earnings Per Share from third party reports—the median of revised earnings per share forecasts sourced from broker reports published following the announcement of the Tysabri Transaction on 6 February 2013 by Berenberg, Cowen, Credit Suisse, Davy Research, Deutsche Bank, Jefferies, Leerink Swann, Morgan Stanley, RBC and UBS up to 13 March 2013;

(vii)

calculation of Broker Projected EBITDA from third party reports—the median of revised EBITDA forecasts sourced from broker reports published following the announcement of the Tysabri Transaction on 6 February 2013 by Berenberg, Credit Suisse, Davy Research, Deutsche Bank, Jefferies, Leerink Swann, Morgan Stanley and UBS up to 13 March 2013;

(viii)	Bloomberg article dated 4 March 2013;

(ix)	information on transactions in Elan Stock by Elan Stockholders is based on Rule 8.3 disclosures and Thomson One shareholder register analysis;

(x)	Prothena Corporation Plc Form 3 announcement filed on 28 December 2012;

(xi)	Biogen’s presentation made to investors on 6 February 2013 following the announcement of the Tysabri Transaction;

(xii)	Alkermes plc (ALKS) 13-D SEC filing on 6 February 2013;

(xiii)	Biogen Idec 8-K (Asset Purchase Agreement) dated 12 February 2013; and

(xiv)	Elan’s press releases dated 6 February 2013, 4 March 2013, 2 April 2013, 3 April 2013, 10 April 2013, 12 April 2013, 15 April 2013, 18 April 2013, 22 April 2013 and 24 April 2013.

10.	Other information

(a)	As far as Royalty Pharma is aware, the directors of Elan whose registered office is at Treasury Building, Lower Grand Canal Street, Dublin 2 are:

Andrew von Eschenbach; G. Kelly Martin; Dennis Selkoe; Donal O’Connor; Kieran McGowan; Kyran McLaughlin; Richard D Pilnik; Robert A Ingram; Giles Kerr; Patrick Kennedy; and Paul Gareth Kennedy,

and the company secretary of Elan is William F Daniel.

(b)

Save as disclosed in this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between Royalty Pharma, RP Management or any person acting in concert with Royalty Pharma and/or RP Management and any of the directors, recent directors, shareholders or recent shareholders of Elan or any person interested or recently interested in shares of Elan having any connection with or dependence on the Offer.

(d)

Except as disclosed in this document, there is no agreement, arrangement or understanding by which any securities acquired in pursuance of the Offer will be transferred to any other person, but Royalty Pharma reserves the right to transfer any such shares to any person.

(e)	J.P. Morgan has given and not withdrawn its written consent to the publication of this document with the inclusion of the references to its name in the form and context in which they appear.

(f)	BofA Merrill Lynch has given and not withdrawn its written consent to the publication of this document with the inclusion of the references to its name in the form and context in which they appear.

(g)	Groton Partners has given and not withdrawn its written consent to the publication of this document with the inclusion of the references to its name in the form and context in which they appear.

(h)

As far as Royalty Pharma and RP Management are aware and save as publicly announced by Elan, except as disclosed in this document, there has been no material change in the financial or trading position of Elan which has occurred since 31 December 2012 (the date to which the latest audited accounts of Elan were prepared).

(i)

Royalty Pharma has retained Capita Registrars (Ireland) Limited, as the Irish Receiving Agent, The Bank of New York Mellon, as the ADS Tender Agent, and MacKenzie Partners, Inc., as the US Information Agent. Royalty Pharma will pay the Irish Receiving Agent, the ADS Tender Agent, and the US Information Agent reasonable and customary compensation for their services in connection with the Offer, together with reimbursement of out-of-pocket expenses. Royalty Pharma will indemnify the Irish Receiving Agent, the ADS Tender Agent and the US Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the US federal securities laws. Except as set forth in the paragraph, Royalty Pharma will not pay any commissions or fees to any broker, dealer or other person for soliciting tenders of shares pursuant to the Offer.

(j)

This document relates to an offer to acquire the entire issued and to be issued share capital of Elan on the terms, and subject to the conditions, set out in this document and in the Acceptance Documents. According to information announced or provided by Elan, as at 30 April 2013, there are 510,033,256 Elan Shares in issue and as at 18 April 2013 up to a further 20,492,926 Elan Shares that could be issued to satisfy the exercise and vesting of options and restricted stock units under the Employee Share Plans (assuming exercise and vesting of such options in full).

(k)

Royalty Pharma estimates that the total amount of funds required to purchase the entire issued and to be issued share capital of Elan, on the terms and subject to the conditions of the Offer, and to pay certain fees and expenses related to the Offer (assuming an offer price of US$11.25, payable wholly in cash) to be circa US$6,146 million.

(l)

None of Royalty Pharma, LuxCo Three, LuxCo Two, LuxCo One, RPI International Partners, LP, Pharmaceutical Investors, Pharma Management or RP Management, or any of the directors or officers of the foregoing has, during the past two years, other than with respect to the Offer, been a party to any negotiation, transaction or agreement with Elan, or an affiliate of Elan that is not a natural person, that had an aggregate value exceeding more than one percent of Elan’s consolidated revenues for the fiscal year when the transaction occurred.

(m)

None of Royalty Pharma, LuxCo Three, LuxCo Two, LuxCo One, RPI International Partners, Pharmaceutical Investors, Pharma Management or RP Management, or any of the directors or officers of the foregoing has, during the past two years, other than with respect to the Offer, been a party to any negotiation, transaction or agreement with any individual who is an executive officer, director or affiliate of Elan that had an aggregate value, either alone or in the aggregate with a series of transactions, exceeding US$60,000 when the transaction occurred.

11.	Documents available for inspection

Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Matheson, 70 Sir John Rogerson’s Quay, Dublin 2, Ireland until the end of the Offer Period:

(i)	the memorandum and articles of association of Royalty Pharma;

(ii)	the constitutional documents of RP Management;

(iii)	the written consents referred to at paragraphs 10(e), (f) and (g) of this Appendix III;

(iv)	a full list of all dealings in relevant Elan securities to which the Irish Takeover Panel has consented to being aggregated in this document;

(v)	the Acquisition Credit Agreement;

(vi)	the Bridge Credit Agreement;

(vii)	the LuxCo Three Bonds;

(viii)	the Royalty Pharma Loan Note;

(ix)	the Offer Document;

(x)	the Form of Acceptance; and

(xi)	the Letter of Transmittal.

Appendix IV

Additional information on the directors and executive officers of Royalty Pharma and related entities

The names of the directors and executive officers of Royalty Pharma, LuxCo Three, LuxCo Two, LuxCo One, RPI International Partners, LP (“RPI International Partners”), Pharmaceutical Investors, LP (“Pharmaceutical Investors”), Pharma Management, LLC (“Pharma Management”), and RP Management and their present principal occupations or employment and material occupations, positions, offices or employment during the past five years are set forth below. None of Royalty Pharma, LuxCo Three, LuxCo Two, LuxCo One, RPI International Partners, Pharmaceutical Investors, Pharma Management or RP Management, or any of the directors or officers of the foregoing has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

1. Royalty Pharma

Royalty Pharma, a private limited company organized under the laws of Ireland, was formed on March 21, 2013, for the purpose of making the Offer and has conducted no business activities other than those related to the making of the Offer. Royalty Pharma is a direct wholly-owned subsidiary of LuxCo Three. The principal business address of Royalty Pharma is c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022, and its business telephone number is + (212) 883-0200.

Directors and Executive Officers of Royalty Pharma

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Royalty Pharma are set forth below.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and History of Material Occupations, Positions, Offices or Employment
Pablo Legorreta, Director	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022	Mr. Legorreta has been Chief Executive Officer and Founder of RP Management, LLC since September 1996. Mr. Legorreta has also served
Citizen of Mexico, United States permanent resident

as (i) director of Giuliani S.p.A. since May 2012, (ii) founder and chairman of Alianza Médica para la Salud in Mexico since June 2010, (iii) a member of the American Advisory Board of the Pasteur Foundation (U.S. affiliate of the French Institut Pasteur) since 2012, and (iv) trustee of the American Austrian Foundation since 2011.

Susannah Gray, Director	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022	Ms. Gray has served as Executive Vice President and Chief Financial Officer of RP Management, LLC since January 2005.
United States citizen

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and History of Material Occupations, Positions, Offices or Employment
George Lloyd, Director	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022	Mr. Lloyd has served as Executive Vice President of RP Management, LLC since May 2011. Prior to that he was a partner at the law firm of
	United States citizen	Goodwin Procter LLP from January 2005 through May 2011.

2. LuxCo Three

LuxCo Three, a Luxembourg sarl, was formed on March 28, 2013, for the purpose of making the Offer and has conducted no business activities other than those related to the making of the Offer. LuxCo Three is a wholly-owned subsidiary of LuxCo Two. Its principal office address and business telephone number are the same as for Royalty Pharma provided in paragraph 1 of this Appendix IV.

Directors and Executive Officers of LuxCo Three

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of LuxCo Three are set forth below.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and History of Material Occupations, Positions, Offices or Employment
Andrew O’Shea, Class A Manager	c/o Intertrust (Luxembourg) S.A., 65 Boulevard Grande Duchesse Charlotte, L-1331 Luxembourg, Grand Duchy of Luxembourg	Mr. O’Shea has served as a director of Intertrust (Luxembourg) S.A. since December 2011. Prior to that, he served as a manager of Allied Irish Bank International Financial Services
	Citizen of Ireland	from August 2006 through November 2011.
Hugo Froment, Class B Manager	c/o Intertrust (Luxembourg) S.A., 65 Boulevard Grande Duchesse Charlotte, L-1331 Luxembourg, Grand Duchy of Luxembourg	Mr. Froment has served as a director of Intertrust (Luxembourg) S.A. since January 2006.
Citizen of France

3. LuxCo Two

LuxCo Two, a Luxembourg sarl, was formed on March 28, 2013, for the purpose of making the Offer and has conducted no business activities other than those related to the making of the Offer. LuxCo Two is a wholly-owned subsidiary of LuxCo One. Its principal office address and business telephone number are the same as for Royalty Pharma provided in paragraph 1 of this Appendix IV. The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of LuxCo Two are the same as for LuxCo Three set forth in paragraph 2 of this Appendix IV.

4. LuxCo One

LuxCo One, a Luxembourg sarl, was formed on March 28, 2013, for the purpose of making the Offer and has conducted no business activities other than those related to the making of the Offer. LuxCo One is owned by RPI US Partners, LP, RPI US Partners II, LP, RPI International Partners and RPI International Partners II, LP (together, the “Feeder Funds”), with RPI International Partners owning the controlling interest in LuxCo One. The Feeder Funds are limited partnerships established in the State of Delaware and the Cayman Islands. Pharmaceutical Investors is the General Partner of RPI International Partners. Pharma Management is the General Partner of Pharmaceutical Investors. RP Management is the investment manager to the Feeder Funds.

Its principal office address and business telephone number are the same as for Royalty Pharma provided in paragraph 1 of this Appendix IV. The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of LuxCo One are the same as for LuxCo Three set forth in paragraph 2 of this Appendix IV.

5. RPI International Partners

RPI International Partners, a Cayman Islands limited partnership, was formed on June 29, 2011. RPI International Partners’ principal business is investing, directly or indirectly, in royalty interests in marketed and late stage pharmaceutical products. Its principal office address and business telephone number are the same as for Royalty Pharma provided in paragraph 1 of this Appendix IV. Pharmaceutical Investors is the General Partner of RPI International Partners.

6. Pharmaceutical Investors

Pharmaceutical Investors, a Delaware limited partnership, was formed on May 12, 2003. Pharmaceutical Investors provides management services to RPI International Partners. Its principal office address and business telephone number are the same as for Royalty Pharma provided in paragraph 1 of this Appendix IV. Pharma Management is the General Partner of Pharmaceutical Investors.

7. Pharma Management

Pharma Management, a Delaware limited liability company, was formed on May 12, 2003. Pharma Management provides management services to Pharmaceutical Investors. Its principal office address and business telephone number are the same as for Royalty Pharma provided in paragraph 1 of this Appendix IV.

Directors and Executive Officers of Pharma Management

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Pharma Management are set forth below.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and History of Material Occupations, Positions, Offices or Employment
Pablo Legorreta, Managing Member of Pharma Management	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022	See respective information under “Directors and Executive Officers of Royalty Pharma” in paragraph 1 of this Appendix IV.
Citizen of Mexico, United States permanent resident

8. RP Management

RP Management, a Delaware limited liability company, was formed on September 20, 2002. RP Management is the investment manager to the Feeder Funds. The principal business address of RP Management is 110 E. 59th St., 33rd Fl., New York, NY 10022, and its business telephone number is (212) 883- 0200.

Directors and Executive Officers of RP Management

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of RP Management are set forth below.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and History of Material Occupations, Positions, Offices or Employment
Pablo Legorreta, Chief Executive Officer and Managing Member	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022	See respective information under “Directors and Executive Officers of Royalty Pharma” in paragraph 1 of this Appendix IV.
Citizen of Mexico, United States permanent resident
Susannah Gray, Executive Vice President and Chief Financial Officer	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022	See respective information under “Directors and Executive Officers of Royalty Pharma” in paragraph 1 of this Appendix IV.
United States citizen
Alexander Kwit, Executive Vice President	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022	Mr. Kwit joined RP Management in 2001 and served as an Executive Vice President since April 2008.
United States citizen
George Lloyd, Executive Vice President	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022	See respective information under “Directors and Executive Officers of Royalty Pharma” in paragraph 1 of this Appendix IV.
United States citizen
James F. Reddoch, PhD, Executive Vice President	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022	Dr. Reddoch joined RP Management as Executive Vice President in July 2008. Prior to joining RP Management, Dr. Reddoch was Managing Director
	United States citizen	and Head of Healthcare Equity Research at Friedman Billings Ramsey from May 2003 through July 2008.

Appendix V

Definitions

The following definitions apply throughout this document (save for Appendix II, which contains information extracted and reproduced from Elan’s published information) unless the context otherwise requires:

“2019 Notes” means the 6.25% senior fixed rate notes due 2019 and issued by Elan;

“Accepted ADSs” means Elan ADSs in respect of which the Offer has been accepted or is deemed to have been accepted;

“Acceptance Condition” means the condition set out in paragraph (a) of Part A of Appendix I;

“Acceptance Documents” means with respect to holders of Elan Shares, the Form of Acceptance and with respect to holders of Elan ADSs, the Letter of Transmittal, and any other form of acceptance document issued by Royalty Pharma;

“ADS Custodian” means Citibank N.A. (London), as custodian under the Deposit Agreement;

“ADS Depositary” means Citibank N.A., as depositary under the Deposit Agreement;

“ADS Tender Agent” means The Bank of New York Mellon, in its capacity as ADS tender agent for the Offer;

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the ADS Tender Agent as part of a confirmation of a book-entry transfer that states that the Book-Entry Transfer Facility has received an express acknowledgement from the participant in the Book-Entry Transfer Facility tendering the Elan ADSs that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and the Offer;

“BofA Merrill Lynch” means Merrill Lynch, Pierce, Fenner & Smith Incorporated (in its capacity as financial advisor), together with its affiliate Merrill Lynch International, both subsidiaries of Bank of America Corporation;

“Biogen” means Biogen Idec Inc.;

“Biogen International” means Biogen Idec International Holding Ltd, an affiliate of Biogen;

“Biogen Group” means Biogen and its subsidiaries and subsidiary undertakings and Biogen International, and “member of the Biogen Group” means any one of them;

“Board of Elan” or “Elan Board” means the board of directors of Elan;

“Book-Entry Transfer Facility” or “DTC” means the Depositary Trust Company;

“Broker Projected Earnings Per Share” means the median of earnings per share forecasts made by the brokers named in paragraph 9 (Sources of information and basis of calculations) of Appendix III that published revised earnings per share forecasts following the announcement of the Tysabri Transaction on 6 February 2013;

“Broker Projected EBITDA” means the median of EBITDA forecasts made by the brokers named in paragraph 9 (Sources of information and basis of calculations) of Appendix III that have published revised EBITDA forecasts following the announcement of the Tysabri Transaction on 6 February 2013;

“Business Day” means a day, other than a Saturday, Sunday or public or bank holiday on which clearing banks are generally open for business in the relevant location;

“Cash Testing Date” means a date falling not earlier than 31 May 2013 and not later than 17 June 2013;

“Closing Price” means the official closing price or the middle market quotation of an Elan Share, as appropriate, on a particular Business Day, as derived from the Daily Official List;

“conditions” means the conditions of the Offer set out in Part A of Appendix I;

“CREST” means the relevant system (as defined in the CREST Regulations) in respect of which Euroclear is the operator (as defined in the CREST Regulations);

“CREST Manual” means the CREST reference manual;

“CREST member” means a person who has been admitted by Euroclear as a system-member (as defined in the CREST Regulations);

“CREST participant” means a person who is, in relation to CREST, a system-participant (as defined in the CREST Regulations);

“CREST payment” has the meaning given in the CREST Manual;

“CREST Regulations” means the Companies Act 1990 (Uncertificated Securities) Regulations 2006 of Ireland;

“CREST sponsor” means a CREST participant admitted to CREST as a CREST sponsor;

“CREST sponsored member” means a CREST member admitted to CREST as a sponsored member;

“Daily Official List” means the Daily Official List of the Irish Stock Exchange;

“Deductions” means the deductions set out in Appendix VII;

“Deposit Agreement” means the amended and restated deposit agreement dated 3 February 2012 between Elan, Citibank N.A. and the holders and beneficial owners of Elan ADSs;

“Dutch Auction” means the tender offer to Elan Stockholders to purchase Elan Shares (including Elan Shares represented by Elan ADSs) announced by Elan on 11 March 2013 the terms of which are set out in the Dutch Auction Circular;

“Dutch Auction Circular” means the circular issued to Elan Stockholders in connection with the Dutch Auction on 11 March 2013;

“Dutch Auction Strike Price” means US$11.25;

“EEA” means the European Economic Area, which was established on 1 January 1994 and comprises the member states of the European Union, plus Iceland, Liechtenstein and Norway;

“Elan” or “the Company” means Elan Corporation, plc;

“Elan ADRs” means American depositary receipts issued under the Deposit Agreement evidencing Elan ADSs;

“Elan ADSs” means American depositary shares in respect of and each representing one Elan Share;

“Elan Annual Report and Accounts” means Elan’s annual report and accounts for the year ended 31 December 2012;

“Elan Balance Sheet Confirmation Adjustment” shall have the meaning given to that term in paragraph 5 of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in this document;

“Elan Balance Sheet Confirmation Requirement” shall have the meaning given to that term in paragraph 8 (Net Cash Rights) of Appendix III;

“Elan Cash Assets” has the meaning set out in Appendix VII;

“Elan Debt” comprises the redemption amount of any long-term financial indebtedness (including any make whole premium), and any current financial indebtedness including bank overdrafts or short term loan facilities in each case at the Cash Testing Date and in each case prepared and presented in accordance with the accounting policies outlined in the Elan Annual Report and Accounts;

“Elan Group” means Elan and each of its subsidiaries and subsidiary undertakings;

“Elan Net Cash” means Elan Cash Assets less Elan Debt. For the purposes of all calculations involved in the calculation of Elan Net Cash, all amounts in currencies other than dollars shall be converted into dollars at the exchange rate on the Cash Testing Date at London Market closing FX Rates as published by the Financial Times of London;

“Elan Net Cash Per Share Adjustment” shall have the meaning given to that term in paragraph 6 (Net Cash Rights) of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in this document;

“Elan Net Cash Threshold” means an amount of US$2,095 million (which has been calculated as per the terms of the Firm Announcement, being the amount of US$3,100 million less the total consideration including announced fees utilized by Elan in acquiring Elan Stock pursuant to the Dutch Auction of US$1,005 million);

“Elan Optionholders” means holders of options to subscribe for Elan Shares or otherwise acquire Elan Shares re-issued from treasury under the Employee Share Plans;

“Elan Shares” means ordinary shares of €0.05 each (nominal value) in the capital of Elan (including those represented by Elan ADSs);

“Elan Shares Affected” shall have the meaning given to that term in Part A of Appendix I;

“Elan Stock” means Elan Shares and/or Elan ADSs;

“Elan Stock Price” means the trading price, from time to time, of an Elan ADS on the NYSE;

“Elan Stockholders” means the registered holders of Elan Shares and the holders of Elan ADSs;

“Eligible Institution” a financial institution (including most banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program;

“Employee Share Plans” means:

(i)	Elan Corporation, plc 1996 Long Term Incentive Plan;

(ii)	Elan Corporation, plc 1996 Consultant Option Plan;

(iii)	Elan Corporation, plc 1999 Stock Option Plan;

(iv)	Elan Corporation, plc 2006 Long Term Incentive Plan;

(v)	Elan Corporation, plc 2012 Long Term Incentive Plan; and

(vi)	Elan Corporation, plc Employee Equity Purchase Plan;

“Encumbrance” means any adverse claim or right or third party right or other right or interest, equity, option or right to acquire or right to restrict, any mortgage, charge, assignment, pledge, lien or security interest or repurchase agreement or similar arrangement;

“euro” or “€” means euro, the single currency unit provided for in Council Regulation (EC) No. 974/98 of 8 May 1998, being the lawful currency of Ireland;

“Euroclear” means Euroclear UK & Ireland Limited, the Operator of CREST;

“Feeder Funds” means RPI US Partners, LP, RPI US Partners II, LP, RPI International Partners, LP and RPI International Partners II, LP;

“Financial Advisers” means J.P. Morgan and BofA Merrill Lynch;

“Firm Announcement” means the announcement by Royalty Pharma of a firm intention to make the Offer on 15 April 2013 pursuant to Rule 2.5 of the Irish Takeover Rules;

“Form of Acceptance” means the form of acceptance, election and authority relating to the Offer accompanying this document for use by holders of Elan Shares (but not for use by holders of Elan ADSs);

“Fully Diluted Elan Stock Number” means the fully diluted number of shares in the capital of Elan, following the cancellation of the Elan Shares repurchased under the Dutch Auction calculated in the manner set out in Appendix VI;

“Fully Diluted Elan Stock Number (Pre-Dutch Auction)” means the fully diluted number of shares in the capital of Elan, immediately prior to the cancellation of the Elan Shares repurchased under the Dutch Auction, calculated in the manner set out in Appendix VI;

“Initial Closing Date” means 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013, being the date fixed by Royalty Pharma as the first closing date of the Offer (or such later time(s) and/or date(s) as Royalty Pharma may: (i) with the consent of the Irish Takeover Panel (to the extent required) or in accordance with the Irish Takeover Rules; and (ii) subject to the US tender offer rules (subject to certain exemptive relief which has been granted in respect of the Offer by the SEC), determine as the closing date for acceptance of the Offer, in which case the term “Initial Closing Date” shall mean the latest time and date at which the Offer, as extended by Royalty Pharma, may be accepted or, if earlier, the date on which the Offer becomes or is declared unconditional in all respects);

“Initial Offer Period” means the period from the date of the Offer Document to and including the Initial Closing Date;

“Ireland” means the island of Ireland excluding Northern Ireland, and the word “Irish” shall be construed accordingly;

“Irish Holders” has the meaning given to the term in paragraph 7(a) (Irish taxation) of Appendix III;

“Irish Receiving Agent” or “Receiving Agent” means Capita Registrars (Ireland) Limited, in its capacity as Irish receiving agent for the Offer;

“Irish Stock Exchange” means the Irish Stock Exchange Limited;

“Irish Takeover Panel” means the Irish Takeover Panel established under the Irish Takeover Panel Act;

“Irish Takeover Panel Act” means the Irish Takeover Panel Act 1997 of Ireland (as amended);

“Irish Takeover Regulations” means the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006 of Ireland;

“Irish Takeover Rules” means the Irish Takeover Panel Act 1997, Takeover Rules 2007 of Ireland (as amended);

“J.P. Morgan” means J.P. Morgan Securities LLC (in its capacity as financial advisor), together with its affiliate J.P. Morgan Cazenove;

“J.P. Morgan Cazenove” means J.P. Morgan Limited;

“J.P. Morgan Securities” means J.P. Morgan Securities LLC (in its capacity as arranger);

“Letter of Transmittal” means the ADS letter of transmittal relating to the Offer accompanying this document for use by registered holders of Elan ADSs, whether certificated or not;

“LuxCo One” means Echo Acquisition Lux One Sarl, a private limited company incorporated in Luxembourg;

“LuxCo Two” means Echo Acquisition Lux Two Sarl, a private limited company incorporated in Luxembourg;

“LuxCo Three” means Echo Acquisition Lux Three Sarl, a private limited company incorporated in Luxembourg;

“LuxCo Three Bonds” has the meaning given to that term in paragraph 4 (Financing Arrangements) of Appendix III;

“Maximum Elan Shares Affected” shall have the meaning given to that term in Part A of Appendix I;

“member account ID” means the identification code or number attached to any member account in CREST;

“Net Cash Rights” shall have the meaning given in section 6 (Net Cash Rights) of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in this document;

“New York Stock Exchange” or “NYSE” means the New York Stock Exchange, LLC;

“Offer” means the offer made by Royalty Pharma to acquire the entire issued and to be issued share capital of Elan on the terms and subject to the conditions set out in this document and the Acceptance Documents (including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer);

“Offer Document” means this document;

“Offer Period” means the period commencing on (and including) 25 February 2013 and ending on whichever of the following dates shall be the latest: (i) 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 31 May 2013; (ii) the date on which the offer lapses or is withdrawn; and (iii) the date on which the Offer becomes or is declared unconditional in all respects;

“Offer Enterprise Value” means the enterprise value of Elan implied by the Offer, dependent on the offer price and calculated by Royalty Pharma in accordance with Appendix VIII;

“Overseas Stockholders” means Elan Stockholders who are resident in or nationals or citizens of, jurisdictions outside Ireland, the United Kingdom or the United States or who are nominees of, or custodians or trustees for, residents, nationals or citizens of such other jurisdictions;

“participant ID” means the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant;

“Permitted Amendments” has the meaning given to that term in condition (h) set out in Part A of Appendix I;

“pounds sterling” means pounds sterling, the lawful currency of the United Kingdom;

“Private Balance Sheet Confirmation Letter” means a letter addressed to Royalty Pharma, issued (as that term is explained at paragraph 8 (Net Cash Rights) of Appendix III) by an officer of Elan, making the confirmations set out in paragraph 6 (Net Cash Rights) of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in this document. A prescribed form of this letter is set out at Appendix IX;

“Proposal” means the indicative proposal made in the Proposal Announcement to acquire the entire issued and to be issued share capital of Elan at a price of US$11.00 for every Elan Share and Elan ADS;

“Proposal Announcement” means the announcement by RP Management on 25 February 2013 setting out the terms of the Proposal;

“Proposal Enterprise Value” means the enterprise value of Elan ascribed by the Proposal in RP Management’s Rule 2.4 announcement of 6 March 2013;

“Prothena” means Prothena Corporation plc;

“Public Balance Sheet Confirmation Announcement” means an announcement issued by Elan on a Regulatory Information Service, making the confirmations set out in paragraph 6 (Net Cash Rights) of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in this document. A prescribed form of this announcement is set out at Appendix IX;

“Regulatory Approvals” means any approvals including pricing and re-imbursement approvals, licences, authorisations of or agreements with, any federal, state or local regulatory agency, department, bureau or other governmental entity necessary for the marketing and sale of Tysabri in any jurisdiction;

“Regulatory Information Service” has the meaning set out in the Irish Takeover Rules;

“Relevant Date” means the date falling 46 calendar days after the despatch of this document;

“Restricted Jurisdiction” means any jurisdiction where the extension or acceptance of the Offer, or where sending or making available information concerning the Offer to Elan Stockholders, in such jurisdiction would violate the laws of that jurisdiction (but does not include Ireland, the United Kingdom or the United States);

“Royalty Pharma” means Echo Pharma Acquisition Limited, a private limited company incorporated under the laws of Ireland with registration number 525315, having its registered office at 70 Sir John Rogerson’s Quay, Dublin 2, Ireland;

“Royalty Pharma Loan Note” has the meaning given to that term in paragraph 4 (Financing Arrangements) of Appendix III;

“RP Management” means RP Management, LLC a Delaware corporation which acts as investment manager to entities investing in royalty interests in marketed and late stage biopharmaceutical products and which issued the Proposal Announcement;

“RPI” means Royalty Pharma Investments, an Irish unit trust;

“RPIFT” means RPI Finance Trust, a Delaware statutory trust;

“SEC” means the US Securities and Exchange Commission;

“Subsequent Offer Period” means the period following the Initial Offer Period during which the Offer remains open for acceptances but not withdrawals;

“TFE Instruction” a transfer from escrow instruction (as described in the CREST Manual);

“TTE Instruction” means a transfer to escrow instruction (as described in the CREST Manual);

“Tysabri Consideration” means the consideration of US$3.25 billion paid to the Elan Group at the closing of the Tysabri Transaction;

“Tysabri Royalty” means the royalty in respect of global sales of Tysabri payable to the Elan Group in accordance with the terms of the Tysabri Transaction Agreement;

“Tysabri Transaction” means the transaction between Elan and Biogen International in relation to the restructuring of Elan’s Tysabri collaboration with Biogen which was announced by Elan on 6 February 2013 and which closed on 2 April 2013;

“Tysabri Transaction Agreement” means the agreement in relation to the Tysabri Transaction;

“Unconditional Date” means the date on which the Offer becomes or is declared unconditional in all respects;

“Undisturbed Elan Stock Price” means the closing price of Elan ADSs on the New York Stock Exchange on 15 February 2013 (the last trading day prior to RP Management contacting Elan’s Chairman regarding the Proposal), being US$10.35;

“Undisturbed Elan Enterprise Value” means the enterprise value of Elan implied by the Undisturbed Elan Stock Price, as calculated in RP Management’s Rule 2.4 Announcement of 6 March 2013;

“Undisturbed Elan Equity Value” means the fully diluted equity value of Elan implied by the Undisturbed Elan Stock Price, as calculated in RP Management’s Rule 2.4 Announcement of 6 March 2013;

“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US” means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction;

“US Business Day” has the meaning given to that term in Rule 14d-1 under the US Exchange Act;

“US Closing Price” means the official closing price or middle market quotation of an Elan ADS, as appropriate on a particular US Business Day, as derived from official data published by the New York Stock Exchange;

“US Exchange Act” means the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“US Holders” means US holders of Elan Stock (within the meaning of Rule14d-1(d) under the US Exchange Act);

“US Information Agent” means MacKenzie Partners, Inc., in its capacity as information agent for the Offer;

“US Securities Act” means the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“US$”, “dollars”, “US Dollars” or “$” means US dollars, the lawful currency of the United States.

All references to time in this document are to Irish time unless otherwise stated.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

Any reference to “subsidiary undertaking”, “associated undertaking” or “undertaking” has the meaning given to such term in the European Communities (Companies: Group Accounts) Regulations 1992 of Ireland.

Any reference to “subsidiary” or “holding company” has the meaning given to such term in Section 155 of the Companies Act 1963 of Ireland, as amended.

Any references to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Any reference to any legislation is to Irish legislation unless specified otherwise.

Appendix VI

Calculation of the Fully Diluted Elan Stock Number

The Fully Diluted Elan Stock Number shall be calculated as follows:

•	510,033,256 Elan Shares, being the total issued shares in the capital of Elan as at 30 April 2013[13]; plus

•	the dilutive impact of outstanding options and restricted stock units, calculated using the treasury share method and based on the numbers set out below as disclosed by Elan on 23 April 2013 pursuant to its obligations under Rule 10.2 of the Irish Takeover Rules.

The table below sets out the options and restricted stock units considered for the calculation of the dilutive impact at a given Elan Stock price as disclosed by Elan on 23 April 2013 pursuant to its obligations under Rule 10.2 of the Irish Takeover Rules. For the purposes of the application of the treasury method, the exercise prices set out below are used.

Options and Restricted Stock Units considered for calculation of dilutive impact
Number of options/RSUs
outstanding	Exercise price	Exercise period
464,835	$7.24	Sep-03-2015
854,839	$11.65	Dec-06-2015
546	$13.67	Mar-26-2016
525,402	$15.40	Jan-31-2016
17,411	$16.77	Nov-25-2013
54,200	$23.25	Oct-10-2013
75,835	$24.99	Oct-28-2014
23,746	$25.40	Dec-21-2013
71,752	$26.78	Feb-20-2015
23,229	$7.24	Sep-03-2015
15,486	$7.80	May-25-2015
41,296	$15.40	Jan-31-2016
123,891	$15.76	Sep-03-2014
1,032,416	$5.11	Dec-11-2013
11,872	$5.62	Oct-14-2013
6,194	$6.18	Aug-07-2013
43,103	$12.45	Feb-19-2014
357,604	$15.76	Sep-03-2014
1,955	$21.98	Apr-20-2014
1,684,678	$0.00	Apr-29-2022
413	$4.28	Aug-31-2020
84,916	$4.50	Jun-30-2020
18,377	$4.66	Jan-08-2020
193	$4.92	Dec-20-2013

13 Sourced from Elan’s Regulatory Information Service announcement made on 30 April 2013 in conformity with Regulation 20 of the Transparency (Directive 2004/109/EC) Regulations 2007 of Ireland.

Options and Restricted Stock Units considered for calculation of dilutive impact
Number of options/RSUs
outstanding	Exercise price	Exercise period
413	$5.19	Oct-31-2020
258	$5.34	Nov-25-2013
5,162	$5.42	Sep-30-2020
8,517	$5.45	May-31-2020
34,844	$5.65	Feb-01-2021
2,349	$6.10	Nov-30-2019
13,261	$6.13	Nov-25-2013
1,161	$6.37	Nov-25-2013
579	$6.39	Nov-25-2013
173	$6.57	Nov-25-2013
1,935,710	$6.59	Jul-02-2021
516	$6.63	Dec-10-2013
51,621	$6.70	Mar-31-2021
1,119,647	$6.83	Oct-02-2020
154,862	$6.95	Sep-17-2019
52,640	$7.21	Jan-31-2020
28,474	$7.44	Jan-02-2019
687,995	$7.51	Oct-02-2019
413	$7.52	Oct-19-2013
8,259	$7.78	Feb-08-2019
206	$7.93	Dec-31-2013
25,122	$9.26	May-31-2021
495,561	$9.47	Dec-20-2013
71,626	$9.56	Oct-02-2013
66,075	$9.60	Dec-02-2022
4,984	$9.62	Nov-25-2013
1,000,000	$9.84	Feb-06-2023
29,251	$10.20	Aug-31-2021
11,013	$10.45	Nov-25-2013
387,156	$10.55	Oct-24-2022
3,613	$10.66	Oct-31-2022
176,237	$10.77	Nov-25-2013
255,522	$10.82	Nov-25-2013
4,474	$10.87	Jul-31-2021
135,805	$10.91	Nov-25-2013
1,708	$10.98	Sep-03-2022
33,554	$11.20	Dec-31-2013
37,510	$11.49	Jun-30-2021
28,756	$12.06	Dec-20-2013
12,047	$12.42	Oct-12-2013

Options and Restricted Stock Units considered for calculation of dilutive impact
Number of options/RSUs
outstanding	Exercise price	Exercise period
134,745	$12.43	Nov-25-2013
2,383,762	$12.76	Feb-08-2022
82,938	$12.97	May-31-2022
1,550	$13.04	Dec-31-2013
501,754	$13.36	Apr-29-2022
6,883	$13.49	Apr-30-2022
1,485,358	$13.51	Feb-20-2017
5,680	$13.69	Nov-25-2013
68,176	$14.19	Dec-05-2016
119,016	$15.11	Nov-25-2013
132,371	$18.05	Jul-31-2017
8,614	$18.87	Sep-03-2017
20,648	$18.90	Sep-12-2017
232	$19.30	Nov-25-2013
1,112	$20.61	Sep-30-2017
2,509	$20.68	Mar-31-2018
5,428	$21.40	Jan-01-2018
4,267	$21.44	Mar-02-2018
2,019	$21.85	Dec-31-2013
1,436	$22.94	Nov-25-2013
1,843	$24.00	Jun-01-2018
662,948	$24.22	Feb-13-2018
41,296	$24.30	May-21-2018
78,266	$25.06	Jan-31-2018
1,300	$25.95	Apr-30-2018
6,181	$34.68	Jun-30-2018
1,121,231	$0.00	Feb-07-2016
1,033,844	$9.84	Feb-06-2023
12,500	$10.59	Jan-31-2023
143,756	$11.46	Mar-07-2023

The Fully Diluted Elan Stock Number (Pre-Dutch Auction) shall be calculated on the same basis as the Fully Diluted Elan Stock Number, save that it shall be based on 598,848,607 Elan Shares in issue, being the total issued shares of Elan immediately prior to the cancellation of 88,888,888 Elan Shares repurchased under the Dutch Auction (as announced by Elan in its Regulatory Information Service announcement made, among other matters, in compliance with its obligations under Rule 2.10 of the Irish Takeover Rules on 18 April 2013).

Appendix VII

Definition of Deductions and Elan Cash Assets

Deductions

Deductions shall be calculated as the sum of:

•

the amount of any unpaid liabilities at the Cash Testing Date associated with the Prothena transaction, comprising the “Restructuring Accrual”, accrued Prothena transaction costs and Cambridge Collaboration termination accrual, each as laid out in note 26 to the Elan Annual Report and Accounts;

•	the estimated maximum amount of costs payable by the Elan Group which are associated with the Offer, calculated on the presumption that the Offer is successful;

•

the aggregate maximum consideration (actual or contingent and whether in cash or otherwise) in excess of US$10,000,000 which is payable to a person not a member of the Elan Group any time after the Cash Testing Date in respect of (i) any acquisitions, mergers, demergers, amalgamations, consolidations or disposals of any shares (except insofar as such shares are shares or investments in mutual or money market funds as outlined in the definition of Elan Cash Assets), operations, business, assets, undertakings, body corporates and (ii) any joint ventures, in-licences, collaborations or partnerships ((i) and (ii) together “M&A Transactions”) where the relevant contracts, undertakings, agreements or other binding commitments in respect of such M&A Transactions were executed, announced or entered into in the period from 1 January 2013 to the Cash Testing Date;

•

the aggregate of all capital expenditure in excess of US$10,000,000 incurred by the Elan Group, or to which the Elan Group becomes bound, in the period 1 January 2013 to the Cash Testing Date, but which is payable after the Cash Testing Date. For these purposes “capital expenditure” shall be items qualifying or which would on payment qualify for inclusion as property, plant or equipment under the accounting policies adopted by the Company in preparation of the most recent Form 20-F issued by the Company;

•

the aggregate maximum of all rental and other lease payments (including for those purposes, any increases in payment obligations in excess of existing contractual obligations) payable after the Cash Testing Date in excess of US$10,000,000 and to which a member of the Elan Group becomes bound by agreements, commitments, undertakings or contracts executed during the period 1 January 2013 to the Cash Testing Date; and

•

the aggregate maximum of all payments (including for those purposes, any increases in payment obligations in excess of existing contractual obligations) payable after the Cash Testing Date which together are in excess of US$20,000,000 under, or in respect of, all clinical research agreements, contracts, undertakings and commitments executed, announced or entered into in the period 1 January 2013 to the Cash Testing Date.

For the purposes of determining the Deductions all contingencies, milestones, performance criteria and conditions in any of the above mentioned contracts, undertakings, commitments or agreements shall be deemed to have occurred or been satisfied so that the Deduction shall include the maximum consideration, capital expenditure or other payments to which the Elan Group may become subject. Payment obligations are to be calculated over the maximum life of the relevant contract, agreement or commitment without any deduction or discount provided that any payments required to be made after a period of 10 years from the Cash Testing Date shall be ignored and shall not form part of the Deduction. Subject to the foregoing, any unquantifiable or unascertainable payment obligation shall be not be included as a Deduction.

All amounts shall be stated net of recoverable value added tax or equivalent tax in any jurisdiction.

Elan Cash Assets

Elan Cash Assets shall be calculated as the sum of the following items less the Deductions:

•

cash and cash equivalents (excluding the amount of restricted cash and cash equivalents) as prepared and presented in accordance with the accounting policies outlined in the Elan Annual Report and Accounts;

•	insofar as they are not otherwise encompassed in the definition of Elan Cash Assets, all of the following assets of Elan at the Cash Testing Date:

•

(1) the fair value of direct obligations of the United States of America or any member of the European Union or any agency thereof or obligations guaranteed by the United States of America or any member of the European Union or any agency thereof, in each case with maturities not exceeding two years;

•

(2) the fair value of commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an affiliate of the borrower) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of [P-1] (or higher) according to Moody’s, or [A-1] (or higher) according to S&P (or such similar equivalent rating or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the US Securities Act));

•

(3) the fair value of securities with maturities of two years or less from the date of acquisition issued or fully guaranteed by any State, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least A by S&P or A by Moody’s (or such similar equivalent rating or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the US Securities Act));

•

(4) the fair value of shares of mutual funds whose investment guidelines restrict 95% of such funds’ investments to those satisfying the provisions of clauses (1) through (3) above; and (5) the redemption value of investments in money market funds that (i) comply with the criteria set forth in Rule 2a-7 under the Investment Company Act of 1940 of the United States of America, as amended, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least US$5,000 million; and

provided that the amounts set forth in sub-clauses (1) through (4) above shall take into account the monetary effect of any restrictions or penalties or any non-recoverable withholding taxes associated with the sale (including restrictions on when such sales are made) of such assets.

Appendix VIII

Offer Enterprise Value

Calculation of Offer Enterprise Value
	Undisturbed Elan Stock Price[14]	Elan Balance Sheet Confirmation Requirement is not satisfied[15]	Elan Balance Sheet Confirmation Requirement is satisfied[16]
Offer Price (US$)		10.25	11.25
Fully Diluted Elan Stock Number (million)		515	516
Equity value (US$ million)	6,227	5,279	5,801
Net cash (US$ million)	(3,062)	(1,337)[17]	(1,859)
Enterprise value (US$ million)	3,165	3,943	3,943
% Premium to Undisturbed Elan Enterprise Value		24.6%	24.6%

Elan net cash position (US$ million unless stated)	Net cash
Cash and cash equivalents[18]	(1,997.4)
Current restricted cash[19]	(15.4)
Value of Prothena Stake[20]	(26.3)
Janssen AI funding commitment[21]	93.2
Restructuring accruals	27.6
Accrued transaction costs	12.5
Cambridge Collaboration Termination[22]	8.0
Unfunded pension liability[23]	39.1
Net cash pro forma for Tysabri Transaction	(1,858.7)

14 As set out in Appendix VI of RP Management’s Rule 2.4 announcement of 6 March 2013 (referred to there as Current Enterprise Value).

15 Assuming Elan Net Cash is less than the Elan Net Cash Threshold such that each Net Cash Right has a value of US$0.00.

16 Assuming Elan Net Cash equals or exceeds the Elan Net Cash Threshold.

17 Assumption of US$1,337 million of net cash for illustrative purposes only.

18 Pro Forma cash and cash equivalents as at 31 March 2013, extracted from Elan’s Q1 results on 24 April 2013.

19 Extracted from Elan’s Q1 results on 24 April 2013.

20 Calculated as the closing share price of Prothena’s ordinary shares of US$8.26 on the NASDAQ Stock Market on 30 April 2013 multiplied by 3,182,253 ordinary shares owned by Elan as disclosed in Elan’s Form 3 SEC filing on 20 December 2012.

21 Remaining funding commitment to Janssen AI as at February 2013 (per Elan’s 20-F SEC filing on 12 February 2013).

22 Extracted from Elan’s 20-F SEC filing on February 12, 2013 for the financial year ended 31 December 2012.

23 Extracted from Elan’s 20-F SEC filing on February 12, 2013 for the financial year ended 31 December 2012.

Appendix IX

Private Balance Sheet Confirmation Letter

[INSERT LETTERHEAD OF ELAN CORPORATION, PLC]

Private Balance Sheet Confirmation Letter

The Directors
Echo Pharma Acquisition Limited
70 Sir John Rogerson’s Quay
Dublin 2
Ireland
FOA: Pablo Legorreta

Date: [•]24

Dear Sirs

We refer to the offer document addressed to Elan Stockholders dated [•] May 2013 (the “Offer Document”). This letter constitutes the Private Balance Sheet Confirmation Letter.

We note the provisions of the Offer Document dealing with the Elan Balance Sheet Confirmation Requirement.

We hereby confirm that:

(a)	the amount of Elan Net Cash as at the Cash Testing Date is US$[•][25];

(b)	the Board of Elan has no reason to believe that there has been any material reduction in the Elan Net Cash since the Cash Testing Date; and

(c)	the Board of Elan has no reason to believe that there will be any material reduction in the Elan Net Cash in the 20 Business Days following the Relevant Date.

Elan Cash Assets has been calculated in accordance with Appendix VII of the Offer Document. Elan Debt and Elan Net Cash have been calculated in accordance with the definitions set out in the Offer Document.

Unless the context otherwise requires, terms used in this letter have the same meaning as in the Offer Document.

SIGNED BY [insert details of officer of Elan Corporation, plc duly authorised by the Board of Elan to issue this letter]
Duly Authorised

[24] Date to be inserted.
[25] Amount to be inserted.

Public Balance Sheet Confirmation Announcement

Elan Corporation, plc (“Elan”) refers to the offer document addressed to Elan Stockholders dated [•] May 2013 (the “Offer Document”). This announcement constitutes the Public Balance Sheet Confirmation Announcement.

Elan notes the provisions of the Offer Document dealing with the Elan Balance Sheet Confirmation Requirement.

Elan hereby confirms that:

(a)	the amount of Elan Net Cash as at the Cash Testing Date is US$[•][26];

(b)	the Board of Elan has no reason to believe that there has been any material reduction in the Elan Net Cash since the Cash Testing Date; and

(c)	the Board of Elan has no reason to believe that there will be any material reduction in the Elan Net Cash in the 20 Business Days following the Relevant Date.

Elan Cash Assets has been calculated in accordance with Appendix VII of the Offer Document. Elan Debt and Elan Net Cash have been calculated in accordance with the definitions set out in the Offer Document.

Unless the context otherwise requires, terms used in this announcement have the same meaning as in the Offer Document.

[26] Amount to be inserted.